As filed with the Securities and Exchange Commission on December 10, 2014

Registration No. 333-194767

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Box, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7372	20-2714444
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4440 El Camino Real

Los Altos, California 94022

(877) 729-4269

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Aaron Levie, Chairman and Chief Executive Officer

Dan Levin, President and Chief Operating Officer

Dylan Smith, Chief Financial Officer

Box, Inc.

4440 El Camino Real

Los Altos, California 94022

(877) 729-4269

(Names, address, including zip code, and telephone number, including area code, of agents for service)

Please send copies of all communications to:

Steven E. Bochner, Esq.	Peter McGoff, Esq.	Richard A. Kline, Esq.
Jose F. Macias, Esq.	Senior Vice President and General Counsel	Anthony J. McCusker, Esq.
Jon C. Avina, Esq.	Box, Inc.	Goodwin Procter LLP
Wilson Sonsini Goodrich & Rosati, P.C.	4440 El Camino Real	135 Commonwealth Drive
650 Page Mill Road	Los Altos, California 94022	Menlo Park, California 94025
Palo Alto, California 94304	(877) 729-4269	(650) 752-3100
(650) 493-9300

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer ☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued     , 2015

Shares

box

CLASS A COMMON STOCK

Box, Inc. is offering              shares of its Class A common stock. This is our initial public offering and no public market currently exists for shares of our Class A common stock. We anticipate that the initial public offering price will be between $         and $         per share.

Following this offering, we will have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of our Class A common stock and Class B common stock will be identical, except with respect to voting and conversion rights. Each share of our Class A common stock will be entitled to one vote. Each share of our Class B common stock will be entitled to 10 votes and will be convertible at any time into one share of our Class A common stock. The holders of our outstanding Class B common stock will hold approximately     % of the voting power of our outstanding capital stock following this offering.

Our Class A common stock has been approved for listing on the New York Stock Exchange under the symbol “BOX.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings. Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 15.

Price $ A Share

	Price to Public	Underwriting Discounts and Commissions (1)	Proceeds to Box, Inc.
Per Share	$	$	$
Total	$	$	$

(1) See the section titled “Underwriters” for a description of the compensation payable to the underwriters.

We have granted the underwriters the right to purchase up to an additional              shares of our Class A common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our Class A common stock to purchasers on                     , 2015.

Morgan Stanley	Credit Suisse BMO Capital Markets	J.P. Morgan

Canaccord Genuity	Pacific Crest Securities	Raymond James	Wells Fargo Securities

44K+ Paying organizations

32M+ Registered users

4BN+ Content interactions every three months

APAC Marketing Event.PDF
2014 MARKET SIZE
12%
9%
16%
11%
6%
box

39K+ Paying organizations
27M+ Registered users
3BN+ Content interactions every three months

Manage, share, collaborate like 275K+ great organizations

We have not authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock.

Through and including                     , 2015 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside of the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the following summary together with the more detailed information appearing elsewhere in this prospectus, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before deciding whether to purchase shares of our Class A common stock.

BOX, INC.

Our Mission and Vision

Our mission is to make organizations more productive, competitive and collaborative by connecting people and their most important information. We believe our platform can become the cloud-based content layer that spans organizations, applications and devices to enable users to get work done more efficiently—when, where and how they want.

Overview

Box provides a cloud-based, mobile-optimized Enterprise Content Collaboration platform that enables organizations of all sizes to easily and securely manage their content and collaborate internally and externally. Our platform combines powerful, elegant and easy-to-use functionality that is designed for users with the security, scalability and administrative controls required by IT departments. We have built our platform to enable users to get their work done regardless of file format, application environment, operating system, device or location. Our paying business customers include more than 48% of Fortune 500 companies and more than 22% of Global 2000 companies, and our over 32 million registered users include employees from 99% of Fortune 500 companies, including companies in highly regulated industries such as healthcare and life sciences, telecommunications, energy and financial services.

There are several fundamental technology trends that are dramatically changing both individual behavior and enterprise IT infrastructure. Information workers increasingly expect to be able to access and work with their business content from any internet-enabled device, and they demand solutions that are as simple to use as their consumer internet applications, such as Facebook, LinkedIn and Twitter. However, legacy on-premise IT architectures were not built for ease of use or mobility. As a result, IT departments are increasingly pressured to find easier to use solutions that address employees’ changing work styles, while also protecting confidential content, including documents, presentations, spreadsheets and multimedia.

At our founding, we recognized that content is more accessible, useful and powerful when it is centrally stored, managed and shared. We have architected our Enterprise Content Collaboration platform from the ground up to be cloud-based and mobile-optimized to meet the evolving demands of today’s information worker. Cloud-based Enterprise Content Collaboration is especially powerful because it enables users to access and collaborate on centralized content from anywhere and allows organizations to access new features and apply policies and controls across all users and content simultaneously. Our solution is especially well-suited to support globally distributed workers with multiple devices.

We are building a rich ecosystem around Box. Our platform integrates with the applications of our technology partners, including salesforce.com, NetSuite and others, giving our users full access to Box without leaving partner applications. In addition, third-party developers can rapidly build, update and provision new applications that leverage and extend the core functionality of our service, increasingly with a focus on specific industries and vertical market use cases. To date, tens of thousands of third-party developers have leveraged our platform as the secure content layer for their applications, including developers that are part of our Box OneCloud ecosystem, which provides users with access to more than 1,300 iOS and Android third-party applications.

Our go-to-market strategy combines end-user-driven bottoms-up adoption with top-down sales efforts. We offer individuals a free basic version of Box to provide them with a first-hand experience of the simplicity and effectiveness of our service. Our solution often spreads virally within and across organizations, as users adopt Box and invite new users to collaborate. We monetize this network effect by making it easy for users and organizations to subscribe to paid versions of our service on our self-service web portal. We also target senior IT and line of business management within organizations through direct and indirect sales strategies to formalize large-scale deployments. Frequently, an organization will purchase Box for one use case and later expand its deployment to other use cases and larger groups of employees.

Our go-to-market strategy also includes targeting specific industries that have content and collaboration challenges in their business. We deliver and are continuing to create solutions that target specific business problems within those industries with a combination of technology, services and marketing programs aimed at prospective buyers. Where relevant, we also facilitate compliance with industry-specific regulations to ensure companies can use Box in accordance with legal requirements. These industry solutions are aimed to speed the deployment and time to value for customers in industries such as healthcare and life sciences, financial services, legal services, media and entertainment, retail, education, energy and government.

Our solution is highly scalable and can support deployments ranging in size from one user to over a hundred thousand users. As of October 31, 2014, we had over 32 million registered users and supported over 275,000 organizations that collectively interact with their content on average over four billion times every three months. Our customers include over 44,000 paying organizations globally, and our largest deployment to date is over 97,000 users. We currently offer our solution in 20 languages. Our customer base includes leading organizations across industries, including Ameriprise Financial, Inc., Bechtel, Eli Lilly and Company, Gap, Inc., Schneider Electric, Sunbelt Rentals and Viacom.

We have experienced significant growth since our incorporation in 2005. For the 12 months ended December 31, 2011, January 31, 2013 and 2014, our revenue was $21.1 million, $58.8 million and $124.2 million, respectively, representing year-over-year growth of 179% and 111%. For the nine months ended October 31, 2013 and 2014, our revenue was $85.4 million and $153.8 million, respectively, representing period-over-period growth of 80%. We have invested and continue to invest heavily in our business to capitalize on our large market opportunity. As a result, we incurred net losses of $50.3 million, $112.6 million and $168.6 million for the 12 months ended December 31, 2011, January 31, 2013 and 2014, respectively. For the nine months ended October 31, 2013 and 2014, we incurred net losses of $125.2 million and $121.5 million, respectively.

Industry Trends

Trends such as Cloud, Mobility and the Proliferation of Data are Changing How People Work

Several technology trends have driven down the cost of storage, enabled faster, more powerful applications and increased the number of connected devices, paving the way for cloud and mobile to transform the way that people live and work.

•	Shift from On-Premise to Cloud-Based Applications. Advances in technology architectures have supported the rise of cloud computing, which enables the delivery of software-as-a-service (SaaS).

Today, mission-critical applications can be delivered reliably, securely and cost-effectively to customers over the internet without the need to purchase supporting hardware, software or ongoing maintenance. The lower total cost of ownership, better functionality and flexibility of cloud applications represent a compelling alternative to traditional on-premise solutions. As a result, Gartner, Inc. (Gartner) expects total cloud spending to increase from $130 billion worldwide in 2013 to $246 billion in 2017.

•	Increased Functionality and Proliferation of Mobile Devices. The rapidly increasing functionality of smartphones, tablets and other mobile devices has resulted in the significant adoption of such devices within organizations. According to International Data Corporation (IDC), there were 1.3 billion mobile internet users worldwide in 2013 and there will be 2.2 billion in 2017. Forrester Research, Inc. (Forrester) estimates that 29% of the global workforce in 2012 used three or more devices, worked from multiple locations and accessed several applications. According to Gartner, the number of tablets sold has grown at a compound annual growth rate of 97% between 2010 and 2014 worldwide, and is expected to surpass personal computers (PCs), by annual number of units sold, in 2016.

•	Explosion of Content and Data. The volume of data continues to grow significantly as users and organizations increase their usage of data-rich applications and access content from multiple connected devices. According to IDC, from 2005 to 2020, the volume of digital information will grow by a factor of 300, increasing demand for cost-efficient and scalable storage and content management solutions.

These technology advancements have enabled the rapid development of a number of highly intuitive and engaging consumer-oriented internet and mobile applications that have changed the expectations of today’s workforce. The rich functionality and usability of applications such as Facebook, LinkedIn and Twitter have led today’s generation to expect their work applications to be similarly accessible, intuitive, social and collaborative, and their content to be available in the cloud and on any of their mobile devices. In response to the growing desire among workers to access and interact with their business information through their preferred personal devices, many organizations have established “bring your own device” policies. At the same time, workers are increasingly utilizing their favorite applications in the workplace in order to be more productive without seeking approval from their IT departments.

IT is Changing to Embrace These Trends while Maintaining Security and Scalability Standards

IT departments are mandated to ensure security for enterprise content in the face of an increasing number of cyber attacks and data leaks, to comply with ever-changing regulatory requirements and to maintain control and visibility over internal and external users while also taking advantage of the benefits of cloud and mobility. While it is clear that embracing cloud and mobility is a competitive imperative, meeting the permissions, security, scalability and administrative requirements typical of IT departments has become increasingly difficult as the proliferation of devices and applications on various architectures has created a more heterogeneous IT environment. Regulatory and compliance requirements for content, collaboration and storage have grown increasingly complex across geographies and industries. At the same time, reliance on technology for critical content and data has made organizations more vulnerable to both sophisticated external cyber attacks and data leaks.

Effective Content Management is Critical to Business Success Today

The technology trends described above are changing where and how work gets done because people can now access information and do their work from anywhere at any time. Employees, clients, vendors and contractors can now be seamlessly connected, creating new opportunities for sharing, collaboration and productivity. Ultimately, these modern approaches to productivity are empowering organizations to increase information velocity and speed up decision making, thereby increasing their competitiveness in the marketplace.

Our Market Opportunity

Our Enterprise Content Collaboration platform provides a combination of intuitive, user-friendly content applications with enterprise-grade features and security to serve as a central content layer across organizations. Our platform addresses several traditional IT categories defined by IDC, including content management, cloud storage, collaboration, and project and portfolio management, which in aggregate represents an estimated $25 billion in global IT spending in 2014. We believe our opportunity includes large segments of existing enterprise IT spending as well as new use cases and users that are not currently captured by traditional market sizing studies. Customers purchase our services both to replace existing storage and content management solutions, as well as to enable entirely new use cases not well served by existing content or collaboration solutions.

The size and importance of the Enterprise Content Collaboration market is driven by the fact that information is central to every organization’s workflow, and organizations regularly invest in new ways to increase workforce productivity. According to Forrester, there were 615 million information workers as of 2013, and there are expected to be 865 million information workers by 2016. We believe our mobile-optimized platform extends our opportunity beyond information workers to anyone who uses information to get his or her job done, including all mobile workers. According to IDC, there were 1.0 billion mobile workers as of 2010, and there will be 1.3 billion mobile workers by 2015.

The Box Solution

Box empowers people to securely manage, share and collaborate on their content both internally and externally. We deliver applications (web and mobile), a platform for custom development and a series of industry-specific solutions.

•	Modern Cloud Architecture. We have built our platform from the ground up on a cloud-based architecture, which enables us to rapidly develop, update and provision our services to users.

•	Mobility. Our solution enables users to securely manage, share and collaborate on their content anytime and anywhere via nearly any device and operating system, including Mac, iOS, Android, Windows and Blackberry through both native and web applications.

•	Elegant, Intuitive and User-Focused Interface. We strive to enable quick and viral user adoption by maintaining a simple and elegant interface with compelling content collaboration features.

•	Simple and Rapid Deployment. Our cloud-based software allows organizations to easily, quickly and inexpensively deploy our product.

•	Enterprise-Grade Security, Reporting and Administrative Controls. We have invested heavily to build robust security, reporting and administrative controls that satisfy our customers’ most demanding security requirements. Box gives IT administrators powerful tools to define access rights by user, content type, device and usage.

•	Comprehensive Data Governance Strategy. We provide a secure, centralized system of record with Data Loss Prevention (DLP) capabilities. Our data security policies allow customers to apply quarantine or notification-only policies to sensitive confidential files, and we provide robust integrations for leading eDiscovery and DLP systems.

•	Built to Handle Content of Nearly Any Type. We have designed our solution to serve as the central content and collaboration layer for an organization’s employees. Users securely manage, share and collaborate on all types of information on our platform, regardless of format or file type, and from any device, location or operating system.

•	Extensible Platform for Custom and Third-Party Application Development. We provide an open platform with an application programming interface (API) that gives independent software vendors

(ISVs), companies and third-party developers access to our functionality. Our API can be used to build and deploy unique applications with custom interfaces and workflows that leverage Box capabilities for content access, viewing, sharing, collaboration, security and reporting. We have a growing developer ecosystem building applications on the Box platform, including over 1,300 OneCloud mobile applications.

•	Easy Integration with Other Cloud-Based Applications. We offer a number of off-the-shelf integrations with critical business applications, including Salesforce, NetSuite and others. Using Box Embed, customers are able to embed nearly all of our functionality in any web-based site or application, ensuring consistent accuracy and access.

•	Focus on Industry-Specific Solutions. In order to facilitate easier and faster deployment of Box, we have created and are continuing to create industry-specific solutions for those industries that have significant content and collaboration challenges. These solutions target specific business problems within those industries with a combination of Box, integration with industry-specific partner technologies, implementation expertise from Box Consulting and/or implementation partners, and templates for metadata and workflows that are applicable to those industries. Where relevant, we have obtained regulatory and compliance certifications as well. For example, we facilitate compliance with the Health Insurance Portability and Accountability Act (HIPAA) and the Health Information Technology for Economic and Clinical Health (HITECH) Act, both particularly relevant to the healthcare industry. We also facilitate compliance with the Payment Card Industry Data Security Standard (PCI DSS), which is critical to the financial services and insurance industries.

•	Pricing Plans. We offer our solution via multiple plans to meet the varying needs of our diverse customer base. Organizations can purchase different packages based on the size of their teams and level of functionality required.

•	Version for Free Users. We offer users a free version of Box in order to promote additional usage, brand and product awareness, and adoption. Our free offering allows users to invite anyone to collaborate on Box, enabling faster collaboration among employees, vendors, clients, contractors and other parties while exposing more potential users to our solution and helping our solution grow virally. Approximately one-third of our free users join Box because existing Box users and paying enterprises invited them to collaborate on a folder or file or access shared content.

•	Focus on Customer Success. Our customer success team works closely with customers to ensure they are obtaining the highest value from our services. Box Consulting, our professional services team, engages with customers to understand their specific use cases and deployment needs. We believe our customer success efforts are one of the reasons why we have been successful in retaining customers and increasing their use of our service both within and across their organizations.

Benefits of Our Platform

We provide the following key benefits to users, IT departments, organizations, and technology partners and third-party developers:

•	Benefits to Users. We provide users with the ability to securely manage, share and collaborate on content from any location using any operating system and on any device, ranging from PCs to smartphones and tablet devices. Our real-time collaboration solution enables users and their partners and customers to work together securely and more productively across functions, organizations and geographies. We provide these benefits with a service that is both powerful and simple to use.

•

Benefits to IT Departments. Our cloud-based service is quick and inexpensive to deploy. At the same time, our solution provides IT departments with enterprise-grade security, sophisticated data encryption technologies, data governance capabilities, secure content delivery networks and an intrusion detection system to monitor network traffic. We also offer an administrative console that allows IT administrators to manage their users and content, exercise granular security control, apply permission policies and maintain visibility on actions taken within corporate accounts.

•	Benefits to Organizations. Our solution enables organizations to replace technologies, such as File Transfer Protocol (FTP) servers, Managed File Transfer (MFT) tools and networked file servers, and experience greater ease of use at a lower total cost of ownership compared to their prior solutions. Moreover, our product is optimized for cloud and mobile, allowing organizations to extend content and collaboration to a broader base of users who work remotely using tablets and smartphones, enabling increased user productivity. Finally, by delivering our software as a cloud-based service, our customers always operate with the latest features and functionality.

•	Benefits to Technology Partners and Third-Party Developers. We have designed Box to integrate with the applications of our technology partners, such as salesforce.com, NetSuite and over 70 others, giving our users full access to Box’s complete functionality without leaving partner applications. ISVs, system integrators and other third-party developers can rapidly build, update and provision new applications that leverage and extend the core functionality of Box. We also give developers access to an audience of over 32 million registered users, which we believe allows our ecosystem of technology partners and third-party developers to address a broad set of use cases.

Our Growth Strategy

With an increasing number of information workers, industry trends toward cloud and mobility, and the increased need for global collaboration, we believe the market opportunity for Enterprise Content Collaboration is significant and growing. Key elements of our growth strategy include:

•	Extending Our Technology Leadership. We have made, and will continue to make, significant investments in research and development to strengthen our existing platform, continually enhance usability and develop additional Enterprise Content Collaboration functionality to improve productivity.

•	Increasing Our Customer Base Globally. We plan to continue investing in direct and indirect sales and free user marketing to acquire new customers both in the United States and internationally.

•	Growing Our Presence within Our Existing Customer Base. We will continue to expand deployment of our solution with existing customers by, among other things, growing from departmental deployments to broader implementations and addressing a broader range of use cases.

•	Target Industry Verticals. We will continue to target specific business problems across multiple industries including, but not limited to, healthcare and life sciences, financial services, legal services, media and entertainment, retail, education, energy and government. Where relevant, we also obtain regulatory and compliance certifications to ensure that companies can use Box in accordance with legal requirements.

•	Extending Our Sales Reach through Channel and Strategic Partners. We will continue to develop partnerships with leading channel partners, mobile device and hardware manufacturers, telecommunications service providers and system integrators.

•	Expanding Our Platform Ecosystem. We will continue to expand our platform ecosystem by developing additional relationships with ISVs, our customers’ internal development organizations and other third-party developers. By supporting these strategic relationships, we believe our platform ecosystem will extend to new use cases that deliver more targeted, higher value solutions. We also believe that, as more ISVs and other third-party developers join the ecosystem, we will attract more customers, further strengthening our ecosystem and making it more attractive to new developers.

Risks Affecting Us

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:

•	We have a history of cumulative losses, and we do not expect to be profitable for the foreseeable future;

•	We have a limited operating history, which makes it difficult to predict our future operating results;

•	The market in which we participate is intensely competitive, and if we do not compete effectively, our operating results could be harmed;

•	If the cloud-based Enterprise Content Collaboration market develops more slowly than we expect or declines, our business could be adversely affected;

•	We have experienced rapid growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or adequately address competitive challenges;

•	Our business depends substantially on customers renewing their subscriptions with us and expanding their use of our services. Any decline in our customer renewals or failure to convince our customers to broaden their use of our services would harm our future operating results;

•	If we are not able to provide successful enhancements, new features and modifications to our services, our business could be adversely affected;

•	Actual or perceived security vulnerabilities in our services or any breaches of our security controls and unauthorized access to a customer’s data could harm our business and operating results; and

•	The dual class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to the completion of this offering, including our executive officers, employees and directors and their affiliates, which will limit your ability to influence the outcome of important transactions, including a change in control. The holders of our outstanding Class B common stock will hold approximately % of the voting power of our outstanding capital stock following this offering.

Corporate Information

Our principal executive offices are located at 4440 El Camino Real, Los Altos, California 94022, and our telephone number is (877) 729-4269. Our website address is www.box.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus. We were incorporated in 2005 as Box.Net, Inc., a Washington corporation, and later reincorporated in 2008 under the same name as a Delaware corporation. In November 2011, we changed our name to Box, Inc. We changed our fiscal year end from December 31 to January 31, effective for our fiscal year ended January 31, 2013.

Unless expressly indicated or the context requires otherwise, the terms “Box,” “company,” “we,” “us,” and “our” in this prospectus refer to Box, Inc., a Delaware corporation, and, where appropriate, its wholly-owned subsidiaries. The Box design logo, “Box” and our other registered and common law trade names, trademarks and service marks are the property of Box, Inc. This prospectus contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

Emerging Growth Company

The Jumpstart Our Business Startups Act (JOBS Act) was enacted in April 2012 with the intention of encouraging capital formation in the United States and reducing the regulatory burden on newly public companies that qualify as “emerging growth companies.” We are an emerging growth company within the meaning of the JOBS Act. As an emerging growth company, we may take advantage of certain exemptions from various public reporting requirements, including the requirement that our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act), certain requirements related to the disclosure of executive compensation in this prospectus and in our periodic reports and proxy statements and the requirement that we hold a nonbinding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until we are no longer an emerging growth company.

We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which we have more than $1.0 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.

See the section titled “Risk Factors—Risks Related to Our Business and Our Industry—We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our Class A common stock less attractive to investors” for certain risks related to our status as an emerging growth company.

THE OFFERING

Class A common stock offered by us	shares

Class A common stock to be outstanding after this offering	shares

Class B common stock to be outstanding after this offering	shares

Total Class A common stock and Class B common stock to be outstanding after this offering	shares

Over-allotment option of Class A common stock offered by us	shares

Use of proceeds

We estimate that our net proceeds from the sale of our Class A common stock that we are offering will be approximately $        , assuming an initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility and create a public market for our Class A common stock. We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. While we cannot specify with certainty the particular uses of the net proceeds we receive from this offering, we currently expect to invest at least 50% of the net proceeds in sales and marketing activities, product development, general and administrative matters and capital expenditures to support the growth in our business. We also may use a portion of the net proceeds to acquire complementary businesses, products, services or technologies. However, we do not have agreements or commitments for any specific acquisitions at this time. See the section titled “Use of Proceeds” for additional information.

Voting rights

Shares of our Class A common stock are entitled to one vote per share.

Shares of our Class B common stock are entitled to 10 votes per share.

Holders of our Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation. The holders of our outstanding Class B common stock will hold approximately % of the voting power of our outstanding capital stock following this offering and will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. See the sections titled “Principal Stockholders” and “Description of Capital Stock” for additional information.

NYSE trading symbol	“BOX”

Prior to the completion of this offering, we had two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of our Class A common stock and Class B common stock were identical except with respect to voting. The holders of our Class A common stock were entitled to one vote per share, and the holders of our Class B common stock had no voting rights.

Upon the completion of this offering, we will have authorized a new class of Class A common stock and a new class of Class B common stock. All currently outstanding shares of our Class A common stock, Class B common stock and redeemable convertible preferred stock will convert into shares of our new Class B common stock. In addition, all currently outstanding restricted stock units (RSUs) and options to purchase shares of our capital stock will become eligible to be settled in or exercisable for shares of our new Class B common stock.

Unless otherwise indicated, other than in our consolidated financial statements, references in this prospectus to our Class A common stock and Class B common stock are to our new Class A common stock and new Class B common stock, respectively. We refer to our Class A common stock prior to the completion of this offering as “Existing Class A common stock” and our Class B common stock prior to the completion of this offering as “Existing Class B common stock.”

The number of shares of our Class A common stock and Class B common stock that will be outstanding after this offering is based on no shares of our Class A common stock and 99,454,587 shares of our Class B common stock (including our redeemable convertible preferred stock on an as-converted basis) outstanding as of October 31, 2014, and excludes:

•	18,050,150 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock outstanding as of October 31, 2014, with a weighted-average exercise price of $5.12 per share;

•	4,063,953 shares of our Class B common stock issuable upon the vesting of RSUs outstanding as of October 31, 2014;

•	295,000 shares of our Class B common stock issued after October 31, 2014, in connection with our acquisition of Clariso, Inc. (MedXT);

•	155,787 shares of our Class B common stock issuable after October 31, 2014, in connection with our acquisition of Greply Inc. (Streem);

•	30,000 shares of our Class B common stock issuable upon the vesting of RSUs granted after October 31, 2014; and

•	shares of our Class A common stock reserved for future issuance under our equity compensation plans, consisting of:

•	shares of our Class A common stock reserved for future issuance under our 2015 Equity Incentive Plan (2015 Plan), which will become effective prior to the completion of this offering;

•	254,714 shares of our Class B common stock reserved for future issuance under our 2011 Equity Incentive Plan (2011 Plan) as of October 31, 2014, which number of shares will be added to the shares of our Class A common stock to be reserved under our 2015 Plan upon its effectiveness, at which time we will cease granting awards under our 2011 Plan; and

•	shares of our Class A common stock reserved for future issuance under our 2015 Employee Stock Purchase Plan (ESPP), which will become effective prior to the completion of this offering.

Our 2015 Plan and ESPP each provide for annual automatic increases in the number of shares reserved thereunder, and our 2015 Plan also provides for increases in the number of shares reserved thereunder based on awards under our 2011 Plan that expire, are forfeited or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

Of the shares described above, up to 22,299,890 shares of our Class B common stock will be issuable after this offering upon the exercise or vesting of outstanding stock options or RSUs or in connection with our acquisition of Streem.

Unless otherwise indicated, other than in our consolidated financial statements, all information in this prospectus assumes:

•	the filing and effectiveness of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

•	the reclassification of our outstanding Existing Class A common stock and Existing Class B common stock into an equivalent number of shares of our Class B common stock, which will occur immediately prior to the completion of this offering, and the authorization of our Class A common stock;

•	the automatic conversion of all outstanding shares of our redeemable convertible preferred stock (other than our Series F redeemable convertible preferred stock) into an aggregate of 76,238,097 shares of our Class B common stock, which will occur immediately prior to the completion of this offering;

•	the automatic conversion of all 7,500,000 outstanding shares of our Series F redeemable convertible preferred stock into an aggregate of 7,500,000 shares of our Class B common stock immediately prior to the completion of this offering; if the initial public offering price is equal to the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the shares of our Series F redeemable convertible preferred stock would convert into shares of our Class B common stock. A $1.00 decrease in the initial public offering price would increase the number of shares of our Class B common stock issuable upon conversion of our Series F redeemable convertible preferred stock by , and a $1.00 increase in the initial public offering price would decrease the number of shares of our Class B common stock issuable upon conversion of our Series F redeemable convertible preferred stock by ;

•	the issuance of shares of our Class B common stock upon the assumed net exercise of a warrant to purchase up to 87,140 shares of our redeemable convertible preferred stock outstanding as of October 31, 2014, which exercise will occur immediately prior to the completion of this offering at an exercise price of $0.29 per share, based upon the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus; and

•	no exercise of the underwriters’ over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

We changed the end of our fiscal year from December 31 to January 31, effective for our fiscal year ended January 31, 2013, and as a result, we also present below certain summary consolidated financial information for the one-month transition period ended January 31, 2012. The summary consolidated statements of operations data presented below for the year ended December 31, 2011, the one-month period ended January 31, 2012 and the years ended January 31, 2013 and 2014 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the nine months ended October 31, 2013 and 2014 and the consolidated balance sheet data as of October 31, 2014 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on a basis consistent with our audited financial statements and reflect, in the opinion of management, all adjustments of a normal recurring nature that are necessary for the fair presentation of those unaudited consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in any future period, and the results for the nine months ended October 31, 2014 are not necessarily indicative of results to be expected for the full year. The following summary consolidated financial data should be read together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31, 2011	One Month Ended January 31, 2012	Year Ended January 31, 2013	Year Ended January 31, 2014	Nine Months Ended October 31,
					2013	2014
					(unaudited)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$21,084	$3,376	$58,797	$124,192	$85,363	$153,801
Cost of revenue(1)	6,873	850	14,280	25,974	17,640	32,579

Gross profit	14,211	2,526	44,517	98,218	67,723	121,222
Operating expenses:
Research and development(1)	14,396	1,915	28,996	45,967	32,494	48,415
Sales and marketing(1)	36,189	4,246	99,221	171,188	124,174	152,354
General and administrative(1)	13,480	1,125	25,429	39,843	29,657	41,276

Total operating expenses	64,065	7,286	153,646	256,998	186,325	242,045

Loss from operations	(49,854)	(4,760)	(109,129)	(158,780)	(118,602)	(120,823)
Remeasurement of redeemable convertible preferred stock warrant liability	(356)	(371)	(1,727)	(8,477)	(5,883)	140
Interest income (expense), net	(109)	27	(1,764)	(3,705)	(3,243)	(1,450)
Other income (expense), net	49	(8)	116	(26)	29	41

Loss before provision (benefit) for income taxes	(50,270)	(5,112)	(112,504)	(170,988)	(127,699)	(122,092)
Provision (benefit) for income taxes	1	15	59	(2,431)	(2,514)	(598)

Net loss	(50,271)	(5,127)	(112,563)	(168,557)	(125,185)	(121,494)
Accretion of redeemable convertible preferred stock	(80)	(9)	(226)	(341)	(256)	(7,577)

Net loss attributable to common stockholders	$(50,351)	$(5,136)	$(112,789)	$(168,898)	$(125,441)	$(129,071)

Net loss per share attributable to common stockholders, basic and diluted	$(9.53)	$(0.84)	$(14.68)	$(14.89)	$(11.48)	$(8.94)

Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted	5,284	6,099	7,684	11,341	10,928	14,444

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)				$(1.93)

Weighted-average shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)				82,948

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31, 2011	One Month Ended January 31, 2012	Year Ended January 31, 2013	Year Ended January 31, 2014	Nine Months Ended October 31,
					2013	2014
					(unaudited)
	(in thousands)
Cost of revenue	$686	$6	$1,087	$450	$249	$1,102
Research and development	899	19	1,211	3,154	1,866	8,220
Sales and marketing	837	24	1,893	5,017	3,297	8,306
General and administrative	3,800	23	3,345	3,128	2,102	4,716

Total stock-based compensation	$6,222	$72	$7,536	$11,749	$7,514	$22,344

Our consolidated balance sheet data as of October 31, 2014 is presented on:

•	an actual basis;

•	a pro forma basis, giving effect to the automatic conversion of all 83,738,097 outstanding shares of our redeemable convertible preferred stock into shares of our Class B common stock, the related reclassification of the redeemable convertible preferred stock warrant liability to additional paid-in capital, the recording of a deemed dividend, if any, related to the conversion of the outstanding Series F redeemable convertible preferred stock, and the effectiveness of our amended and restated certificate of incorporation, as if such conversion, reclassification, recording and effectiveness had occurred on October 31, 2014; and

•	a pro forma as adjusted basis, giving effect to the pro forma adjustments and the sale and issuance of shares of our Class A common stock by us in this offering, based upon the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the initial public offering price is equal to the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the shares of our Series F redeemable convertible preferred stock would convert into          shares of our Class B common stock. A $1.00 decrease in the initial public offering price would increase the number of shares of our Class B common stock issuable upon conversion of our Series F redeemable convertible preferred stock by             , and a $1.00 increase in the initial public offering price would decrease the number of shares of our Class B common stock issuable upon conversion of our Series F redeemable convertible preferred stock by             .

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

	October 31, 2014
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$165,270	$	$
Working capital	85,367
Total assets	313,941
Deferred revenue, current and non-current	100,680
Debt, non-current	40,000
Redeemable convertible preferred stock warrant liability, non-current	1,206
Redeemable convertible preferred stock	550,408
Total stockholders’ (deficit) equity	(431,673)

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) our cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by approximately $ million, assuming that the number of shares of our Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Key Business Metrics

We monitor the following key metrics to help us measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. In addition to our results determined in accordance with generally accepted accounting principles in the United States (GAAP), we believe the following non-GAAP financial and operational measures are useful in evaluating our operating performance.

	Year Ended December 31, 2011	Year Ended January 31, 2013	Year Ended January 31, 2014	Nine Months Ended October 31,
				2013	2014
Billings (in thousands)	$30,391	$85,727	$174,165	$112,695	$164,409
Billings growth rate	177%	182%	103%	109%	46%
Retention rate (period end)	129%	144%	136%	138%	130%

Billings

Billings represent our revenue plus the change in deferred revenue in the period. Billings we record in any particular period reflect sales to new customers plus subscription renewals and upsells to existing customers, and represent amounts invoiced for subscription, premier support and professional services (which we refer to as Box Consulting). We typically invoice our customers at the beginning of the term, in multiyear, annual, quarterly or monthly installments. If the customer elects to pay the full subscription amount at the beginning of the period, the total subscription amount for the entire term will be reflected in billings. If the customer elects to be invoiced annually or more frequently, only the amount billed for such period will be included in billings. See the section titled “Selected Consolidated Financial Data—Reconciliation of Billings to Revenue” for a reconciliation of billings to revenue, the most directly comparable GAAP financial measure, and explanations of why we track billings and why billings may be a useful measure for investors.

Retention Rate

We calculate our retention rate as of a period end by starting with the annual contract value (ACV) from customers with contract value of $5,000 or more as of 12 months prior to such period end (Prior Period ACV) and a subscription term of at least 12 months. We then calculate the ACV from these same customers as of the current period end (Current Period ACV). Finally, we divide the aggregate Current Period ACV for the trailing 12-month period by the aggregate Prior Period ACV for the trailing 12-month period to arrive at our retention rate. We believe our retention rate is an important metric that provides insight into the long-term value of our subscription agreements and our ability to retain and grow revenue from our customer base. We focus on contracts that have a value of $5,000 or more because, over time, these customers give us the best indicator for the growth of our business and the potential for incremental business as they renew and expand their deployments, and contracts with these customers represented a substantial majority of our revenue for the period ended October 31, 2014. See the section titled “Selected Consolidated Financial Data” for explanations of why we track retention rate, why retention rate may be a useful measure for investors and an explanation that there is no comparable GAAP financial measure to which we can reconcile this particular key metric.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before making a decision to invest in our Class A common stock. If any of the risks actually occur, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the market price of our Class A common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Our Industry

We have a history of cumulative losses, and we do not expect to be profitable for the foreseeable future.

We have incurred significant losses in each period since our inception in 2005. We incurred net losses of $50.3 million in our fiscal year ended December 31, 2011, $112.6 million in our fiscal year ended January 31, 2013, $168.6 million in our fiscal year ended January 31, 2014, and $121.5 million in the nine months ended October 31, 2014. As of October 31, 2014, we had an accumulated deficit of $482.7 million. These losses and accumulated deficit reflect the substantial investments we made to acquire new customers and develop our services. We intend to continue scaling our business to increase our number of users and paying organizations and to meet the increasingly complex needs of our customers. We have invested, and expect to continue to invest, in our sales and marketing organizations to sell our services around the world and in our development organization to deliver additional features and capabilities of our cloud services to address our customers’ evolving needs. We also expect to continue to make significant investments in our datacenter infrastructure and in our professional service organization as we focus on customer success. As a result of our continuing investments to scale our business in each of these areas, we do not expect to be profitable for the foreseeable future. Furthermore, to the extent we are successful in increasing our customer base, we will also incur increased losses due to upfront costs associated with acquiring new customers, particularly as a result of the limited free trial version of our service and the nature of subscription revenue, which is generally recognized ratably over the term of the subscription period, which is typically one year, although we also offer our services for terms ranging between one month to three years or more. We cannot assure you that we will achieve profitability in the future or that, if we do become profitable, we will sustain profitability.

We have a limited operating history, which makes it difficult to predict our future operating results.

We were incorporated and introduced our first service in 2005. As a result of our limited operating history, our ability to accurately forecast our future operating results is limited and subject to a number of uncertainties. We have encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as the risks and uncertainties described herein. If our assumptions regarding these risks and uncertainties (which we use to plan our business) are incorrect or change due to changes in our markets, or if we do not address these risks and uncertainties successfully, our operating and financial results could differ materially from our expectations, and our business could suffer.

The market in which we participate is intensely competitive, and if we do not compete effectively, our operating results could be harmed.

The market for cloud-based Enterprise Content Collaboration services is fragmented, rapidly evolving and highly competitive, with relatively low barriers to entry for certain applications and services. Many of our competitors and potential competitors are larger and have greater name recognition, much longer operating histories, larger marketing budgets and significantly greater resources than we do. Our competitors include Citrix, Dropbox, EMC, Google, and Microsoft. With the introduction of new technologies and market entrants, we expect competition to continue to intensify in the future. If we fail to compete effectively, our business will be harmed. Some of our principal competitors offer their products or services at a lower price, which has resulted in pricing pressures on our business. If we are unable to achieve our target pricing levels, our operating results would be negatively impacted. In addition, pricing pressures and increased competition generally could result in reduced sales, lower margins, losses or the failure of our services to achieve or maintain widespread market acceptance, any of which could harm our business.

Many of our competitors are able to devote greater resources to the development, promotion and sale of their products or services. In addition, many of our competitors have established marketing relationships and major distribution agreements with channel partners, consultants, system integrators and resellers. Moreover, many software vendors could bundle products or offer them at lower prices as part of a broader product sale or enterprise license arrangement. Some competitors may offer products or services that address one or a number of business execution functions at lower prices or with greater depth than our services. As a result, our competitors may be able to respond more quickly and effectively to new or changing opportunities, technologies, standards or customer requirements. Furthermore, some potential customers, particularly large enterprises, may elect to develop their own internal solutions. For all of these reasons, we may not be able to compete successfully against our current and future competitors.

If the cloud-based Enterprise Content Collaboration market develops more slowly than we expect or declines, our business could be adversely affected.

The cloud-based Enterprise Content Collaboration market is not as mature as the market for on-premise enterprise software, and it is uncertain whether a cloud-based service like ours will achieve and sustain high levels of customer demand and market acceptance. Because we derive, and expect to continue to derive, substantially all of our revenue and cash flows from sales of our cloud-based Enterprise Content Collaboration solution, our success will depend to a substantial extent on the widespread adoption of cloud computing in general and of cloud-based content collaboration services in particular. Many organizations have invested substantial personnel and financial resources to integrate traditional enterprise software into their organizations and, therefore, may be reluctant or unwilling to migrate to a cloud-based model for storing, accessing, sharing and managing their content. It is difficult to predict customer adoption rates and demand for our services, the future growth rate and size of the cloud computing market or the entry of competitive services. The expansion of a cloud-based Enterprise Content Collaboration market depends on a number of factors, including the cost, performance and perceived value associated with cloud computing, as well as the ability of companies that provide cloud-based services to address security and privacy concerns. If we or other providers of cloud-based services experience security incidents, loss of customer data, disruptions in delivery or other problems, the market for cloud-based services as a whole, including our services, may be negatively affected. If cloud-based services do not achieve widespread adoption, or there is a reduction in demand for cloud-based services caused by a lack of customer acceptance, technological challenges, weakening economic conditions, security or privacy concerns, competing technologies and products, decreases in corporate spending or otherwise, it could result in decreased revenue, harm our growth rates, and adversely affect our business and operating results.

We have experienced rapid growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or adequately address competitive challenges.

We have recently experienced a period of rapid growth in our operations and employee headcount. In particular, we grew from 689 employees as of January 31, 2013 to 1,131 employees as of October 31, 2014, and have also significantly increased the size of our customer base. You should not consider our recent growth in revenue as indicative of our future performance. However, we anticipate that we will significantly expand our operations and employee headcount in the near term, including internationally. This growth has placed, and future growth will place, a significant strain on our management, administrative, operational and financial infrastructure. Our success will depend in part on our ability to manage this growth effectively. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls, and our reporting systems and procedures. Failure to effectively manage growth could result in difficulty or delays in deploying customers, declines in quality or customer satisfaction, increases in costs, difficulties in introducing new features or other operational difficulties. Any of these difficulties could adversely impact our business performance and operating results.

Our business depends substantially on customers renewing their subscriptions with us and expanding their use of our services. Any decline in our customer renewals or failure to convince our customers to broaden their use of our services would harm our future operating results.

In order for us to maintain or improve our operating results, it is important that our customers renew their subscriptions with us when the existing subscription term expires. Our customers have no obligation to renew their subscriptions upon expiration, and we cannot assure you that customers will renew subscriptions at the same or higher level of service, if at all. Although our retention rate has historically been high, some of our customers have elected not to renew their subscriptions with us.

Our retention rate may decline or fluctuate as a result of a number of factors, including our customers’ satisfaction or dissatisfaction with our services, the effectiveness of our customer support services, our pricing, the prices of competing products or services, mergers and acquisitions affecting our customer base, the effects of global economic conditions or reductions in our customers’ spending levels. If our customers do not renew their subscriptions, purchase fewer seats or renew on less favorable terms, our revenue may decline, and we may not realize improved operating results from our customer base.

In addition, the growth of our business depends in part on our customers expanding their use of our services. The use of our cloud-based Enterprise Content Collaboration platform often expands within an organization as new users are added or as additional services are purchased by or for other departments within an organization. Further, as we have introduced new services throughout our operating history, our existing customers have constituted a significant portion of the users of such services. If we are unable to encourage our customers to broaden their use of our services, our operating results may be adversely affected.

If we are not able to provide successful enhancements, new features and modifications to our services, our business could be adversely affected.

Our industry is marked by rapid technological developments and new and enhanced applications and services. If we are unable to provide enhancements and new features for our existing services or new services that achieve market acceptance or that keep pace with rapid technological developments, our business could be adversely affected. For example, we have recently introduced Box Notes, which allows users to create documents, take notes and share ideas in real-time with anyone. The success of enhancements, new features and services depends on several factors, including the timely completion, introduction and market acceptance of such enhancements, features or services. Failure in this regard may significantly impair our revenue growth. In addition, because our services are designed to operate on a variety of systems, we will need to continuously modify and enhance our services to keep pace with changes in internet-related hardware, mobile operating systems such as iOS and Android, and other software, communication, browser and database technologies. We may not be successful in either developing these modifications and enhancements or in bringing them to market in a timely fashion. Furthermore, modifications to existing platforms or technologies will increase our research and development expenses. Any failure of our services to operate effectively with future network platforms and technologies could reduce the demand for our services, result in customer dissatisfaction and adversely affect our business.

Actual or perceived security vulnerabilities in our services or any breaches of our security controls and unauthorized access to a customer’s data could harm our business and operating results.

The services we offer involve the storage of large amounts of our customers’ sensitive and proprietary information. Cyber attacks and other malicious internet-based activity continue to increase in frequency and in magnitude generally, and cloud-based content collaboration services have been targeted in the past. As we increase our customer base and our brand becomes more widely known and recognized, we may become more of a target for these malicious third parties. If our security measures are breached as a result of third-party action, employee negligence and/or error, malfeasance, product defects or otherwise, and this results in the disruption of the confidentiality, integrity or availability of our customers’ data, we could incur significant liability to our customers and to individuals or organizations whose information was being stored by our customers, and our business may suffer and our reputation may be damaged. Techniques used to obtain unauthorized access to, or to sabotage, systems or networks, change frequently and generally are not recognized until launched against a target. Therefore, we may be unable to anticipate these techniques, react in a timely manner, or implement adequate preventive measures. In addition, our customer contracts often include (i) specific obligations that we maintain the availability of the customer’s data through our service and that we secure customer content against unauthorized access or loss, and (ii) indemnity provisions whereby we indemnify our customers for third-party claims asserted against them that result from our failure to maintain the availability of their content or securing the same from unauthorized access or loss. While our customer contracts contain limitations on our liability in connection with these obligations and indemnities, if an actual or perceived security breach occurs, the market perception of the effectiveness of our security measures could be harmed, we could be subject to indemnity or damage claims in certain customer contracts, and we could lose future sales and customers, any of which could harm our business and operating results. Furthermore, while our errors and omissions insurance policies include liability coverage for these matters, if we experienced a widespread security breach that impacted a significant number of our customers for whom we have these indemnity obligations, we could be subject to indemnity claims that exceed such coverage.

As a substantial portion of our sales efforts are increasingly targeted at enterprise customers, our sales cycle may become lengthier and more expensive, we may encounter greater pricing pressure and implementation and customization challenges, and we may have to delay revenue recognition for more complicated transactions, all of which could harm our business and operating results.

As a substantial portion of our sales efforts are increasingly targeted at enterprise customers, we face greater costs, longer sales cycles and less predictability in the completion of some of our sales. In this market segment, the customer’s decision to use our services may be an enterprise-wide decision, in which case these types of sales require us to provide greater levels of customer education regarding the uses and benefits of our services, as well as education regarding security, privacy, and data protection laws and regulations, especially for those customers in more heavily regulated industries or those with significant international operations. In addition, larger enterprises may demand more customization, integration and support services, and features. As a result of these factors, these sales opportunities may require us to devote greater sales support and professional services resources to individual customers, which could increase our costs and sales cycle and divert our own sales and professional services resources to a smaller number of larger customers. Meanwhile, this would potentially require us to delay revenue recognition on some of these transactions until the technical or implementation requirements have been met. Professional services may also be performed by a third party or a combination of our own staff and a third party. Our strategy is to work with third parties to increase the breadth of capability and depth of capacity for delivery of these services to our customers. If a customer is not satisfied with the quality or interoperability of our services with their own IT environment, we could incur additional costs to address the situation, which could adversely affect our margins. Moreover, any customer dissatisfaction with our services could damage our ability to encourage broader adoption of our services by that customer. In addition, any negative publicity resulting from such situations, regardless of its accuracy, may further damage our business by affecting our ability to compete for new business with current and prospective customers.

Privacy concerns and laws or other domestic or foreign regulations may reduce the effectiveness of our services and harm our business.

Users can use our services to store personal or identifying information. However, federal, state and foreign government bodies and agencies have adopted or are considering adopting laws and regulations regarding the collection, use and disclosure of personal information obtained from consumers and other individuals. The costs of compliance with, and other burdens imposed by, such laws and regulations that are applicable to our business or the businesses of our customers may limit the use and adoption of our services and reduce overall demand for them.

In addition, foreign data protection, privacy and other laws and regulations are often more restrictive than those in the United States. For example, a revision to the 1995 European Union Data Protection Directive is currently being considered by European legislative bodies that may include more stringent operational requirements for data processors and significant penalties for non-compliance. Similarly, there have been a number of recent legislative proposals in the United States, at both the federal and state level, that would impose new obligations in areas such as privacy and liability for copyright infringement by third parties. These existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products, result in negative publicity, increase our operating costs, require significant management time and attention, and subject us to claims or other remedies, including fines or demands that we modify or cease existing business practices.

These U.S. federal and state and foreign laws and regulations, which can be enforced by private parties or governmental entities, are constantly evolving and can be subject to significant change. A number of proposals are pending before federal, state and foreign legislative and regulatory bodies that could affect our business. For example, the European Commission is currently considering a data protection regulation that may include operational requirements for companies that receive personal data that are different than those currently in place in the European Union, and that may also include significant penalties for non-compliance. In addition, some countries are considering legislation requiring local storage and processing of data that could increase the cost and complexity of delivering our services.

Furthermore, government agencies may seek to access sensitive information that our users upload to Box, or restrict users’ access to Box. Laws and regulations relating to government access and restrictions are evolving, and compliance with such laws and regulations could limit adoption of our services by users and create burdens on our business. Moreover, regulatory investigations into our compliance with privacy-related laws and regulations could increase our costs and divert management attention.

If we are not able to satisfy data protection, security, privacy, and other government- and industry-specific requirements, our growth could be harmed.

There are a number of data protection, security, privacy and other government- and industry-specific requirements, including those that require companies to notify individuals of data security incidents involving certain types of personal data. Security compromises experienced by our competitors, by our customers or by us may lead to public disclosures, which could harm our reputation, erode customer confidence in the effectiveness of our security measures, negatively impact our ability to attract new customers, or cause existing customers to elect not to renew their agreements with us. In addition, some of the industries we serve have industry-specific requirements relating to compliance with certain security and regulatory standards, such as those required by the Health Insurance Portability and Accountability Act (HIPAA) and the Health Information Technology for Economic and Clinical Health (HITECH) Act. As we expand into new verticals and regions, we will need to comply with these and other new requirements. If we cannot comply or if we incur a violation in one or more of these requirements, our growth could be adversely impacted, and we could incur significant liability.

Because we recognize revenue from subscriptions for our services over the term of the subscription, downturns or upturns in new business may not be immediately reflected in our operating results.

We generally recognize revenue from customers ratably over the terms of their subscription agreements, which are typically one year. As a result, most of the revenue we report in each quarter is the result of subscription agreements entered into during previous quarters. Consequently, a decline in new or renewed subscriptions in any one quarter may not be reflected in our revenue results for that quarter. However, any such decline will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our services, and potential changes in our retention rate may not be fully reflected in our operating results until future periods. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers must be recognized over the applicable subscription term.

Our platform must integrate with a variety of operating systems and software applications that are developed by others, and if we are unable to ensure that our solutions interoperate with such systems and applications, our service may become less competitive, and our operating results may be harmed.

We offer our services across a variety of operating systems and through the internet. We are dependent on the interoperability of our platform with third-party mobile devices, desktop and mobile operating systems, as well as web browsers that we do not control. Any changes in such systems, devices or web browsers that degrade the functionality of our services or give preferential treatment to competitive services could adversely affect usage of our services. In order to deliver high quality services, it is important that they work well with a range of operating systems, networks, devices, web browsers and standards that we do not control. In addition, because a substantial number of our users access our services through mobile devices, we are particularly dependent on the interoperability of our services with mobile devices and operating systems. We may not be successful in developing relationships with key participants in the mobile industry or in developing services that operate effectively with these operating systems, networks, devices, web browsers and standards. In the event that it is difficult for our users to access and use our services, our user growth may be harmed, and our business and operating results could be adversely affected.

We cannot accurately predict new subscription or expansion rates and the impact these rates may have on our future revenue and operating results.

In order for us to improve our operating results and continue to grow our business, it is important that we continue to attract new customers and expand deployment of our solution with existing customers. To the extent we are successful in increasing our customer base, we could incur increased losses because costs associated with new customers are generally incurred up front, while revenue is recognized ratably over the term of our subscription services. Alternatively, to the extent we are unsuccessful in increasing our customer base, we could also incur increased losses as costs associated with marketing programs and new products intended to attract new customers would not be offset by incremental revenue and cash flow. Furthermore, if our customers do not expand their deployment of our services, our revenue may grow more slowly than we expect. All of these factors can negatively impact our future revenue and operating results.

Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly operating results, including the levels of our revenue, gross margin, profitability, cash flow and deferred revenue, may vary significantly in the future, and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control and, as a result, may not fully reflect the underlying performance of our business. Fluctuations in quarterly results may negatively impact the value of our Class A common stock. Factors that may cause fluctuations in our quarterly financial results include, but are not limited to:

•	our ability to attract new customers;

•	our ability to convert users of our limited free versions to paying customers;

•	the addition or loss of large customers, including through acquisitions or consolidations;

•	our retention rate;

•	the timing of recognition of revenue;

•	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

•	network outages or security breaches;

•	general economic, industry and market conditions;

•	increases or decreases in the number of features in our services or pricing changes upon any renewals of customer agreements;

•	changes in our pricing policies or those of our competitors;

•	seasonal variations in sales of our services, which has historically been highest in the fourth quarter of a calendar year;

•	the timing and success of new services and service introductions by us and our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers or strategic partners; and

•	the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired companies.

One of our marketing strategies is to offer a limited free version of our service, and we may not be able to realize the benefits of this strategy.

We offer a limited version of our service to users free of charge in order to promote additional usage, brand and product awareness, and adoption. Some users never convert from a free version to a paid version of our service. Our marketing strategy also depends in part on persuading users who use the free version of our service to convince decision-makers to purchase and deploy our service within their organization. To the extent that these users do not become, or lead others to become, paying customers, we will not realize the intended benefits of this marketing strategy, and our ability to grow our business and revenue may be harmed.

If we fail to effectively manage our technical operations infrastructure, our customers may experience service outages and delays in the further deployment of our services, which may adversely affect our business.

We have experienced significant growth in the number of users and the amount of data that our operations infrastructure supports. We seek to maintain sufficient excess capacity in our operations infrastructure to meet the needs of all of our customers. We also seek to maintain excess capacity to facilitate the rapid provisioning of new customer deployments and the expansion of existing customer deployments. In addition, we need to properly manage our technological operations infrastructure in order to support version control, changes in hardware and software parameters and the evolution of our services. However, the provision of new hosting infrastructure requires significant lead-time. We have experienced, and may in the future experience, website disruptions, outages and other performance problems. These problems may be caused by a variety of factors, including infrastructure changes, human or software errors, viruses, security attacks, fraud, spikes in customer usage and denial of service issues. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time, which may harm our reputation and operating results. Furthermore, if we do not accurately predict our infrastructure requirements, our existing customers may experience service outages that may subject us to financial penalties, financial liabilities and customer losses. If our operations infrastructure fails to keep pace with increased sales, customers may experience delays as we seek to obtain additional capacity, which could adversely affect our reputation and our revenue.

Interruptions or delays in service from our third-party datacenter hosting facilities could impair the delivery of our services and harm our business.

We currently store our customers’ information within two third-party datacenter hosting facilities located in Northern California. As part of our current disaster recovery arrangements, our production environment and all of our customers’ data is currently replicated in near real time in a facility located in Las Vegas, Nevada. In addition, all of our customers’ data is further replicated on a third-party storage platform located on the East Coast. These facilities are located in areas prone to earthquakes and are also vulnerable to damage or interruption from floods, fires, power loss, telecommunications failures and similar events. They may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. Any damage to, or failure of, our systems generally could result in interruptions in our service. Interruptions in our service may reduce our revenue, cause us to issue credits or pay penalties, cause customers to terminate their subscriptions and adversely affect our renewal rate and our ability to attract new customers. Our business will also be harmed if our customers and potential customers believe our service is unreliable. Despite precautions taken at these facilities, the occurrence of a natural disaster, an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in our service. Even with the disaster recovery arrangements, our service could be interrupted. As we continue to add datacenters and add capacity in our existing datacenters, we may move or transfer our data and our customers’ data. Despite precautions taken during this process, any unsuccessful data transfers may impair the delivery of our service. Further, as we continue to grow and scale our business to meet the needs of our customers, additional burdens may be placed on our hosting facilities. In particular, a rapid expansion of our business could cause our network or systems to fail.

If we overestimate or underestimate our data center capacity requirements, our operating results could be adversely affected.

Only a small percentage of our customers that are organizations currently use our service as a way to organize all of their internal files. In particular, larger organizations and enterprises typically use our service to connect people and their most important information so that they are able to get work done more efficiently. However, over time, we may experience an increase in customers that look to Box as their complete content storage solution. The costs associated with leasing and maintaining our data centers already constitute a significant portion of our capital and operating expenses. We continuously evaluate our short- and long-term data center capacity requirements to ensure adequate capacity for new and existing customers while minimizing unnecessary excess capacity costs. If we overestimate the demand for our cloud-based storage service and therefore secure excess data center capacity, our operating margins could be reduced. If we underestimate our data center capacity requirements, we may not be able to service the expanding needs of new and existing customers and may be required to limit new customer acquisition, which would impair our revenue growth. Furthermore, regardless of our ability to appropriately manage our data center capacity requirements, an increase in the number of organizations, in particular large businesses and enterprises, that use our service as a larger component of their content storage requirements could result in lower gross and operating margins or otherwise have an adverse impact on our financial condition and operating results.

We depend on highly skilled personnel to grow and operate our business, and if we are unable to hire, retain and motivate our personnel, we may not be able to grow effectively.

Our future success will depend upon our continued ability to identify, hire, develop, motivate and retain highly skilled personnel, including senior management, engineers, designers, product managers, sales representatives, and customer support representatives. Our ability to execute efficiently is dependent upon contributions from our employees, including our senior management team and, in particular, Aaron Levie, our co-founder, Chairman and Chief Executive Officer. In addition, occasionally, there may be changes in our senior management team that may be disruptive to our business. If our senior management team, including any new hires that we may make, fails to work together effectively and to execute on our plans and strategies on a timely basis, our business could be harmed.

Our growth strategy also depends on our ability to expand our organization with highly skilled personnel. Identifying, recruiting, training and integrating qualified individuals will require significant time, expense and attention. In addition to hiring new employees, we must continue to focus on retaining our best employees. Many of our employees may be able to receive significant proceeds from sales of our equity in the public markets after this offering, which may reduce their motivation to continue to work for us. Competition for highly skilled personnel is intense, particularly in the San Francisco Bay Area, where our headquarters are located. We may need to invest significant amounts of cash and equity to attract and retain new employees, and we may never realize returns on these investments. If we are not able to effectively add and retain employees, our ability to achieve our strategic objectives will be adversely impacted, and our business will be harmed.

We may be sued by third parties for alleged infringement of their proprietary rights.

There is considerable patent and other intellectual property development activity in our industry. Our success depends on our not infringing upon the intellectual property rights of others. Our competitors, as well as a number of other entities, including non-practicing entities, and individuals, may own or claim to own intellectual property relating to our industry.

For example, on June 5, 2013, Open Text S.A. (Open Text) filed a lawsuit against us in U.S. District Court, Eastern District of Virginia, alleging that our core cloud software and Box Edit application directly and indirectly infringe 12 patents in three patent families that Open Text acquired through its acquisition of various companies. Open Text is seeking preliminary and permanent injunctions against infringement, treble damages, and attorney’s fees. A claims construction hearing, also known as a Markman hearing, was held on November 20, 2014, and a trial date has been scheduled for February 2, 2015.

Should Open Text prevail on its claims that one or more elements of our solution infringe one or more of its valid patents, we could be required to pay substantial damages for past sales of our solution, enjoined from developing, using, and licensing such elements of our solution if a license or other right to continue selling such elements is not made available to us or we are unable to work around such patents, and required to pay substantial ongoing royalties and comply with unfavorable terms if such a license is made available to us. While we believe we have valid defenses to Open Text’s claims, any of these outcomes could result in a material adverse effect on our business. Even if we were to prevail, this litigation could be costly and time-consuming, divert the attention of our management and key personnel from our business operations and dissuade potential customers from purchasing our solution, which would also materially harm our business. During the course of litigation, we anticipate announcements of the results of hearings and motions, and other interim developments related to the litigation. If securities analysts or investors regard these announcements as negative, the market price of our common stock may decline. We intend to defend the lawsuit vigorously. See the section titled “Business—Legal Proceedings” for additional information related to this litigation.

From time to time, certain other third parties have claimed that we are infringing upon their intellectual property rights, and we may be found to be infringing upon such rights. In addition, we cannot assure you that actions by other third parties alleging infringement by us of third-party patents will not be asserted or prosecuted against us. In the future, others may claim that our services and underlying technology infringe or violate their intellectual property rights. However, we may be unaware of the intellectual property rights that others may claim cover some or all of our technology or services. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our services, or require that we comply with other unfavorable terms. We may also be obligated to indemnify our customers or business partners or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, modify services, or refund fees, which could be costly. Even if we were to prevail in such a dispute, any litigation regarding our intellectual property could be costly and time consuming and divert the attention of our management and key personnel from our business operations.

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

Our success and ability to compete depend in part on our intellectual property. As of October 31, 2014, we had seven issued U.S. patents, nine issued Great Britain patents and more than 130 pending patent applications. We primarily rely on copyright, trade secret and trademark laws, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be inadequate. We may not be able to obtain any further patents, and our pending applications may not result in the issuance of patents. We have issued patents and pending patent applications outside the U.S., and we may have to expend significant resources to obtain additional patents as we expand our international operations.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Accordingly, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. Our failure to secure, protect and enforce our intellectual property rights could materially adversely affect our brand and adversely impact our business.

We rely on third parties for certain financial and operational services essential to our ability to manage our business. A failure or disruption in these services could materially and adversely affect our ability to manage our business effectively.

We rely on third parties for certain essential financial and operational services. Traditionally, the vast majority of these services have been provided by large enterprise software vendors who license their software to customers. However, we receive many of these services on a subscription basis from various software-as-a-service companies that are smaller and have shorter operating histories than traditional software vendors. Moreover, these vendors provide their services to us via a cloud-based model instead of software that is installed on our premises. As a result, we depend upon these vendors providing us with services that are always available and are free of errors or defects that could cause disruptions in our business processes, which would adversely affect our ability to operate and manage our operations.

We are subject to governmental export controls that could impair our ability to compete in international markets due to licensing requirements and economic sanctions programs that subject us to liability if we are not in full compliance with applicable laws.

Certain of our services are subject to export controls, including the U.S. Department of Commerce’s Export Administration Regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. The provision of our products and services must comply with these laws. The U.S. export control laws and U.S. economic sanctions laws include prohibitions on the sale or supply of certain products and services to U.S. embargoed or sanctioned countries, governments, persons and entities and also require authorization for the export of encryption items. In addition, various countries regulate the import of certain encryption technology, including through import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our services or could limit our customers’ ability to implement our services in those countries.

Although we take precautions to prevent our services from being provided in violation of such laws, our solutions may have been in the past, and could in the future be, provided inadvertently in violation of such laws, despite the precautions we take. If we fail to comply with these laws, we and our employees could be subject to civil or criminal penalties, including the possible loss of export privileges, monetary penalties, and, in extreme cases, imprisonment of responsible employees for knowing and willful violations of these laws. We may also be adversely affected through penalties, reputational harm, loss of access to certain markets, or otherwise.

Changes in our services, or changes in export, sanctions and import laws, may delay the introduction and sale of our services in international markets, prevent our customers with international operations from deploying our services or, in some cases, prevent the export or import of our services to certain countries, governments, persons or entities altogether. Any change in export or import regulations, economic sanctions or related laws, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our services, or in our decreased ability to export or sell our services to existing or potential customers with international operations. Any decreased use of our services or limitation on our ability to export or sell our services would likely adversely affect our business, financial condition and operating results.

We focus on product innovation and user engagement rather than short-term operating results.

We focus heavily on developing and launching new and innovative products and features, as well as on improving the user experience for our services. We also focus on growing the number of Box users and paying organizations through direct field sales, direct inside sales, indirect channel sales and through word-of-mouth by individual users, some of whom use our services at no cost. We prioritize innovation and the experience for users on our platform, as well as the growth of our user base, over short-term operating results. We frequently make product and service decisions that may reduce our short-term operating results if we believe that the decisions are consistent with our goals to improve the user experience and to develop innovative features that we feel our users desire. These decisions may not be consistent with the short-term expectations of investors and may not produce the long-term benefits that we expect.

We provide service level commitments under our subscription agreements. If we fail to meet these contractual commitments, we could be obligated to provide credits or refunds for prepaid amounts related to unused subscription services or face subscription terminations, which could adversely affect our revenue. Furthermore, any failure in our delivery of high-quality customer support services may adversely affect our relationships with our customers and our financial results.

Our subscription agreements with customers provide certain service level commitments. If we are unable to meet the stated service level commitments or suffer extended periods of downtime that exceed the periods allowed under our customer agreements, we may be obligated to provide these customers with service credits, or we could face subscription terminations, which could significantly impact our revenue. Any extended service outages could also adversely affect our reputation, which would also impact our future revenue and operating results.

Our customers depend on our customer success organization to resolve technical issues relating to our services. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for support services. Increased customer demand for these services, without corresponding revenue, could increase costs and adversely affect our operating results. In addition, our sales process is highly dependent on the ease of use of our services, on our reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality customer support, or a market perception that we do not maintain high-quality support, could adversely affect our reputation and our ability to sell our services to existing and prospective customers.

If our services fail to perform properly or if we are unable to scale our services to meet the needs of our customers, our reputation could be adversely affected, our market share could decline and we could be subject to liability claims.

Our services are inherently complex and may contain material defects or errors. Any defects either in functionality or that cause interruptions in the availability of our services, as well as user error, could result in:

•	loss or delayed market acceptance and sales;

•	breach of warranty claims;

•	sales credits or refunds for prepaid amounts related to unused subscription services;

•	loss of customers;

•	diversion of development and customer service resources; and

•	harm to our reputation.

The costs incurred in correcting any material defects or errors might be substantial and could adversely affect our operating results.

Because of the large amount of data that we collect and manage, it is possible that hardware failures, errors in our systems or user errors could result in data loss or corruption that our customers regard as significant. Furthermore, the availability or performance of our services could be adversely affected by a number of factors, including customers’ inability to access the internet, the failure of our network or software systems, security breaches or variability in customer traffic for our services. We may be required to issue credits or refunds for prepaid amounts related to unused services or otherwise be liable to our customers for damages they may incur resulting from some of these events. In addition to potential liability, if we experience interruptions in the availability of our services, our reputation could be adversely affected, which could result in the loss of customers. For example, our customers access our services through their internet service providers. If a service provider fails to provide sufficient capacity to support our services or otherwise experiences service outages, such failure could interrupt our customers’ access to our services, adversely affect their perception of our services’ reliability and consequently reduce our revenue.

Our errors and omissions insurance may be inadequate or may not be available in the future on acceptable terms, or at all. In addition, our policy may not cover all claims made against us, and defending a lawsuit, regardless of its merit, could be costly and divert management’s attention.

Furthermore, we will need to ensure that our services can scale to meet the needs of our customers, particularly as we continue to focus on larger enterprise customers. If we are not able to provide our services at the scale required by our customers, potential customers may not adopt our solution and existing customers may not renew their agreements with us.

If the prices we charge for our services are unacceptable to our customers, our operating results will be harmed.

As the market for our services matures, or as new or existing competitors introduce new products or services that compete with ours, we may experience pricing pressure and be unable to renew our agreements with existing customers or attract new customers at prices that are consistent with our pricing model and operating budget. If this were to occur, it is possible that we would have to change our pricing model or reduce our prices, which could harm our revenue, gross margin and operating results.

Sales to customers outside the United States or with international operations expose us to risks inherent in international sales.

A key element of our growth strategy is to expand our international operations and develop a worldwide customer base. To date, we have not realized a substantial portion of our revenue from customers outside the United States. Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic, geographic and political risks that are different from those in the United States. Because of our limited experience with international operations and significant differences between international and U.S. markets, our international expansion efforts may not be successful in creating demand for our services outside of the United States or in effectively selling subscriptions to our services in all of the international markets we enter. In addition, we will face specific risks in doing business internationally that could adversely affect our business, including:

•	the need to localize and adapt our services for specific countries, including translation into foreign languages and associated expenses;

•	data privacy laws that, among other things, could require that customer data be stored and processed in a designated territory;

•	difficulties in staffing and managing foreign operations;

•	different pricing environments, longer sales cycles and longer accounts receivable payment cycles and collections issues;

•	new and different sources of competition;

•	weaker protection for intellectual property and other legal rights than in the United States and practical difficulties in enforcing intellectual property and other rights outside of the United States;

•	laws and business practices favoring local competitors;

•	compliance challenges related to the complexity of multiple, conflicting and changing governmental laws and regulations, including employment, tax, privacy and data protection laws and regulations;

•	increased financial accounting and reporting burdens and complexities;

•	restrictions on the transfer of funds;

•	adverse tax consequences; and

•	unstable regional, economic and political conditions.

We both sell our services and incur operating expenses in various currencies. Therefore, fluctuations in the value of the U.S. dollar and foreign currencies may impact our operating results when translated into U.S. dollars. We currently manage our exchange rate risk by matching foreign currency cash balances with payables but do not have any other hedging programs in place to limit the risk of exchange rate fluctuations.

Failure to adequately expand our direct sales force will impede our growth.

We will need to continue to expand and optimize our sales infrastructure in order to grow our customer base and our business. We plan to continue to expand our direct sales force, both domestically and internationally. Identifying and recruiting qualified personnel and training them requires significant time, expense and attention. Our business may be adversely affected if our efforts to expand and train our direct sales force do not generate a corresponding increase in revenue. If we are unable to hire, develop and retain talented sales personnel or if new direct sales personnel are unable to achieve desired productivity levels in a reasonable period of time, we may not be able to realize the intended benefits of this investment or increase our revenue.

If we are unable to maintain and promote our brand, our business and operating results may be harmed.

We believe that maintaining and promoting our brand is critical to expanding our customer base. Maintaining and promoting our brand will depend largely on our ability to continue to provide useful, reliable and innovative services, which we may not do successfully. We may introduce new features, products, services or terms of service that our customers do not like, which may negatively affect our brand and reputation. Additionally, the actions of third parties may affect our brand and reputation if customers do not have a positive experience using third-party apps or other services that are integrated with Box. Maintaining and enhancing our brand may require us to make substantial investments, and these investments may not achieve the desired goals. If we fail to successfully promote and maintain our brand or if we incur excessive expenses in this effort, our business and operating results could be adversely affected.

Our growth depends in part on the success of our strategic relationships with third parties.

In order to grow our business, we anticipate that we will continue to depend on our relationships with third parties, such as alliance partners, distributors, system integrators and developers. For example, we have entered into agreements with partners to market, resell, integrate with or endorse our services. We also partner with channel partners and resellers to sell our services. Identifying partners and resellers, and negotiating and documenting relationships with them, requires significant time and resources. Also, we depend on our ecosystem of system integrators and developers to create applications that will integrate with our platform. Our competitors may be effective in providing incentives to third parties to favor their products or services, or to prevent or reduce subscriptions to our services. In addition, acquisitions of our partners by our competitors could result in a decrease in the number of current and potential customers, as our partners may no longer facilitate the adoption of our services by potential customers.

If we are unsuccessful in establishing or maintaining our relationships with third parties, our ability to compete in the marketplace or to grow our revenue could be impaired and our operating results may suffer. Even if we are successful, we cannot assure you that these relationships will result in increased customer usage of our services or increased revenue.

Furthermore, if our partners and resellers fail to perform as expected, our reputation may be harmed and our business and operating results could be adversely affected.

We depend on our ecosystem of system integrators and developers to create applications that will integrate with our platform.

We depend on our partner ecosystem of system integrators and developers to create applications that will integrate with our platform. This presents certain risks to our business, including:

•	we cannot provide any assurance that these applications meet the same quality standards that we apply to our own development efforts, and to the extent that they contain bugs or defects, they may create disruptions in our customers’ use of our services or negatively affect our brand;

•	we do not currently provide support for software applications developed by our partner ecosystem, and users may be left without support and potentially cease using our services if these system integrators and developers do not provide adequate support for their applications; and

•	these system integrators and developers may not possess the appropriate intellectual property rights to develop and share their applications.

Many of these risks are not within our control to prevent, and our brand may be damaged if these applications do not perform to our users’ satisfaction and that dissatisfaction is attributed to us.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity and teamwork fostered by our culture, and our business may be harmed.

We believe that our culture has been and will continue to be a key contributor to our success. From January 31, 2014 to October 31, 2014, we increased the size of our workforce by over 158 employees, and we expect to continue to hire aggressively as we expand. If we do not continue to develop our corporate culture or maintain our core values as we grow and evolve both in the United States and internationally, we may be unable to foster the innovation, creativity and teamwork we believe we need to support our growth. Moreover, liquidity available to our employee security holders following this offering could lead to disparities of wealth among our employees, which could adversely impact relations among employees and our culture in general. Our transition from a private company to a public company may result in a change to our corporate culture, which could harm our business.

Our services contain open source software, and we license some of our software through open source projects, which may pose particular risks to our proprietary software, products, and services in a manner that could have a negative impact on our business.

We use open source software in our services and will use open source software in the future. In addition, we regularly contribute software source code to open source projects under open source licenses or release internal software projects under open source licenses, and anticipate doing so in the future. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our services. Additionally, we may from time to time face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. Additionally, because any software source code we contribute to open source projects is publicly available, our ability to protect our intellectual property rights with respect to such software source code may be limited or lost entirely, and we are unable to prevent our competitors or others from using such contributed software source code. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a negative effect on our business, financial condition and operating results.

Future acquisitions and investments could disrupt our business and harm our financial condition and operating results.

Our success will depend, in part, on our ability to expand our services and grow our business in response to changing technologies, customer demands, and competitive pressures. In some circumstances, we may choose to do so through the acquisition of complementary businesses and technologies rather than through internal development, including, for example, our recent acquisitions of Crocodoc, Inc., a company with advanced HTML5 based document rendering technology, Streem, a company with technology that allows users to mount a cloud drive onto their computer and MedXT, a company with technology that allows us to display medical images (DICOM) files in an online and mobile viewer. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and we may not be able to successfully complete identified acquisitions. The risks we face in connection with acquisitions include:

•	diversion of management time and focus from operating our business to addressing acquisition integration challenges;

•	coordination of research and development and sales and marketing functions;

•	retention of key employees from the acquired company;

•	cultural challenges associated with integrating employees from the acquired company into our organization;

•	integration of the acquired company’s accounting, management information, human resources and other administrative systems;

•	the need to implement or improve controls, procedures, and policies at a business that prior to the acquisition may have lacked effective controls, procedures and policies;

•	liability for activities of the acquired company before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

•	unanticipated write-offs or charges; and

•	litigation or other claims in connection with the acquired company, including claims from terminated employees, customers, former stockholders or other third parties.

Our failure to address these risks or other problems encountered in connection with our past or future acquisitions and investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities, and harm our business generally. Future acquisitions could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, amortization expenses, incremental operating expenses or the write-off of goodwill, any of which could harm our financial condition or operating results.

We may require additional capital to support our operations or the growth of our business, and we cannot be certain that this capital will be available on reasonable terms when required, or at all.

On occasion, we may need additional financing to operate or grow our business. Our ability to obtain additional financing, if and when required, will depend on investor and lender demand, our operating performance, the condition of the capital markets and other factors. We cannot guarantee that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our Class A common stock, and our existing stockholders may experience dilution. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support the operation or growth of our business could be significantly impaired and our operating results may be harmed.

Financing agreements we are party to or may become party to may contain operating and financial covenants that restrict our business and financing activities.

Our existing credit agreement with certain lenders contains certain operating and financial restrictions and covenants, including the prohibition of the incurrence of certain indebtedness and liens, the prohibition of certain investments, restrictions against certain merger and consolidation transactions, certain restrictions against the disposition of assets and the requirement to maintain a minimum level of liquidity. These restrictions and covenants, as well as those contained in any future financing agreements that we may enter into, may restrict our ability to finance our operations, engage in, expand or otherwise pursue our business activities and strategies. Our ability to comply with these covenants may be affected by events beyond our control, and breaches of these covenants could result in a default under the credit agreement and any future financial agreements that we may enter into. If not waived, defaults could cause our outstanding indebtedness under our credit agreement and any future financing agreements that we may enter into to become immediately due and payable.

Adverse economic conditions may negatively impact our business.

Our business depends on the overall demand for Enterprise Content Collaboration and on the economic health of our current and prospective customers. The financial recession resulted in a significant weakening of the economy in the United States, Europe and worldwide, more limited availability of credit, a reduction in business confidence and activity, and other difficulties that may affect one or more of the industries to which we sell our services. In addition, there has been pressure to reduce government spending in the United States, and tax increases and spending cuts at the Federal level (the sequester) have gone into effect. In the event lawmakers cannot agree on matters such as the national debt ceiling or future budgets, the United States could default on its obligations. This may reduce demand for our services from organizations that receive funding from the U.S. government and this could negatively affect the U.S. economy, which could further reduce demand for our services. Furthermore, the economies of certain European countries have been experiencing difficulties associated with high sovereign debt levels, weakness in the banking sector and uncertainty over the future of the eurozone. We have operations in the United Kingdom, Germany and France and current and potential customers in Europe. If economic conditions in Europe and other key markets for our services continue to remain uncertain or deteriorate further, many customers may delay or reduce their information technology spending. This could result in reductions in sales of our services, longer sales cycles, reductions in subscription duration and value, slower adoption of new technologies and increased price competition. Any of these events would likely have an adverse effect on our business, operating results and financial position. In addition, there can be no assurance that Enterprise Content Collaboration spending levels will increase following any recovery.

Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish the demand for our services, and could have a negative impact on our business.

The future success of our business depends upon the continued use of the internet as a primary medium for commerce, communication and business services. Federal, state or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet as a commercial medium. Changes in these laws or regulations could require us to modify our services in order to comply with these changes. In addition, government agencies or private organizations may begin to impose taxes, fees or other charges for accessing the internet or commerce conducted via the internet. These laws or charges could limit the growth of internet-related commerce or communications generally, or result in reductions in the demand for internet-based services such as ours.

In addition, the use of the internet and, in particular, the cloud as a business tool could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of internet activity, security, reliability, cost, ease of use, accessibility, and quality of service. The performance of the internet and its acceptance as a business tool have been adversely affected by “viruses,” “worms” and similar malicious programs, and the internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If the use of the internet is adversely affected by these issues, demand for our services could suffer.

We employ third-party licensed software for use in or with our services, and the inability to maintain these licenses or errors in the software we license could result in increased costs, or reduced service levels, which would adversely affect our business.

Our services incorporate certain third-party software obtained under licenses from other companies. We anticipate that we will continue to rely on such third-party software and development tools in the future. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to replace. In addition, integration of the software used in our services with new third-party software may require significant work and require substantial investment of our time and resources. Also, to the extent that our services depend upon the successful operation of third-party software in conjunction with our software, any undetected errors or defects in this third-party software could prevent the deployment or impair the functionality of our services, delay new services introductions, result in a failure of our services, and injure our reputation. Our use of additional or alternative third-party software would require us to enter into additional license agreements with third parties.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (Exchange Act), the Sarbanes-Oxley Act and the listing standards of the New York Stock Exchange (NYSE). We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time consuming and costly, and place significant strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures, and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the U.S. Securities and Exchange Commission (SEC) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. We are also continuing to improve our internal control over financial reporting. We have expended, and anticipate that we will continue to expend, significant resources in order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business, including increased complexity resulting from our international expansion. Further, weaknesses in our disclosure controls or our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting could also adversely affect the results of management reports and independent registered public accounting firm audits of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures, and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the market price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NYSE.

We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K. Our independent registered public accounting firm is not required to audit the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company,” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating.

Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business and operating results, and cause a decline in the market price of our Class A common stock.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our Class A common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following the completion of this offering. We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which we have more than $1.0 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of this offering. We cannot predict if investors will find our Class A common stock less attractive if we choose to rely on these exemptions. If some investors find our Class A common stock less attractive as a result of any choices we make to avail ourselves of these exemptions, there may be a less active trading market for our Class A common stock and the market price of our Class A common stock may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this accommodation allowing for delayed adoption of new or revised accounting standards, and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of January 31, 2014, we had U.S. federal net operating loss carryforwards of approximately $263.7 million and state net operating loss carryforwards of approximately $262.6 million. Under Sections 382 and 383 of Internal Revenue Code of 1986, as amended (the Code), if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change income and taxes may be limited. In general, an “ownership change” occurs if there is a cumulative change in our ownership by “5% shareholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. We have in the past experienced an ownership change which has impacted our ability to fully realize the benefit of these net operating loss carryforwards. If we experience additional ownership changes as a result of this offering or future transactions in our stock, then we may be further limited in our ability to use our net operating loss carryforwards and other tax assets to reduce taxes owed on the net taxable income that we earn. Any such limitations on the ability to use our net operating loss carryforwards and other tax assets could adversely impact our business, financial condition and operating results.

Tax laws or regulations could be enacted or changed and existing tax laws or regulations could be applied to us or to our customers in a manner that could increase the costs of our services and adversely impact our business.

The application of federal, state, local and international tax laws to services provided electronically is unclear and continuously evolving. Income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted or amended at any time, possibly with retroactive effect, and could be applied solely or disproportionately to services provided over the internet. These enactments or amendments could adversely affect our sales activity due to the inherent cost increase the taxes would represent and ultimately result in a negative impact on our operating results and cash flows.

In addition, existing tax laws, statutes, rules, regulations or ordinances could be interpreted or applied adversely to us, possibly with retroactive effect, which could require us or our customers to pay additional tax amounts, as well as require us or our customers to pay fines or penalties, as well as interest for past amounts. If we are unsuccessful in collecting such taxes due from our customers, we could be held liable for such costs, thereby adversely impacting our operating results and cash flows.

We may be subject to additional tax liabilities.

We are subject to income, sales, use, value added and other taxes in the United States and other countries in which we conduct business, and such laws and rates vary by jurisdiction. Certain jurisdictions in which we do not collect sales, use, value added or other taxes on our sales may assert that such taxes are applicable, which could result in tax assessments, penalties and interest, and we may be required to collect such taxes in the future. Significant judgment is required in determining our worldwide provision for income taxes. These determinations are highly complex and require detailed analysis of the available information and applicable statutes and regulatory materials. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different from our historical tax practices, provisions and accruals. If we receive an adverse ruling as a result of an audit, or we unilaterally determine that we have misinterpreted provisions of the tax regulations to which we are subject, there could be a material effect on our tax provision, net income or cash flows in the period or periods for which that determination is made. In addition, liabilities associated with taxes are often subject to an extended or indefinite statute of limitations period. Therefore, we may be subject to additional tax liability (including penalties and interest) for a particular year for extended periods of time.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

Risks Related to Ownership of Our Class A Common Stock and this Offering

The dual class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to the completion of this offering, including our executive officers, employees and directors and their affiliates, which will limit your ability to influence the outcome of important transactions, including a change in control.

Our Class B common stock has 10 votes per share, and our Class A common stock, which is the stock we are offering in this offering, has one vote per share. Upon the completion of this offering, stockholders who hold shares of our Class B common stock, including our executive officers, employees and directors and their affiliates, will collectively hold approximately     % of the voting power of our outstanding capital stock. Because of the ten-to-one voting ratio between our Class B common stock and Class A common stock, after the completion of this offering, the holders of our Class B common stock will collectively continue to control a majority of the combined voting power of our capital stock and therefore be able to control all matters submitted to our stockholders for approval so long as the shares of our Class B common stock represent at least     % of all outstanding shares of our Class A common stock and Class B common stock. These holders of our Class B common stock may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their capital stock as part of a sale of our company and might ultimately affect the market price of our Class A common stock.

Future transfers by holders of our Class B common stock will generally result in those shares converting into shares of our Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning or charitable purposes. The conversion of shares of our Class B common stock into shares of our Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. If, for example, Messrs. Levie, Levin and Smith retain a significant portion of their holdings of our Class B common stock for an extended period of time, they could control a significant portion of the voting power of our capital stock for the foreseeable future. As board members, Messrs. Levie, Levin and Smith each owe a fiduciary duty to our stockholders and must act in good faith and in a manner they reasonably believe to be in the best interests of our stockholders. As stockholders, Messrs. Levie, Levin and Smith are entitled to vote their shares in their own interests, which may not always be in the interests of our stockholders generally. For a description of the dual class structure, see the section titled “Description of Capital Stock.”

Anti-takeover provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law contain or will contain provisions which could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our board of directors. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws will include provisions:

•	creating a classified board of directors whose members serve staggered three-year terms;

•	authorizing “blank check” preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock;

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	limiting the ability of our stockholders to call and bring business before special meetings;

•	requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

•	controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings; and

•	authorizing two classes of common stock, as discussed above.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation law, which prevents certain stockholders holding more than 15% of our outstanding capital stock from engaging in certain business combinations without approval of the holders of at least two-thirds of our outstanding common stock not held by such stockholder.

Any provision of our amended and restated certificate of incorporation, amended and restated bylaws or Delaware law that has the effect of delaying, preventing or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our capital stock, and could also affect the price that some investors are willing to pay for our Class A common stock.

An active trading market for our Class A common stock may never develop or be sustained.

Our Class A common stock has been approved for listing on the NYSE under the symbol “BOX.” However, we cannot assure you that an active trading market for our Class A common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the liquidity of any trading market, your ability to sell your shares of our Class A common stock when desired or the prices that you may obtain for your shares of our Class A common stock.

The market price of our Class A common stock may be volatile, and you could lose all or part of your investment.

Prior to the completion of this offering, there has been no public market for shares of our Class A common stock. The initial public offering price of our Class A common stock will be determined through negotiation between us and the underwriters. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our Class A common stock following this offering. In addition, the market price of our Class A common stock following this offering is likely to be highly volatile, may be higher or lower than the initial public offering price of our Class A common stock and could be subject to wide fluctuations in response to various factors, some of which are beyond our control and may not be related to our operating performance.

Fluctuations in the price of our Class A common stock could cause you to lose all or part of your investment because you may not be able to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the market price of our Class A common stock include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	volatility in the market prices and trading volumes of technology stocks;

•	changes in operating performance and stock market valuations of other technology companies generally or those in our industry in particular;

•	sales of shares of our Class A common stock by us or our stockholders;

•	failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow us, or our failure to meet these estimates or the expectations of investors;

•	the financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;

•	announcements by us or our competitors of new products or services;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	rumors and market speculation involving us or other companies in our industry;

•	actual or anticipated changes in our operating results or fluctuations in our operating results;

•	actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally;

•	litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidelines, interpretations or principles;

•	any significant change in our management; and

•	general economic conditions and slow or negative growth of our markets.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

A total of     , or     %, of the outstanding shares of our capital stock after this offering will be restricted from immediate resale but may be sold on a stock exchange in the near future. The large number of shares of our capital stock eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our Class A common stock.

The market price of our Class A common stock could decline as a result of sales of a large number of shares of our Class A common stock in the market after this offering, and the perception that these sales could occur may also depress the market price of our Class A common stock. Based on shares of our capital stock outstanding as of October 31, 2014, we will have              shares of our capital stock outstanding after this offering. Our executive officers, directors and the holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have entered into market standoff agreements with us or will enter into lock-up agreements with the underwriters under which they have agreed or will agree, subject to specific exceptions, not to sell any of our capital stock for 180 days following the date of this prospectus. As a result of these agreements, the provisions of our investors’ rights agreement described further in the section titled “Description of Capital Stock—Registration Rights” and the provisions of Rule 144 or Rule 701 under the Securities Act of 1933, as amended (Securities Act), shares of our capital stock will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all shares of our Class A common stock sold in this offering will be immediately available for sale in the public market; and

•	beginning 180 days after the date of this prospectus, the remainder of the shares of our capital stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144 and our insider trading policy.

Following the expiration of the lock-up agreements referred to above, stockholders owning an aggregate of up to          shares of our Class B common stock can require us to register shares of our capital stock owned by them for public sale in the United States. In addition, we intend to file a registration statement to register approximately              shares of our capital stock reserved for future issuance under our equity compensation plans. Upon effectiveness of that registration statement, subject to the satisfaction of applicable exercise periods and expiration of the market standoff agreements and lock-up agreements referred to above, the shares of our capital stock issued upon exercise of outstanding options to purchase shares of our Class B common stock and upon the vesting of outstanding RSUs will be available for immediate resale in the United States in the open market.

Sales of our Class A common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the market price of our Class A common stock to fall and make it more difficult for you to sell shares of our Class A common stock.

In making your investment decision, you should understand that we and the underwriters have not authorized any other party to provide you with information concerning us or this offering.

You should carefully evaluate all of the information in this prospectus. We have in the past received, and may continue to receive, a high degree of media coverage, including coverage that is not directly attributable to statements made by our officers or employees, that incorrectly reports on statements made by our officers or employees or that is misleading as a result of omitting information provided by us, our officers or employees. We and the underwriters have not authorized any other party to provide you with information concerning us or this offering.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

Our net proceeds from the sale of shares of our Class A common stock in this offering will be used for general corporate purposes, including working capital, operating expenses and capital expenditures. Additionally, we may use a portion of the net proceeds to acquire businesses, products, services or technologies. However, we do not have agreements or commitments for any specific material acquisitions at this time. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, is substantially higher than the pro forma net tangible book value per share of our outstanding capital stock upon the completion of this offering. Therefore, if you purchase shares of our Class A common stock in this offering, you will incur immediate dilution of $         in the net tangible book value per share from the price you paid. In addition, investors purchasing shares of our Class A common stock from us in this offering will have contributed     % of the total consideration paid to us by all stockholders who purchased shares of our common stock, in exchange for acquiring approximately     % of the outstanding shares of our common stock as of October 31, 2014, after giving effect to this offering. The exercise of outstanding options to purchase shares of our Class B common stock and the vesting of outstanding RSUs will result in further dilution.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, our market or our competitors, or if they adversely change their recommendations regarding our Class A common stock, the market price of our Class A common stock and trading volume could decline.

The trading market for our Class A common stock will be influenced by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us adversely change their recommendations regarding our Class A common stock or provide more favorable recommendations about our competitors, the market price of our Class A common stock would likely decline. If any of the analysts who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price of our Class A common stock or trading volume to decline.

We do not expect to declare any dividends in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of our Class A common stock in the foreseeable future. Consequently, investors may need to rely on sales of our Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase shares of our Class A common stock.

Prior to the completion of this offering, there has been limited trading of our securities at prices that may be higher than what our Class A common stock will trade at once it is listed.

Prior to the completion of this offering, our securities have not been listed on any stock exchange or other public trading market, but there has been some trading of our securities in private transactions. These transactions were speculative, and the trading prices of our securities in these transactions were privately negotiated. We cannot assure you that the market price of our Class A common stock will equal or exceed the price at which our securities have traded prior to the completion of this offering.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections titled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and “Executive Compensation,” contains forward-looking statements. The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect” and similar expressions that convey uncertainty of future events or outcomes are intended to identify forward-looking statements.

These forward-looking statements include, but are not limited to, statements concerning the following:

•	our ability to maintain an adequate rate of revenue growth;

•	our business plan and our ability to effectively manage our growth;

•	costs associated with defending intellectual property infringement and other claims;

•	our ability to attract and retain end-customers;

•	our ability to further penetrate our existing customer base;

•	our ability to displace existing products in established markets;

•	our ability to expand our leadership position in Enterprise Content Collaboration solutions;

•	our ability to timely and effectively scale and adapt our existing technology;

•	our ability to innovate new products and bring them to market in a timely manner;

•	our ability to expand internationally;

•	the effects of increased competition in our market and our ability to compete effectively;

•	the effects of seasonal trends on our operating results;

•	our expectations concerning relationships with third parties;

•	the attraction and retention of qualified employees and key personnel;

•	our ability to maintain, protect and enhance our brand and intellectual property; and

•	future acquisitions of or investments in complementary companies, products, services or technologies.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance, and events and circumstances may be materially different from what we expect.

MARKET AND INDUSTRY DATA

This prospectus contains estimates and information concerning our industry, including market size and growth rates of the markets in which we participate, that are based on industry publications and reports. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors,” that could cause results to differ materially from those expressed in these publications and reports.

Certain information in the text of this prospectus is contained in independent industry publications. The source of these independent industry publications is provided below:

(1)	Gartner, Inc., Forecast: Public Cloud Services, Worldwide, 2012-2018, 3Q14 Update, September 2014

(2)	International Data Corporation, Worldwide New Media Market Model 1H2014, September 2014

(3)	Forrester Research, Inc., 2013 Mobile Workforce Adoption Trends, February 2013

(4)	Gartner, Inc., Forecast: Devices by Operating System and User Type, Worldwide, 2010-2017, 3Q13 Update, September 2013

(5)	International Data Corporation, THE DIGITAL UNIVERSE IN 2020: Big Data, Bigger Digital Shadows, and Biggest Growth in the Far East, December 2012

(6)	International Data Corporation, Worldwide Content Management Software 2014-2018 Forecast, June 2014

(7)	International Data Corporation, Worldwide and Regional Public IT Cloud Services 2014-2018 Forecast, October 2014

(8)	International Data Corporation, Worldwide Collaborative Applications 2014-2018 Forecast and 2013 Vendor Shares, June 2014

(9)	International Data Corporation, Worldwide Project and Portfolio Management 2014-2018 Forecast and 2013 Vendor Shares: Ongoing Growth Driven by Demand, September 2014

(10)	Forrester Research, Inc., Info Workers Will Erase The Boundary Between Enterprise And Consumer Technologies, August 2012

(11)	International Data Corporation, Worldwide Mobile Worker Population 2011-2015 Forecast, December 2011

The Gartner Reports described herein represent data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Reports are subject to change without notice.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of shares of our Class A common stock that we are offering at the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $        , or $         if the underwriters exercise their over-allotment option in full. A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds from this offering by approximately $        , assuming the number of shares of our Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a one million increase (decrease) in the number of shares of our Class A common stock offered by us would increase (decrease) the net proceeds from this offering by approximately $        , assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility and create a public market for our Class A common stock. We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. While we cannot specify with certainty the particular uses of the net proceeds we receive from this offering, we currently expect to invest at least 50% of the net proceeds in sales and marketing activities, product development, general and administrative matters and capital expenditures to support the growth in our business. We also may use a portion of the net proceeds to acquire complementary businesses, products, services or technologies. However, we do not have agreements or commitments for any specific acquisitions at this time. We will have broad discretion over the uses of the net proceeds from this offering, provided that we comply with the terms and conditions contained in our revolving line of credit facility. Pending the use of proceeds from this offering as described above, we intend to invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our capital stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of October 31, 2014 on:

•	an actual basis;

•	a pro forma basis, giving effect to the automatic conversion of all 83,738,097 outstanding shares of our redeemable convertible preferred stock into shares of our Class B common stock, the related reclassification of the redeemable convertible preferred stock warrant liability to additional paid-in capital, the recording of a deemed dividend, if any, related to the conversion of the outstanding Series F redeemable convertible preferred stock, and the effectiveness of our amended and restated certificate of incorporation, as if such conversion, reclassification, recording and effectiveness had occurred on October 31, 2014; and

•	a pro forma as adjusted basis, giving effect to the pro forma adjustments and the sale and issuance of shares of our Class A common stock by us in this offering, based upon the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the initial public offering price is equal to the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the shares of our Series F redeemable convertible preferred stock would convert into          shares of our Class B common stock. A $1.00 decrease in the initial public offering price would increase the number of shares of our Class B common stock issuable upon conversion of our Series F redeemable convertible preferred stock by                 , and a $1.00 increase in the initial public offering price would decrease the number of shares of our Class B common stock issuable upon conversion of our Series F redeemable convertible preferred stock by                 .

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

You should read this table together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	October 31, 2014
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(unaudited)
	(in thousands, except share and per share data)
Cash and cash equivalents	$165,270	$	$

Debt, non-current	40,000
Redeemable convertible preferred stock warrant liability, non-current	1,206
Redeemable convertible preferred stock, par value $0.0001 per share; 84,601,959 shares authorized, 83,738,097 issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	550,408
Stockholders’ equity (deficit):
Preferred Stock, par value $0.0001 per share; no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—
Existing Class A common stock, par value $0.0001 per share; 128,356,000 shares authorized, 11,995,070 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	1
Existing Class B common stock, par value $0.0001 per share; 25,000,000 shares authorized, 3,721,420 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	—
Class A common stock, par value $0.0001 per share; no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—
Class B common stock, par value $0.0001 per share; no shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—
Additional paid-in capital	52,169
Treasury stock	(1,177)
Accumulated other comprehensive income	(6)
Accumulated deficit	(482,660)

Total stockholders’ equity (deficit)	(431,673)	$

Total capitalization	$159,941	$	$

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit), and total capitalization by approximately $ million, assuming that the number of shares of our Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted columns in the table above are based on no shares of our Class A common stock and 99,454,587 shares of our Class B common stock (including our redeemable convertible preferred stock on an as-converted basis) outstanding as of October 31, 2014, and exclude:

•	18,050,150 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock outstanding as of October 31, 2014, with a weighted-average exercise price of $5.12 per share;

•	4,063,953 shares of our Class B common stock issuable upon the vesting of RSUs outstanding as of October 31, 2014;

•	295,000 shares of our Class B common stock issued after October 31, 2014, in connection with our acquisition of MedXT;

•	155,787 shares of our Class B common stock issuable after October 31, 2014, in connection with our acquisition of Streem;

•	30,000 shares of our Class B common stock issuable upon the vesting of RSUs granted after October 31, 2014; and

•	shares of our Class A common stock reserved for future issuance under our equity compensation plans, consisting of:

•	shares of our Class A common stock reserved for future issuance under our 2015 Plan, which will become effective prior to the completion of this offering;

•	254,714 shares of our Class B common stock reserved for future issuance under our 2011 Plan as of October 31, 2014, which number of shares will be added to the shares of our Class A common stock to be reserved under our 2015 Plan upon its effectiveness, at which time we will cease granting awards under our 2011 Plan; and

•	shares of our Class A common stock reserved for future issuance under our ESPP, which will become effective prior to the completion of this offering.

Our 2015 Plan and ESPP each provide for annual automatic increases in the number of shares reserved thereunder and our 2015 Plan also provides for increases in the number of shares reserved thereunder based on awards under our 2011 Plan that expire, are forfeited or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

DILUTION

If you invest in our Class A common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

As of October 31, 2014, our pro forma net tangible book value was approximately $98.1 million, or $         per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of October 31, 2014, assuming the conversion of all 83,738,097 outstanding shares of our redeemable convertible preferred stock into              shares of our Class B common stock, which conversion will occur immediately prior to the completion of the offering, and the related reclassification of the redeemable convertible preferred stock warrant liability to additional paid-in capital.

After giving effect to the sale of             shares of our Class A common stock in this offering, at the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of October 31, 2014 would have been approximately $         million, or $         per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to our existing stockholders and an immediate dilution of $         per share to investors purchasing shares in this offering.

The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of October 31, 2014	$
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering

Pro forma net tangible book value, as adjusted to give effect to this offering		$

Dilution in pro forma net tangible book value per share to investors purchasing shares in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by approximately $         per share and the dilution per share to new investors in this offering by $         per share, assuming the number of shares of our Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a one million increase (decrease) in the number of shares of our Class A common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value by approximately $         per share and the dilution per share to new investors in this offering by $         per share, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the initial public offering price is equal to the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the shares of our Series F redeemable convertible preferred stock would convert into          shares of our Class B common stock. A $1.00 decrease in the initial public offering price would increase the number of shares of our Class B common stock issuable upon conversion of our Series F redeemable convertible preferred stock by                 , and a $1.00 increase in the initial public offering price would decrease the number of shares of our Class B common stock issuable upon conversion of our Series F redeemable convertible preferred stock by                 .

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share of our common stock would be $         per share, and the dilution in pro forma net tangible book value per share to investors purchasing shares in this offering would be $         per share.

The following table summarizes, on a pro forma as adjusted basis as of October 31, 2014 after giving effect to (i) the automatic conversion of all 83,738,097 outstanding shares of our redeemable convertible preferred stock into          shares of our Class B common stock and the effectiveness of our amended and restated certificate of incorporation, and (ii) this offering at the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the difference between existing stockholders and new investors with respect to the number of shares of our common stock purchased from us, the total consideration paid, and the average price per share paid, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders	99,454,587		%	$		%	$
Investors purchasing shares in this offering

Total		100.0%		$	100.0%

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors and total consideration paid by all stockholders by approximately $         million, assuming that the number of shares of our Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

To the extent that any outstanding options to purchase shares of our Class B common stock are exercised, outstanding RSUs vest, or new awards are granted under our equity compensation plans, there will be further dilution to investors participating in this offering.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ over-allotment option. If the underwriters exercise their over-allotment option in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon the completion of this offering.

The number of shares of our Class A common stock and Class B common stock that will be outstanding after this offering is based on no shares of our Class A common stock and 99,454,587 shares of our Class B common stock (including our redeemable convertible preferred stock on an as-converted basis) outstanding as of October 31, 2014, and excludes:

•	18,050,150 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock outstanding as of October 31, 2014, with a weighted-average exercise price of $5.12 per share;

•	4,063,953 shares of our Class B common stock issuable upon the vesting of RSUs outstanding as of October 31, 2014;

•	295,000 shares of our Class B common stock issued after October 31, 2014, in connection with our acquisition of MedXT;

•	155,787 shares of our Class B common stock issuable after October 31, 2014, in connection with our acquisition of Streem;

•	30,000 shares of our Class B common stock issuable upon the vesting of RSUs granted after October 31, 2014; and

•	shares of our Class A common stock reserved for future issuance under our equity compensation plans, consisting of:

•	shares of our Class A common stock reserved for future issuance under our 2015 Plan, which will become effective prior to the completion of this offering;

•	254,714 shares of our Class B common stock reserved for future issuance under our 2011 Plan as of October 31, 2014, which number of shares will be added to the shares of our Class A common stock to be reserved under our 2015 Plan upon its effectiveness, at which time we will cease granting awards under our 2011 Plan; and

•	shares of our Class A common stock reserved for future issuance under our ESPP, which will become effective prior to the completion of this offering.

Our 2015 Plan and ESPP each provide for annual automatic increases in the number of shares reserved thereunder, and our 2015 Plan also provides for increases in the number of shares reserved thereunder based on awards under our 2011 Plan that expire, are forfeited or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

SELECTED CONSOLIDATED FINANCIAL DATA

We changed the end of our fiscal year from December 31 to January 31, effective for our fiscal year ended January 31, 2013, and as a result, we also present below certain selected financial data for the one-month transition period ended January 31, 2012. The selected consolidated statements of operations data presented below for the year ended December 31, 2011, the one-month period ended January 31, 2012 and the years ended January 31, 2013 and 2014 and the consolidated balance sheet data as of January 31, 2013 and 2014 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data for the nine months ended October 31, 2013 and 2014 and the consolidated balance sheet data as of October 31, 2014 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on a basis consistent with our audited financial statements and reflect, in the opinion of management, all adjustments of a normal recurring nature that are necessary for the fair presentation of those unaudited consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in any future period, and the results for the nine months ended October 31, 2014 are not necessarily indicative of results to be expected for the full year. The following consolidated financial data should be read together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace our consolidated financial statements and the related notes, and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31, 2011	One Month Ended January 31, 2012	Year Ended January 31, 2013	Year Ended January 31, 2014	Nine Months Ended October 31,
					2013	2014
					(unaudited)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$21,084	$3,376	$58,797	$124,192	$85,363	$153,801
Cost of revenue(1)	6,873	850	14,280	25,974	17,640	32,579

Gross profit	14,211	2,526	44,517	98,218	67,723	121,222
Operating expenses:
Research and development(1)	14,396	1,915	28,996	45,967	32,494	48,415
Sales and marketing(1)	36,189	4,246	99,221	171,188	124,174	152,354
General and administrative(1)	13,480	1,125	25,429	39,843	29,657	41,276

Total operating expenses	64,065	7,286	153,646	256,998	186,325	242,045

Loss from operations	(49,854)	(4,760)	(109,129)	(158,780)	(118,602)	(120,823)
Remeasurement of redeemable convertible preferred stock warrant liability	(356)	(371)	(1,727)	(8,477)	(5,883)	140
Interest income (expense), net	(109)	27	(1,764)	(3,705)	(3,243)	(1,450)
Other income (expense), net	49	(8)	116	(26)	29	41

Loss before provision (benefit) for income taxes	(50,270)	(5,112)	(112,504)	(170,988)	(127,699)	(122,092)
Provision (benefit) for income taxes	1	15	59	(2,431)	(2,514)	(598)

Net loss	(50,271)	(5,127)	(112,563)	(168,557)	(125,185)	(121,494)
Accretion of redeemable convertible preferred stock	(80)	(9)	(226)	(341)	(256)	(7,577)

Net loss attributable to common stockholders	$(50,351)	$(5,136)	$(112,789)	$(168,898)	$(125,441)	$(129,071)

Net loss per share attributable to common stockholders, basic and diluted	$(9.53)	$(0.84)	$(14.68)	$(14.89)	$(11.48)	$(8.94)

Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted	5,284	6,099	7,684	11,341	10,928	14,444

	Year Ended December 31, 2011	One Month Ended January 31, 2012	Year Ended January 31, 2013	Year Ended January 31, 2014	Nine Months Ended October 31,
					2013	2014
					(unaudited)
	(in thousands, except per share data)
Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)				$(1.93)

Weighted-average shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)				82,948

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31, 2011	One Month Ended January 31, 2012	Year Ended January 31, 2013	Year Ended January 31, 2014	Nine Months Ended October 31,
					2013	2014
					(unaudited)
	(in thousands)
Cost of revenue	$686	$6	$1,087	$450	$249	$1,102
Research and development	899	19	1,211	3,154	1,866	8,220
Sales and marketing	837	24	1,893	5,017	3,297	8,306
General and administrative	3,800	23	3,345	3,128	2,102	4,716

Total stock-based compensation	$6,222	$72	$7,536	$11,749	$7,514	$22,344

	January 31, 2013	January 31, 2014	October 31, 2014
			(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$127,625	$108,851	$165,270
Working capital	104,799	44,289	85,367
Total assets	195,792	235,429	313,941
Deferred revenue, current and non-current	40,099	90,072	100,680
Debt, current and non-current	31,028	34,000	40,000
Redeemable convertible preferred stock warrant liability, current and non-current	2,869	1,346	1,206
Redeemable convertible preferred stock	281,899	393,217	550,408
Total stockholders’ deficit	(183,656)	(332,512)	(431,673)

Key Business Metrics

We monitor the following key metrics to help us measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. In addition to our results determined in accordance with GAAP, we believe the following non-GAAP financial and operational measures are useful in evaluating our operating performance.

	Year Ended December 31, 2011	Year Ended January 31, 2013	Year Ended January 31, 2014	Nine Months Ended October 31,
				2013	2014
Billings (in thousands)	$30,391	$85,727	$174,165	$112,695	$164,409
Billings growth rate	177%	182%	103%	109%	46%
Retention rate (period end)	129%	144%	136%	138%	130%

Billings

Billings represent our revenue plus the change in deferred revenue in the period. Billings we record in any particular period reflect sales to new customers plus subscription renewals and upsells to existing customers, and represent amounts invoiced for subscription, premier support and professional services (which we refer to as Box Consulting). We typically invoice our customers at the beginning of the term, in multiyear, annual, quarterly or monthly installments. If the customer elects to pay the full subscription amount at the beginning of the period, the total subscription amount for the entire term will be reflected in billings. If the customer elects to be invoiced annually or more frequently, only the amount billed for such period will be included in billings.

Retention Rate

We calculate our retention rate as of a period end by starting with the annual contract value (ACV) from customers with contract value of $5,000 or more as of 12 months prior to such period end (Prior Period ACV) and a subscription term of at least 12 months. We then calculate ACV from these same customers as of the current period end (Current Period ACV). Finally, we divide the aggregate Current Period ACV for the trailing 12-month period by the aggregate Prior Period ACV for the trailing 12-month period to arrive at our retention rate. We believe our retention rate is an important metric that provides insight into the long-term value of our subscription agreements and our ability to retain and grow revenue from our customer base. We focus on contracts that have a value of $5,000 or more because, over time, these customers give us the best indicator for the growth of our business and the potential for incremental business as they renew and expand their deployments, and contracts with these customers represented a substantial majority of our revenue for the period ended October 31, 2014. Retention rate is an operational metric and there is no comparable GAAP financial measure to which we can reconcile this particular key metric.

Reconciliation of Billings to Revenue

To provide investors with additional information regarding our financial results, we have disclosed in the table above and within this prospectus billings, a non-GAAP financial measure. We have provided a reconciliation below of billings to revenue, the most directly comparable GAAP financial measure. We consider billings a significant performance measure and a leading indicator of future revenue. Billings also help investors better understand our sales activity for a particular period, which is not necessarily reflected in our revenue as a result of the fact that we recognize subscription revenue ratably over the subscription term. We monitor billings to manage our business, make planning decisions, evaluate our performance and allocate resources.

Our use of billings, a non-GAAP financial measure, has the following limitations as an analytical tool and should not be considered in isolation or as a substitute for revenue or an analysis of our results as reported under GAAP. Billings are recognized when invoiced, while the related revenue is recognized ratably over the term of the subscription or premier support services. When we invoice customers more frequently than their subscription period, amounts not yet invoiced will not be reflected in deferred revenue or billings. Also, other companies, including companies in our industry, may not use billings, may calculate billings differently, may have different billing frequencies, or may use other financial measures to evaluate their performance, all of which could reduce the usefulness of billings as a comparative measure.

A reconciliation of billings to revenue, the most directly comparable GAAP financial measure, is presented below:

	Year Ended December 31, 2011	Year Ended January 31, 2013	Year Ended January 31, 2014	Nine Months Ended October 31,
				2013	2014
				(unaudited)
	(in thousands)
Revenue	$21,084	$58,797	$124,192	$85,363	$153,801
Deferred revenue, end of period	12,921	40,099	90,072	67,431	100,680
Less: deferred revenue, beginning of period	(3,614)	(13,169)	(40,099)	(40,099)	(90,072)

Billings	$30,391	$85,727	$174,165	$112,695	$164,409

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Selected Consolidated Financial Data” and the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in the section titled “Risk Factors” and in other parts of this prospectus.

Overview

Box provides a cloud-based, mobile-optimized Enterprise Content Collaboration platform that enables organizations of all sizes to easily and securely manage their content and collaborate internally and externally. Our platform combines powerful, elegant and easy-to-use functionality that is designed for users with the security, scalability and administrative controls required by IT departments. We have built our platform to enable users to get their work done regardless of file format, application environment, operating system, device or location. Our mission is to make organizations more productive, competitive and collaborative by connecting people and their most important information.

We were founded and publicly launched our platform in 2005 with a simple but powerful idea: to make it incredibly easy for people to securely manage, share and collaborate on their most important content online. In 2006, we introduced a free version of our product in order to rapidly grow our user base, surpassing one million registered users by July 2007. As users began to bring our solution into the workplace, we learned that businesses were eager for a solution to empower user-friendly content sharing and collaboration in a secure, manageable way. Starting in 2007, we began enhancing our platform to serve businesses and large enterprises, which meant expanding our business functionality with features such as our administrative console, identity integration, activity reporting and full-text search. To further satisfy the requirements of IT departments in large organizations, we began to invest heavily in enhancing the security of our platform. Also in 2007, we began to build an enterprise sales team. The continual evolution of our platform features allowed our sales team to sell into increasingly larger organizations. To empower users to work securely from anywhere, we built native applications for all major mobile platforms. The introduction of our iPad application in 2010 further accelerated enterprise adoption of our platform. In 2012, we introduced our Box OneCloud platform and our Box Embed framework to encourage developers and independent software vendors (ISVs) to build powerful applications that connect to Box, furthering the reach of the Box service. In recent years, we have expanded our global presence, opening our first international office in London in 2012, followed by Paris and Tokyo in 2013. For the nine months ended October 31, 2014, revenue from non-U.S. customers represented 20% of our revenue. We expect our revenue from non-U.S. customers to increase at a higher rate than our revenue from U.S. customers over time.

We offer our solution to our customers as a subscription-based service, with subscription fees based on the requirements of our customers, including the number of users and functionality deployed. The majority of our customers subscribe to our service through one-year contracts, although we also offer our services for terms ranging between one month to three years or more. We typically invoice our customers at the beginning of the term, in multiyear, annual, quarterly or monthly installments. We recognize revenue ratably over the term of the subscription period.

Our objective is to build an enduring business that creates sustainable revenue and earnings growth over the long term. To best achieve this objective, we focus on growing the number of Box users and paying organizations through direct field sales, direct inside sales, indirect channel sales and through word-of-mouth by individual users, some of whom use our services at no cost. Individual users and organizations can also simply sign up to use our solution on our website. We believe this approach not only helps us build a critical mass of users but also has a viral effect within organizations as more of their employees use our service and encourage their IT professionals to deploy our services to a broader user base.

We have achieved significant growth in a short period of time. Our user base includes over 32 million registered users across more than 275,000 organizations. We define a registered user as a Box account that has been provisioned to a unique user ID. As of October 31, 2014, approximately 90% of our registered users are non-paying users who have independently registered for accounts and approximately 10% of our registered users are paying users who register as part of a larger enterprise or business account or by using a personal account. We currently have over 44,000 paying organizations, and our solution is offered in 20 languages. We define paying organizations as separate and distinct buying entities, such as a company, an educational or government institution, or a distinct business unit of a large corporation, that have entered into a subscription agreement with us to utilize our services.

Organizations typically purchase our solution in the following ways: (i) employees in one or more small groups within the organization may individually purchase our service; (ii) organizations may purchase IT-sponsored, enterprise-level agreements with deployments for specific, targeted use cases ranging from tens to thousands of user seats; or (iii) organizations may purchase IT-sponsored, enterprise-level agreements where the number of user seats sold is intended to accommodate and enable nearly all information workers within the organization in whatever use cases they desire to adopt over the term of the subscription.

For the trailing 12 months ended October 31, 2014, 60% of our orders for subscription services were from new enterprise customers and upsells from existing enterprise customers. We consider enterprise customers to be organizations with at least 1,000 employees, as such organizations are the focus of our Enterprise Accounts and Major Accounts sales teams.

We intend to continue scaling our organization to meet the increasingly complex needs of our customers. Our sales and customer success teams are organized to efficiently serve organizations ranging from small businesses to the world’s largest global organizations. We have invested and expect to continue to invest heavily in our sales and marketing teams to sell our services around the world, as well as in our development efforts to deliver additional features and capabilities of our cloud services to address customers’ evolving needs. We also expect to continue to make significant investments in both our datacenter infrastructure to meet the needs of our growing user base and our professional services organization to address the strategic needs of our customers in more complex deployments and to drive broader adoption across a wide array of use cases. As a result of our continuing investments to scale our business in each of these areas, we do not expect to be profitable for the foreseeable future.

For the 12 months ended December 31, 2011, January 31, 2013 and 2014, our revenue was $21.1 million, $58.8 million and $124.2 million, respectively, representing year-over-year growth of 179% and 111%, and our net losses were $50.3 million, $112.6 million and $168.6 million, respectively. For the nine months ended October 31, 2013 and 2014, our revenue was $85.4 million and $153.8 million, respectively, representing period-over-period growth of 80%, and our net losses were $125.2 million and $121.5 million, respectively. Box is headquartered in Los Altos, California and operates offices in California, New York, Texas, London, Paris and Tokyo.

Fiscal Year End

We changed our fiscal year end from December 31 to January 31, effective for our fiscal year ended January 31, 2013. For the year-over-year discussions below, the 12 months ended January 31, 2013 is compared to the 12 months ended December 31, 2011.

Our Business Model

Our business model focuses on maximizing the lifetime value of a customer relationship. We make significant investments in acquiring new customers and believe that we will be able to achieve a positive return on these investments by retaining customers and expanding the size of our deployments within our customer base over time. In connection with the acquisition of new customers, we incur and recognize significant upfront costs. These costs include sales and marketing costs associated with acquiring new customers, such as sales commission expenses, a significant portion of which is expensed upfront and the remaining portion of which is expensed over the length of the non-cancellable subscription term, and marketing costs, which are expensed as incurred. Due to our subscription model, we recognize revenue ratably over the term of the subscription period, which commences when all of the revenue recognition criteria have been met. Although our objective is for each customer to be profitable for us over the duration of our relationship, the costs we incur with respect to any customer relationship, whether a new customer or an upsell to an existing customer, may exceed revenue in earlier periods because we recognize those costs faster than we recognize the associated revenue.

Because of these dynamics, we experience a range of profitability with our customers depending in large part upon what stage of the customer phase they are in. We generally incur higher sales and marketing expenses for new customers and existing customers who are still in an expanding stage. For new customers, our associated sales and marketing expenses typically exceed the first year revenue we recognize from those customers. For customers who are expanding their use of Box, we incur various associated marketing expenses as well as sales commission expenses, though we typically recognize higher revenue than sales and marketing expenses. For typical customers who are renewing their Box subscriptions, our associated sales and marketing expenses are significantly less than the revenue we recognize from those customers. These differences are primarily driven by the higher compensation we provide to our sales force for new customers and customer subscription expansions compared to the compensation we provide to our sales force for routine subscription renewals by customers. In addition, our sales and marketing expenses, other than the compensation we provide to our sales force, are generally higher for acquiring new customers versus expansions or renewals of existing customer subscriptions. We believe that, over time, as our existing customer base grows and a relatively higher percentage of our revenue is attributable to renewals versus new or expanding Box deployments, we will experience lower associated sales and marketing expenses as a percentage of revenue.

To provide a deeper understanding of our customer economics, we are providing an analysis of the customers we acquired in fiscal year 2010, which we will refer to as the 2010 Cohort. The 2010 Cohort includes every customer we acquired in fiscal year 2010, including customers who at one point did not renew their subscriptions but are customers today. We selected the 2010 Cohort as a representative set of customers for this analysis because 2010 was the first year since our inception during which we acquired a material number of customers across a diverse range of industries, and we think the perspective of time is important to help investors understand the long-term value of our customers. In fiscal year 2010, we recognized $2.8 million in revenue and incurred variable costs that resulted in a negative contribution margin for the 2010 Cohort. In fiscal year 2014, we recognized $14.4 million in revenue from the 2010 Cohort and incurred variable costs that resulted in a positive contribution margin of 34% from the 2010 Cohort. In the nine months ended October 31, 2014, we recognized $14.3 million in revenue from the 2010 Cohort and incurred variable costs that resulted in a positive contribution margin of 40% from the 2010 Cohort. The contribution margin of our cohorts will fluctuate from one period to another depending upon the volume of expansion of the customers in those cohorts as the expansions, while contributing to significant revenue increases in future cohort periods, will also drive higher sales and marketing costs in the current period of the expansion.

We define contribution margin for a period as the revenue recognized from the customer in excess of the estimated variable costs for the period associated with expanding the size of our deployments within the customer and supporting the customer, expressed as a percentage of associated revenue. The expenses allocated to the customer include estimates for personnel costs associated with the sales teams that support that customer, such as salaries, commissions and allocated management overhead expenses. The expenses allocated to the customer also include the costs associated with use of technology infrastructure and personnel costs associated with the marketing, operations, professional services and customer success teams that support the customer. Personnel costs exclude stock-based compensation for purposes of this calculation. In addition, we exclude all research and development and general and administrative expenses from this analysis because these expenses support the growth of our business and benefit our users, customers, technology partners and third-party developers.

We cannot assure you that we will experience similar financial outcomes from customers added in other years or in future periods. You should not rely on the allocated expenses or relationship of revenue to sales and marketing or other variable costs as being indicative of our current or future performance. Because we are still in the early stages of our development, we do not yet have enough operating history to measure the lifetime of our customer relationships. Therefore, we cannot predict the average duration of a customer relationship for the 2010 Cohort or for customers acquired in other fiscal years. We also cannot predict whether revenue from the 2010 Cohort will continue to grow at the rate of growth experienced through October 31, 2014, or whether the growth rate of other cohorts will be similar to that of the 2010 Cohort. We may not achieve profitability even if our revenue exceeds costs from our customers over time. We encourage you to read our consolidated financial statements that are included in this prospectus.

Key Business Metrics

We monitor the following key metrics to help us measure our performance, identify trends affecting our business, formulate financial projections, assess operational efficiencies and make strategic decisions. In addition to our results determined in accordance with GAAP, we believe the following non-GAAP financial and operational measures are useful in evaluating our operating performance.

	Year Ended December 31, 2011	Year Ended January 31, 2013	Year Ended January 31, 2014	Nine Months Ended October 31,
				2013	2014
Billings (in thousands)	$30,391	$85,727	$174,165	$112,695	$164,409
Billings growth rate	177%	182%	103%	109%	46%
Retention rate (period end)	129%	144%	136%	138%	130%

See the section titled “Selected Consolidated Financial Data—Reconciliation of Billings to Revenue” for a reconciliation of billings to revenue, the most directly comparable GAAP financial measure and explanations of why we track billings and why billings may be a useful measure for investors.

Billings

Billings represent our revenue plus the change in deferred revenue in the period. Billings we record in any particular period reflect sales to new customers plus subscription renewals and upsells to existing customers, and represent amounts invoiced for subscription, premier support and professional services. We typically invoice our customers at the beginning of the term, in multiyear, annual, quarterly or monthly installments. If the customer elects to pay the full subscription amount at the beginning of the period, the total subscription amount for the entire term will be reflected in billings. If the customer elects to be invoiced annually or more frequently, only the amount billed for such period will be included in billings.

We consider billings a significant performance measure and a leading indicator of future revenue. Billings also help investors better understand our sales activity for a particular period, which is not necessarily reflected in our revenue as a result of the fact that we recognize subscription revenue ratably over the subscription term. We monitor billings to manage our business, make planning decisions, evaluate our performance and allocate resources. We believe that billings offers valuable supplemental information regarding the performance of our business and will help investors better understand the sales volumes and performance of our business.

Billings increased 182% in the year ended January 31, 2013 over the year ended December 31, 2011, 103% in the year ended January 31, 2014 over the year ended January 31, 2013, and 46% in the nine months ended October 31, 2014 over the nine months ended October 31, 2013. The growth rate for our billings declined for the nine months ended October 31, 2014 compared to the nine months ended October 31, 2013, primarily due to a larger billings base in the nine months ended October 31, 2013 as our billings continued to increase over time, as well as a higher percentage of invoices with quarterly and monthly installments. The increase in billings was primarily driven by the addition of new customers with larger initial deployments and expansion with respect to the number of users within existing customers. However, as our billings continue to grow to a higher level, we expect our billings growth rate to trend down over time.

Retention Rate

We calculate our retention rate as of a period end by starting with the annual contract value (ACV) from customers with contract value of $5,000 or more as of 12 months prior to such period end (Prior Period ACV) and a subscription term of at least 12 months. We then calculate ACV from these same customers as of the current period end (Current Period ACV). Finally, we divide the aggregate Current Period ACV for the trailing 12 month period by the aggregate Prior Period ACV for the trailing 12 month period to arrive at our retention rate. We believe our retention rate is an important metric that provides insight into the long-term value of our subscription agreements and our ability to retain and grow revenue from our customer base. We focus on contracts that have a value of $5,000 or more because, over time, these customers give us the best indicator for the growth of our business and the potential for incremental business as they renew and expand their deployments, and contracts with these customers represented a substantial majority of our revenue for the nine months ended October 31, 2014. Retention rate is an operational metric and there is no comparable GAAP financial measure to which we can reconcile this particular key metric.

Our retention rate was approximately 129%, 144%, 136% and 130% as of December 31, 2011, January 31, 2013, January 31, 2014 and October 31, 2014, respectively. The calculation of our retention rate reflects the loss of customers who do not renew their subscriptions with us, which was approximately 5% of the Prior Period ACV for the 12 months ended October 31, 2014, a decrease from the 12 months ended October 31, 2013. Our retention rates consistently exceeded 100% and were primarily attributable to an increase in user expansion, particularly expansion within larger enterprises, which oftentimes implement a limited initial deployment of our services before renewing their subscription on a broader scale. We believe our investments in product, customer service, and Box Consulting are driving improvements in customer retention. As we penetrate customer accounts, we expect our rate of growth in upsells to trend down over time but our retention rate to remain above 100% for the foreseeable future.

Components of Results of Operations

Revenue

We derive our revenue from three sources: (1) subscription revenue, which is comprised of subscription fees from customers utilizing our cloud-based Enterprise Content Collaboration services that include routine customer support; (2) revenue from customers purchasing our premier support package; and (3) revenue from professional services such as implementing best practice use cases, project management and other implementation services.

To date, practically all of our revenue has been derived from subscription and premier support services. Subscription and premier support revenue is driven primarily by the number of customers, the number of seats sold to each customer and the price of our services.

Subscription and premier support revenue is recognized ratably over the contract term beginning on the later of the date the service is provisioned to the customer and the date all other revenue recognition criteria have been met. Our subscription and support contracts are typically non-cancellable and do not contain refund-type provisions. The majority of our customers subscribe to our service through one-year contracts, although we also offer our services for terms ranging between one month to three years or more. We typically invoice our customers at the beginning of the term, in multiyear, annual, quarterly or monthly installments. Amounts that have been invoiced are initially recorded as deferred revenue and are recognized ratably over the invoice period. Amounts that have not been invoiced are not reflected in deferred revenue. Revenue is recognized ratably over the subscription term.

Professional services revenue is recognized as the services are rendered for time and material contracts, and using the proportional performance method over the period the services are performed for fixed price contracts. Professional services revenue was not material for all periods presented.

Cost of Revenue

Our cost of revenue consists primarily of costs related to providing our cloud-based services to our paying customers, including employee compensation and related expenses for datacenter operations, customer support and professional services personnel, payments to outside infrastructure service providers, depreciation of servers and equipment, security services and other tools, as well as amortization of acquired technology. We allocate overhead such as rent, information technology costs and employee benefit costs to all departments based on headcount. As such, general overhead expenses are reflected in cost of revenue and each of the operating expense categories set forth below. We expect our cost of revenue to increase in dollars and may increase as a percentage of revenue as we continue to invest in our datacenter operations and customer support to support the growth of our business, our customer base, as well as our international expansion.

Operating Expenses

Our operating expenses consist of research and development, sales and marketing, and general and administrative expenses. Personnel costs are the most significant component of each category of operating expenses. Operating expenses also include allocated overhead costs for facilities, information technology costs and employee benefit costs.

Research and Development. Research and development expense consists primarily of employee compensation and related expenses, as well as allocated overhead. Our research and development efforts are focused on scaling our platform, adding enterprise grade features, functionality and security, and enhancing the ease of use of our cloud-based services. We expect our research and development expense to increase in dollars but decrease as a percentage of revenue over time, as we continue to invest in our future products and services.

Sales and Marketing. Sales and marketing expense consists primarily of employee compensation and related expenses, sales commissions, marketing programs, travel related expenses, as well as allocated overhead. Marketing programs include but are not limited to advertising, events, corporate communications, brand building, and product marketing. Sales and marketing expense also consists of datacenter and customer support costs related to providing our cloud-based services to our free users. We market and sell our cloud-based services worldwide through our direct sales organization and through indirect distribution channels such as strategic resellers. We expect our sales and marketing expense to continue to increase in dollars but decrease as a percentage of revenue over time as we increase the size of our sales and marketing organization and expand our international presence.

General and Administrative. General and administrative expense consists primarily of employee compensation and related expenses for administrative functions including finance, legal, human resources and recruiting, and fees for external professional services as well as allocated overhead. External professional services fees are primarily comprised of outside legal, litigation, accounting, temporary services, audit and outsourcing services. We expect our general and administrative expense to increase in dollars but decrease as a percentage of revenue over time as we incur additional costs related to operating as a publicly traded company including increased headcount and audit, legal, regulatory and other related fees.

Remeasurement of Redeemable Convertible Preferred Stock Warrant Liability

The remeasurement of redeemable convertible preferred stock warrant liability includes charges from the change in fair value of our redeemable convertible preferred stock warrant liability as of each period end. These redeemable convertible preferred stock warrants will remain outstanding until the exercise or expiration of the warrants or the completion of this offering, at which time the warrant liability will be remeasured to fair value and reclassified to additional paid-in capital.

Interest Income (Expense), Net

Interest income consists of interest earned on our cash and cash equivalents and marketable securities balances. We have historically invested our cash in overnight deposits and short-term, investment-grade corporate securities. Interest expense consists of interest charges, fees on letters of credit and the amortization of capitalized debt issuance costs associated with our outstanding borrowings.

Other Income (Expense), Net

Other income (expense), net consists primarily of gains and losses from foreign currency transactions and other income (expense).

Provision (Benefit) for Income Taxes

Provision (benefit) for income taxes consists primarily of state income taxes in the United States and income taxes in certain foreign jurisdictions in which we conduct business. At January 31, 2014, we had federal and state net operating loss carryforwards (NOLs) of $263.7 million and $262.6 million, which expire at various dates beginning in 2025 and 2016, respectively. Federal and state tax laws impose limitations on the utilization of NOLs in the event of an “ownership change” for tax purposes, as defined in Section 382 of the Internal Revenue Code. In the past, we have experienced an ownership change which has impacted our ability to fully realize the benefit of these NOLs. If we experience additional ownership changes as a result of this offering, our ability to utilize our NOLs may be further limited.

Results of Operations

The following tables set forth our results of operations for the periods presented in dollars and as a percentage of our revenue:

	Year Ended December 31, 2011	Year Ended January 31, 2013	Year Ended January 31, 2014	Nine Months Ended October 31,
				2013	2014
				(unaudited)
	(in thousands)
Consolidated Statements of Operations Data:
Revenue	$21,084	$58,797	$124,192	$85,363	$153,801
Cost of revenue(1)	6,873	14,280	25,974	17,640	32,579

Gross profit	14,211	44,517	98,218	67,723	121,222
Operating expenses:
Research and development(1)	14,396	28,996	45,967	32,494	48,415
Sales and marketing(1)	36,189	99,221	171,188	124,174	152,354
General and administrative(1)	13,480	25,429	39,843	29,657	41,276

Total operating expenses	64,065	153,646	256,998	186,325	242,045

Loss from operations	(49,854)	(109,129)	(158,780)	(118,602)	(120,823)
Remeasurement of redeemable convertible preferred stock warrant liability	(356)	(1,727)	(8,477)	(5,883)	140
Interest expense, net	(109)	(1,764)	(3,705)	(3,243)	(1,450)
Other income (expense), net	49	116	(26)	(29)	41

Loss before provision (benefit) for income taxes	(50,270)	(112,504)	(170,988)	(127,699)	(122,092)
Provision (benefit) for income taxes	1	59	(2,431)	(2,514)	(598)

Net loss	$(50,271)	$(112,563)	$(168,557)	$(125,185)	$(121,494)

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31, 2011	Year Ended January 31, 2013	Year Ended January 31, 2014	Nine Months Ended October 31,
				2013	2014
				(unaudited)
	(in thousands)
Cost of revenue	$686	$1,087	$450	$249	$1,102
Research and development	899	1,211	3,154	1,866	8,220
Sales and marketing	837	1,893	5,017	3,297	8,306
General and administrative	3,800	3,345	3,128	2,102	4,716

Total stock-based compensation	$6,222	$7,536	$11,749	$7,514	$22,344

	Year Ended December 31, 2011	Year Ended January 31, 2013	Year Ended January 31, 2014	Nine Months Ended October 31,
				2013	2014
				(unaudited)
Percentage of Revenue:
Revenue	100%	100%	100%	100%	100%
Cost of revenue	33	24	21	21	21

Gross profit	67	76	79	79	79
Operating expenses:
Research and development	68	49	37	38	31
Sales and marketing	172	169	138	145	99
General and administrative	64	43	32	35	27

Total operating expenses	304	261	207	218	157

Loss from operations	(237)	(185)	(128)	(139)	(78)
Remeasurement of redeemable convertible preferred stock warrant liability	(1)	(3)	(7)	(7)	—
Interest expense, net	—	(3)	(3)	(4)	(1)
Other income (expense), net	—	—	—	—	—

Loss before provision (benefit) for income taxes	(238)	(191)	(138)	(150)	(79)
Provision (benefit) for income taxes	—	—	(2)	(3)	—

Net loss	(238)%	(191)%	(136)%	(147)%	(79)%

Comparison of the Nine Months Ended October 31, 2013 and October 31, 2014

Revenue

	Nine Months Ended October 31,
	2013	2014	$ Change	% Change
	(dollars in thousands, unaudited)
Revenue	$85,363	$153,801	$68,438	80%

Revenue increased by $68.4 million, or 80%, during the nine months ended October 31, 2014 compared to the nine months ended October 31, 2013. The increase in revenue was substantially driven by an increase in subscription services. The increase in subscription services was due to the addition of new customers, as the number of paying organizations increased by 47% from October 31, 2013 to October 31, 2014. Also in this period, we experienced increased renewals from and expansion within existing customers as they broadened their deployment of our product offerings, as reflected in our retention rate of 130% as of October 31, 2014.

Cost of Revenue and Gross Margin

	Nine Months Ended October 31,
	2013	2014	$ Change	% Change
	(dollars in thousands, unaudited)
Cost of revenue	$17,640	$32,579	$14,939	85%
Gross margin	79%	79%

Cost of revenue increased by $14.9 million, or 85%, during the nine months ended October 31, 2014 compared to the nine months ended October 31, 2013. The increase was primarily due to an increase in employee and related costs resulting from headcount growth in our datacenter operations, customer support and professional services functions. Headcount in these functions grew from 110 employees as of October 31, 2013 to 151 employees as of October 31, 2014. In addition, there was an increase in datacenter service costs and depreciation of our server equipment as we brought our Las Vegas datacenter online and increased our capacity to serve a larger number of customers.

Research and Development

	Nine Months Ended October 31,
	2013	2014	$ Change	% Change
	(dollars in thousands, unaudited)
Research and development	$32,494	$48,415	$15,921	49%

Research and development increased by $15.9 million, or 49%, during the nine months ended October 31, 2014 compared to the nine months ended October 31, 2013. The increase was primarily driven by an increase of $8.0 million in employee and related costs and an increase of $6.4 million in stock-based compensation expense, as we increased our headcount from 215 employees as of October 31, 2013 to 254 employees as of October 31, 2014 to support continued investment in our product and service offerings and scalability.

Sales and Marketing

	Nine Months Ended October 31,
	2013	2014	$ Change	% Change
	(dollars in thousands, unaudited)
Sales and marketing	$124,174	$152,354	$28,180	23%

Sales and marketing increased by $28.2 million, or 23%, during the nine months ended October 31, 2014 compared to the nine months ended October 31, 2013. The increase was primarily due to an increase of $7.5 million in employee and related costs and an increase of $5.0 million in stock-based compensation expense, as we increased our headcount from 528 employees as of October 31, 2013 to 566 employees as of October 31, 2014, an increase of $6.7 million in datacenter and customer support costs to support free users, an increase of $3.1 million in advertising expenses, an increase of $1.9 million in allocated overhead costs, and an increase of $1.3 million in travel-related costs.

General and Administrative

	Nine Months Ended October 31,
	2013	2014	$ Change	% Change
	(dollars in thousands, unaudited)
General and administrative	$29,657	$41,276	$11,619	39%

General and administrative increased by $11.6 million, or 39%, during the nine months ended October 31, 2014 compared to the nine months ended October 31, 2013. The increase was primarily due to an increase of $5.7 million in legal and litigation expenses and an increase of $5.7 million in employee and related costs resulting from headcount growth from 109 employees as of October 31, 2013 to 160 employees as of October 31, 2014.

Remeasurement of Redeemable Convertible Preferred Stock Warrant Liability

	Nine Months Ended October 31,
	2013	2014	$ Change	% Change
	(dollars in thousands, unaudited)
Remeasurement of redeemable convertible preferred stock warrant liability	$(5,883)	$140	$6,023	*

*	Not meaningful

Remeasurement of redeemable convertible preferred stock warrant liability decreased by $6.0 million during the nine months ended October 31, 2014 compared to the nine months ended October 31, 2013. The decrease was primarily due to the exercise of certain warrants to purchase our redeemable convertible preferred stock in January 2014.

Interest Expense, Net and Other Income (Expense), Net

	Nine Months Ended October 31,
	2013	2014	$ Change	% Change
	(dollars in thousands)
Interest expense, net	$(3,243)	$(1,450)	$1,793	55%
Other income (expense), net	29	41	12	41%

Interest expense, net decreased by $1.8 million, or 55%, during the nine months ended October 31, 2014 compared to the nine months ended October 31, 2013. The decrease was primarily due to the end-of-term and early payment fees in connection with the payoff of prior borrowings recognized during the nine months ended October 31, 2013.

Other income (expense), net consisted primarily of foreign currency gains (losses).

Provision (Benefit) for Income Taxes

	Nine Months Ended October 31,
	2013	2014	$ Change	% Change
	(dollars in thousands)
Provision (benefit) for income taxes	$(2,514)	$(598)	$(1,916)	*

*	Not meaningful

The decrease in provision (benefit) for income taxes during the nine months ended October 31, 2014 compared to the nine months ended October 31, 2013 was primarily due to a smaller discrete tax benefit recognized from the release of our valuation allowance in connection with acquisitions.

Comparison of the Years Ended January 31, 2013 and January 31, 2014

Revenue

	Year Ended January 31,		$ Change	% Change
	2013	2014
	(dollars in thousands)
Revenue	$58,797	$124,192	$65,395	111%

Revenue increased by $65.4 million, or 111%, during the year ended January 31, 2014 compared to the year ended January 31, 2013. The increase in revenue was substantially driven by an increase in subscription services. The increase in subscription services was due to the addition of new customers, as the number of paying organizations increased by 44% from January 31, 2013 to January 31, 2014. Also in this period, we experienced increased renewals from and expansion within existing customers as they broadened their deployment of our product offerings, as reflected in our retention rate of 136% as of January 31, 2014.

Cost of Revenue and Gross Margin

	Year Ended January 31,		$ Change	% Change
	2013	2014
	(dollars in thousands)
Cost of revenue	$14,280	$25,974	$11,694	82%
Gross margin	76%	79%

Cost of revenue increased by $11.7 million, or 82%, during the year ended January 31, 2014 compared to the year ended January 31, 2013. The increase was primarily due to an increase in employee and related costs resulting from growth in our datacenter operations, customer support and professional services headcount from 81 employees as of January 31, 2013 to 116 employees as of January 31, 2014 to support an increased number of paying customers and an increase in depreciation of our server equipment as we brought our Las Vegas datacenter online and increased our capacity to serve a larger number of customers.

Research and Development

	Year Ended January 31,		$ Change	% Change
	2013	2014
	(dollars in thousands)
Research and development	$28,996	$45,967	$16,971	59%

Research and development increased by $17.0 million, or 59%, during the year ended January 31, 2014 compared to the year ended January 31, 2013. The increase was primarily driven by an increase of $14.3 million in employee and related costs as we increased our headcount from 159 employees as of January 31, 2013 to 234 employees as of January 31, 2014 to support continued investment in our product and service offerings and scalability, and a $2.5 million increase in allocated overhead costs.

Sales and Marketing

	Year Ended January 31,		$ Change	% Change
	2013	2014
	(dollars in thousands)
Sales and marketing	$99,221	$171,188	$71,967	73%

Sales and marketing increased by $72.0 million, or 73%, during the year ended January 31, 2014 compared to the year ended January 31, 2013. The increase was primarily due to an increase of $45.5 million in employee and related costs, including higher commission expenses of $16.0 million, driven by headcount growth from 374 employees as of January 31, 2013 to 513 employees as of January 31, 2014, and higher sales, an increase of $12.6 million in datacenter and customer support costs to support free users, an increase of $6.4 million in allocated overhead costs, and an increase of $2.8 million in travel-related costs.

General and Administrative

	Year Ended January 31,		$ Change	% Change
	2013	2014
	(dollars in thousands)
General and administrative	$25,429	$39,843	$14,414	57%

General and administrative increased by $14.4 million, or 57%, during the year ended January 31, 2014 compared to the year ended January 31, 2013. The increase was primarily due to an increase of $7.9 million in consulting, legal and accounting and audit fees as we expand internationally and prepare to become a public company, as well as an increase of $6.5 million in employee and related costs resulting from headcount growth from 75 employees as of January 31, 2013 to 109 employees as of January 31, 2014.

Remeasurement of Redeemable Convertible Preferred Stock Warrant Liability

	Year Ended January 31,		$ Change	% Change
	2013	2014
	(dollars in thousands)
Remeasurement of redeemable convertible preferred stock warrant liability	$(1,727)	$(8,477)	$(6,750)	*

*	Not meaningful

Remeasurement of redeemable convertible preferred stock warrant liability increased by $6.8 million during the year ended January 31, 2014 compared to the year ended January 31, 2013. The increase in the fair value of our outstanding redeemable convertible preferred stock warrants was primarily driven by the increase in the value of our underlying common stock.

Interest Expense, Net and Other Income (Expense), Net

	Year Ended January 31,		$ Change	% Change
	2013	2014
	(dollars in thousands)
Interest expense, net	$(1,764)	$(3,705)	$(1,941)	110%
Other income (expense), net	116	(26)	(142)	*

*	Not meaningful

Interest expense, net increased by $1.9 million, or 110%, during the year ended January 31, 2014 compared to the year ended January 31, 2013. The increase was primarily due to the end-of-term and early payment fees in connection with the payoff of prior borrowings, which was recorded as interest expense during the year ended January 31, 2014.

Other income (expense), net consisted primarily of foreign currency gains (losses).

Provision (Benefit) for Income Taxes

	Year Ended January 31,		$ Change	% Change
	2013	2014
	(dollars in thousands)
Provision (benefit) for income taxes	$59	$(2,431)	$(2,490)	*

*	Not meaningful

The decrease in provision (benefit) for income taxes during the year ended January 31, 2014 compared to the year ended January 31, 2013 was primarily due to a discrete tax benefit from a partial release of the valuation allowance on our deferred tax assets, primarily in connection with our acquisition of Crocodoc. With the acquisition, a deferred tax liability was established for the book-tax basis difference related to purchased intangibles. The net deferred tax liability provided an additional source of income to support the realizability of pre-existing deferred tax assets.

Comparison of the Years Ended December 31, 2011 and January 31, 2013

Revenue

	Year Ended
	December 31, 2011	January 31, 2013	$ Change	% Change
	(dollars in thousands)
Revenue	$21,084	$58,797	$37,713	179%

Revenue increased by $37.7 million, or 179%, during the year ended January 31, 2013 compared to the year ended December 31, 2011. The increase in revenue was substantially driven by an increase in subscription services. The increase in subscription services was due to a 61% increase in the number of paying organizations from December 31, 2011 to January 31, 2013. Also in this period, we experienced increased renewals from and expansion within existing customers as they broadened their deployment of our services, as reflected by our retention rate of approximately 144% as of January 31, 2013.

Cost of Revenue and Gross Margin

	Year Ended
	December 31, 2011	January 31, 2013	$ Change	% Change
	(dollars in thousands)
Cost of revenue	$6,873	$14,280	$7,407	108%
Gross margin	67%	76%

Cost of revenue increased by $7.4 million, or 108%, during the year ended January 31, 2013 compared to the year ended December 31, 2011. The increase was primarily due to an increase in employee and related costs resulting from growth in our datacenter operations, customer support and professional services headcount from 36 employees as of December 31, 2011 to 81 employees as of January 31, 2013 to support an increased number of paying customers and an increase in depreciation of our server equipment as we expanded our Box services deployment capacity.

Research and Development

	Year Ended
	December 31, 2011	January 31, 2013	$ Change	% Change
	(dollars in thousands)
Research and development	$14,396	$28,996	$14,600	101%

Research and development expense increased by $14.6 million, or 101%, during the year ended January 31, 2013 compared to the year ended December 31, 2011. The increase was primarily driven by an increase of $10.4 million in employee and related costs as we increased our headcount from 99 employees as of December 31, 2011 to 159 employees as of January 31, 2013 to support continued investment in our product and service offerings, and a $3.1 million increase in allocated overhead costs.

Sales and Marketing

	Year Ended
	December 31, 2011	January 31, 2013	$ Change	% Change
	(dollars in thousands)
Sales and marketing	$36,189	$99,221	$63,032	174%

Sales and marketing expense increased by $63.0 million, or 174%, during the year ended January 31, 2013 compared to the year ended December 31, 2011. The increase was primarily due to an increase of $31.6 million in employee and related costs, including an increase in commission expenses of $9.2 million driven by headcount growth from 160 employees as of December 31, 2011 to 374 employees as of January 31, 2013, and higher sales, an increase of $11.9 million in lead generation, brand awareness and marketing costs, an increase of $9.1 million in datacenter and customer support costs to support free users, and an increase of $8.6 million in allocated overhead costs.

General and Administrative

	Year Ended
	December 31, 2011	January 31, 2013	$ Change	% Change
	(dollars in thousands)
General and administrative	$13,480	$25,429	$11,949	89%

General and administrative expense increased by $11.9 million, or 89%, during the year ended January 31, 2013 compared to the year ended December 31, 2011. The increase was primarily due to an increase of $2.8 million in outside placement fees and related costs, a $2.6 million increase in consulting, legal and accounting fees, a $2.3 million increase in miscellaneous taxes, as well as a $1.4 million increase in employee and related costs resulting from headcount growth from 41 employees as of December 31, 2011 to 75 employees as of January 31, 2013.

Remeasurement of Redeemable Convertible Preferred Stock Warrant Liability

	Year Ended
	December 31, 2011	January 31, 2013	$ Change	% Change
	(dollars in thousands)
Remeasurement of redeemable convertible preferred stock warrant liability	$(356)	$(1,727)	$(1,371)	*

*	Not meaningful

Remeasurement of redeemable convertible preferred stock warrant liability increased by $1.4 million during the year ended January 31, 2013 compared to the year ended December 31, 2011. The increase in the fair value of our outstanding redeemable convertible preferred stock warrants during the year ended January 31, 2013 was primarily driven by the underlying increase in the value of our common stock.

Interest Expense, Net and Other Income, Net

	Year Ended
	December 31, 2011	January 31, 2013	$ Change	% Change
	(dollars in thousands)
Interest expense, net	$(109)	$(1,764)	$(1,655)	*
Other income, net	49	116	67	137%

*	Not meaningful

Interest expense, net increased by $1.7 million during the year ended January 31, 2013 compared to the year ended December 31, 2011. The increase was primarily due to additional borrowings during the year ended January 31, 2013.

Provision for Income Taxes

	Year Ended
	December 31, 2011	January 31, 2013	$ Change	% Change
	(dollars in thousands)
Provision for income taxes	$1	$59	$58	*

*	Not meaningful

The increase in provision for income taxes during the year ended January 31, 2013 compared to the year ended December 31, 2011 was due to an increase in foreign taxes related to our foreign operations.

Quarterly Results of Operations

The following tables set forth selected unaudited quarterly consolidated statements of operations data for each of the eight quarters in the period ended October 31, 2014. The information for each of these quarters has been prepared on the same basis as the audited annual consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods in accordance with generally accepted accounting principles in the United States. This data should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three Months Ended
	Jan. 31, 2013	Apr. 30, 2013	Jul. 31, 2013	Oct. 31, 2013	Jan. 31, 2014	Apr. 30, 2014	Jul. 31, 2014	Oct. 31, 2014
	(in thousands)
Consolidated Statements of Operations Data:
Revenue	$19,662	$23,414	$28,364	$33,585	$38,829	$45,330	$51,423	$57,048
Cost of revenue	4,277	4,561	5,907	7,172	8,334	9,228	10,833	12,518

Gross profit	15,385	18,853	22,457	26,413	30,495	36,102	40,590	44,530
Operating expenses:
Research and development	8,346	9,439	10,965	12,090	13,473	14,898	16,345	17,172
Sales and marketing	30,953	33,936	41,416	48,822	47,014	47,440	49,657	55,257
General and administrative	7,687	8,261	10,010	11,386	10,186	11,546	12,875	16,855

Total operating expenses	46,986	51,636	62,391	72,298	70,673	73,884	78,877	89,284

Loss from operations	(31,601)	(32,783)	(39,934)	(45,885)	(40,178)	(37,782)	(38,287)	(44,754)
Remeasurement of redeemable convertible preferred stock warrant liability	(117)	(693)	(1,607)	(3,583)	(2,594)	(267)	461	(54)
Interest income (expense), net	(581)	(548)	(716)	(1,979)	(462)	(405)	(382)	(663)
Other income (expense), net	101	(9)	(73)	111	(55)	7	(71)	105

Loss before provision (benefit) for income taxes	(32,198)	(34,033)	(42,330)	(51,336)	(43,289)	(38,447)	(38,279)	(45,366)
Provision (benefit) for income taxes	48	6	(2,575)	55	83	64	(717)	55

Net loss	$(32,246)	$(34,039)	$(39,755)	$(51,391)	$(43,372)	$(38,511)	$(37,562)	$(45,421)

	Jan. 31, 2013	Apr. 30, 2013	Jul. 31, 2013	Oct. 31, 2013	Jan. 31, 2014	Apr. 30, 2014	Jul. 31, 2014	Oct. 31, 2014

Percentage of Revenue:
Revenue	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	22	19	21	21	21	20	21	22

Gross profit	78	81	79	79	79	80	79	78
Operating expenses:
Research and development	42	40	39	36	35	33	32	30
Sales and marketing	157	146	146	145	121	105	97	97
General and administrative	39	35	35	34	26	25	25	30

Total operating expenses	238	221	220	215	182	163	154	157

Loss from operations	(160)	(140)	(141)	(136)	(103)	(83)	(75)	(79)
Remeasurement of redeemable convertible preferred stock warrant liability	(1)	(3)	(6)	(11)	(7)	(1)	1	—
Interest income (expense), net	(4)	(2)	(2)	(6)	(2)	(1)	—	—
Other income (expense), net	1	—	—	—	—	—	—	(1)

Loss before provision (benefit) for income taxes	(164)	(145)	(149)	(153)	(112)	(85)	(74)	(80)
Provision (benefit) for income taxes	—	—	(9)	—	—	—	(1)	—

Net loss	(164)%	(145)%	(140)%	(153)%	(112)%	(85)%	(73)%	(80)%

Quarterly Revenues Trends

Our quarterly revenues increased sequentially for all periods presented due primarily to increases in the number of new customers as well as increased renewals from and expansion within existing customers as they broadened their deployment of our services. Our fourth quarter has historically been our strongest quarter for contracting activity as a result of large enterprise buying patterns.

Quarterly Costs and Expenses Trends

Total costs and expenses generally increased sequentially for all periods presented, primarily due to the addition of personnel in connection with the expansion of our business. Sales and marketing expenses generally grew sequentially over the periods. General and administrative costs generally increased in recent quarters due to higher professional service fees for preparing to be a public company.

Our quarterly operating results may fluctuate due to various factors affecting our performance. As noted above, we recognize revenue from subscription fees ratably over the term of the contract. Therefore, changes in our contracting activity in the near term may not be apparent as a change to our reported revenue until future periods. Most of our expenses are recorded as period costs, and thus, factors affecting our cost structure may be reflected in our financial results sooner than changes to our contracting activity. In addition, we generally incur higher sales and marketing expenses in our third fiscal quarter due to our annual users conference.

Liquidity and Capital Resources

	Year Ended December 31, 2011	Year Ended January 31, 2013	Year Ended January 31, 2014	Nine Months Ended October 31,
				2013	2014
	(in thousands)			(unaudited)
Cash flow used in operating activities	$(34,273)	$(81,751)	$(91,769)	$(69,124)	$(69,311)
Cash flow provided by (used in) investing activities	(38,293)	314	(32,185)	(22,570)	(29,966)
Cash flow provided by financing activities	102,849	172,797	105,165	78,954	155,717

As of October 31, 2014, we had cash and cash equivalents of $165.3 million. Our cash and cash equivalents are comprised primarily of overnight cash deposits. We have generated significant operating losses and negative cash flows from operations as reflected in our accumulated deficit and consolidated statements of cash flows. We may continue to incur operating losses and negative cash flows from operations in the future and may require additional capital resources to execute strategic initiatives to grow our business.

Since our inception, we have financed our operations primarily through equity and, to a lesser extent, debt financing, as well as cash generated from sales. We believe our existing cash and cash equivalents, our credit facilities, and cash provided by this offering will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. Our future capital requirements will depend on many factors including our growth rate, subscription renewal activity, billing frequency, the timing and extent of spending to support development efforts, the expansion of sales and marketing and international operation activities, the introduction of new and enhanced services offerings, and the continuing market acceptance of our services. We may in the future enter into arrangements to acquire or invest in complementary businesses, services and technologies, including intellectual property rights. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results and financial condition would be adversely affected.

In August 2013, we entered into a $100.0 million two-year revolving line of credit facility with Credit Suisse AG, Cayman Islands Branch, JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc. and

BMO Harris Financing, Inc. The credit facility is denominated in U.S. dollars and, depending on certain conditions, each borrowing is subject to a floating interest rate equal to the London Interbank Offer Rate (LIBOR) plus 3.0% or the Alternate Base Rate (ABR) plus 2.0%. Also in August 2013, we drew $34.0 million of the credit facility at 3.4% (six month LIBOR plus 3.0%), which was used to pay down outstanding borrowings and related end-of-term and early payment fees, as well as for other general corporate purposes. In July 2014, we drew an additional $12.0 million under the credit facility at 3.3% (six month LIBOR plus 3.0%). In September 2014, we paid down $6.0 million and amended the credit facility to reduce our borrowing capacity from $100.0 million to $75.0 million and extend the facility through August 2016. Concurrently and in conjunction with the execution of our new headquarters lease in September 2014, letters of credit in the aggregate amount of $25.0 million were issued under the credit facility. These letters of credit reduce our available borrowing capacity under the credit facility and are subject to interest at 3.25% per annum. As of October 31, 2014, the outstanding borrowings under the credit facility were $40.0 million.

The revolving line of credit facility is collateralized by substantially all of our assets. It also contains various covenants, including covenants related to the delivery of financial and other information, the maintenance of quarterly financial covenants, as well as limitations on dispositions, mergers or consolidations and other corporate activities. As of October 31, 2014, we were in compliance with all financial covenants.

Operating Activities

For the nine months ended October 31, 2014, cash used in operating activities was $69.3 million. The primary factors affecting our operating cash flows during this period were our net loss of $121.5 million, partially offset by non-cash charges of $22.3 million for stock-based compensation, $20.0 million for depreciation and amortization of our property and equipment and intangible assets, $8.8 million for amortization of deferred commissions, and net cash inflows of $1.6 million provided by changes in our operating assets and liabilities. The primary drivers of the changes in operating assets and liabilities were a $10.6 million increase in deferred revenue, a $2.8 million decrease in accounts receivable, a $2.3 million increase in accounts payable, and a $2.0 million increase in deferred rent, partially offset by a $9.7 million increase in deferred commissions, a $2.5 million increase in prepaid expenses and other assets, and a $3.9 million decrease in accrued expenses and other liabilities. The increase in deferred revenue was primarily due to the growth in the number of paying customers and increased renewals and upsells to our existing customers as they broadened their deployment of our services. The increase in deferred commissions was due to higher sales. The decrease in accounts receivable was due to the timing of our cash collections during the period.

For the nine months ended October 31, 2013, cash used in operating activities was $69.1 million. The primary factors affecting our operating cash flows during this period were our net loss of $125.2 million, partially offset by non-cash charges of $12.0 million for depreciation and amortization of our property and equipment and intangible assets, $10.5 million for amortization of deferred commissions, $7.5 million for stock-based compensation, and $5.9 million for the remeasurement of our redeemable convertible preferred stock warrant liability, and net cash inflows of $22.7 million provided by changes in our operating assets and liabilities. The primary drivers of the changes in operating assets and liabilities were a $27.3 million increase in deferred revenue and a $12.1 million increase in accrued expenses and other liabilities, partially offset by a $8.1 million increase in deferred commissions and a $7.8 million increase in accounts receivable. The increase in deferred revenue was primarily due to the growth in the number of paying customers and increased renewals from, and expansion within, our existing customers as they broadened their deployment of our services. The increase in accrued expenses and other liabilities was primarily attributable to increased activities to support the overall growth of our business. The increase in deferred commissions was due to higher sales. The increase in accounts receivable was due to increased sales and the timing of our cash collections during the period.

For the year ended January 31, 2014, cash used in operating activities was $91.8 million. The primary factors affecting our operating cash flows during this period were our net loss of $168.6 million, partially offset by non-cash charges of $17.9 million for depreciation and amortization of our property and equipment and intangible assets, $13.5 million for amortization of deferred commissions, $11.7 million for stock-based compensation, and $8.5 million for the remeasurement of our redeemable convertible preferred stock warrant liability, and net cash inflows of $27.6 million provided by changes in our operating assets and liabilities. The primary drivers of the changes in operating assets and liabilities were a $50.0 million increase in deferred revenue and a $24.1 million increase in accrued expenses and other liabilities, partially offset by a $25.2 million increase in accounts receivable and a $14.0 million increase in deferred commissions. The increase in deferred revenue was primarily due to the growth in the number of paying customers and increased renewals from, and expansion within, our existing customers as they broadened their deployment of our services. The increase in accrued expenses and other liabilities was primarily attributable to increased activities to support the overall growth of our business. The increase in deferred commissions was due to higher sales. The increase in accounts receivable was due to increased sales and the timing of our cash collections during the period.

For the year ended January 31, 2013, cash used in operating activities was $81.8 million. The primary factors affecting our operating cash flows during this period were our net loss of $112.6 million, partially offset by non-cash charges of $8.6 million for depreciation and amortization of our property and equipment, $7.5 million for stock-based compensation, and $7.0 million for the amortization of deferred commissions, and net cash inflows of $5.3 million provided by changes in our operating assets and liabilities. The primary drivers of the changes in operating assets and liabilities were a $26.9 million increase in deferred revenue, partially offset by a $14.0 million increase in deferred commissions and a $11.5 million increase in accounts receivable. The increase in deferred revenue was primarily driven by the growth in the number of paying customers and increased renewals from and expansion within our existing customers as they broadened their deployment of our services. The increase in deferred commissions was due to increased sales. The increase in accounts receivable was due to increased sales and the timing of our cash collections during the period.

For the year ended December 31, 2011, cash used in operating activities was $34.3 million. The primary factors affecting our operating cash flows during this period were our net loss of $50.3 million, partially offset by non-cash charges of $6.2 million for stock-based compensation and $2.8 million for depreciation and amortization of our property and equipment, and net cash inflows of $4.7 million provided by changes in our operating assets and liabilities. The primary drivers of the changes in operating assets and liabilities were a $9.3 million increase in deferred revenue, partially offset by a $4.1 million increase in accounts receivable. The increase in deferred revenue was primarily driven by the growth in the number of paying customers and increased renewals from and expansion within our existing customers as they broadened their deployment of our services. The increase in accounts receivable was due to increased sales and the timing of our cash collections during the period.

Investing Activities

Cash used in investing activities of $30.0 million for the nine months ended October 31, 2014 was primarily due to capital expenditures.

Cash used in investing activities of $22.6 million for the nine months ended October 31, 2013 was primarily due to $14.8 million in capital expenditures and $7.8 million in connection with the acquisition of Crocodoc and other intangible assets.

Cash used in investing activities of $32.2 million for the year ended January 31, 2014 was due to $24.4 million in capital expenditures and $7.8 million in connection with the acquisition of Crocodoc and other intangible assets.

Cash provided by investing activities of $0.3 million for the year ended January 31, 2013 was primarily due to $20.0 million in proceeds from the maturity of marketable securities, partially offset by $19.5 million in capital expenditures.

Cash used in investing activities of $38.3 million for the year ended December 31, 2011 was primarily due to $23.8 million from net purchases of and proceeds from maturities of marketable securities and $13.5 million in capital expenditures.

Financing Activities

Cash provided by financing activities of $155.7 million for the nine months ended October 31, 2014 was primarily due to $149.6 million in net proceeds from the issuance of our Series F redeemable convertible preferred stock and net proceeds of $6.0 million from borrowings.

Cash provided by financing activities of $79.0 million for the nine months ended October 31, 2013 was primarily due to $76.0 million in net proceeds from the issuance of our Series E-1 redeemable convertible preferred stock. During this period, we also drew a net of $32.7 million on our revolving line of credit and repaid $31.0 million in connection with our prior borrowings.

Cash provided by financing activities of $105.2 million for the year ended January 31, 2014 was primarily due to $99.9 million in net proceeds from the issuance of our Series E-1 redeemable convertible preferred stock and $3.0 million of proceeds from the exercise of stock options. During this period, we also drew a net of $32.7 million on our new revolving line of credit facility and repaid $31.0 million in connection with our prior borrowings.

Cash provided by financing activities of $172.8 million for the year ended January 31, 2013 was primarily attributable to $150.8 million in net proceeds from the issuance of our Series D-2 and Series E redeemable convertible preferred stock and $19.8 million in net proceeds from borrowings.

Cash provided by financing activities of $102.8 million for the year ended December 31, 2011 was primarily due to $92.0 million in net proceeds from the issuance of our Series D, D-1 and D-2 redeemable convertible preferred stock and net proceeds of $10.6 million from borrowings.

Contractual Obligations and Commitments

The following summarizes our contractual obligations and commitments as of October 31, 2014:

		Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands)
Debt(1)	$44,020	$2,194	$41,826	$—	$—
Operating leases(2)	276,865	8,892	34,876	44,116	188,981
Purchase obligations(3)	32,552	20,343	12,209	—	—

Total	$353,437	$31,429	$88,911	$44,116	$188,981

(1)	Includes interest and unused commitment fee on our line of credit.
(2)	Includes obligations related to our new headquarters lease signed in September 2014.
(3)	Purchase obligations relate primarily to datacenter operations and sales activities.

Off-Balance Sheet Arrangements

Through October 31, 2014, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that of our significant accounting policies, which are described in Note 2 to our consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of our operations.

Revenue Recognition

We derive our revenue from three sources: (1) subscription revenue, which is comprised of subscription fees from customers utilizing our cloud-based Enterprise Content Collaboration services that include routine customer support; (2) revenue from customers purchasing our premier support package; and (3) revenue from professional services such as implementing best practice use cases, project management and implementation services.

We recognize revenue when all of the following conditions are met:

•	there is persuasive evidence of an arrangement;

•	the service has been provided to the customer;

•	the collection of fees is reasonably assured; and

•	the amount of fees to be paid by the customer is fixed or determinable.

We typically invoice our customers at the beginning of the term, in multiyear, annual, quarterly or monthly installments. Our subscription and support contracts are typically non-cancellable and do not contain refund-type provisions.

In instances where we collect fees in advance of service delivery, revenue under the contract is deferred until we successfully deliver such services.

Subscription revenue is recognized ratably over the period of the subscription beginning once all requirements for revenue recognition have been met, including provisioning the service so that it is available to our customers. Premier support is sold together with the subscription hosting services, and the term of the premier support is generally the same as the related subscription hosting services arrangement. Accordingly, we recognize premier support revenue in the same manner as the associated subscription hosting service. Professional services revenue is recognized as the services are rendered for time and material contracts, and using the proportional performance method over the period the services are performed for fixed price contracts. Professional services and premier support services revenues were not material for all periods presented.

We assess collectability based on a number of factors, such as past collection history and creditworthiness of the customer. If management determines collectability is not reasonably assured, we defer revenue recognition until collectability becomes reasonably assured.

Our arrangements can include multiple elements which may consist of some or all of subscription services, premier support and professional services. When multiple-element arrangements exist, we evaluate whether these individual deliverables should be accounted for as separate units of accounting or one single unit of accounting.

In order to treat deliverables in a multiple-element arrangement as separate units of accounting, the delivered item or items must have standalone value upon delivery. A delivered item has standalone value to the customer when either (1) any vendor sells that item separately or (2) the customer could resell that item on a standalone basis. Our subscription hosting services have standalone value as such services are often sold separately. Our premier support services do not have standalone value because we and other vendors do not sell premier support services separately. Our professional services have stand-alone value because there are other vendors which sell the same professional services separately. Accordingly, we consider the separate units of accounting in our multiple deliverable arrangements to be the professional services, subscription services or a combined deliverable comprised of subscription hosting services and premier support services. When multiple deliverables included in an arrangement are separable into different units of accounting, the arrangement consideration is allocated to the identified separate units of accounting based on their relative selling price. Multiple-element arrangement accounting guidance provides a hierarchy to use when determining the relative selling price for each unit of accounting. Vendor-specific objective evidence (VSOE) of selling price, based on the price at which the item is regularly sold by the vendor on a standalone basis, should be used if it exists. If VSOE of selling price is not available, third-party evidence (TPE) of selling price is used to establish the selling price if it exists. We have not established VSOE for our subscription services, premier support or professional services due to lack of pricing consistency, the introduction of new services and other factors. We have also concluded that third-party evidence of selling price is not a practical alternative due to differences in our service offerings compared to other parties and the availability of relevant third-party pricing information. Accordingly, we use our best estimate of selling price (BESP) to determine the relative selling price for our subscription, premier support and professional services offerings. For arrangements with multiple deliverables which can be separated into different units of accounting, we allocate the arrangement fee to the separate units of accounting based on our BESP. The amount of arrangement fee allocated is limited by contingent revenue, if any.

We determined BESP by considering our overall pricing objectives and market conditions. Significant pricing practices taken into consideration for our subscription hosting services, which may also include premier support, and professional services, include discounting practices, the size and volume of our transactions, the customer demographic, the geographic area where services are sold, price lists, our go-to-market strategy, historical standalone sales and contract prices. The determination of BESP is made through consultation with and approval by our management, taking into consideration our go-to-market strategy. As our go-to-market strategies evolve, we may modify our pricing practices in the future, which could result in changes in relative selling prices.

Deferred Commissions

Deferred commissions consist of direct incremental costs paid to our sales force associated with non-cancellable terms of the related contracts. The deferred commission amounts are recoverable through future revenue streams under the non-cancellable customer contracts. Direct sales commissions are deferred when earned and amortized over the same period that revenue is recognized for the related non-cancellable subscription period. Amortization of deferred commissions is included in sales and marketing expense in the consolidated statements of operations.

Stock-Based Compensation

We measure and recognize compensation expense for all stock-based awards granted to our employees and other service providers, including stock options, restricted stock units and restricted stock, based on the estimated fair value of the award on the grant date. We use the Black-Scholes option pricing model to estimate the fair value of stock option awards. The fair value of restricted stock units and restricted stock is determined based on the fair value of our common stock estimated as part of the capital stock and business enterprise valuation process. The fair value is recognized as an expense, net of estimated forfeitures, on a straight line basis over the requisite service period.

Our option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of our common stock, risk-free interest rates, and the expected dividend yield of our common stock. The assumptions used in our option-pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

These assumptions are estimated as follows:

•	Fair Value of Our Common Stock. As our common stock is not publicly traded, we must estimate the fair value of our common stock, as discussed in the section “Common Stock Valuations” below.

•	Risk-Free Interest Rate. We base the risk-free interest rate used in the Black-Scholes option pricing model on the implied yield available on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options.

•	Expected Term. The expected term represents the period that our stock-based awards are expected to be outstanding. We determined the expected term assumption based on the vesting terms, exercise terms and contractual terms of the options.

•	Volatility. We determine the price volatility factor based on the historical volatilities of our comparable companies as we do not have a sufficient trading history for our common stock. To determine our comparable companies, we consider public enterprise cloud-based application providers and select those that are similar to us in size, stage of life cycle, and financial leverage. For valuations prior to June 2013, we used the same group of comparable companies. For valuations beginning June 2013, we updated the group with companies that have recently become publicly traded and are similar to us. We intend to continue to apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•	Dividend Yield. We have never declared or paid any cash dividends and do not plan to pay cash dividends in the foreseeable future, and, therefore, use an expected dividend yield of zero.

The following table summarizes the assumptions relating to our stock options as follows:

	Year Ended December 31, 2011	Year Ended January 31, 2013	Year Ended January 31, 2014	Nine Months Ended October 31,
				2013	2014
				(unaudited)
Expected term (in years)	5.0 – 6.1	5.0 – 7.4	4.9 – 6.3	4.9 – 6.3	5.7 –6.1
Volatility	55% – 57%	53% – 55%	48% – 57%	49% – 57%	46% – 49%
Risk-free interest rate	1.1% – 2.7%	0.7% – 1.7%	0.8% – 1.9%	0.8% – 1.8%	1.8% – 2.1%
Expected dividend yield	0%	0%	0%	0%	0%

In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares that are expected to vest. We estimate the expected forfeiture rate based on historical experience and our expectations regarding future pre-vesting termination behavior of employees and other service providers. To the extent our actual forfeiture rate is different from our estimate, stock-based compensation expense is adjusted accordingly.

We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may have refinements to our estimates, which could materially impact our future stock-based compensation expense.

The following table summarizes, by grant date, all stock options, restricted stock units and restricted stock awards since January 1, 2013:

Grant Date	Number of Options Granted	Number of Shares of Restricted Stock Units Granted	Number of Shares of Restricted Stock Granted	Exercise Price Per Share for Options Granted	Deemed Fair Value of Common Stock Per Share
February 2013	807,100	—	—	$4.28 – 4.63	$4.63
April 2013	600,000	—	—	4.63	5.48
May 2013	943,750	—	322,435	4.63	5.85 – 5.96
June 2013	49,000	—	—	4.63	6.53
July 2013	2,628,380	—	20,000	4.63 – 6.13	7.09 –7.52
August 2013	10,000	—	—	4.63	8.58
October 2013	1,899,880	—	875	4.63 – 6.97	10.10
November 2013	956,200	—	—	4.63 - 6.97	10.10
January 2014	555,700	225,300	50,000	6.13 – 14.06	14.06
April 2014	1,447,897	2,689,924	22,500	17.85	17.85
July 2014	246,235	552,436	121,255	12.79	12.79
October 2014	288,500	738,229	—	13.05	13.05

Based on the assumed initial public offering price per share of $        , which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the aggregate intrinsic value of our outstanding stock awards as of October 31, 2014 was $        , of which $         million related to vested awards and $         million related to unvested awards.

Common Stock Valuations

The fair values of the common stock underlying our stock-based awards were determined by our board of directors, with input from management and contemporaneous third-party valuations. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. If awards were granted a short period of time preceding the date of a valuation report, we retrospectively assessed the fair value used for financial reporting purposes after considering the fair value reflected in the subsequent valuation report and other facts and circumstances on the date of grant as discussed below. In such instances, the fair value that we used for financial reporting purposes generally exceeded the exercise price for those awards.

Given the absence of a public trading market for our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock including:

•	contemporaneous valuations performed by unrelated third-party specialists;

•	the prices, rights, preferences, and privileges of our redeemable convertible preferred stock relative to those of our common stock;

•	lack of marketability of our common stock;

•	our actual operating and financial performance;

•	current business conditions and projections;

•	hiring of key personnel and the experience of our management;

•	the history of the company and the introduction of new services;

•	our stage of development;

•	likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our company given prevailing market conditions;

•	illiquidity of stock-based awards involving securities in a private company;

•	the market performance of comparable publicly traded companies;

•	recent private stock sale transactions; and

•	the U.S. and global capital market conditions.

In valuing our common stock, our board of directors determined the equity value of our business generally using various valuation methods, including combinations of methods, as deemed appropriate under the circumstances applicable at the valuation date.

The income approach estimates value based on the expectation of future cash flows that a company will generate—such as cash earnings, cost savings, tax deductions, and the proceeds from disposition. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar lines of business as of each valuation date and is adjusted to reflect the risks inherent in our cash flows. In addition, we also considered an appropriate discount adjustment to recognize the lack of marketability due to being a private company.

The market comparable approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business. To determine our peer group of companies, we considered public enterprise cloud-based application providers and selected those that are similar to us in size, stage of life cycle, and financial leverage. From the comparable companies, a representative market value multiple is determined which is applied to the subject company’s operating results to estimate the value of the subject company. The market value multiple was determined based on consideration of revenue multiples and earnings before interest, taxes, depreciation, and amortization (EBITDA) to each of the comparable companies’ last 12-month revenue and the forecasted future 12-month revenue. In addition, the market approach considers merger and acquisition transactions involving companies similar to the subject company’s business being valued. Multiples of revenue or EBITDA are calculated for these transactions and then applied to the business being valued, after reduction by an appropriate discount. Based on the above, the estimated value is then discounted by a non-marketability factor due to the fact that stockholders of private companies do not have access to trading markets similar to those enjoyed by stockholders of public companies, which impacts liquidity.

The prior sale of company stock approach estimates value by considering any prior arm’s length sales of the company’s equity. When considering prior sales of the company’s equity, the valuation considers the size of the equity sale, the relationship of the parties involved in the transaction, the timing of the equity sale, and the financial condition of the company at the time of the sale.

Once we determined an equity value, we utilized the option pricing method (OPM), to allocate the equity value to each of our classes of stock. This method is generally preferred when future outcomes are difficult to predict and dissolution or liquidation is not imminent. The OPM values each equity class by creating a series of call options on our equity value, with exercise prices based on the liquidation preferences, participation rights, and strike prices of derivatives. We performed this OPM analysis under two liquidity scenarios, a sale event and an initial public offering event, and applied an appropriate weighting to each scenario to determine the final fair market value of our common stock.

The Probability-Weighted Expected Return Method (PWERM) estimates the value of the common stock based upon an analysis of future values for the enterprise assuming various future outcomes. Share value is based upon the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available to the enterprise, as well as the rights of each share class.

The Hybrid Method is a hybrid between the PWERM and OPM, estimating the probability weighted value across multiple scenarios but using OPM to estimate the allocation of value within one or more of the scenarios. The Hybrid Method can be a useful alternative to explicitly modeling all PWERM scenarios in situations when the company has transparency into one or more near-terms exits (e.g., IPO) but is unsure about what will occur if the current plans fall through.

For all of the valuations through October 2013, we used the OPM due primarily to our early stage of development, lack of availability and reliability of estimates regarding the nature and timing horizons for exit outcomes, number and materiality of assumptions required, and availability of information. For the January 2014 valuation through our most recent valuation, we have utilized the Hybrid Method in estimating the fair value of the common stock given there was more clarity on our IPO plans.

The following discussion relates primarily to our determination of the fair value per share of our common stock for purposes of calculating stock-based compensation expenses for grants since January 1, 2013. For financial reporting purposes, we considered the amount of time between the valuation date and the grant date to determine whether to use the latest common stock valuation or a straight-line calculation between the two valuation dates. This determination included an evaluation of whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation and the grant date. Notwithstanding the fair value reassessments described below, we believe we applied a reasonable valuation method to determine the deemed fair value of the awards on the respective grant dates.

February 6, 2013 Valuation

The February 6, 2013 independent contemporaneous valuation was prepared on a minority, non-marketable interest basis. Revenue increased 179% in our fiscal year ended January 31, 2013 compared to our fiscal year ended December 31, 2011, and increased 22% from the third quarter of fiscal 2013 to the fourth quarter of fiscal 2013. The valuation took into account that the U.S. and global economies appeared broadly stable albeit with downside potential. The valuation used an equal weighting of the market comparable approach (25% for comparable companies and 25% for comparable merger and acquisition transactions) and the income approach. The discount rate applied to our cash flows was 45% and our enterprise value reflected a non-marketability discount of 23%. We also considered the secondary sales of an aggregate of 496,340 shares of our common stock in September 2012 at a price of $12.00 per share in our valuation and our determination of the fair value of our common stock. However, these transactions were not considered arms-length because the purchasers consisted of existing stockholders. Based on the factors noted above and the valuation, our board of directors determined that the fair value of our common stock was $4.63 per share.

For stock-based awards granted in February 2013, our board of directors determined the related fair value to be $4.63 per share given the close proximity of the February 6, 2013 valuation and the grant date of these awards.

June 14, 2013 Valuation

The June 14, 2013 independent contemporaneous valuation was prepared on a minority, non-marketable interest basis. Revenue increased 134% from the first quarter of fiscal 2013 to the first quarter of fiscal 2014, and increased 19% from the fourth quarter of fiscal 2013 to the first quarter of fiscal 2014. In addition, the U.S. economy continued to recover with the prospect of further improvement through 2013 and 2014. We also updated our set of comparable companies utilized in our valuation with companies that we believed were relevant to us at that time. These comparable companies had slightly higher revenue multiples. The valuation used an equal weighting of the market comparable approach (25% for comparable companies and 25% for comparable merger and acquisition transactions) and the income approach. The discount rate applied to our cash flows was 43% and our enterprise value reflected a non-marketability discount of 27%. The higher non-marketability discount than the one used in the previous valuation was primarily a function of using an updated set of comparable companies. Based on the factors noted above and the independent contemporaneous valuation, our board of directors determined that the fair value of our common stock was $6.13 per share.

For financial reporting purposes, we applied a straight-line calculation using the valuations of $4.63 per share as of February 6, 2013 and $6.13 per share as of June 14, 2013 to retrospectively determine, with the benefit of hindsight, the fair value of our common stock for stock-based awards granted in April 2013 and May 2013. There was no single event identified during the interim period between February 2013 and June 2013 that resulted in the increase in fair value but rather a series of events related to our continued growth, including our acquisition of Crocodoc, product enhancements, an increase in the number of paying customers and the hiring of certain key employees.

October 11, 2013 Valuation

An independent contemporaneous valuation of our common stock was performed as of October 11, 2013. The valuation utilized the prior sale of company stock approach to estimate the fair value of our common stock. In October 2013, we established the terms for our Series E-1 redeemable convertible preferred stock financing. By October 31, 2013, we had raised $76 million through the issuance of 4,222,221 shares of our Series E-1 redeemable convertible preferred stock at a price of $18.00 per share, the majority of which was issued to new investors. In performing the valuation of our common stock as of October 11, 2013, we relied upon this transaction price to estimate the fair value of our common stock using the OPM model, given the close proximity of the financing to the valuation date and the fact that the price per share for our Series E-1 redeemable convertible preferred stock was established through sales to new investors on an arm’s length basis. Under the prior sale of company stock method, we considered other securities in relation to our Series E-1 redeemable convertible preferred stock and applied a volatility rate of 50%, an assumed time to liquidity, and a risk-free interest rate of 0.35% to determine our implied business enterprise value. Volatility was estimated based on available information on the volatility of the common stock of comparable, publicly traded companies. A non-marketability discount of 15% was then applied to the valuation. The lower non-marketability discount than the one used in the previous valuation was a function of several factors, including the implied value from our Series E-1 redeemable convertible preferred stock financing and consideration of a quantitative put option based marketability discount model. Based on the factors noted above and the independent contemporaneous valuation, our board of directors determined the fair value of our common stock was $6.97 per share.

We believe the valuation of our common stock as of October 11, 2013 was based upon assumptions that were appropriate for valuing common stock of a private company at that time. However, in light of certain activities that occurred subsequent to October 2013, including the commencement in November 2013 of our initial public offering process, management re-evaluated the valuation as of October 11, 2013 to determine whether there should be a reassessment of the fair value of our common stock solely for purposes of determining our stock-based compensation expense for the period ended October 31, 2013. Specifically, management reassessed the originally determined fair value of our common stock as of October 11, 2013 by giving more weighting to the probability of completing our initial public offering and by shortening the estimate of the time from October 11, 2013 to a potential liquidity event. On this basis, management revised our estimate of the fair value of our common stock to be $10.10 per share.

For financial reporting purposes, we applied a straight-line calculation using the valuations of $6.13 per share in June 2013 and the revised fair value determination of $10.10 per share to retrospectively determine, with the benefit of hindsight, the fair value of our common stock for stock-based awards granted in June 2013, July 2013 and August 2013. There was no other single event identified during the interim period between June 2013 and October 2013 that resulted in the increase in fair value but rather a series of events related to our continued growth, product enhancements, an increase in the number of paying customers and the hiring of certain key employees. For stock-based awards granted in October 2013 and November 2013, we determined it was appropriate to use $10.10 per share to calculate the stock-based compensation expense for these awards.

January 13, 2014 Valuation

An independent contemporaneous valuation of our common stock was performed as of January 13, 2014. The valuation utilized the market comparable approach and the prior sale of company stock approach. We also updated the set of comparable companies utilized in our valuation with companies that we believed were relevant to us. These comparable companies had slightly higher revenue multiples than the comparable companies used in previous valuations. The prior sale of company stock approach considered primarily the Series E-1 redeemable preferred stock financing transaction at $18.00 per share as discussed in the aforementioned October 11, 2013 Valuation.

To determine the fair value of our common stock, we utilized the Hybrid Method and then gave consideration to recent secondary sales of our common stock. Under the Hybrid Method, an aggregate weighting of 55% was applied to two IPO scenarios given there was more clarity with respect to our IPO plans and a 45% weighting was applied to a non-IPO scenario. Under an IPO scenario, the value was estimated using the market comparable approach, a discount rate of 35%, an assumed time to liquidity of 0.41 year and a non-marketability discount of 10%. Under a second IPO scenario, the value was estimated using the Series E-1 redeemable preferred stock financing transaction at $18.00 per share and a non-marketability discount of 10%. Under a non-IPO scenario, the value was estimated using the prior sale of company stock approach using a volatility rate of 45%, an assumed time to liquidity of two years, a risk-free interest rate of 0.39% and a non-marketability discount of 20%. The use of the three aforementioned scenarios under the Hybrid Method yielded a per share value of $12.92. We also considered recent secondary sales of 32,626 shares of our common stock at an average sales price of $24.25. We then applied a 90% weighting to the $12.92 per share value determined under the Hybrid Method and a 10% weighting to the $24.25 average sales price of the secondary sales. Due to the relatively small number of shares sold in secondary sale transactions, the recent sale of our Series E-1 redeemable preferred stock to new investors at $18.00 per share, and the lack of financial information available to the purchasers of the secondary sales, we determined a 10% weighting was appropriate. Based on the factors noted above and the independent contemporaneous valuation, our board of directors determined the fair value of our common stock was $14.06 per share. For stock-based awards granted in January 2014, we determined it was appropriate to use $14.06 per share to calculate the stock-based compensation expense for these awards.

March 28, 2014 Valuation

An independent contemporaneous valuation of our common stock was performed as of March 28, 2014. The valuation utilized the Hybrid Method and the prior sale of company stock approach. We updated the set of comparable companies utilized in our valuation with companies that we believed were relevant to us as of the valuation date. As a result of the downward shift in the trading multiples of high growth SaaS companies which occurred during the second half of March 2014, these comparable companies reflected lower revenue multiples than those used in the January 2014 valuation.

To determine the fair value of our common stock, we utilized the Hybrid Method and gave consideration to secondary sales of our common stock. Under the Hybrid Method, a 90% weighting was applied to an IPO scenario given management’s expectations of an IPO event and a 10% weighting was applied to a non-IPO scenario. Under the IPO scenario, the fair value was estimated using the market comparable approach, a discount rate of 25%, an assumed time to liquidity of 0.09 years and a non-marketability discount of 5%. Under the non-IPO scenario, the fair value was estimated using a volatility rate of 45%, an assumed time to liquidity of two years, a risk-free interest rate of 0.45% and a non-marketability discount of 20%. The use of the Hybrid Method yielded a per share value of $17.14. The valuation continued to be informed by the secondary sales of 32,626 shares of our common stock by certain of our stockholders to third parties at an average sales price of $24.25 per share. We then applied a 90% weighting to the $17.14 per share value determined under the Hybrid Method and a 10% weighting to the $24.25 average sales price of the secondary sales. Due to the relatively small number of shares sold in secondary sale transactions, the sale of our Series E-1 redeemable convertible preferred stock to new investors in the third and fourth quarters of fiscal 2014 and the lack of financial information available to purchasers of the secondary sales, we determined a 10% weighting was appropriate. Based on the factors noted above and the independent contemporaneous valuation, our board of directors determined the fair value of our common stock was $17.85 per share. For stock-based awards granted in April 2014, we determined it was appropriate to use $17.85 per share to calculate the stock-based compensation expense for these awards.

July 7, 2014 Valuation

An independent contemporaneous valuation of our common stock was performed as of July 7, 2014. The valuation utilized the Hybrid Method and the prior sale of company stock approach. As a result of the further downward shift in the trading multiples of high growth SaaS companies which occurred during the second calendar quarter of 2014, our comparable companies reflected lower revenue multiples than those used in the March 2014 valuation. We also considered the applicability of recent events that may provide an indication of the fair value of our common stock, such as the issuance of our Series F redeemable convertible preferred stock and secondary market sales. In addition, given prevailing market conditions at the time, we lowered our weighting and increased the time to liquidity under the IPO scenario.

To determine the fair value of our common stock, we utilized the Hybrid Method and gave consideration to secondary sales of our common stock. Under the Hybrid Method, a 75% weighting was applied to an IPO scenario given management’s expectations of an IPO event and a 25% weighting was applied to a non-IPO scenario. Under the IPO scenario, the fair value was estimated using the market comparable approach, a discount rate of 25%, an assumed time to liquidity of 0.23 years and a non-marketability discount of 5%. Under the non-IPO scenario, the fair value was estimated using a volatility rate of 45%, an assumed time to liquidity of two years, a risk-free interest rate of 0.52% and a non-marketability discount of 20%. The use of the Hybrid Method yielded a per share value of $10.92. The valuation continued to be informed by the secondary sales of 71,126 shares of our common stock by certain of our stockholders to third parties at an average sales price of $29.67 per share. We then applied a 90% weighting to the $10.92 per share value determined under the Hybrid Method and a 10% weighting to the $29.67 average sales price of the secondary sales. Due to the relatively small number of shares sold in secondary sale transactions, prevailing market conditions since the secondary sales and the lack of financial information available to purchasers of the secondary sales, we determined a 10% weighting was appropriate. Based on the factors noted above and the independent contemporaneous valuation, our board of directors determined the fair value of our common stock was $12.79 per share. For stock-based awards granted in July 2014, we determined it was appropriate to use $12.79 per share to calculate the stock-based compensation expense for these awards.

September 15, 2014 Valuation

An independent contemporaneous valuation of our common stock was performed as of September 15, 2014. The valuation utilized the Hybrid Method and the prior sale of company stock approach. During the third calendar quarter of 2014, the trading multiples of our comparable companies reflected slightly higher revenue multiples than those used in the July 2014 valuation.

To determine the fair value of our common stock, we utilized the Hybrid Method and gave consideration to secondary sales of our common stock. Under the Hybrid Method, a 75% weighting was applied to an IPO scenario given management’s expectations of an IPO event and a 25% weighting was applied to a non-IPO scenario. Under the IPO scenario, the fair value was estimated using the market comparable approach, a discount rate of 25%, an assumed time to liquidity of 0.38 years and a non-marketability discount of 8%. The higher non-marketability discount compared to the last valuation was due to an increase in time to liquidity. Under the non-IPO scenario, the fair value was estimated using a volatility rate of 40%, an assumed time to liquidity of two years, a risk-free interest rate of 0.58% and a non-marketability discount of 20%. The use of the Hybrid Method yielded a per share value of $11.21. The valuation continued to be informed by the secondary sales of 71,126 shares of our common stock by certain of our stockholders to third parties at an average sales price of $29.67 per share. We then applied a 90% weighting to the $11.21 per share value determined under the Hybrid Method and a 10% weighting to the $29.67 average sales price of the secondary sales. Due to the relatively small number of shares sold in secondary sale transactions and the lack of financial information available to purchasers of the secondary sales, we determined a 10% weighting was appropriate. Based on the factors noted above and the independent contemporaneous valuation, our board of directors determined the fair value of our common stock was $13.05 per share. For stock-based awards granted in October 2014, we determined it was appropriate to use $13.05 per share to calculate the stock-based compensation expense for these awards.

Quantitative and Qualitative Disclosures about Market Risk

We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of our business.

Interest Rate Risk

Our investments are considered cash equivalents and primarily consist of bank deposits or money market funds backed by United States Treasury Bills and certificates of deposit. At October 31, 2014, we had cash and cash equivalents of $165.3 million. The carrying amount of our cash equivalents reasonably approximates fair value, due to the short maturities of these instruments. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash and investments. We do not enter into investments for trading or speculative purposes. Our investments are exposed to market risk due to a fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. Due to the short-term nature of our investment portfolio, however, we do not believe an immediate 10% increase or decrease in interest rates would have a material effect on the fair market value of our portfolio. We therefore do not expect our operating results or cash flows to be materially affected by a sudden change in market interest rates.

In August 2013, we entered into a $100.0 million two-year revolving line of credit facility. The credit facility is denominated in U.S. dollars, and depending on certain conditions, each borrowing is subject to a floating interest rate equal to the LIBOR plus 3.0% or the ABR plus 2.0%. Also in August 2013, we drew $34.0 million of the credit facility at 3.4% (six month LIBOR plus 3.0%), which was used to pay down outstanding borrowings and related end-of-term and early payment fees, as well as for other general corporate purposes. In July 2014, we drew an additional $12.0 million under the credit facility at 3.3% (six month LIBOR plus 3.0%). In September 2014, we paid down $6.0 million and amended the credit facility to reduce our borrowing capacity from $100.0 million to $75.0 million and extend the facility through August 2016. Concurrently and in conjunction with the execution of our new headquarters lease in September 2014, letters of credit in the aggregate amount of $25.0 million were issued under the credit facility. These letters of credit reduce our available borrowing capacity under the credit facility and are subject to interest at 3.25% per annum. As of October 31, 2014, the outstanding borrowings under the credit facility were $40.0 million.

Interest rate risk also reflects our exposure to movements in interest rates associated with our borrowings. At October 31, 2014, we had total debt outstanding with a carrying amount of $40.0 million which approximates fair value. A hypothetical 10% increase or decrease in interest rates after October 31, 2014 would not have a material impact on the fair values of our outstanding debt.

Foreign Currency Risk

Our sales contracts are denominated predominantly in U.S. dollars and, to a lesser extent, the British Pound, Euros and Japanese Yen. Consequently, our customer billings denominated in foreign currency are subject to foreign currency exchange risk. A portion of our operating expenses are incurred outside the United States and are denominated in foreign currencies, which are also subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the British Pound, Euro and Japanese Yen. Additionally, fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our statement of operations. To date we have managed our foreign currency risk by netting assets and liabilities and have not entered into derivatives or hedging transactions as our exposure to foreign currency exchange rates has not been material to our historical operating results, but we may do so in the future if our exposure to foreign currency should become more significant. There were no significant foreign exchange gains or losses in the years ended December 31, 2011, January 31, 2013 and January 31, 2014, and the nine months ended October 31, 2013 and 2014.

Recent Accounting Pronouncement

On May 28, 2014, the FASB issued ASU 2014-09 regarding ASC Topic 606, Revenue from Contracts with Customers. The standard provides principles for recognizing revenue for the transfer of promised goods or services to customers with the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard will be effective for our fiscal year beginning February 1, 2017. Early adoption is not permitted. We are currently evaluating the impact of this standard.

LETTER FROM AARON LEVIE, CO-FOUNDER, CHAIRMAN AND CEO

Powering a New Way to Work

Box’s journey began in 2004 with a simple and, in retrospect, obvious idea: it should be incredibly easy for people to get to their files from anywhere. As college students, Dylan and I were using a number of ineffective tools like email, FTP, thumb drives, and shared drives to accomplish our most basic sharing and collaboration tasks. We knew there had to be a better way. So with some free time and online poker winnings, we set out to change how people could securely manage, share and collaborate on information, thus launching Box in 2005.

We designed a product focused on the end user and created a business model that encouraged individuals within corporations to sign up for free. Whenever legacy systems prevented a marketing manager, sales person, or finance executive from accessing and sharing important information, Box was just a few clicks away. Thanks to the people who brought Box into their organizations, we saw tremendous and unexpected organic growth within businesses of all sizes. To borrow from author and professor Clayton Christensen, Box became the low-end disruptor to traditional enterprise content management software, which was costly, cumbersome, and overly complex. To our surprise and delight, early users and IT administrators at sizable enterprises helped us refine and evolve our product to meet their needs and, by extension, the needs of other large organizations.

It’s been a thrilling ride. But it’s also just beginning.

Over the last several years, Box, and a host of similar, user-centric enterprise services that were initially adopted at the fringes of organizations, have gained a wider foothold in the marketplace. The growth and viability of these technologies have been accelerated by two immensely important trends: the unprecedented adoption of mobile devices globally and the rapid maturation of cloud computing. The result is a rare combination of forces that will transform what people expect from the technology they use at work, how organizations think about the power and potential of IT, and eventually, even the structure of entire industries.

As individuals, we now expect simple, always-on experiences in both our personal and work lives. Instead of being fixed to a local network and office, where data and apps are tightly bound to a physical location, the mobile enterprise is about building flexibility of access into work so that we get the most out of our information anywhere and anytime. It’s also about choice. Whereas six years ago, a few select technology vendors controlled the workplace, the future is exponentially more heterogeneous. Box customers like Schneider Electric and Gap, Inc. are supporting a diverse employee base that works from Android phones, Macs, iPads, Windows PCs, and iPhones, and in turn now expect the same support from their software vendors.

At an organizational level, as people become more mobile and networked, the linear, process-centric ways of working that dominated the mainframe and PC eras of technology are neither tenable nor warranted. Mission critical workflows should be as simple as sharing an update on Facebook, whether it’s Pearson’s editors collaborating on new educational content around the globe; Wasserman Media Group sharing content seamlessly and efficiently with their key client and media partners; or Eli Lilly delivering up-to-date information to its distributed teams.

Finally, as individuals and organizations continue to adopt these new norms, industries will change in response. Engineering and construction powerhouses like Bechtel can connect an array of contractors to their digital information, and workers can pull up content on mobile devices right on the job site. In healthcare, Wake Forest Baptist Health enables doctors to access critical medical information from iPads, allowing physicians to make decisions faster and work more closely with patients. And non-profits like charity: water can connect with global partners in real time, no longer held back by limited IT budgets.

Ultimately, we are moving toward an information economy, where every worker will be an information worker, and every business, regardless of industry, will be in the information business. Companies that don’t find ways for information to enhance their competitive advantage will be outdone by businesses that do. To thrive, companies must arm themselves with a new understanding of the opportunities of information technology to drive their success.

And our role at Box is to help enable this transition for every organization in the world.

A New Kind of Enterprise Software Company

To fulfill our mission of helping organizations get the most out of their information, and consequently create a better way of working, we’ve built a different kind of enterprise software company. Admittedly, in some areas starting from a blank slate was the product of inexperience, as neither Dylan nor I had storied careers at IBM or Oracle (though I did use Lotus Notes once in an internship). In other cases, we’ve intentionally ignored conventional wisdom, instead trying to imagine and bring to life the very best ways to build and deliver amazing technology for our customers.

While our focus on serving organizations is singular, how we deliver on that promise is hybrid: balancing the needs of end-users with those of IT and the enterprise. In the past, this has been a contradiction. Personal technology is often simple and elegant, yet goes unmanaged by CIOs and CISOs; corporate software focuses on security and integration into the enterprise but is often too complex and constraining for most users. Our approach uniquely balances the needs of both constituents, with years of perfecting advanced security functionality for enterprises, robust logging and controls, and compliance within regulated industries, all while maintaining a focus on end-user simplicity.

We design our software with the passion and attention to detail that you’d expect from leading consumer companies like Apple. Similar to Facebook, we release updates to our product continuously, which allows us to act on user feedback to improve the Box experience and respond to opportunities with agility. We support our customers with the greatest care and attention, delivering Zappos-like support. And we’ve created an open ecosystem much like salesforce.com, leveraging the talents and skills of tens of thousands of developers outside of our corporation to build value on Box.

To accomplish all this, we’ve built a team of some of the most amazing people in the technology industry hailing from leading consumer internet and enterprise software companies. Each person brings a unique perspective and set of experience to our business. We believe our culture is a critical competitive advantage that helps attract such great talent and is built on a foundation of thinking big, being a little bit irreverent, and getting stuff done.

Importantly, we’ve built a company that moves quickly. Our industry is in a permanent state of change. We’ve seen companies that were once wildly successful become shadows of their former selves. This happens in all sectors but is more pronounced in technology, where Moore’s Law ensures that any leadership position can be toppled as quickly as it was created. For that reason, at Box we are always focused on what comes next. We orient the entire company around how we can be improving, innovating, and moving faster. While you never know for sure what’s around the corner, it’s the speed with which you respond to changes that determines success or failure.

At times, we may get some things wrong, but we respond quickly and “fail fast.” More often, however, our speed affords us an incredible competitive advantage, as when Box was able to deliver the first enterprise content solution available for the iPad, just a few months after the device was announced. In other, less agile organizations, this can take years.

What is most invigorating is that our work is never done. With constant innovation all around us—from all the various devices we use, to the constantly evolving ways we work—Box must always find new opportunities to delight our customers. In the face of this challenge, we will continue to find our inspiration in the belief that we can build powerful yet simple technology that improves how the world collaborates, shares, and works.

Go Cloud!

Aaron

BUSINESS

Our Mission and Vision

Our mission is to make organizations more productive, competitive and collaborative by connecting people and their most important information. We believe our platform can become the cloud-based content layer that spans organizations, applications and devices to enable users to get work done more efficiently—when, where and how they want.

Overview

Box provides a cloud-based, mobile-optimized Enterprise Content Collaboration platform that enables organizations of all sizes to easily and securely manage their content and collaborate internally and externally. Our platform combines powerful, elegant and easy-to-use functionality that is designed for users with the security, scalability and administrative controls required by IT departments. We have built our platform to enable users to get their work done regardless of file format, application environment, operating system, device or location. Our paying business customers include more than 48% of Fortune 500 companies and more than 22% of Global 2000 companies, and our over 32 million registered users include employees from 99% of Fortune 500 companies, including companies in highly regulated industries such as healthcare and life sciences, telecommunications, energy and financial services.

There are several fundamental technology trends that are dramatically changing both individual behavior and enterprise IT infrastructure. Information workers increasingly expect to be able to access and work with their business content from any internet-enabled device, and they demand solutions that are as simple to use as their consumer internet applications, such as Facebook, LinkedIn and Twitter. However, legacy on-premise IT architectures were not built for ease of use or mobility. As a result, IT departments are increasingly pressured to find easier to use solutions that address employees’ changing work styles, while also protecting confidential content, including documents, presentations, spreadsheets and multimedia.

At our founding, we recognized that content is more accessible, useful and powerful when it is centrally stored, managed and shared. We have architected our Enterprise Content Collaboration platform from the ground up to be cloud-based and mobile-optimized to meet the evolving demands of today’s information worker. Cloud-based Enterprise Content Collaboration is especially powerful because it enables users to access and collaborate on centralized content from anywhere and allows organizations to access new features and apply policies and controls across all users and content simultaneously. Our solution is especially well-suited to support globally distributed workers with multiple devices.

We are building a rich ecosystem around Box. Our platform integrates with the applications of our technology partners, including salesforce.com, NetSuite and others, giving our users full access to Box without leaving partner applications. In addition, third-party developers can rapidly build, update and provision new applications that leverage and extend the core functionality of our service, increasingly with a focus on specific industries and vertical market use cases. To date, tens of thousands of third-party developers have leveraged our platform as the secure content layer for their applications, including developers that are part of our Box OneCloud ecosystem, which provides users with access to more than 1,300 iOS and Android third-party applications.

Our go-to-market strategy combines end-user-driven bottoms-up adoption with top-down sales efforts. We offer individuals a free basic version of Box to provide them with a first-hand experience of the simplicity and effectiveness of our service. Our solution often spreads virally within and across organizations, as users adopt Box and invite new users to collaborate. We monetize this network effect by making it easy for users and organizations to subscribe to paid versions of our service on our self-service web portal. We also target senior IT and line of business management within organizations through direct and indirect sales strategies to formalize large-scale deployments. Frequently, an organization will purchase Box for one use case and later expand its deployment to other use cases and larger groups of employees.

Our go-to-market strategy also includes targeting specific industries that have content and collaboration challenges in their business. We deliver and are continuing to create solutions that target specific business problems within those industries with a combination of technology, services and marketing programs aimed at prospective buyers. Where relevant, we also facilitate compliance with industry-specific regulations to ensure companies can use Box in accordance with legal requirements. These industry solutions are aimed to speed the deployment and time to value for customers in industries such as healthcare and life sciences, financial services, legal services, media and entertainment, retail, education, energy and government. Our solution is highly scalable and can support deployments ranging in size from one user to over a hundred thousand users. As of October 31, 2014, we had over 32 million registered users and supported over 275,000 organizations that collectively interact with their content on average over four billion times every three months. Our customers include over 44,000 paying organizations globally, and our largest deployment to date is over 97,000 users. We currently offer our solution in 20 languages. Our customer base includes leading organizations across industries, including Ameriprise Financial, Inc., Bechtel, Eli Lilly and Company, Gap, Inc., Schneider Electric, Sunbelt Rentals and Viacom.

We have experienced significant growth since our incorporation in 2005. For the 12 months ended December 31, 2011, January 31, 2013 and 2014, our revenue was $21.1 million, $58.8 million and $124.2 million, respectively, representing year-over-year growth of 179% and 111%. For the nine months ended October 31, 2013 and 2014, our revenue was $85.4 million and $153.8 million, respectively, representing period-over-period growth of 80%. We have invested and continue to invest heavily in our business to capitalize on our large market opportunity. As a result, we incurred net losses of $50.3 million, $112.6 million and $168.6 million for the 12 months ended December 31, 2011, January 31, 2013 and 2014, respectively. For the nine months ended October 31, 2013 and 2014, we incurred net losses of $125.2 million and $121.5 million, respectively.

Industry Trends

Trends such as Cloud, Mobility and the Proliferation of Data are Changing How People Work

Several technology trends have driven down the cost of storage, enabled faster, more powerful applications and increased the number of connected devices, paving the way for cloud and mobile to transform the way that people live and work.

•	Shift from On-Premise to Cloud-Based Applications. Advances in technology architectures have supported the rise of cloud computing, which enables the delivery of software-as-a-service (SaaS). Today, mission-critical applications can be delivered reliably, securely and cost-effectively to customers over the internet without the need to purchase supporting hardware, software or ongoing maintenance. The lower total cost of ownership, better functionality and flexibility of cloud applications represent a compelling alternative to traditional on-premise solutions. As a result, Gartner, Inc. (Gartner) expects total cloud spending to increase from $130 billion worldwide in 2013 to $246 billion in 2017.

•	Increased Functionality and Proliferation of Mobile Devices. The rapidly increasing functionality of smartphones, tablets and other mobile devices has resulted in the significant adoption of such devices within organizations. According to International Data Corporation (IDC), there were 1.3 billion mobile internet users worldwide in 2013 and there will be 2.2 billion in 2017. Forrester Research, Inc. (Forrester) estimates that 29% of the global workforce in 2012 used three or more devices, worked from multiple locations and accessed several applications. According to Gartner, the number of tablets sold has grown at a compound annual growth rate of 97% between 2010 and 2014 worldwide, and is expected to surpass personal computers (PCs), by annual number of units sold, in 2016.

•	Explosion of Content and Data. The volume of data continues to grow significantly as users and organizations increase their usage of data-rich applications and access content from multiple connected devices. According to IDC, from 2005 to 2020, the volume of digital information will grow by a factor of 300, increasing demand for cost-efficient and scalable storage and content management solutions.

These technology advancements have enabled the rapid development of a number of highly intuitive and engaging consumer-oriented internet and mobile applications that have changed the expectations of today’s workforce. The rich functionality and usability of applications such as Facebook, LinkedIn and Twitter have led today’s generation to expect their work applications to be similarly accessible, intuitive, social and collaborative, and their content to be available in the cloud and on any of their mobile devices. In response to the growing desire among workers to access and interact with their business information through their preferred personal devices, many organizations have established “bring your own device” policies. At the same time, workers are increasingly utilizing their favorite applications in the workplace in order to be more productive without seeking approval from their IT departments.

IT is Changing to Embrace These Trends while Maintaining Security and Scalability Standards

IT departments are mandated to ensure security for enterprise content in the face of an increasing number of cyber attacks and data leaks, to comply with ever-changing regulatory requirements and to maintain control and visibility over internal and external users while also taking advantage of the benefits of cloud and mobility. While it is clear that embracing cloud and mobility is a competitive imperative, meeting the permissions, security, scalability and administrative requirements typical of IT departments has become increasingly difficult as the proliferation of devices and applications on various architectures has created a more heterogeneous IT environment. Regulatory and compliance requirements for content, collaboration and storage have grown increasingly complex across geographies and industries. At the same time, reliance on technology for critical content and data has made organizations more vulnerable to both sophisticated external cyber attacks and data leaks.

Effective Content Management is Critical to Business Success Today

The technology trends described above are changing where and how work gets done because people can now access information and do their work from anywhere at any time. Employees, clients, vendors and contractors can now be seamlessly connected, creating new opportunities for sharing, collaboration and productivity. Ultimately, these modern approaches to productivity are empowering organizations to increase information velocity and speed up decision making, thereby increasing their competitiveness in the marketplace.

Our Market Opportunity

Our Enterprise Content Collaboration platform provides a combination of intuitive, user-friendly content applications with enterprise-grade features and security to serve as a central content layer across organizations. Our platform addresses several traditional IT categories defined by IDC, including content management, cloud storage, collaboration, and project and portfolio management, which in aggregate represents an estimated $25 billion in global IT spending in 2014. We believe our opportunity includes large segments of existing enterprise IT spending as well as new use cases and users that are not currently captured by traditional market sizing studies. Customers purchase our services both to replace existing storage and content management solutions, as well as to enable entirely new use cases not well served by existing content or collaboration solutions.

The size and importance of the Enterprise Content Collaboration market is driven by the fact that information is central to every organization’s workflow, and organizations regularly invest in new ways to increase workforce productivity. According to Forrester, there were 615 million information workers as of 2013, and there are expected to be 865 million information workers by 2016. We believe our mobile-optimized platform extends our opportunity beyond information workers to anyone who uses information to get his or her job done, including all mobile workers. According to IDC, there were 1.0 billion mobile workers as of 2010, and there will be 1.3 billion mobile workers by 2015.

The Box Solution

Box empowers people to securely manage, share and collaborate on their content both internally and externally. We deliver applications (web and mobile), a platform for custom development and a series of industry-specific solutions.

•	Modern Cloud Architecture. We have built our platform from the ground up on a cloud-based architecture, which enables us to rapidly develop, update and provision our services to users. Our proprietary cloud architecture is particularly well-suited for enterprise content collaboration because it enables our users to use the most up-to-date versions of our solutions at all times and administrators to immediately apply changes in policies and controls across all their organizations’ critical content simultaneously.

•	Mobility. Our solution enables users to securely manage, share and collaborate on their content anytime and anywhere via nearly any device and operating system, including Mac, iOS, Android, Windows and Blackberry through both native and web applications.

•	Elegant, Intuitive and User-Focused Interface. We are dedicated to keeping our solution easy for users to understand with little to no upfront training. We strive to enable quick and viral user adoption by maintaining a simple and elegant interface with compelling content collaboration features.

•	Simple and Rapid Deployment. Our cloud-based software allows organizations to easily, quickly and inexpensively deploy our product. IT administrators can quickly add users, set up permissions, create folders and begin using our product almost immediately without the need to procure and provision hardware or install and configure software.

•	Enterprise-Grade Security, Reporting and Administrative Controls. We have invested heavily to build robust security, reporting and administrative controls that satisfy our customers’ most demanding security requirements. Box gives IT administrators powerful tools to define access rights by user, content type, device and usage. Administrators can set specific content policies such as expiration dates to auto-delete files or deactivate links to time-sensitive materials. They can also manage mobile and sync security settings, including specification of which devices have access to Box and whether certain features are enabled. Additionally, all actions taken by paying business users and their collaborators in Box are tracked and auditable by administrators through Box’s native interface or via the application programming interface (API). Box also delivers Information Rights Management (IRM), which enables secure viewing of Box files within the Box application only, with no ability to download, print, copy/paste or share that information with others.

•	Comprehensive Data Governance Strategy. We provide a secure, centralized system of record with Data Loss Prevention (DLP) capabilities. Our data security policies allow customers to apply quarantine or notification-only policies to sensitive confidential files, and we provide robust integrations for leading eDiscovery and DLP systems. Our data retention policies, announced in September 2014, will allow customers to control how long documents are to be retained in Box and what happens when the retention period expires, are currently in private beta.

•	Automation and Workflow Management. Box can automate workflows based on process rules that customers can set in Box. For example, sales contracts can be routed for review through a specific approval process based on the contract value. This allows customers to accelerate the flow of information through their organization and integrates Box further into their business processes.

•	Built to Handle Content of Nearly Any Type. We have designed our solution to serve as the central content and collaboration layer for an organization’s employees. Users securely manage, share and collaborate on all types of information on our platform, regardless of format or file type, and from any device, location or operating system.

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Extensible Platform for Custom and Third-Party Application Development. We provide an open platform with an API that gives independent software vendors (ISVs), companies and third-party developers access to our functionality. Our API can be used to build and deploy unique applications with custom interfaces and workflows that leverage Box capabilities for content access, viewing, sharing, collaboration, security and reporting. We have a growing developer ecosystem building applications on the Box platform, including over 1,300 OneCloud mobile applications.

•	Easy Integration with Other Cloud-Based Applications. Our open platform allows for easy integration with other cloud-based applications. We offer a number of off-the-shelf integrations with critical business applications, including Salesforce, NetSuite and others. Using Box Embed, customers are able to embed nearly all of our functionality in any web-based site or application, ensuring consistent accuracy and access.

•	Focus on Industry-Specific Solutions. In order to facilitate easier and faster deployment of Box, we have created and are continuing to create industry-specific solutions for those industries that have significant content and collaboration challenges. These solutions target specific business problems within those industries with a combination of Box, integration with industry-specific partner technologies, implementation expertise from Box Consulting and/or implementation partners, and templates for metadata and workflows that are applicable to those industries. Where relevant, we have obtained regulatory and compliance certifications as well. For example, we facilitate compliance with the Health Insurance Portability and Accountability Act (HIPAA) and the Health Information Technology for Economic and Clinical Health (HITECH) Act, both particularly relevant to the healthcare industry. We also facilitate compliance with the Payment Card Industry Data Security Standard (PCI DSS), which is critical to the financial services and insurance industries.

•	Pricing Plans. We offer our solution via multiple plans to meet the varying needs of our diverse customer base. Organizations can purchase different packages based on the size of their teams and level of functionality required.

•	Personal. An individual user can create a personal Box account with a set storage capacity for a monthly fee.

•	Starter. Our Starter package provides a shared workspace for a team or project and supports one to 10 users with 100 GB of storage.

•	Business. Our Business package provides unlimited storage capacity, includes user management features, has richer security controls and requires a minimum of three users.

•	Enterprise. Our Enterprise package provides unlimited storage capacity, a full set of features for content management and collaboration, has very rich reporting and auditing tools, integrates with other enterprise software products and can be customized for large-scale user deployments.

•	Platform. For customers who wish to develop custom applications using the Box API, we offer a pricing plan based on the volume of API calls (also called “actions”) per month. Actions are sold in packages of 25,000 per month, with the ability to purchase multiple action packs to meet the anticipated volume of activity generated by the custom application. The first 25,000 actions per month are offered at no charge.

•	Version for Free Users. We offer users a free version of Box in order to promote additional usage, brand and product awareness, and adoption. Our free offering allows users to invite anyone to collaborate on Box, enabling faster collaboration among employees, vendors, clients, contractors and other parties while exposing more potential users to our solution and helping our solution grow virally. Approximately one-third of our free users join Box because existing Box users and paying enterprises invited them to collaborate on a folder or file or access shared content.

•	Focus on Customer Success. Our ability to support and engage with our customers is core to maintaining high retention rates. Our Customer Success team works closely with customers to ensure they are obtaining the highest value from our services. Box Consulting, our professional services team, engages with customers to understand their specific use cases and deployment needs. We believe our customer success efforts are one of the reasons why we have been successful in retaining customers and increasing their use of our service both within and across their organizations.

Benefits of Our Platform

We provide the following key benefits to users, IT departments, organizations, and technology partners and third-party developers:

Benefits to Users

•	Increased Productivity. Our solution enables users to achieve higher productivity by connecting people and their most important information to enable users to get work done more efficiently—when, where and how they want.

•	Real-Time Collaboration. Our real-time collaboration solution enables users to build stronger and more collaborative relationships with their partners and customers and enable teams to work together securely and more productively across functions, organizations and geographies.

•	Ubiquitous and Secure Access to Files. We provide users with the ability to securely manage, share and collaborate on content from any location using any operating system and on any device, ranging from PCs to smartphones and tablet devices.

•	Simplified Technology Experience. Our product is simple to use and powerful, combining the best features of traditional content management with the usability of consumer internet applications. We enable users to store content generated from other applications in Box and access that content through the Box application and any integrated business application.

Benefits to IT Departments

•	Enterprise-Grade Security. We deliver enterprise-grade security standards to our entire customer base. We address security at many levels, providing robust security settings set by administrators, sophisticated data encryption technologies, secure content delivery networks and an intrusion detection system to monitor network traffic. In addition, we offer Information Rights Management, which enables content to be securely shared for viewing purposes without the ability to download, copy/paste, print or share with others.

•	Robust Administrative Controls. We offer an administrative console that allows IT administrators to manage their users and content, exercise granular security control, apply permission policies, and maintain visibility on actions taken within corporate accounts.

•	Data Governance Capabilities. Box is a secure, centralized system of record with DLP capabilities. Our security policies allow administrators and users to apply quarantine or notification-only policies to confidential files, and Box provides integrations to leading eDiscovery and DLP systems.

•	Compliance. Our solution has been designed and managed in alignment with regulations, standards and best practices including: ISO 27001, SOC-1/SSAE 16 (formerly SAS70), SOC-2 Type II, U.S./EU Safe Harbor, FIPS 140-2, HIPAA/HITECH and PCI DSS. Such adherence to these recognized standards and our continued focus on stringent security and controls further enables the deployment of the Box service by IT departments in healthcare, financial services and other key industries.

•	Easy Deployment. Our cloud-based service allows organizations to easily, quickly and inexpensively deploy our solution. IT departments can leverage active directory and set permissions on an organizational, group or individual level.

Benefits to Organizations

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Reduced Total Cost of Ownership. Our solution includes applications, storage, security, monitoring, integration services, upgrades, maintenance, customer support and disaster recovery, and our subscription-based solution enables customers to adjust the size of their deployment as necessary to scale with demand. Our product often replaces legacy technologies, such as File Transfer Protocol (FTP) servers, Managed File Transfer (MFT) tools and networked file servers, also known as shared drives. According to TechValidate, an independent research firm that surveyed 187 Box customers, companies across industries have saved an average of $8,567 per user from increased productivity and replacement of prior solutions.

•	Frequent Product Updates. We push out new features and functionality on a weekly basis to all of our customers, improving and configuring our platform so that it is compatible with new devices, operating systems, applications and regulatory environments. By delivering our software as a cloud-based service, our customers always operate with the latest features and functionality.

•	Enable New Class of Information Workers. Our product is optimized for cloud and mobile, allowing organizations to extend content and collaboration to a broader base of users who work remotely using tablets and smartphones.

•	Business Process Enablement. With our workflow and automation capabilities, Box can help automate workflows based on process rules that customers can set in Box. This allows customers to speed the flow of information through their organization.

Benefits to Technology Partners and Third-Party Developers

•	Seamless Integration with Business Applications. We have designed Box to integrate with the applications of our technology partners, such as salesforce.com, NetSuite and over 70 others, giving our users full access to Box’s complete functionality without leaving partner applications. ISVs, system integrators and other third-party developers can rapidly build, update and provision new applications that leverage and extend the core functionality of Box.

•	Ability to Leverage Box Services. Through the use of our platform, developers creating custom web and mobile applications can incorporate nearly all of the functionality of the Box application for integration with their own applications.

•	Rapid Application Development. Developers who build on the Box platform are able to develop their applications more quickly by leveraging our best-in-class content services.

•	Reach Extensive User Audience. We give developers access to an audience of over 32 million registered users, which we believe allows our ecosystem of technology partners and third-party developers to address a broad set of use cases.

Our Business Model

Our business model focuses on maximizing the lifetime value of a customer relationship. We make significant investments in acquiring new customers and believe that we will be able to achieve a positive return on these investments by retaining customers and expanding the size of our deployments within our customer base over time. In connection with the acquisition of new customers, we incur and recognize significant upfront costs. These costs include sales and marketing costs associated with acquiring new customers, such as sales commission expenses, a significant portion of which is expensed upfront and the remaining portion of which is expensed over the length of the non-cancellable subscription term, and marketing costs which are expensed as incurred. Due to our subscription model, we recognize revenue ratably over the term of the subscription period, which commences when all of the revenue recognition criteria have been met. Although our objective is for each customer to be profitable for us over the duration of our relationship, the costs we incur with respect to any customer relationship, whether a new customer or an upsell to an existing customer, may exceed revenue in earlier periods because we recognize those costs faster than we recognize the associated revenue.

Organizations typically purchase our solution in the following ways: (i) employees in one or more small groups within the organization may individually purchase our service; (ii) organizations may purchase IT sponsored, enterprise-level agreements with deployments for specific, targeted use cases ranging from tens to thousands of user seats; or (iii) organizations may purchase IT-sponsored, enterprise-level agreements where the number of user seats sold is intended to accommodate and enable nearly all information workers within the organization in whatever use cases they desire to adopt over the term of the subscription.

A typical customer that uses our Enterprise Content Collaboration solution will initially purchase a Business subscription plan that provides features including sharing, collaboration, syncing across devices, permissioning, basic content management and unlimited storage. Larger customers purchase an Enterprise subscription plan that provides features including additional content management and security, integrations with other applications, access to application programming interfaces and potentially unlimited storage. Our customers generally use Box to unlock enhanced productivity through greater accessibility and easier sharing of their most important content. Customers often expand the size of their Box deployment as our solution spreads virally among users within the organization.

To provide an understanding of our customer economics, we analyzed the customers we acquired in fiscal year 2010, which we will refer to as the 2010 Cohort. In fiscal year 2010, we recognized $2.8 million in revenue and incurred variable costs that resulted in a negative contribution margin for the 2010 Cohort. In fiscal year 2014, we recognized $14.4 million in revenue from the 2010 Cohort, representing a compound annual revenue growth rate of 69.2%, and incurred variable costs that resulted in a positive contribution margin of 34% from the 2010 Cohort. In the nine months ended October 31, 2014, we recognized $14.3 million in revenue from the 2010 Cohort and incurred variable costs that resulted in a positive contribution margin of 40% from the 2010 Cohort. The contribution margin of our cohorts will fluctuate from one period to another depending upon the volume of expansion of the customers in those cohorts as the expansions, while contributing to significant revenue increases in future cohort periods, will also drive higher sales and marketing costs in the current period of the expansion.

As a result of investing heavily in sales and marketing to add customers, we expect that our profitability will be favorably impacted in the future to the extent that a greater portion of our revenue is derived from customer renewals rather than new customers. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Business Model” for a description of how we computed contribution margin. We cannot assure you that we will experience similar contribution margins from customers not included in the 2010 Cohort.

Our Growth Strategy

With an increasing number of information workers, industry trends toward cloud and mobility, and the increased need for global collaboration, we believe the market opportunity for Enterprise Content Collaboration is significant and growing. Key elements of our growth strategy include:

•	Extending Our Technology Leadership. We have made, and will continue to make, significant investments in research and development to strengthen our existing platform, continually enhance usability and develop additional Enterprise Content Collaboration functionality to improve productivity. By extending our technology to support capabilities like metadata and business process automation, we believe that we can address new use cases and offer greater value to users.

•	Increasing Our Customer Base Globally. We believe the global market for Enterprise Content Collaboration is large and underserved, and we intend to continue to make investments in our business to capture increasingly larger market share, both domestically and internationally. We plan to continue investing in direct and indirect sales and free user marketing to acquire new customers both in the United States and internationally.

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Growing Our Presence within Our Existing Customer Base. We estimate that we currently address a small percentage of available users within our existing customer base, especially our customers who are Fortune 500 companies. While we have at least three users in 99% of Fortune 500 companies, we believe that we have only begun to penetrate the total addressable users at these companies, representing a significant expansion opportunity. We will continue to expand deployment of our solution with existing customers by, among other things, growing from departmental deployments to broader implementations and addressing a broader range of use cases.

•	Target Industry Verticals. We have a strategy to target specific industries in areas where content and collaboration challenges are prevalent. Those industries include, but are not limited to, healthcare and life sciences, financial services, legal services, media and entertainment, retail, education, energy and government. We address the needs of those industries by delivering solutions that target specific business problems within those industries with a combination of Box, integration with industry-specific partner technologies, implementation expertise from Box Consulting and/or implementation partners, and templates for metadata and workflows that are applicable to those industries. Where relevant, we also obtain regulatory and compliance certifications as well. For example, we facilitate compliance with the Health Insurance Portability and Accountability Act (HIPAA) and the Health Information technology for Economic and Clinical Health (HITECH) Act, both particularly relevant to the healthcare industry. We also facilitate compliance with the Payment Card Industry Data Security Standard (PCI DSS), which is critical to the financial services and insurance industries. We bring these industry solutions to market via marketing and sales efforts targeted at potential buyers in each individual industry.

•	Extending Our Sales Reach through Channel and Strategic Partners. We are focused on developing partnerships that extend our reach and enable us to enter new markets. We will continue to develop partnerships with leading channel partners, mobile device and hardware manufacturers, telecommunications service providers and system integrators.

•	Expanding Our Platform Ecosystem. Applications built by third-party developers on our platform provide greater functionality for users, while still enabling critical information to be stored and monitored in one central location. We will continue to expand our platform ecosystem by developing additional relationships with ISVs, our customers’ internal development organizations and other third-party developers. By supporting these strategic relationships, we believe our platform ecosystem will extend to new use cases that deliver more targeted, higher value solutions. We also believe that, as more ISVs and other third-party developers join the ecosystem, we will attract more customers, further strengthening our ecosystem and making it more attractive to new developers. We also believe that customers who are using applications or integrations through our platform ecosystem are more likely to stay with Box.

The Box Platform

We have built an Enterprise Content Collaboration platform that enables users to easily and securely manage, share and collaborate on content both internally and externally. We have invested to make Box a technology agnostic platform, making our solution usable regardless of content format, application, device, location or operating system. Our Box applications provide functionality for content storage, management, collaboration, editing and creation. We also enable integrations between third-party ISV applications and our content services, and provide customers and system integrators with the ability to develop custom applications leveraging our content services. Our core platform services support these applications and content services. We provide robust security and administrative controls to ensure that content on our platform remains secure and manageable from end-to-end.

The diagram below illustrates the major elements of the Box platform:

Users can access our solution from mobile devices, including tablets and smartphones, and from PCs. Box is accessible using nearly any operating system.

Personal Computers

Our solution can be accessed by a web browser or via the desktop through Box Sync and offers integrations for popular productivity applications such as Microsoft Office and Google Apps. Our product has been designed with simplicity in mind, combining the core features of traditional content management with the usability of consumer internet applications.

Mobile Applications

Box’s mobile applications bring the key functionalities of our solution to users’ mobile devices, allowing users to securely manage, share and collaborate on their content from anywhere. Box is accessible from any device, regardless of the manufacturer or operating system through our mobile web application, and native mobile applications for iPad, iPhone, Android devices, Windows 8 devices, Windows phone, and BlackBerry 10. Our mobile applications feature our file preview technology that renders files for more than 100 file types, real-time search, the ability to work with multiple files at once, easier access to the Box OneCloud application gallery and a navigation layout that meets our users’ high usability expectations. In 2012, we introduced our Box

OneCloud platform to encourage developers and independent software vendors to build applications on Box. Today, we offer over 1,300 OneCloud Mobile applications. Of the registered users who accessed Box in the three months ended October 31, 2014, over 2.6 million did so via a mobile device, compared to the more than 1.7 million registered users who did so during the three months ended October 31, 2013, representing year-over-year growth of 50%.

The graphic below shows a screenshot of the Box iPad application:

The graphic below shows a screenshot of the Box Android smartphone application:

The graphic below shows a screenshot of the Box iPhone application:

Application Layer

Box Applications

•	Content Storage and Management. Content stored in Box is encrypted and indexed for full-text search. Other important content management features include version history, version control, access permissions, access tracking and other granular security controls over users and content.

•	Content Collaboration. The Box application includes social capabilities to facilitate collaboration in the browser, such as comments, assigning tasks and due dates and receiving real-time updates on collaborator activity. Users have access to a universal stream of events related to their account such as when collaborators upload, download, update, assign tasks or comment on files. Users can choose to receive automatic email alerts on these activities.

•	Content Editing. Box Edit is an add-on feature that allows users to edit files directly in Box. Designed for nearly all file types, browsers and platforms, Box Edit uses the default application installed on a user’s computer to edit centralized content. For example, DOC files open in Microsoft Word, PPT files open in Microsoft PowerPoint, images open in Photoshop and CAD files open in AutoCAD.

•	Content Creation. Users can simultaneously create content using Box Notes, our real-time, collaborative word processing application built natively in Box. With Box Notes, users can work together to take notes, share ideas and collaborate in real time with their team without leaving Box. The notes are web-based documents and do not require any other software in order to create, view or edit. The feature is currently available through the Box web application and on both iOS and Android devices.

The graphic below shows a screenshot of Box Notes:

•	Box Sync. Box Sync enables users to edit documents on their desktop and simultaneously sync changes to their Box account so all updates are reflected in the cloud. Updates made and files added while offline are automatically synced after re-connecting to the internet, and files added by collaborators are downloaded once the user is back online. Our latest version of Box Sync (4.0) includes significant enhancements to our previous versions. Sync 4.0 is faster than Sync 3.0, can support uploads of up to 100,000 files, is tuned to support complex and active collaborative environments, requires less computing power and supports sub-folder sync.

Third-Party ISV Applications

We enhance the value of the Box platform for our customers by integrating it with other ISV applications and enabling third-party developers to build, update and provision new applications using our services.

•	Enterprise SaaS. We enable ISVs to easily integrate and extend Box content storage and collaboration functionality to their applications. We integrate with a number of leading third-party SaaS applications including Salesforce, NetSuite and others to enable users to access their content on Box from partner applications. We also integrate with supplemental security features from other applications such as enterprise mobility management from MobileIron and single sign-on from Okta.

•	OneCloud Mobile. Box OneCloud is an ecosystem of third-party mobile applications that integrate with and extend Box’s core product offering with functionality that includes annotations, scanning, presentations, editing and online signatures. Since its launch in March 2012, Box OneCloud has grown to over 1,300 applications, including CloudOn, GeniusScan, GoFormz, Notability, Plangrid, Outline+ and Wrike.

Custom Applications

•	Enterprise IT. We provide an open platform for customers and partners to build and deploy unique applications and create custom interfaces and workflows that leverage Box services. Our platform enables customers to extend the power and functionality of Box into other applications and use cases. Our product can be further customized for industry-specific workflows through third-party applications available on the Box platform. To date, we have granted tens of thousands of application programming interface (API) keys to third-party developers to extend functionality with Box.

•	System Integrators. We have established agreements with system integrators such as Capgemini and Tech Mahindra to provide broader customer coverage and solution delivery capabilities. These system integrators write custom applications on Box for use cases specific to their customers.

Content Services

To support our applications and third-party applications, we provide APIs and software development kits (SDKs) that enable developers to build applications that leverage Box’s capabilities.

•	Content API. Our content API is the main API that developers use to build applications on the Box platform or to integrate existing applications with Box. Developers can extend the content management features from the Box web and mobile interfaces into their own applications using our content API. This API allows developers to leverage Box as the horizontal content layer to power their applications.

•	View API. In May 2013, we acquired Crocodoc, a company that embeds viewable and annotatable documents within websites, and we have since integrated Crocodoc’s technology into our platform, serving as the solution behind our preview experience. We also continue to sell the Crocodoc API, now marketed as the View API, as a core standalone platform offering, providing HTML5 document viewing to third-party applications. We recently acquired MedXT which allows Box to display medical images (DICOM) files in an online and mobile viewer, and to extend that ability as part of the View API, enabling developers to deliver vertical-specific experiences for the healthcare industry.

•	Metadata API. Our metadata offering enables users to add context to their content. The underlying technology allows users to add key value pairs to files stored in Box via the API, making it easy to add, edit and view additional types of information around a file from within a custom application or on Box. A sample use case for metadata would be a radiologist searching for a patient name and diagnosis that have been assigned to an x-ray image uploaded to Box.

The graphic below shows a screenshot of the Box metadata tagging functionality:

•	SDKs. The Box SDKs include language-specific libraries built on top of the Box API to allow for quicker development compared to working directly with the API. The Box SDKs currently have six libraries built on the Box API: iOS, Android (Java), Windows (C# / XAML), Java, C# and Ruby.

•	Box Embed. Developers can use our HTML5-based embeddable framework to deliver Box’s entire suite of collaboration and management features including preview, comments, tasks and search into partner and customer third-party enterprise applications. Embed integrates customer relationship management software, social business software, financial management software, customer service applications and custom-built legacy business applications into the Box platform.

The graphic below shows Box integrated within the Salesforce application via Box Embed:

Core Platform Services

We have invested significantly in building a robust platform to support our solution and ecosystem. Our platform provides many of the core features and functionalities required to optimize content collaboration and management.

•	Content / Data Storage. To take advantage of our Enterprise Content Collaboration capabilities such as collaboration, accessibility and syncing across devices, content must be stored on our platform. Our platform enables users to store, organize, and access thousands of file types in the cloud. All historical versions of a file are stored in our hosted datacenters, making it easy to track changes over time. We provide varying levels of storage capacity for different customer tiers up to unlimited storage.

•	Search. We have built search capabilities into our platform to allow users to navigate content more quickly. Users can search all content types, data and people in one place, and search for files by name of owner, date edited and contents of the file.

•	Event Logging. Box automatically logs all file and user activities on the application and maintains a complete audit trail of all activity within the account. The audit log provides IT administrators with insight into what is being done in the system, facilitates discovery and fulfills certain compliance requirements with relevant industry regulations.

•	Encryption. We provide a secure content collaboration environment to address the needs of our business and enterprise customers. We use sophisticated data encryption technologies to ensure that the content on our platform remains secure. Content on our platform is encrypted in transit and at rest within Box.

•	Upload Acceleration. We have invested in Box Accelerator, an enterprise-grade global data transfer network that gives our customers faster upload speeds. In September 2012, Neustar found that Box had the lowest average upload time versus competitors across all locations tested, and was 2.7 times faster than the closest competitor globally.

•	Convert / View. Our solution is platform agnostic and enables users to preview over 100 file types directly in a web browser. We have developed conversion technology to support this large number of disparate file types. Our proprietary preview technology converts business documents such as Word, PowerPoint and PDF files into HTML5 online documents that are then viewable across devices.

Security and Administration

Box is built with security features that meet the standards of the largest enterprises. We enable IT departments to exercise granular security control, manage their users and content and maintain visibility on actions taken within corporate accounts. We make these security and control features available to our users through our solution and to third-party developers who build on our platform. We provide the following functionalities:

•	Reporting. Box offers IT administrators the ability to generate reports on storage usage, security, sync history, user browser history, file activity and user activity, including logins, downloads, edits and uploads.

•	Sharing Controls. Users work in a secure, online workspace and create shared workspaces by inviting internal and external collaborators to work within a folder or on a file. Files are uploaded into the workspace and can be shared by hyperlink, email, comment or direct navigation within the folder. To restrict access, users can set an expiration date, require a password, make files accessible to only users within a certain domain and set download permissions to enable recipients of shared links to view a file but not download it.

•	Third-Party Application Management. IT administrators can choose to enable or disable certain applications and integrations within their administrator console. For added security, defaults can be set to automatically disable newly published applications.

•	User / Password Management. IT administrators have the ability to manage tens of thousands of users in a single view; add, modify and manage users; control login settings; and allocate storage quotas.

The graphic below shows a screenshot of the management console that enables IT administrators to manage user settings:

•	Content Rules. IT administrators can organize and manage all content in a global view. Both users and IT administrators can get visibility into all activity with respect to their content and assign levels of user privileges, which range from “upload only” to full editing rights.

•	Device Pinning. Device pinning is a feature that allows IT administrators to assign users’ Box accounts to a particular mobile device or Box Sync client. IT administrators also have access to a dashboard in the administrator console for managing, enabling and disabling of device pinning, as well as the number of devices the Box application can be pinned to.

Customers

Our over 32 million registered users represent a diverse customer base from over 275,000 organizations located in over 200 countries and territories. Of these, over 44,000 represent paying organizations. We define a paying organization as a separate and distinct buying entity, such as a company, an educational or government institution or other organization, or a distinct business unit of a large corporation, that has entered into a subscription agreement with us to utilize our services. No customer represented more than 10% of our total revenue in the 12 months ended December 31, 2011, January 31, 2013 and 2014 and the nine months ended October 31, 2013 and 2014. Below is a list of some of our largest customers by revenue, organized by industry.

Advertising

ADS Alliance Data Systems Inc.

Grey Group

Yellow Pages Group

Business Services

Booz & Company

Creative Artists Agency

Royal HaskoningDHV

Construction

Bechtel

DPR Construction

M. A. Mortenson Company

Consumer

Molson Coors Brewing Company

New Balance

Pabst Brewing Company

Education

Pennsylvania State University

San Jose Unified School District

University of Illinois

Energy

Chevron U.S.A. Inc.

Marathon Petroleum

J-W Energy Company

Financial Services

Ameriprise Financial, Inc.

Guaranteed Rate

Nationwide Mutual Insurance

Government

Argonne National Laboratory

London Borough of Hounslow

State Government of Victoria, Australia

Healthcare and Life Sciences

Allergan

Boston Scientific

Eli Lilly and Company

Stanford Health Care

The University of Texas M. D. Anderson Cancer Center

Industrial

Mondi Group

Schneider Electric

Sunbelt Rentals

Toyota

Legal Services

Hinshaw Culbertson LLP

Patterson Belknap Webb & Tyler LLP

Perkins Coie LLP

Sheppard, Mullin, Richter & Hampton LLP

Media & Entertainment

BBC Worldwide

DirecTV

Discovery Communications

TES Connect

Viacom

Non-Profit

Battelle Memorial Institute

The Leukemia & Lymphoma Society

Oxfam

Teach for America

WestEd

Real Estate

Cushman & Wakefield

Jones Lang LaSalle

The Related Companies

Retail

AutoTrader Group

Gap, Inc.

Safeway

Technology

Dell

DeNA Co.

eBay

Telecom

Bandwidth.com

RingCentral

Telefónica Digital

Case Studies

We believe that the following case studies are representative examples of how our customers have benefitted from our solution.

Wake Forest Baptist Health

Situation: Wake Forest Baptist Medical Center, the teaching hospital for Wake Forest University and the Wake Forest School of Medicine, is located in Winston-Salem, North Carolina. With a Level I trauma center and an active academic program, Wake Forest Baptist Medical Center (Wake Forest) needed to keep its physicians up-to-date on the latest administrative processes, clinical guidelines, medical journal articles, training videos and information on resident education. Physicians frequently missed critical updates, however, because Wake Forest sent out this important information in email attachments that often became buried in their inboxes. Additionally, Wake Forest shared administrative and clinical information in SharePoint, which was not accessible from mobile devices, requiring physicians to leave the exam room to find a desktop computer to access this information, which led to lost time with patients. Finally, Wake Forest wanted to videotape lectures and publish them online as part of its Continuing Medical Education (CME) program, but the video files were huge—700 MB each, at 150 lectures per year—and Wake Forest needed to protect its intellectual property. On top of these needs, the nature of the Healthcare environment in which Wake Forest operates necessitated a system that would allow it to comply with HIPAA and HITECH Act regulations.

Solution and benefits: Wake Forest first adopted Box in August of 2012, with 85 purchased licenses and, as of October 31, 2014, it has maintained 96 licensed seats. Wake Forest chose Box as a single content repository to keep its physicians updated on critical information, giving doctors more time with patients and facilitating collaboration among professors and residents. Wake Forest equipped its medical staff with iPads, allowing doctors to easily access client information through Box and make real-time decisions. Wake Forest reported the following benefits:

•	Savings. Since moving to the Box solution, Wake Forest has saved on data storage costs and reduced costs related to upgrading content management solutions.

•	Security. With a preview-only option, Box allows Wake Forest to publish its videos while protecting them from being downloaded. With the CME videos published on Box, physicians all over the world can view the content—including on their mobile devices—and Wake Forest can enhance its reputation as a leading institution.

•	Time with patients. Up-to-date information is easier to access with a central repository of the latest best practices and clinical protocols accessible via a mobile device anywhere in the hospital.

•	Faster decisions. With all relevant information readily available, doctors spend less time searching before making a decision.

•	Enhanced learning. Residents at Wake Forest are using Box to share information with their professors and to start their own discussions among classmates.

MD Anderson Cancer Center

Situation: The University of Texas MD Anderson Cancer Center is a premier cancer center and teaching institution dedicated to eliminating cancer throughout the world with outstanding programs in patient care, research and prevention. On the research side, they spend over $700 million a year, including $32 million in prevention research funding. As the leading academic medical center specializing in cancer treatment, research and teaching, it is critical for MD Anderson to keep clinicians, researchers and staff all connected so they can collaborate both internally and externally with outside research partners. Additionally, MD Anderson needed a system that would allow it to comply with HIPAA and HITECH Act regulations. MD Anderson was using USB flash drives, email attachments and non-encrypted FTP sites to collaborate on research and internal departmental content. This made it difficult to find files or share them securely with teams internally and externally. The current file sharing systems were also not mobile-enabled, so administrative and clinical staff couldn’t access critical information on the go, often losing valuable time.

Solution and benefits: Box was chosen as the end-to-end solution for secure file sharing across the organization. MD Anderson chose Box because it encrypts data (256-bit AES) at transit and at rest and provides robust permissioning, monitoring and tracking on who has access to content. Box has grown organically to over 6,700 licensed seats at MD Anderson as of November 2014. MD Anderson reported the following benefits:

•	MD Anderson uses Box to collaborate on research, keeping everyone in sync on the status of projects and required resources. Researchers can easily upload study results or lab work, organize information into folders, add comments and search quickly. This has dramatically improved the speed of information sharing among researchers, doctors and other collaborators.

•	Box helps improve clinical workflows and facilitate productivity by providing anywhere access to health information. MD Anderson uses Box to collaborate between clinical departments and hand off documents and files from one doctor to another. Doctors, medical residents and nurses have access to information at the point-of-care as well as for education in a teaching setting.

•	Departmental content is stored in one centralized location, allowing administrators to easily log files containing sensitive information to satisfy reporting requirements and allow for enterprise oversight and management with seven levels of granular controls.

•	MD Anderson can now transfer large files securely and share data with outside partners, third-party vendors and researchers. Because Box is easy to use, access and navigate, users can focus on their research studies and patient care rather than wasting time searching for team-based documents or files in emails or on personal or shared drives.

Live Nation

Situation: Live Nation, the world’s largest live entertainment and event ticketing company, needed a secure, simple way to share files with more than 200 event vendors (e.g., food, security, lighting, sound) for each of their eight annual festivals. In addition, Live Nation’s more than 30 business groups were struggling to collaborate. The company needed a mobile solution that allowed users to securely manage, share and collaborate on content.

Solution and benefits: Live Nation first adopted Box on October 19, 2012, with 320 purchased licenses. The deployment has grown significantly, and as of October 31, 2014, it has expanded to more than 2,000 purchased licenses. Live Nation replaced another online storage provider with Box for the management of media files and artist related assets, internal human resources collaboration, and secure mobile access for their executives and tour management. The company integrated Box with Salesforce within its media and ad sales departments to provide easier access to critical business information. For festival management, Box serves as the central repository for all vendor documents (e.g., maps, stage information, contracts, forms, and policies). Live Nation reported the following benefits:

•	Executive team uses Box and iPads to share their critical board presentations

•	Gained security and administrative controls over data; implementation required little to no training; content easily migrated into Box

•	Over 2,000 information workers using the platform

Nationwide Insurance

Situation: At Nationwide, one of the largest insurance and financial services companies in the world, security is paramount. Strict security parameters significantly limited internal and external collaboration: employees often had to burn and ship CDs and DVDs in order to share information with law enforcement agencies, federal agencies, affiliated insurance companies and external insurance companies. Employees in sales, marketing, legal and other departments required easy access to documents from their mobile devices and needed to be able to securely share content with external collaborators.

Solution and benefits: Nationwide first adopted Box in September 30, 2012, with 100 purchased licenses. The deployment has grown significantly, and as of October 31, 2014, it has expanded to 6,000 purchased licenses. Nationwide adopted the Box solution in addition to a “bring your own device” policy. As a result, Nationwide employees could easily and securely share and collaborate on content with external parties via Box. After deploying Box, Nationwide discovered other use cases including integration with third-party mobile applications such as Quickoffice, iAnnotate and Good Dynamics. Ultimately, the insurance leader reduced costs by going digital and replacing legacy software with Box and its partner apps. Nationwide reported the following benefits:

•	The ability to centrally house documents, provide appropriate access to both internal and external parties and maintain security of confidential financial information

•	Ease of use driving viral adoption of the product that led to the company’s deployment growing from 500 to 3,000 users in one year

•	The ability to work from anywhere anytime increased productivity for the insurer’s employees

By implementing Box, Nationwide has reduced paper costs and replaced its other paid cloud solutions, saving the company $150,000 on an annual basis.

New Balance

Situation: New Balance, a global apparel company, shipped countless USB drives to sales teams around the world in order to distribute marketing and sales content, including thousands of media files. In addition, New Balance needed an internal collaboration solution to replace existing FTP servers.

Solution and benefits: New Balance first adopted Box on December 28, 2012, with 1,400 purchased licenses and, as of October 31, 2014, it has continued to maintain these purchased licenses. New Balance purchased the Box solution to protect their intellectual property, while being able to easily share content with its global workforce. New Balance replaced their information sharing repositories, such as FTP, email attachments, USB drives and other cloud storage providers, with Box, resulting in savings of over $100,000 per year. New Balance reported the following benefits:

•	The New Balance sales team uses Box Sync and the mobile applications to access sales material, such as product information and order forms on a daily basis

•	The company rolled out a mobile strategy and is using third-party Box OneCloud applications to work in the field

•	The marketing team uses Box to share content internally and externally with third-party vendors

•	More than 1,400 users on the platform

By implementing Box, New Balance has experienced savings of over $100,000 per year by consolidating other paid cloud solutions, replacing their FTP servers and eliminating the use of USB drives.

Schneider Electric

Situation: Schneider Electric, a global specialist in energy management with operations in more than 100 countries, wanted to address consumerization of IT and offer a mobile-friendly document sharing and storage solution. This solution would combine both the ease of use that is experienced by its employees with consumer software and the control and administration features that are required in an enterprise environment.

Solution and benefits: Schneider Electric first adopted Box on August 31, 2012, with 2,000 purchased licenses. The deployment has grown significantly, and as of October 31, 2014, it has expanded to over 94,000 licensed seats. To enable collaboration within the organization and enable its knowledge workers to be more efficient, Schneider

Electric implemented Box to be a centrally managed, collaborative content store. Box allows Schneider Electric to share content internally across divisions and subsidiaries and externally with over 30,000 partners and customers. Schneider leverages Box’s version-tracking features in order to make the collaboration across multiple teams and locations more efficient, and uses Box on a daily basis, including, for instance, to run a complex RFP (or to allow its management teams to access content such as presentations and speeches from anywhere, including on the way to meet clients). Schneider Electric indicated the following benefits:

•	Box was successfully adopted by over 94,000 employees at a rate of roughly 1,200 new users for every 1.5 weeks

•	The Schneider Electric IT administration team can now monitor activity (per file or user account) in a centralized and governed way, across over 45.1 terabytes of data stored on Box

By implementing Box, Schneider Electric has facilitated document sharing and collaboration internally and externally. Schneider Electric users have ranked Box among the best rated IT services provided internally in 2013.

Guaranteed Rate

Situation: Guaranteed Rate, a large retail mortgage lender, collects sensitive borrower documents including W-2 forms, bank account statements and drivers licenses as part of the mortgage application process. Borrowers sent loan officers documents via fax or potentially unsecured email exchanges, making it difficult to maintain a secure audit trail for future reference. Additionally, both borrowers and loan officers lacked visibility into an application’s progress because documents were tracked manually.

Solution and benefits: Guaranteed Rate has built a custom application, Transfersafe, which helps borrowers simply and securely sign and upload loan documents into a central location within the Box platform. Borrowers then receive immediate feedback and action items from loan officers. Transfersafe eliminates the need for faxing or emailing documents and safely stores a document history throughout the mortgage application process. Transfersafe was built on Box’s Content API, allowing Guaranteed Rate to leverage Box as the horizontal content layer on which documents are stored and managed. Guaranteed Rate has made an average of 4.3 million API calls per month to Box’s Content API in the three months ended October 31, 2014. Guaranteed Rate reported the following benefits:

•	Avoided years of internal development by leveraging Box content management features through use of the Content API

•	Reduced application processing time from days to minutes with instant collaboration between a home buyer and a loan officer

•	Created automated secure audit trail including security numbering, time stamping and access to documents all in one central location

Technology and Operations

Our product is a multi-tenant SaaS offering that operates in a cloud-computing environment. Multi-tenancy refers to a principle in software architecture where a single instance of the software runs on a server, serving multiple client organizations. Security, availability, scalability and ease-of-use are core principles in our architecture and design. Our cloud offering allows us to offer global services to our customers in a highly scalable fashion. Co-location allows us to quickly expand capacity geographically using datacenters and networking providers. All computing assets (servers, network devices, data storage) at these co-location datacenters are owned or leased by us and are managed by our employees. We do not own any of these co-location data centers.

Our services are co-located in two separate datacenters in Northern California, and we also operate a disaster recovery datacenter in Las Vegas, Nevada. We license space and services at these facilities pursuant to separate master service agreements, which expire between 2015 and 2017. These facilities currently provide us with an aggregate of 4.8 megawatts of power, which can be increased as necessary. All facilities provide redundant power and cooling systems, fire protection, 24x7 on-site security and biometric authentication. We utilize a third-party solution as additional backup storage for our disaster recovery datacenter.

The Box solution is engineered to provide high reliability and availability. Our uptime service-level agreement (SLA) is 99.90% and in the 12 months ended October 31, 2014, our average monthly uptime was 99.93%. We maintain our service’s reliability by utilizing redundant network infrastructure, server clusters that tolerate failure of individual nodes, servers deployed in high availability pairs and a replica disaster recovery environment. Customer files are backed up to another location that would be out of any disaster zone due to proximity.

With respect to security, we provide IT administrators with a detailed audit log that captures uploads, downloads, preview and deletion with associated metadata such as time modified and the IP address where the content interaction originated from. Box offers Secure Socket Layer (SSL) encryption in transit. Files are encrypted at rest using 256 bit Advanced Encryption Standard (AES).

System performance and upload speeds are essential to providing excellent service. Consequently, Box has made significant infrastructure investments in the performance of file transfers. Our Box Accelerator Network consists of accelerator nodes placed strategically around the world and a sophisticated routing mechanism that actively routes file transfers through the fastest path. This network is designed to accelerate traffic without the need for any software installed on the client. Neustar, a neutral third-party, has validated that Box’s average upload speeds across locations are 2.7 times faster on average than the closest competitor.

We have built and deployed accelerator technology nodes across nine locations and cloud-based points of presence. On top of each node, we deploy patent-pending, intelligent routing technology that determines the fastest path for data to take during the upload process. This combination of proximity and intelligent routing ensures that Box customers everywhere experience the best possible performance as they collaborate with colleagues and partners distributed globally.

Compliance and Certifications

We prioritize the protection of customer and company data. We have developed and implemented an effective framework comprising both technical and operational controls that meet international standards for securing content and content collaboration in a multi-tenant cloud architecture. We ensure that there is both internal and independent external oversight of the security framework to ensure its continued implementation and effectiveness.

We have implemented a formal decentralized management structure for security and compliance that comprises three distinct functions. Each function has an independent reporting structure that ensures appropriate segregation of duties and oversight commensurate with the risk of storing customer data. The compliance team performs internal audits of the Box controls framework and engages with external independent third-party auditors who perform their own independent assessments of the Box controls framework. Results from independent third-party auditors are shared under non-disclosure agreements with our customers in the form of the following reports and accreditations:

•	ISO/IEC 27001:2005 Information Security Management System Standard. The ISO/IEC 27001:2005 standard is the internationally recognized standard for information security management systems and sets the baseline requirements for the implementation of an effective security management system. This international certification was awarded to Box by the British Standards Institute (BSI).

•	U.K. Government G-Cloud Approval. The U.K. government has introduced a “G-Cloud” procurement framework to encourage the adoption of cloud services across the whole Public Sector and has the aim of simplifying how Public Sector buys and delivers services by creating a marketplace of cloud commodity services that can be easily scaled up. As of October 2013, Box obtained formal approval for the G-Cloud Framework 4 and is now included on the G-Cloud catalogue for SaaS providers.

•	Safe Harbor Privacy Principles. Box self certifies under the Safe Harbor Privacy Principles for the EU/EEA and Switzerland. The Safe Harbor scheme is intended for organizations within the European Union or United States that store customer data. The Safe Harbor Principles are designed to prevent accidental information disclosure or loss. As a U.S.-based company, Box has opted into the program and adheres to the seven principles outlined in the Directive on Data Protection.

•	APEC Cross Border Privacy Rules. The APEC Cross Border Privacy Rules (CBPR) system was developed by participating APEC economies to build consumer, business and regulator trust in cross border flows of personal information (often referred to as PII). The APEC CBPR system requires participating businesses to develop and implement data privacy policies consistent with the APEC Privacy Framework. The APEC CBPR certification confirms that Box meets international best practices with regards to privacy.

In addition, at least annually, we engage independent third-party professionals to perform security audits that are conducted in accordance with the Statement on Standards for Attestation Engagements (SSAE) No. 16, Reporting on Controls at a Service Organization, HIPAA and HITECH Act rules, and PCI DSS requirements. The output of these third-party independent audits is as follows:

•	Service Organization Control (SOC) Type II Reports. SOC reports are designed to provide assurance to customers on the design and effectiveness of the service delivery controls. Box maintains a SOC-1/SSAE16 Type II inclusive report for customers who leverage the Box platform for their financial reporting. Box also maintains a SOC-2/AT-101 Type II inclusive report to provide transparency into controls within the security, availability and confidentiality principles.

•	HIPAA and HITECH. The HIPAA and the HITECH Act are federal mandates that require security and privacy safeguards for protected health information. In April 2013, Box announced its ability to support the HIPAA and HITECH regulations and ability to sign Business Associate Agreements. Box also maintains an agreed upon procedure report to provide assurance to customers that Box adheres to the requirements.

•	PCI DSS 2.0 (Payment Card Industry). PCI DSS is a standard created by the PCI Security Standards Council to enhance the security of the payment card data (debit, credit, prepaid, e-purse, ATM and POS cards) and adherence to the standard is mandatory for companies that process, store or transmit payment card data. As of September 2014, Box achieved PCI DSS 2.0 Level 1 service provider compliance which allows customers to store payment card data on the Box platform.

Research and Development

Our engineering, operations, product and platform teams operate cross-functionally to enhance our existing cloud services, platform and technology operations. Our product managers on both the product and platform teams regularly engage with customers, partners and industry analysts as well as certain of our stakeholders, in functions such as sales, customer success, marketing and business development to understand customer needs as well as general trends in our industry. Once product improvements are identified, the entire development organization works closely together to design, develop, test and launch a solution.

Research and development expenses were $14.4 million, $29.0 million, $46.0 million and $48.4 million for the 12 months ended December 31, 2011, January 31, 2013 and January 31, 2014 and the nine months ended October 31, 2014, respectively.

Sales and Marketing

Our sales and marketing organizations work together closely to drive market awareness, build a strong sales pipeline and cultivate customer relationships to drive revenue growth.

Sales

We sell our solution through direct field sales, direct inside sales, indirect channel sales and a self-service web portal. We cultivate prospects through a broad range of marketing programs and events and through users who use the free version of our application. Our sales strategy varies based on the size of the company and whom we are specifically targeting as our point-of-entry into an organization—individual users, IT leaders or leaders of other functions in the company. We increasingly enable organizations to purchase licenses or upgrade from one pricing plan to another online, providing self-service for those who prefer that option to talking with a sales professional.

We use both bottoms-up and top-down sales strategies. Our bottoms-up sales strategy leverages the free version of our product to seed accounts with small groups of users. Once these users bring the product into their organization, it may be adopted by other individuals, groups or departments in the organization. This helps us identify new and different use cases and can result in companies adding additional users. Our top-down strategy targets senior IT and line of business management to sell larger accounts and enterprise-wide accounts. Our enterprise scale, richness of reporting, configuration capabilities and advanced security make Box attractive to IT organizations.

We have built a comprehensive direct and indirect global sales team that focuses on specific use cases. Our sales organization is organized into four groups: Emerging and Small Business Accounts, which refers to organizations with 1-20 employees; Corporate Accounts, which refers to organizations with 21-1,000 employees; Major Accounts, which refers to organizations with 1,001-5,000 employees; and Enterprise Accounts, which refers to organizations with over 5,000 employees. We employ quota-carrying field and inside sales representatives who are dedicated to these categories, covering specific geographic regions and selling along specific industry verticals. We also have a team of channel account representatives who lead our indirect sales effort by developing partnerships with distribution vendors, resellers and OEMs. These channels provide additional sales coverage, solution-based selling, services and training throughout the world. Our channel program is led by a dedicated sales team and provides training, certification and sales resources to our partners. We have replicated our sales strategy in Europe and plan to do so in other international markets over time.

Our sales segments are supported by a team of inbound and outbound sales representatives. Inbound and outbound sales representatives focus primarily on telesales, while our sales development representatives focus on qualifying leads generated through marketing and prospecting activities. Opportunities generated by these activities are then passed onto quota-carrying sales representatives based on the potential customer’s size, industry and geographic location. Upon closing a sale, quota-carrying sales representatives manage contract renewals and upsell processes and engage our customer success team to manage the deployment, integration and support of our services. We also have a team of sales engineers dedicated to supporting our account executives in more technical conversations with customers and prospects. Our sales efforts are supported by our sales operations team which runs analytics to enhance our sales function productivity and overall success.

Marketing

Our marketing strategy targets users, IT leaders, business buyers and application developers in all industries and select geographies. Additionally, our events, lead generation, customer programs, corporate communications, field marketing and product marketing teams focus on building engagement and demand. We market our product as a solution to address content and collaboration challenges for companies in any industry, but also focus on industries via targeted vertical marketing programs and the delivery of industry-specific solutions. Our industry marketing programs leverage our core product along with industry-specific regulatory compliance, integration with other industry-specific technologies and tailored implementation services to address specific business processes and needs. Building our free user base is important to our sales and marketing strategy as it drives awareness, viral adoption and growth of our product. We offer free use of our core services with a limited amount of content storage to attract individual users who often attract other users to our products through collaboration. We also offer web trials of our paid products to attract small groups of users in an organization to adopt our product. This often leads to the users bringing our solution into their organization and can facilitate an initial evaluation with the organization.

We utilize various online and offline channels to establish our brand and build awareness. These channels include the Box website, search engine advertising, online mobile campaigns, social media initiatives, large-scale promotions, content syndication marketing with our strategic partners and online advertising. We also participate in and sponsor conferences, trade shows, executive events and industry events. We host an annual conference, BoxWorks, that allows us to educate and engage with our customers, prospects and partners. BoxWorks 2014 attracted over 3,500 attendees.

Partnerships

In 2012, we began to further evolve our ecosystem of partners by creating the Box Partner Network and adding an indirect sales approach through channel and alliance partners. This complements our direct sales force by offering customers more ways to subscribe to Box. As part of this evolution, we have also engaged with partners who are integrating the Box platform with existing third-party applications and developers creating new applications.

Our partnerships generally fall within three categories: channel and alliance partners, technology partners and developers. Channel and alliance partners resell Box broadly to new customers and markets, technology partners integrate the Box service into their products or services, and developers build new applications using Box as the content layer, maintaining a secure and central environment for users’ content. Agreements with technology partners and developers have not been material to date.

Channel and Alliance Partners

Partners who resell Box include value-added resellers, solution providers, direct market resellers, system integrators, distributors, and service providers, amongst others. Our channel strategy is centered around accelerating our sales reach globally, and generating long-term, profitable revenue streams by leveraging our partners’ strong customer relationships. Such partners include Ingram Micro, CDW, Insight Direct, SoftChoice, SHI International Corp., AT&T, Deutsche Telekom, Telefonica and Telstra.

Technology Partners

We have entered into agreements with the intent to either market, develop, integrate with or endorse the Box service, or a combination of these activities, that will directly benefit our customers. Current partners include DocuSign, Good Technology, MobileIron, NetSuite, Okta and salesforce.com.

Developers

We have built APIs to enable developers to build applications using Box as the content layer, allowing users to store content related to that application centrally and securely within Box.

Customer Success

We are passionate about supporting our customers from the moment we first engage with them and throughout the lifetime of our partnership. We have multiple teams within our customer success organization dedicated to maintaining a high level of customer satisfaction: customer success management, professional services and customer support. Our operations are structured with the customer experience in mind, and we strive to create a “least-effort” process for users. Internally, our customer success mantra is to “blow our customers’ minds,” and we take that mission seriously. We believe that providing a premium level of support to our customers is critical to enhancing our brand as a superior enterprise service provider.

Once Box is chosen by the customer, our customer success managers are assigned to the customer for the life of the contract to ensure that the service is meeting users’ needs, that users are utilizing our service for the use cases for which they purchase our service and to identify additional needs or opportunities. We have a data-driven approach to account management and closely monitor engagement. When engagement levels trend lower within an enterprise, we proactively reach out to identify and address adoption issues. Customer success managers work closely with our sales team as contracts come up for renewal. Each of our customer success managers is assigned as the primary point of contact to a specific set of customers, for any issues, questions or needs that these customers may have.

Box Consulting, our professional services team, helps new customers get up and running and supports existing customers with expanded use cases. The team is capable of implementing simple use cases as well as more complex platform and content management oriented use cases. Box Consulting has a mix of service offerings that include upfront implementation packages, technical consulting on integrations and the platform, optimization offerings for existing customers, and customer training.

Our customer support team works directly with users to understand and solve problems as soon as they arise. This team assists with cases directed to customer success managers and also addresses direct inbound issues. The team has on-site subject matter experts to address specific issues and never uses scripts when interacting with customers. Our customer support team works closely with our product team to pass along requests and suggestions made by users. Within the customer success organization, we have a team dedicated to customer retention that monitors our customer usage data to identify opportunities for enhancing our customer’s engagement with our product. This team employs a very data-driven and systems-based approach to analyzing customer usage and satisfaction.

We focus our efforts on providing users with fast response and resolution, technical expertise and multiple communication channels by which to reach us. Support is available 24 hours a day, seven days a week and users can reach us by phone, email, Twitter and Facebook. All users are provided with a standard support package by which we provide target response times based on the urgency of the issue. We also offer, for an additional fee, a higher-touch premier support package. Customers with premier support have a dedicated team of premier support specialists with limited account assignments. In addition, premier support users benefit from dedicated communication channels, advanced trending and reporting, and the escalation of issues directly to our engineering organization.

Access to support resources is provided through our Box Help Center, a portal with self-service training materials, best practice guides and product documentation. The Box Help Center helps administrators and end users find answers on their own, as well as supporting materials for those working with Box to configure their accounts. Our customer support team was recognized as the best front-line customer service team out of eligible computer software companies with 100 or more employees at the 2014 Stevie Awards for Sales & Customer Service.

Culture and Employees

Our founders, our leadership team and our employees have collectively been instrumental in helping us create and sustain our culture of empowerment and collaboration, and we use Box technology extensively within our company to create an environment to facilitate this. We are one of the few companies that combine the enterprise software and enterprise execution capabilities with consumer grade instincts, and we believe our hiring strategy is unique in that we hire people who have experience across both enterprise- and consumer-oriented industries that are leading in technology capabilities and user experience. We take best practices from innovating and leading companies, whether it is customer support, product innovation or enterprise selling. Our goal is to take the best of these very different disciplines and build a company that looks and feels different from what anybody has ever seen before.

As of October 31, 2014, we had 1,131 employees. We also engage temporary employees and consultants. None of our employees are covered by collective bargaining agreements. We believe our employee relations are good, and we have not experienced any work stoppages.

Competition

The Enterprise Content Collaboration market is large, highly competitive and highly fragmented. It is subject to rapidly evolving technology, shifting customer needs and frequent introductions of new products and services. Outside of the Enterprise Content Collaboration market, we compete against several categories of technology providers: vendors whose core competency is simple file sync and share, which can be deployed on premise, hybrid, or via a SaaS delivery model; real-time collaboration vendors whose focus is on real-time voice, video and text communication in the enterprise; social collaboration vendors who focus on the conversations that occur between teams; traditional Enterprise Content Management (ECM) vendors who deploy on premise and offer deep records management, business process workflow, and archival capabilities; and newer mobile enterprise vendors who are beginning to enter the content collaboration market, are adding adjacent content capabilities onto an existing product, or serve a particular business or industry use case. Our current primary competitors include but are not limited to:

•	Enterprise Content Collaboration: established vendors including EMC, IBM and Microsoft (Office365 and SharePoint); and

•	File Sync and Share: including Citrix (ShareFile), Dropbox, Google (Drive), EMC (Syncplicity), Microsoft (OneDrive for Business) and Amazon (Zocalo).

We may face future competition in our markets from other large, established companies, as well as from smaller specialized companies. In addition, we expect continued consolidation in our industry, which could lead to increased price competition and other forms of competition.

The principal competitive factors in our market include:

•	enterprise-grade security and compliance;

•	ease of user experience;

•	scalable product and infrastructure for large deployments;

•	speed, availability, and reliability of the service;

•	low-cost, quick deployment;

•	integration into office productivity, desktop and mobile tools;

•	current and forward-thinking product development;

•	agnostic to device, operating system, and file type;

•	metadata capabilities;

•	automation and workflow management;

•	extensible platform for custom application development;

•	customer-centric product development;

•	rich ecosystem of channel partners and applications;

•	superior customer service and commitment to customer success; and

•	strength of professional services organization.

We believe that we compete favorably on the basis of these factors. Our ability to remain competitive will depend to a great extent upon our ongoing performance in the areas of product development, core technical innovation, platform and partner ecosystem and customer support. In addition, many of our competitors, particularly the large software companies named above, may have greater name recognition, longer operating histories and significantly greater resources. Some competitors may be able to devote greater resources to the development, promotion and sale of their products than we can to ours, which could allow them to respond more quickly than we can to new technologies and changes in customer needs. We cannot assure you that our competitors will not offer or develop products or services that are superior to ours or achieve greater market acceptance.

Intellectual Property

We rely on a combination of patents, copyrights, trademarks, service marks, trade secrets, confidentiality procedures and contractual restrictions to establish and protect our proprietary rights in our products and services. As of October 31, 2014, we had seven issued U.S. patents and nine issued Great Britain patents that directly relate to our technology that expire between 2028 and 2033, and we had 87 pending patent applications in the U.S. and 46 pending patent applications internationally. We intend to pursue additional patent protection to the extent that we believe it would be beneficial and cost effective.

We registered “Box,” the Box logo and certain other marks as trademarks in the United States and several other jurisdictions. We also filed trademark applications in the United States and certain other jurisdictions, and will pursue additional trademark registrations to the extent we believe it would be beneficial and cost effective.

We are the registered holder of a variety of domestic and international domain names that include “box.com,” “box.net” and similar variations.

We license software from third parties for integration into our products, including open source software and other software available on commercially reasonable terms.

All of our employees and independent contractors are required to sign agreements acknowledging that all inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property, and they assign to us any ownership that they may claim in those works. In addition, we generally enter into confidentiality agreements with our employees, consultants, vendors and customers, and generally limit access to and distribution of our proprietary information.

Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours.

Some license provisions protecting against unauthorized use, copying, transfer and disclosures of our products may be unenforceable under the laws of certain jurisdictions and foreign countries. In addition, the laws of some countries do not protect proprietary rights to as great of an extent as the laws of the United States, and many foreign countries do not enforce these laws as diligently as government agencies and private parties in the United States. To the extent that we expand our international activities, our exposure to unauthorized copying and use of our products and misappropriation of our proprietary information may increase.

We expect that software and other solutions in our industry may be increasingly subject to third-party infringement claims as the number of competitors grows and the functionality of products in different industry segments overlap. Moreover, many of our competitors and other industry participants have issued patents or filed patent applications, and have asserted claims and related litigation regarding patent and other intellectual property rights. From time to time, third parties have asserted patent, copyright, trademark, trade secret and other intellectual property rights within the industry.

Legal Proceedings

On June 5, 2013, Open Text S.A. (Open Text) filed a lawsuit against us in U.S. District Court, Eastern District of Virginia, alleging that our core cloud software and Box Edit application directly and indirectly infringe 12 patents in three patent families that Open Text acquired through its acquisition of various companies: U.S. Patent No. 7,062,515, titled “System and Method for the Synchronization of a File in a Cache,” U.S. Patent No. 7,590,665, titled “System and Method for the Synchronization of a File in a Cache,” and U.S. Patent No. 8,117,152, titled “System and Method for the Synchronization of a File in a Cache,” (collectively, the File Synchronization Patents), U.S. Patent No. 6,223,177, titled “Network Based Groupware System,” U.S. Patent No. 6,917,962, titled “Web-Based Groupware System,” U.S. Patent No. 7,287,055, titled “Web-Based Groupware System,” U.S. Patent No. 7,299,258, titled “Web-Based Groupware System,” U.S. Patent No. 7,320,018, titled “Web-Based Groupware System,” U.S. Patent No. 7,734,694, titled “Web-Based Groupware System,” and U.S. Patent No. 8,176,122, titled “Web-Based Groupware System,” (collectively, the Groupware Patents), and U.S. Patent No. 7,647,372, titled “Method and System for Facilitating Marketing Dialogues,” and U.S. Patent No. 7,975,007, titled “Method and System for Facilitating Marketing Dialogues,” (collectively, the Dialog Patents). Open Text is a Luxembourg corporation that does not sell any products in the United States. Open Text is a subsidiary of Open Text Corp., located in Waterloo, Ontario, Canada, which is not a party to the litigation.

Open Text is seeking preliminary and permanent injunctions against infringement, treble damages, and attorney’s fees. On August 1, 2013, we filed an answer to Open Text’s complaint, which denied that we infringed Open Text’s patents and asserted that Open Text’s patents were invalid. On the same date, we also filed a motion to transfer the case to the U.S. District Court for the Northern District of California. On September 13, 2013, Open Text filed a motion for preliminary injunction seeking to enjoin us from providing our Box Edit feature to companies with more than 100 users. On September 28, 2013, we filed papers in opposition to Open Text’s motion for preliminary injunction. On October 18, 2013, the Virginia court granted our motion to transfer and the case was transferred to the U.S. District Court for the Northern District of California. Discovery commenced on February 6, 2014. On April 9, 2014, the California court denied Open Text’s motion for preliminary injunction, finding that (1) Open Text failed to meet its burden to show irreparable harm, (2) Open Text failed to show a reasonable likelihood of success on the merits of its case, and (3) we have raised a substantial question as to the validity of the patents asserted during the preliminary injunction proceedings.

The judge has issued a scheduling order which sets forth the current expectation for important events in the lawsuit, although no assurances can be given that the schedule will not change. A claims construction hearing, also known as a Markman hearing, was held on November 20, 2014, and a trial date has been scheduled for February 2, 2015.

On September 19, 2014, in a related action, Open Text S.A. v. Alfresco Software Ltd.,et al., Case No. 13-cv-04843-JD, the Court granted the Alfresco Defendants’ motion to dismiss with prejudice the asserted claims of the Dialog Patents, finding the asserted claims of the Dialog Patents patent ineligible under 35 U.S.C. § 101. Subsequently, Open Text advised us that it was no longer pursuing claims of infringement against us under the asserted claims of the Dialog Patents.

On December 1, 2014, the court issued its claim construction order. As of December 10, 2014, as required by the Court, the number of claims asserted by Open Text has been reduced to a total of 15 claims across eight remaining patents. We have reduced our prior art references to a total of 13.

On December 5, 2014, pursuant to Federal Rule of Civil Procedure 56(a), we moved for summary judgment of invalidity as to each of the asserted claims of the patents-in-suit under 35 U.S.C. § 102 and/or 103. In the alternative, we moved for partial summary judgment of (1) No willful infringement of the patents-in-suit; (2) Invalidity of certain claims of the Groupware Patents under 35 U.S.C. § 101; (3) Invalidity of the asserted ‘0 18 patent for obviousness-type double patenting; and (4) No pre-suit damages as to the Groupware Patents. On December 5, 2014, we also moved for judgment on the pleadings pursuant to Federal Rule of Civil Procedure 12(c) as to the Sixth, Seventh, Eighth, Ninth and Tenth Causes of Action in Plaintiff’s First Amended Complaint alleging claims of patent infringement with respect to the Groupware Patents on the ground that the asserted claims of the Groupware Patents are invalid as patent ineligible under 35 U.S.C. § 101. In addition, on December 5, 2014, we also moved to exclude the testimony and opinions of one of Open Text’s witnesses.

On December 5, 2014, Open Text moved for partial summary judgment that certain systems identified by us do not qualify as prior art under 35 U.S.C. § 102. In addition, on December 5, 2014, Open Text moved for partial summary judgment that our affirmative defense numbers 1 (based on failure to state a claim) and 16 (based on government immunity 28 U.S.C. § 1498(a)) should be dismissed. On December 5, 2014, Open Text also moved to exclude certain testimony of certain of our witnesses.

We intend to defend the lawsuit vigorously. While we continue to believe we have valid defenses to Open Text’s claims, an adverse outcome to the litigation could result in a material adverse effect on our business.

In addition, from time to time, we are a party to litigation and subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these ordinary course matters will not have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Facilities

Our corporate headquarters, which includes research and development, sales, marketing, business operations and executive offices, is located in Los Altos, California. It consists of approximately 97,000 square feet of space under a lease that expires in 2015. In September 2014, we entered into a lease for approximately 340,000 square feet in Redwood City, California, which lease expires in 2028. We plan to use this space as our new corporate headquarters and to sublease a portion of this space. We also lease approximately 30,000 square feet in San Francisco, California for a sales office under a lease that expires in 2021 and approximately 20,640 square feet in Austin, Texas for an office under a lease that expires in 2019. We also maintain space for our East Coast sales team in New York, New York.

We lease more than 11,000 square feet of space in London for our European headquarters, which includes sales and business operations. We currently maintain space in France, which we use to deliver sales support and professional services locally. We intend to expand further in Europe as needed to support our growing customer base.

We also have an office in Tokyo to target the Asia Pacific market.

We lease all of our facilities and do not own any real property. We intend to procure additional space as we add employees and expand geographically. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate expansion of our operations.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of October 31, 2014:

Name	Age	Position(s)

Executive Officers

Aaron Levie	29	Chairman and Chief Executive Officer

Dan Levin	50	President, Chief Operating Officer and Director

Dylan Smith	29	Chief Financial Officer and Director

Peter McGoff	50	Senior Vice President, General Counsel and Corporate Secretary

Graham Younger	46	Executive Vice President, Worldwide Field Operations

Non-Employee Directors

Dana Evan(1)(3)	55	Director

Steven Krausz(1)	60	Director

Rory O’Driscoll(1)(2)	49	Director

Gary Reiner(3)	60	Director

Josh Stein(2)(3)	41	Director

Bryan Taylor(2)	44	Director

Padmasree Warrior	54	Director

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and corporate governance committee.

Executive Officers

Aaron Levie co-founded our company and has served as our Chairman since December 2013 and as our Chief Executive Officer and a member of our board of directors since April 2005. Mr. Levie attended the University of Southern California from 2003 to 2005.

Mr. Levie was selected to serve on our board of directors because of the perspective and experience he brings as one of our founders.

Dan Levin has served as our President and Chief Operating Officer since December 2013, as our Chief Operating Officer since July 2010 and as a member of our board of directors since January 2010. From March 2009 to July 2010, Mr. Levin served as an advisor to various technology start-ups, including our company since September 2009. From July 2008 to March 2009, Mr. Levin served as the interim Chief Executive Officer of Picateers Inc., an online photo sales company. Previously, Mr. Levin served in various executive roles at Intuit Inc., a business and financial management solutions company, most recently as Vice President and General Manager, Healthcare. Mr. Levin holds a B.A. in the independent concentration of Applications of Computer Graphics to Statistical Data Analysis from Princeton University.

Mr. Levin was selected to serve on our board of directors because of his extensive experience with technology companies.

Dylan Smith co-founded our company and has served as our Chief Financial Officer and as a member of our board of directors since April 2005. Mr. Smith holds a B.A. in Economics from Duke University.

Mr. Smith was selected to serve on our board of directors because of the perspective and experience he brings as one of our founders.

Peter McGoff has served as our Senior Vice President, General Counsel and Corporate Secretary since April 2012. From June 2000 to April 2012, Mr. McGoff served as Senior Vice President and General Counsel of Informatica Corporation, an enterprise data integration software company. Mr. McGoff holds a B.S. in Finance from California State University, Sacramento, a J.D. from the University of the Pacific and an LL.M. in Intellectual Property Law from the London School of Economics.

Graham Younger has served as our Executive Vice President, Worldwide Field Operations since February 2014. From August 2011 to February 2014, Mr. Younger was employed by SuccessFactors, Inc., a software company and subsidiary of SAP America, Inc., most recently serving as Senior Vice President and General Manager, Global Sales. From August 2008 to August 2011, Mr. Younger was employed by Oracle Corporation, a computer technology company, most recently serving as a Global Vice President of Sales. Mr. Younger is a Computer Science graduate from Birmingham City University, England.

Non-Employee Directors

Dana Evan has served as a member of our board of directors since December 2011. Since July 2007, Ms. Evan has invested in and served on the boards of directors of companies in the internet, technology and media sectors. From May 1996 until July 2007, Ms. Evan served as Chief Financial Officer of VeriSign, Inc., a provider of intelligent infrastructure services for the internet and telecommunications networks. Ms. Evan currently serves on the boards of directors of Criteo S.A., a performance display advertising company, Everyday Health, Inc., a provider of digital health and wellness solutions, Fusion-io, Inc., a flash memory technology company, Proofpoint, Inc., a security-as-a-service provider, and a number of privately held companies. Ms. Evan previously served on the board of directors of Omniture, Inc., an online marketing and web analytics company, until it was acquired by Adobe Systems Incorporated in October 2009. Ms. Evan holds a B.S. in Commerce from Santa Clara University and is a certified public accountant (inactive).

Ms. Evan was selected to serve on our board of directors because of her experience in operations, strategy, accounting, financial management and investor relations at both publicly and privately held technology companies.

Steven Krausz has served as a member of our board of directors since August 2013. Since 1985, Mr. Krausz has served in various roles at U.S. Venture Partners, a venture capital firm, where he currently serves as a Managing Member. Mr. Krausz currently serves on the boards of directors of Imperva, Inc., a data security company, and a number of privately held companies. He previously served on the boards of directors of Guidewire Software, Inc., a provider of software for insurance companies, and Occam Networks, Inc., a broadband network equipment company, until it was acquired by Calix, Inc. in February 2011. Mr. Krausz holds a B.S. in Electrical Engineering from Stanford University and an M.B.A. from the Stanford Graduate School of Business.

Mr. Krausz was selected to serve on our board of directors because of his experience in the venture capital industry and as a director of both publicly and privately held technology companies.

Rory O’Driscoll has served as a member of our board of directors since April 2010. Since 1994, Mr. O’Driscoll has been a Managing Director at Scale Venture Partners, a venture capital firm. Mr. O’Driscoll currently serves on the boards of directors of several privately held companies and previously served on the boards of directors of ExactTarget, Inc., a digital marketing software company, until it was acquired by

salesforce.com, inc. in July 2013, and Omniture, Inc. until it was acquired by Adobe Systems Incorporated in October 2009. Mr. O’Driscoll holds a B.Sc. from the London School of Economics.

Mr. O’Driscoll was selected to serve on our board of directors because of his experience in the venture capital industry and as a director of both publicly and privately held technology companies.

Gary Reiner has served as a member of our board of directors since August 2012. Since November 2011, Mr. Reiner has been an Operating Partner at General Atlantic LLC, a private equity firm. From September 2010 to November 2011, Mr. Reiner served as Special Advisor to General Atlantic. From 1996 to September 2010, Mr. Reiner served as Senior Vice President and Chief Information Officer at General Electric Company, a multinational conglomerate corporation. Mr. Reiner previously held other executive positions with General Electric Company since joining the company in 1991. Mr. Reiner currently serves on the boards of directors of Citigroup Inc., a financial services firm, and Hewlett Packard Company, a computer software, hardware and IT services company. He previously served on the board of directors of Genpact Ltd., a business process management company, and a number of General Atlantic’s privately held portfolio companies. Mr. Reiner holds a B.A. in Economics from Harvard University and an M.B.A. from Harvard Business School.

Mr. Reiner was selected to serve on our board of directors because of his operating and management experience with technology companies.

Josh Stein has served as a member of our board of directors since July 2006. Since December 2006, Mr. Stein has been a Managing Director at Draper Fisher Jurvetson, a venture capital firm he joined in May 2004. Mr. Stein currently serves on the boards of directors of several privately held companies. Mr. Stein holds a B.A. in Psychology from Dartmouth College and an M.B.A. from the Stanford Graduate School of Business.

Mr. Stein was selected to serve on our board of directors because of his experience in the venture capital industry and his knowledge of technology companies.

Bryan Taylor has served as a member of our board of directors since August 2014. Since March 2004, Mr. Taylor has served as a Partner at TPG Capital, a private equity firm. Mr. Taylor currently serves on the boards of directors of IMS Health Holdings, Inc., an information and technology services company, and a number of privately held companies. Mr. Taylor holds a B.A. in Political Science from Stanford University and an M.B.A. from the Stanford Graduate School of Business.

Mr. Taylor was selected to serve on our board of directors because of his experience as a director of both publicly and privately held companies and his knowledge of technology companies.

Padmasree Warrior has served as a member of our board of directors since March 2014. Ms. Warrior has served as Chief Technology Officer since March 2008 and Chief Strategy Officer since July 2012 at Cisco Systems, Inc., a networking equipment provider. Prior to joining Cisco, Ms. Warrior served in various executive roles at Motorola, Inc., a telecommunications company, from 1998 to November 2007, most recently as Executive Vice President and Chief Technology Officer from January 2003 to November 2007. Ms. Warrior currently serves on the board of directors of The Gap, Inc., a retail apparel company. Ms. Warrior holds a B.S. in Chemical Engineering from the Indian Institute of Technology in New Delhi and an M.S. in Chemical Engineering from Cornell University.

Ms. Warrior was selected to serve on our board of directors because of her extensive experience with technology companies.

Our executive officers are appointed by our board of directors and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors or executive officers.

Codes of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of our code of business conduct and ethics will be posted on the investor relations page of our website. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act.

Board of Directors

Our business affairs are managed under the direction of our board of directors. Our board of directors consists of 10 directors, seven of whom qualify as independent under the listing standards of the NYSE. Pursuant to our current certificate of incorporation and amended and restated voting agreement, our current directors were elected as follows:

•	Mr. Levie was elected as the designee reserved for the person serving as our Chief Executive Officer;

•	Mr. Smith was elected as the designee of the holders of our common stock;

•	Ms. Evan and Mr. Levin were elected as the designees of our board of directors;

•	Mr. Krausz was elected as the designee of the holders of our Series B convertible preferred stock;

•	Mr. O’Driscoll was elected as the designee of the holders of our Series C convertible preferred stock;

•	Mr. Reiner was elected as the designee of the holders of our Series E convertible preferred stock;

•	Mr. Stein was elected as the designee of the holders of our Series A convertible preferred stock;

•	Mr. Taylor was elected as the designee of the holders of our Series F convertible preferred stock; and

•	Ms. Warrior was elected by the holders of our voting convertible preferred stock and Existing Class A common stock.

Our amended and restated voting agreement will terminate and the provisions of our current certificate of incorporation by which our directors were elected will be amended and restated in connection with this offering.

After the completion of this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. Following this offering, the persons nominated for director who receive the highest number of affirmative votes at each annual meeting for the class of directors to be elected at such meeting (as further described below) will be elected to our board of directors.

Classified Board of Directors

Our amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering will provide that, immediately after the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:

•	the Class I directors will be Ms. Evan and Messrs. Krausz and Levie, and their terms will expire at the annual meeting of stockholders to be held in 2015;

•	the Class II directors will be Messrs. Levin, Reiner and Stein, and their terms will expire at the annual meeting of stockholders to be held in 2016; and

•	the Class III directors will be Messrs. O’Driscoll, Smith and Taylor and Ms. Warrior, and their terms will expire at the annual meeting of stockholders to be held in 2017.

Each director’s term will continue until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of our directors.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that Mses. Evan and Warrior and Messrs. Krausz, O’Driscoll, Reiner, Stein and Taylor do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of the NYSE. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director and the transactions described in the section titled “Certain Relationships and Related Party Transactions.”

Lead Independent Director

Our board of directors has adopted corporate governance guidelines that provide that one of our independent directors should serve as our Lead Independent Director at any time when our Chief Executive Officer serves as the Chairman of our board of directors or if the Chairman is not otherwise independent. Because Mr. Levie is our Chairman and Chief Executive Officer, our board of directors has appointed Mr. O’Driscoll to serve as our Lead Independent Director. As Lead Independent Director, Mr. O’Driscoll will preside over periodic meetings of our independent directors, serve as a liaison between our Chairman and our independent directors and perform such additional duties as our board of directors may otherwise determine and delegate.

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Ms. Evan and Messrs. Krausz and O’Driscoll, each of whom is a non-employee director, comprise our audit committee. Ms. Evan is the chair of our audit committee. Our board of directors has determined that each of the members of our audit committee satisfies the requirements for independence and financial literacy under the listing standards of the NYSE and SEC rules and regulations. Our board of directors has also determined that Ms. Evan qualifies as an “audit committee financial expert” as defined in the SEC rules and satisfies the financial sophistication requirements of the NYSE, and that simultaneous service by Ms. Evan on the audit committees of more than three public companies does not impair her ability to effectively serve on our audit committee. Our audit committee is responsible for, among other things:

•	selecting and hiring our independent registered public accounting firm;

•	evaluating the performance and independence of our independent registered public accounting firm;

•	approving the audit and pre-approving any non-audit services to be performed by our independent registered public accounting firm;

•	reviewing our financial statements and related disclosures and reviewing our critical accounting policies and practices;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures and our disclosure controls and procedures;

•	overseeing procedures for the treatment of complaints on accounting, internal accounting controls, or audit matters;

•	reviewing and discussing with management and the independent registered public accounting firm the results of our annual audit and the financial statements included in our publicly filed reports;

•	reviewing and approving any proposed related person transactions; and

•	preparing the audit committee report included in our annual proxy statement.

Our audit committee will operate under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the NYSE.

Compensation Committee

Messrs. O’Driscoll, Stein and Taylor, each of whom is a non-employee director, comprise our compensation committee. Mr. Stein is the chair of our compensation committee. Our board of directors has determined that each member of our compensation committee satisfies the requirements for independence under the listing standards of the NYSE and the applicable rules and regulations of the SEC. Each member of our compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code. Our compensation committee is responsible for, among other things:

•	reviewing and approving our Chief Executive Officer’s and other executive officers’ annual base salaries, incentive compensation plans, including the specific goals and amounts, equity compensation, employment agreements, severance arrangements and change in control agreements, and any other benefits, compensation or arrangements;

•	administering our equity compensation plans;

•	overseeing our overall compensation philosophy, compensation plans and benefits programs; and

•	preparing the compensation committee report included in our annual proxy statement.

Our compensation committee will operate under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the NYSE.

Nominating and Corporate Governance Committee

Ms. Evan and Messrs. Reiner and Stein, each of whom is a non-employee director, comprise our nominating and corporate governance committee. Mr. Reiner is the chair of our nominating and corporate governance committee. Our board of directors has determined that each member of our nominating and corporate governance committee satisfies the requirements for independence under the listing standards of the NYSE. Our nominating and corporate governance committee is responsible for, among other things:

•	evaluating and making recommendations regarding the composition, organization and governance of our board of directors and its committees;

•	evaluating and making recommendations regarding the creation of additional committees or the change in mandate or dissolution of committees;

•	reviewing and making recommendations with regard to our corporate governance guidelines; and

•	reviewing and approving conflicts of interest of our directors and corporate officers, other than related person transactions reviewed by our audit committee.

Our nominating and corporate governance committee will operate under a written charter that satisfies the listing standards of the NYSE.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or our compensation committee.

Mr. O’Driscoll, a member of our compensation committee, is a Managing Director at Scale Venture Partners. Since January 1, 2011, Scale Venture Partners III, L.P. (SVP III) has purchased shares of our redeemable convertible preferred stock in the following transactions: in February 2011, SVP III purchased an aggregate of 503,056 shares of our Series D redeemable convertible preferred stock from us at a purchase price of $3.1619 per share, for an aggregate purchase price of $1,590,613; and in August 2012, SVP III purchased an aggregate of 38,183 shares of our Series E redeemable convertible preferred stock from us at a purchase price of $13.0949 per share, for an aggregate purchase price of $500,003.

Mr. Stein, a member of our compensation committee, is a Managing Director at Draper Fisher Jurvetson. Since January 1, 2011, entities affiliated with Draper Fisher Jurvetson (DFJ Entities) have purchased shares of our redeemable convertible preferred stock in the following transactions: in February 2011, the DFJ Entities purchased an aggregate of 1,715,928 shares of our Series D redeemable convertible preferred stock from us at a purchase price of $3.1619 per share, for an aggregate purchase price of $5,425,593; in August 2011, the DFJ Entities purchased an aggregate of 996,090 shares of our Series D-1 redeemable convertible preferred stock from us at a purchase price of $8.0314 per share, for an aggregate purchase price of $7,999,998; in August 2012, the DFJ Entities purchased an aggregate of 229,097 shares of our Series E redeemable convertible preferred stock from us at a purchase price of $13.0949 per share, for an aggregate purchase price of $3,000,003; and in October 2013, the DFJ Entities purchased an aggregate of 277,778 shares of our Series E-1 redeemable convertible preferred stock from us at a purchase price of $18.00 per share, for an aggregate purchase price of $5,000,004. In October 2011, we entered into a stock purchase agreement pursuant to which certain of our stockholders, including the DFJ Entities, sold an aggregate of 350,514 shares of our Series A redeemable convertible preferred stock, 1,345,970 shares of our Series B redeemable convertible preferred stock and 509,633 shares of our Series C redeemable convertible preferred stock to entities affiliated with Bessemer Venture Partners at a purchase price of $9.0657 per share, for an aggregate purchase price of $19,999,995.

The sale of our redeemable convertible preferred stock to SVP III and the DFJ Entities was made in connection with our redeemable convertible preferred stock financings and on substantially the same terms and conditions as all other sales of our redeemable convertible preferred stock by us in each such financing. SVP III and the DFJ Entities are also party to our investors’ rights agreement, right of first refusal and co-sale agreement and voting agreement. See the section titled “Certain Relationships and Related Party Transactions” for further description of these transactions.

Non-Employee Director Compensation

Our non-employee directors do not currently receive, and did not receive in fiscal 2014, any cash compensation for their service on our board of directors or committees of our board of directors.

As of January 31, 2014, Ms. Evan held 160,000 shares of our Class B common stock pursuant to the early exercise of an option to purchase shares of our Class B common stock, of which 76,667 shares were subject to a right of repurchase held by us. The shares began to vest on January 31, 2012 and vest in 48 equal monthly installments; provided, however, that the shares shall become fully vested if Ms. Evan is terminated or resigns from her position as a director in connection with or within 12 months of a change in control.

Our directors who are also our employees receive no additional compensation for their service as directors. During fiscal 2014, Messrs. Levie, Levin and Smith were our employees. See the section titled “Executive Compensation” for additional information about the compensation paid to Messrs. Levie, Levin and Smith.

We do not currently have a policy or plan to make equity award grants or pay cash retainers to our non-employee directors at a particular time, of a particular value or of a particular amount. Following the completion of this offering, we intend to implement a formal policy pursuant to which our non-employee directors would be eligible to receive equity awards and cash retainers as compensation for service on our board of directors and committees of our board of directors.

EXECUTIVE COMPENSATION

Fiscal 2014 Summary Compensation Table

The following table presents summary information regarding the total compensation for services rendered in all capacities that was earned by our Chief Executive Officer and our two other most highly compensated executive officers in fiscal 2014. The individuals listed in the table below are our named executive officers for fiscal 2014.

Name and Principal Position	Fiscal Year	Salary($)		Bonus ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Aaron Levie	2014	150,833		38,750	—	—	87	189,670
Chairman and Chief	2013	140,833		—	1,827,185	39,773	53	2,007,844
Executive Officer

Dan Levin	2014	240,000	(5)	60,000	1,656,552	—	388	1,956,940
President and Chief
Operating Officer

Dylan Smith	2014	202,500	(6)	50,000	311,858	—	114	564,472
Chief Financial Officer	2013	182,500		—	450,236	52,761	80	685,577

(1)	The amounts reported represent discretionary bonuses earned in fiscal 2014.
(2)	The amounts reported represent the grant date fair value of the stock options granted to the named executive officers during fiscal 2013 and fiscal 2014 as computed in accordance with FASB ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in the notes to our audited consolidated financial statements included in this prospectus.
(3)	The amounts reported represent amounts earned in fiscal 2013 under our 2012 executive bonus program.
(4)	The amounts reported represent amounts paid on behalf of the named executive officers for basic life insurance.
(5)	Mr. Levin’s annual salary was increased to $275,000 effective March 2014.
(6)	Mr. Smith’s annual salary was increased to $250,000 effective March 2014.

Non-Equity Incentive Plan Compensation

Executive Bonus Program

We sponsored a 2012 executive bonus program (2012 Bonus Program) that covered calendar year 2012. Our named executive officers for fiscal 2013 were eligible to participate in our 2012 Bonus Program. Incentives under our 2012 Bonus Program were payable based on our achievement of certain company financial targets. For calendar year 2012, the performance metric was tied to the acquisition of new and recurring business revenue. Subject to achieving the performance metric, each participant was eligible to receive a target incentive payment as a percentage of the participant’s base salary. For calendar year 2012, the target incentives for each eligible named executive officer were as follows: (i) Aaron Levie, 40% of his base salary; and (ii) Dylan Smith, 40% of his base salary. During calendar year 2012, we achieved the performance metric at a level that triggered the payments described in the Fiscal 2014 Summary Compensation Table.

In addition, as a result of transitioning to a January 31 fiscal year-end, we paid out bonuses to cover the additional one month for the remainder of fiscal 2013. For this one-month period, we paid each executive 1/12 of his target amount for calendar year 2012.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding equity awards held by our named executive officers at January 31, 2014.

	Option Awards						Stock Awards
	Grant Date		Number of Securities Underlying Unexercised Options		Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)		Market Value of Shares of Stock That Have Not Vested ($)
Name			Exercisable (#)	Unexercisable (#)
Aaron Levie	07/15/2010	(1)	515,235	73,606	0.29	07/14/2020	—		—
	04/07/2011	(2)	25,000	—	0.59	04/06/2021	—		—
	04/02/2012	(3)	385,000	385,000	1.16	04/01/2022	—		—
	04/02/2012	(4)	102,500	307,500	4.00	04/01/2022	—		—
	04/02/2012	(5)	—	410,000	4.00	04/01/2022	—		—
	04/27/2012	(6)	—	410,000	4.00	04/26/2022	—		—
Dan Levin	04/19/2013	(7)	34,375	265,625	4.63	04/18/2023	—		—
	04/19/2013	(8)	150,000	150,000	4.63	04/18/2023	—		—
Dylan Smith	07/15/2010		—	—	—	—	42,973	(9)	604,200	(10)
	04/07/2011	(2)	17,362	—	0.59	04/06/2021	—		—
	04/01/2012	(11)	160,000	80,000	1.16	03/31/2022	—		—
	04/01/2012	(12)	35,000	105,000	1.16	03/31/2022	—		—
	02/07/2013	(7)	16,041	123,959	4.63	02/06/2023	—		—

(1)	One forty-eighth of the shares subject to the option vested on August 1, 2010 and one forty-eighth of the shares vest monthly thereafter, subject to continued service to us.
(2)	One thirty-sixth of the shares subject to the option vested on February 1, 2011 and one thirty-sixth of the shares vest monthly thereafter, subject to continued service to us.
(3)	One forty-eighth of the shares subject to the option vested on February 1, 2012 and one forty-eighth of the shares vest monthly thereafter, subject to continued service to us.
(4)	One forty-eighth of the shares subject to the option vested on February 1, 2013 and one forty-eighth of the shares vest monthly thereafter, subject to continued service to us.
(5)	One forty-eighth of the shares subject to the option vest on February 1, 2014 and one forty-eighth of the shares vest monthly thereafter, subject to continued service to us.
(6)	One forty-eighth of the shares subject to the option vest on February 1, 2015 and one forty-eighth of the shares vest monthly thereafter, subject to continued service to us.
(7)	One ninety-sixth of the shares subject to the option vest monthly over two years beginning on February 1, 2013 and one thirty-second of the shares vest monthly thereafter, subject to continued service to us.
(8)	One-twelfth of the shares subject to the option vested on August 29, 2013 and one-twelfth of the shares vest monthly thereafter, subject to continued service to us.
(9)	Shares acquired pursuant to an early exercise provision and subject to a right of repurchase we held as of January 31, 2014. One forty-eighth of the 343,780 shares subject to the underlying option award vested on August 1, 2010 and one forty-eighth of these shares vest monthly thereafter, subject to continued service to us.
(10)	This amount reflects the fair market value of our common stock of $14.06 per share as of January 31, 2014 multiplied by the amount shown in the column for the Number of Shares of Stock That Have Not Vested.
(11)	One thirty-sixth of the shares subject to the option vested on February 1, 2012 and one thirty-sixth of the shares vest monthly thereafter, subject to continued service to us.
(12)	One ninety-sixth of the shares subject to the option vest monthly over two years beginning on January 1, 2012 and one thirty-second of the shares vest monthly thereafter, subject to continued service to us.

Executive Employment Agreements

Aaron Levie

Prior to the completion of this offering, we intend to enter into a confirmatory employment letter with Aaron Levie, our Chairman and Chief Executive Officer. The confirmatory employment letter will have no specific term and will provide that Mr. Levie is an at-will employee. Mr. Levie’s current annual base salary is $155,000, and he is eligible for annual target incentive payments equal to 50% of his base salary.

Dan Levin

Prior to the completion of this offering, we intend to enter into a confirmatory employment letter with Dan Levin, our President and Chief Operating Officer. The confirmatory employment letter will have no specific term and will provide that Mr. Levin is an at-will employee. Mr. Levin’s current annual base salary is $275,000, and he is eligible for annual target incentive payments equal to 50% of his base salary.

Dylan Smith

Prior to the completion of this offering, we intend to enter into a confirmatory employment letter with Dylan Smith, our Chief Financial Officer. The confirmatory employment letter will have no specific term and will provide that Mr. Smith is an at-will employee. Mr. Smith’s current annual base salary is $250,000, and he is eligible for annual target incentive payments equal to 50% of his base salary.

Change in Control and Severance Agreements

In June 2014, our compensation committee approved change in control and severance agreements, or change in control agreements, for our named executive officers, which require us to make specific payments and benefits in connection with the termination of such named executive officers’ employment under certain circumstances. These change in control agreements superseded any other agreement or arrangement relating to severance benefits with these named executive officers or any terms of their option agreements related to vesting acceleration or other similar severance-related terms. The descriptions that follow describe such payments and benefits that may be owed by us to each of our named executive officers upon the named executive officer’s termination under certain circumstances.

The change in control agreements will remain in effect for an initial term of three years. At the end of the initial term, each agreement will automatically renew for an additional one-year period unless either party provides notice of nonrenewal within 90 days prior to the date of the automatic renewal. The change in control agreements also acknowledge that each named executive officer is an at-will employee, whose employment can be terminated at any time.

In order to receive the severance benefits described below, each named executive officer is obligated to execute a release of claims against us, provided such release of claims becomes effective and irrevocable no later than 60 days following such named executive officer’s termination date, and to continue to comply with the terms of the named executive officer’s proprietary agreement with us.

In the event of a termination of employment without “cause” (as generally defined below) outside of the “change in control period” (as generally defined below), a named executive officer will receive the following:

•	continued payments of base salary for six months; and

•	paid COBRA benefits for six months.

In the event of a termination of employment without “cause” or a resignation for “good reason” (as generally defined below) during the “change of control period,” a named executive officer will receive the following:

•	a lump-sum payment of 12 months of base salary;

•	a lump-sum payment equal to 100% of the target bonus;

•	paid COBRA benefits for 12 months; and

•	100% acceleration of equity awards.

In the event any payment to one of our named executive officers is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code (as a result of a payment being classified as a “parachute payment”

under Section 280G of the Internal Revenue Code), the executive officer will be entitled to receive such payment as would entitle him to receive the greatest after-tax benefit of either the full payment or a lesser payment which would result in no portion of such severance benefits being subject to excise tax.

For the purpose of the change of control agreements, “cause” means generally the occurrence of any of the following:

•	an act of dishonesty by the executive in connection with the executive’s responsibilities as an employee;

•	the executive’s conviction of, or entry of a plea of guilty or nolo contendere to, a felony or any crime involving fraud or embezzlement;

•	the executive’s gross misconduct;

•	the unauthorized use or disclosure by the executive of our proprietary information or trade secrets or those of any other party to whom the executive owes an obligation of nondisclosure as a result of the executive’s relationship with us;

•	the executive’s willful breach of any obligations under any written agreement or covenant with us;

•	the executive’s failure to cooperate with an investigation by a governmental authority; or

•	the executive’s continued failure to perform his duties after notice and a cure period.

For the purpose of the change in control agreements, “good reason” means generally an executive’s voluntary termination following the expiration of any cure period following the occurrence of one or more of the following without the executive’s consent:

•	a material reduction of the executive’s duties, authorities or responsibilities other than a reduction following a change in control where the executive assumes similar functional duties for a stand-alone business unit due to the company becoming part of a larger entity; provided that a reduction resulting from the company not being a stand-alone business unit following a change in control will affirmatively be grounds for good reason;

•	a material reduction of the executive’s base salary; or

•	a material change in the geographic location of the executive’s primary work facility or location.

For the purpose of the change in control agreements, “change in control period” means generally the period beginning three months prior to, and ending 12 months following, a change in control.

Employee Benefit and Stock Plans

2015 Equity Incentive Plan

Prior to the effectiveness of this offering, our board of directors intends to adopt, and we expect our stockholders will approve, our 2015 Equity Incentive Plan (2015 Plan). Our 2015 Plan will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part and is not expected to be utilized until after the completion of this offering. Our 2015 Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code (the Code), to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants, and our parent and subsidiary corporations’ employees and consultants.

Authorized Shares. A total of              shares of our Class A common stock are expected to be reserved for issuance pursuant to our 2015 Plan, of which no awards are issued and outstanding. In addition, the shares reserved for issuance under our 2015 Plan will also include (i) those shares of our Class B common stock reserved but not subject to outstanding awards under our 2011 Plan (as defined below) as of the effective date described above and (ii) shares of our Class B common stock returned to our 2011 Plan as the result of expiration or termination of options (provided that the maximum number of shares that may be added to our 2015 Plan pursuant to (i) and (ii) is              shares). Any such shares under clauses (i) and (ii) above that had covered awards under our 2011 Plan as shares of Class B common stock will, under our 2015 Plan, become issuable instead as Class A common stock on a one-for-one basis. The number of shares of our Class A common stock available for issuance under our 2015 Plan will also include an annual increase on the first day of each fiscal year beginning in fiscal 2017, equal to the least of:

•	shares;

•	% of the outstanding shares of our capital stock as of the last day of our immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.

Plan Administration. Our compensation committee will administer our 2015 Plan. In case of options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code, our compensation committee will consist of two or more “outside directors” within the meaning of Section 162(m). Subject to the provisions of our 2015 Plan, the administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards, and the form of consideration, if any, payable upon exercise. The administrator also has the authority to amend existing awards to reduce their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards with a higher or lower exercise price.

Stock Options. The exercise price of options granted under our 2015 Plan must at least be equal to the fair market value of our Class A common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding capital stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. Subject to the provisions of our 2015 Plan, the administrator determines the term of all other options. After the termination of service of an employee, director, or consultant, he or she may exercise his or her option or stock appreciation right for the period of time stated in his or her award agreement. Generally, if termination is due to death or disability, the option or stock appreciation right will remain exercisable for 12 months. In all other cases, the option or stock appreciation right will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term.

Stock Appreciation Rights. Stock appreciation rights may be granted under our 2015 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our Class A common stock between the exercise date and the date of grant. Subject to the provisions of our 2015 Plan, the administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our Class A common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share of our Class A common stock on the date of grant.

Restricted Stock. Shares of restricted stock may be granted under our 2015 Plan. Restricted stock awards are grants of shares of our Class A common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted and may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us). The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units. Restricted stock units may be granted under our 2015 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our Class A common stock. The administrator determines the terms and conditions of restricted stock units, including the number of units granted, the vesting criteria (which may include achievement of specified performance goals or continued service to us), and the form and timing of payment. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Performance Units and Performance Shares. Performance units and performance shares may be granted under our 2015 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares, or in some combination thereof.

Non-Employee Directors. Our 2015 Plan provides that all non-employee directors will be eligible to receive awards other than incentive stock options under our 2015 Plan. Our 2015 Plan provides that in any given year a non-employee director will not receive (i) cash-settled awards having a grant date fair value greater than $        , increased to $         in connection with his or her initial service; and (ii) stock-settled awards having a grant date fair value greater than $        , increased to $         in connection with his or her initial service, in each case, as determined under generally accepted accounting principles.

Non-Transferability of Awards. Unless the administrator provides otherwise, our 2015 Plan generally does not allow for the transfer of awards, and only the recipient of an award may exercise an award during his or her lifetime.

Merger or Change in Control. Our 2015 Plan provides that in the event of a merger or change in control, as defined in our 2015 Plan, each outstanding award will be treated as the administrator determines, including that the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. The administrator is not required to treat all awards similarly. If there is no assumption or substitution of outstanding awards, the awards will fully vest, all restrictions will lapse, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels, and the awards will become fully exercisable.

Amendment; Termination. Our 2015 Plan will automatically terminate in 2025, unless we terminate it sooner. The administrator has the authority to amend, suspend, or terminate our 2015 Plan provided such action does not impair the existing rights of any participant.

2015 Employee Stock Purchase Plan

Prior to the effectiveness of this offering, our board of directors intends to adopt, and we expect our stockholders will approve, our 2015 Employee Stock Purchase Plan (ESPP). Our ESPP will be effective on the effective date of the registration statement of which this prospectus forms a part. We believe that allowing our employees to participate in our ESPP provides them with a further incentive towards ensuring our success and accomplishing our corporate goals.

Authorized Shares. A total of              shares of our Class A common stock will be made available for sale under our ESPP. The number of shares of our Class A common stock available for issuance under our ESPP will be increased on the first day of each fiscal year beginning in fiscal 2017, with such increase equal to the least of:

•	shares;

•	% of the outstanding shares of our capital stock on the first day of such fiscal year; or

•	such other amount as our board of directors may determine.

Plan Administration. Our compensation committee will administer our ESPP and will have full and exclusive authority to interpret the terms of our ESPP including with respect to eligibility, subject to the conditions of our ESPP as described below.

Eligibility. Generally, all of our employees are eligible to participate if they are employed by us, or any participating subsidiary, for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase shares of our Class A common stock under our ESPP if such employee:

•	immediately after the grant would own capital stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•	holds rights to purchase shares of our Class A common stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of shares of our Class A common stock for each calendar year.

Offering Periods. Our ESPP is intended to qualify under Section 423 of the Code. Each offering period includes purchase periods, which will be approximately      months commencing with one exercise date and ending with the next exercise date. The offering periods are scheduled to start on the first trading day on or after                      and                      of each year, except for the first offering period, which will commence on the first trading day on or after the completion of this offering and will end on the first trading day on or after             .

Contributions. Our ESPP permits participants to purchase shares of our Class A common stock through payroll deductions of up to     % of their eligible compensation. A participant may purchase a maximum of              shares of our Class A common stock during a purchase period.

Exercise of Purchase Right. Amounts deducted and accumulated by the participant are used to purchase shares of our Class A common stock at the end of each purchase period. The purchase price of the shares will be     % of the lower of the fair market value of our Class A common stock on the first trading day of each offering period or on the exercise date. If the fair market value of our Class A common stock on the exercise date is less than the fair market value on the first trading day of the offering period, participants will be withdrawn from the current offering period following their purchase of shares of our Class A common stock on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of our Class A common stock. Participation ends automatically upon termination of employment with us.

Non-Transferability. A participant may not transfer rights granted under our ESPP. If our compensation committee permits the transfer of rights, it may only be done by will, the laws of descent and distribution, or as otherwise provided under our ESPP.

Merger or Change in Control. In the event of a merger or change in control, as defined under our ESPP, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute such outstanding purchase right, the offering period then in progress will be shortened, and a new exercise date will be set. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Amendment; Termination. Our ESPP will automatically terminate in 2035, unless we terminate it sooner. The administrator has the authority to amend, suspend, or terminate our ESPP, except that, subject to certain exceptions described in our ESPP, no such action may adversely affect any outstanding rights to purchase shares of our Class A common stock under our ESPP.

2011 Equity Incentive Plan

Our board of directors adopted, and our stockholders approved, our 2011 Equity Incentive Plan (2011 Plan), in November 2011. Our 2011 Plan was most recently amended in October 2014. We will not grant any additional awards under our 2011 Plan following this offering and will instead grant awards under our 2015 Plan. However, our 2011 Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder.

Authorized Shares. As of October 31, 2014, an aggregate of 21,890,327 shares of our Class B common stock were reserved for issuance under our 2011 Plan. As of October 31, 2014, options to purchase 14,718,645 shares of our Class B common stock and 4,063,953 shares of our Class B common stock issuable upon the vesting of RSUs remained outstanding under our 2011 Plan.

Plan Administration. Our compensation committee currently administers our 2011 Plan. Subject to the provisions of our 2011 Plan, the administrator has the full power and authority to administer our 2011 Plan.

Stock Options. Options to purchase shares of our Class B common stock may be granted under our 2011 Plan. Generally, the exercise price per share of all options must equal at least 100% of the fair market value per share of our common stock on the date the grants are approved by our board of directors. The term of an incentive stock option may not exceed 10 years. An incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of our stock, or any parent or subsidiary corporations, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value per share of our common stock on the date of grant. The administrator will determine the methods of payment of the exercise price of an option. After the termination of service of an employee, director or consultant, the participant may generally exercise his or her options, to the extent vested as of such date of termination, for three months after termination. If termination is due to death, disability or retirement, the option will generally remain exercisable, to the extent vested as of such date of termination, until the one-year anniversary of such termination. However, in no event may an option be exercised later than the expiration of its term. If termination is for cause, then an option automatically expires upon first notification to the participant of such termination.

Stock Appreciation Rights. Stock appreciation rights may be granted under our 2011 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of shares of our common stock between the exercise date and the date of grant.

Stock Awards. Stock awards may be granted under our 2011 Plan. Stock awards are grants of shares of our common stock that are not subject to vesting.

Restricted Stock. Shares of restricted stock may be granted under our 2011 Plan. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest, and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator.

Stock Units. Stock units may be granted under our 2011 Plan. Stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. The administrator determines the terms and conditions of restricted stock units, including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Transferability of Awards. Our 2011 Plan generally does not allow for the transfer of awards, and only the recipient of an award may exercise such an award during his or her lifetime.

Certain Adjustment. In the event of certain changes in our capitalization, the number of shares reserved under our 2011 Plan, the exercise prices of and the number of shares subject to outstanding options, and the purchase price of and the numbers of shares subject to outstanding awards, will be proportionately adjusted, subject to any required action by our board of directors.

Change of Control. Our 2011 Plan provides that, in the event of a change of control (as defined in our 2011 Plan), if an outstanding award is not assumed or substituted for, then the award vests with respect to 25% of the unvested shares and then terminates.

Amendment; Termination. Our board of directors may amend our 2011 Plan at any time, provided that such amendment does not materially adversely affect any rights under outstanding awards without the award holder’s consent. Upon the completion of this offering, our 2011 Plan will be terminated and no further awards will be granted thereunder. All outstanding awards will continue to be governed by their existing terms.

2006 Stock Incentive Plan

Our board of directors adopted, and our stockholders approved, our 2006 Stock Incentive Plan (2006 Plan), in June 2006. Our 2006 Plan was terminated in connection with the adoption of our 2011 Plan and we will not grant any additional awards under our 2006 Plan; however, our 2006 Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder.

Authorized Shares. As of October 31, 2014, an aggregate of 3,331,505 shares of our Class B common stock were reserved for future issuance under our 2006 Plan. As of October 31, 2014, options to purchase 3,331,505 shares of our Class B common stock remained outstanding under our 2006 Plan.

Plan Administration. Our compensation committee currently administers our 2006 Plan. Subject to the provisions of our 2006 Plan, the administrator has the full power and authority to administer our 2006 Plan.

Stock Options. Options to purchase shares of our Class B common stock were available for grant under our 2006 Plan. The administrator will determine the methods of payment of the exercise price of an option. After the termination of service of an employee, director, or consultant, the participant may generally exercise his or her options, to the extent vested as of such date of termination, for three months after termination. If termination is due to death, disability or retirement, the option will generally remain exercisable, to the extent vested as of such date of termination, until the one-year anniversary of such termination. However, in no event may an option be exercised later than the expiration of its term. If termination is for cause, then an option automatically expires upon first notification to the participant of such termination.

Stock Appreciation Rights. Stock appreciation rights were available for grant under our 2006 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of shares of our common stock between the exercise date and the date of grant.

Stock Awards. Stock awards were available for grant under our 2006 Plan. Stock awards are grants of shares of our common stock that are not subject to vesting.

Restricted Stock. Shares of restricted stock were available for grant under our 2006 Plan. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest, and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator.

Stock Units. Stock units were available for grant under our 2006 Plan. Stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. The administrator determines the terms and conditions of restricted stock units, including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion may accelerate the time at which any restrictions will lapse or be removed.

Transferability of Awards. Our 2006 Plan generally does not allow for the transfer of awards, and only the recipient of an award may exercise such an award during his or her lifetime.

Certain Adjustment. In the event of certain changes in our capitalization, the number of shares reserved under our 2006 Plan, the exercise prices of and the number of shares subject to outstanding options, and the purchase price of and the numbers of shares subject to outstanding awards, will be proportionately adjusted, subject to any required action by our board of directors.

Company Transaction. Our 2006 Plan provides that, in the event of a company transaction (as defined in our 2006 Plan) that is not a related party transaction, if an outstanding award is not assumed or substituted for, then the award vests with respect to 25% of the unvested shares and then terminates.

Amendment; Termination. Our board of directors may amend our 2006 Plan at any time, provided that such amendment does not materially adversely affect any rights under outstanding awards without the award holder’s consent. Our 2006 Plan has been terminated, and no further awards will be granted thereunder. All outstanding awards will continue to be governed by their existing terms.

Executive Incentive Plan

In April 2014, our compensation committee adopted an Executive Incentive Plan (Bonus Plan) that allows our compensation committee to provide cash incentive awards to selected employees, including our named executive officers, based upon performance goals established by our compensation committee.

Under our Bonus Plan, our compensation committee will determine the performance goals applicable to any award. The performance goals include attainment of research and development milestones, billings, bookings, business divestitures and acquisitions, cash flow, cash position, contract awards or backlog, customer-related measures, customer retention rates from an acquired company, business unit or division, earnings (which may include earnings before interest, taxes, depreciation and amortization, earnings before taxes and net earnings), earnings per share, expenses, gross margin, growth in stockholder value relative to the moving average of the S&P 500 Index or another index, internal rate of return, inventory turns, inventory levels, market share, net billings, net income, net profit, net sales, new product development, new product invention or innovation, number of customers, operating cash flow, operating expenses, operating income, operating margin, overhead or other expense reduction, product defect measures, product release timelines, productivity, profit, return on assets, return on capital, return on equity, return on investment, return on sales, revenue, revenue growth, sales results, sales growth, stock price, time to market, total stockholder return, working capital, and individual objectives such as MBOs, peer reviews or other subjective or objective criteria. Performance goals that include our financial results may be determined in accordance with GAAP or such financial results may consist of non-GAAP financial measures, and any actual results may be adjusted by our compensation committee for one-time items or unbudgeted or unexpected items when determining whether the performance goals have been met. The goals may be on the basis of any factors our compensation committee determines relevant and may be adjusted on an individual, divisional, business unit or company-wide basis. The performance goals may differ from participant to participant and from award to award.

Our compensation committee may, in its sole discretion and at any time, increase, reduce or eliminate a participant’s actual award, and/or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in our compensation committee’s discretion. Our compensation committee may determine the amount of any reduction on the basis of such factors as it deems relevant, and it is not required to establish any allocation or weighting with respect to the factors it considers.

Actual awards will be paid in cash only after they are earned, which usually requires continued employment through the date a bonus is paid.

Our compensation committee will have the authority to amend, alter, suspend or terminate our Bonus Plan provided such action does not impair the existing rights of any participant with respect to any earned bonus.

401(k) Plan

We maintain a tax-qualified retirement plan (401(k) Plan) that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation subject to applicable annual Code limits. We have the ability to make discretionary contributions to our 401(k) Plan but have not done so to date. Employees’ pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employees are immediately and fully vested in their contributions. Our 401(k) Plan is intended to be qualified under Section 401(a) of the Code with our 401(k) Plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to our 401(k) Plan and earnings on those contributions are not taxable to the employees until distributed from our 401(k) Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements that are described in the sections titled “Management” and “Executive Compensation,” and the registration rights described in the section titled “Description of Capital Stock—Registration Rights,” we describe below transactions and series of similar transactions since January 1, 2011, and currently proposed transactions, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities (each, a related person), had or will have a direct or indirect material interest.

Other than as described below, since January 1, 2011, there has not been, nor is there currently proposed, any transactions or series of similar transactions in which we were, or currently propose to be, a party where the amount involved exceeds, or will exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described below were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.

Equity Financings

Series D Redeemable Convertible Preferred Stock Financing

From February 2011 through April 2011, we sold an aggregate of 11,543,699 shares of our Series D redeemable convertible preferred stock at a purchase price of $3.1619 per share, for an aggregate purchase price of $36,500,022, pursuant to our Series D redeemable convertible preferred stock financing. Concurrently, we entered into a stock purchase agreement pursuant to which certain holders of our capital stock, including Dylan Smith, our Chief Financial Officer and a member of our board of directors, sold an aggregate of 411,138 shares of our common stock to purchasers, including the Series D Investors (as defined below), at a purchase price of $3.1619 per share, for an aggregate purchase price of $1,299,977, and each such purchaser exchanged such shares of our common stock for an equivalent number of shares of our Series D redeemable convertible preferred stock. The following table summarizes purchases of our Series D redeemable convertible preferred stock by related persons (Series D Investors):

Stockholder	Shares of Series D Redeemable Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Draper Fisher Jurvetson(1)	1,715,928	5,425,593
U.S. Venture Partners IX, L.P.(2)	943,672	2,983,797
Scale Venture Partners III, L.P.(3)	503,056	1,590,613

(1)	Affiliates of Draper Fisher Jurvetson holding our securities whose shares are aggregated for purposes of reporting share ownership information are Draper Associates, L.P., Draper Fisher Jurvetson Fund VIII, L.P., Draper Fisher Jurvetson Fund IX, L.P., Draper Fisher Jurvetson Growth Fund 2006, L.P., Draper Fisher Jurvetson Partners VIII, LLC, Draper Fisher Jurvetson Partners IX, LLC and Draper Fisher Jurvetson Partners Growth Fund 2006, LLC. Josh Stein, a member of our board of directors, is a Managing Director at Draper Fisher Jurvetson.
(2)	Steven Krausz, a member of our board of directors, is a Managing Member at U.S. Venture Partners.
(3)	Rory O’Driscoll, a member of our board of directors, is a Managing Director at Scale Venture Partners.

Series D-1 Redeemable Convertible Preferred Stock Financing

From August 2011 through September 2011, we sold an aggregate of 3,218,033 shares of our Series D-1 redeemable convertible preferred stock at a purchase price of $8.0314 per share, for an aggregate purchase price of $25,845,311, pursuant to our Series D-1 redeemable convertible preferred stock financing. Concurrently, we entered into a stock purchase agreement pursuant to which certain holders of our capital stock, including Aaron Levie, Dylan Smith and Dan Levin, each of whom is a member of our board of directors and an executive officer, sold an aggregate of 641,815 shares of our common stock to purchasers, including the Series D-1 Investors (as defined below), at a purchase price of $8.0314 per share, for an aggregate purchase price of $5,154,673, and each such purchaser exchanged such shares of our common stock for an equivalent number of shares of our Series D-1 redeemable convertible preferred stock. The following table summarizes purchases of our Series D-1 redeemable convertible preferred stock by related persons (Series D-1 Investors):

Stockholder	Shares of Series D-1 Redeemable Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Draper Fisher Jurvetson(1)	996,090	$7,999,998

(1)	Affiliates of Draper Fisher Jurvetson holding our securities whose shares are aggregated for purposes of reporting share ownership information are Draper Associates, L.P., Draper Fisher Jurvetson Fund VIII, L.P., Draper Fisher Jurvetson Fund IX, L.P., Draper Fisher Jurvetson Growth Fund 2006, L.P., Draper Fisher Jurvetson Partners VIII, LLC, Draper Fisher Jurvetson Partners IX, LLC and Draper Fisher Jurvetson Partners Growth Fund 2006, LLC. Josh Stein, a member of our board of directors, is a Managing Director at Draper Fisher Jurvetson.

Series D-2 Redeemable Convertible Preferred Stock Financing

From October 2011 through March 2012, we sold an aggregate of 3,529,927 shares of our Series D-2 redeemable convertible preferred stock at a purchase price of $9.0657 per share, for an aggregate purchase price of $32,001,260, pursuant to our Series D-2 redeemable convertible preferred stock financing. The following table summarizes purchases of our Series D-2 redeemable convertible preferred stock by related persons:

Stockholder	Shares of Series D-2 Redeemable Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Bessemer Venture Partners(1)	1,654,588	$14,999,999

(1)	Affiliates of Bessemer Venture Partners holding our securities whose shares are aggregated for purposes of reporting share ownership information are Bessemer Venture Partners VIII L.P. and Bessemer Venture Partners VIII Institutional L.P.

Concurrently with our Series D-2 redeemable convertible preferred stock financing, we entered into a stock purchase agreement pursuant to which entities affiliated with Draper Fisher Jurvetson and U.S. Venture Partners IX, L.P. sold an aggregate of 350,514 shares of our Series A redeemable convertible preferred stock, 1,345,970 shares of our Series B redeemable convertible preferred stock and 509,633 shares of our Series C redeemable convertible preferred stock to entities affiliated with Bessemer Venture Partners at a purchase price of $9.0657 per share, for an aggregate purchase price of $19,999,995.

Series E Redeemable Convertible Preferred Stock Financing

From August 2012 through October 2012, we sold an aggregate of 11,454,838 shares of our Series E redeemable convertible preferred stock at a purchase price of $13.0949 per share, for an aggregate purchase price of $149,999,959, pursuant to our Series E redeemable convertible preferred stock financing. The following table summarizes purchases of our Series E redeemable convertible preferred stock by related persons:

Stockholder	Shares of Series E Redeemable Convertible Preferred Stock	Total Purchase Price
Entities affiliated with General Atlantic(1)	7,636,560	$99,999,990
Entities affiliated with Bessemer Venture Partners(2)	916,386	11,999,984
Entities affiliated with Draper Fisher Jurvetson(3)	229,097	3,000,003
Scale Venture Partners III, L.P.(4)	38,183	500,003

(1)	Affiliates of General Atlantic holding our securities whose shares are aggregated for purposes of reporting share ownership information are General Atlantic Partners 90, L.P., GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC, GAP Coinvestments CDA, L.P. and GAPCO GmbH & Co. KG. Gary Reiner, a member of our board of directors, is an Operating Partner at General Atlantic.
(2)	Affiliates of Bessemer Venture Partners holding our securities whose shares are aggregated for purposes of reporting share ownership information are Bessemer Venture Partners VIII L.P. and Bessemer Venture Partners VIII Institutional L.P.
(3)	Affiliates of Draper Fisher Jurvetson holding our securities whose shares are aggregated for purposes of reporting share ownership information are Draper Associates, L.P., Draper Fisher Jurvetson Fund VIII, L.P., Draper Fisher Jurvetson Fund IX, L.P., Draper Fisher Jurvetson Growth Fund 2006, L.P., Draper Fisher Jurvetson Partners VIII, LLC, Draper Fisher Jurvetson Partners IX, LLC and Draper Fisher Jurvetson Partners Growth Fund 2006, LLC. Josh Stein, a member of our board of directors, is a Managing Director at Draper Fisher Jurvetson.
(4)	Rory O’Driscoll, a member of our board of directors, is a Managing Director at Scale Venture Partners.

In connection with our Series E redeemable convertible preferred stock financing, we entered into a stock purchase agreement pursuant to which certain holders of our capital stock, including Aaron Levie, Dan Levin and Dylan Smith, each of whom is a member of our board of directors and an executive officer, sold an aggregate of 488,340 shares of our common stock at a purchase price of $12.00 per share, for an aggregate purchase price of $5,860,080.

Series E-1 Redeemable Convertible Preferred Stock Financing

From October 2013 through January 2014, we sold an aggregate of 5,554,440 shares of our Series E-1 redeemable convertible preferred stock at a purchase price of $18.00 per share, for an aggregate purchase price of $99,979,920, pursuant to our Series E-1 redeemable convertible preferred stock financing. The following table summarizes purchases of our Series E-1 redeemable convertible preferred stock by related persons:

Stockholder	Shares of Series E-1 Redeemable Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Draper Fisher Jurvetson(1)	277,778	$5,000,004
Entities affiliated with Bessemer Venture Partners(2)	260,000	4,680,000

(1)	Affiliates of Draper Fisher Jurvetson holding our securities whose shares are aggregated for purposes of reporting share ownership information are Draper Associates, L.P., Draper Fisher Jurvetson Fund VIII, L.P., Draper Fisher Jurvetson Fund IX, L.P., Draper Fisher Jurvetson Growth Fund 2006, L.P., Draper Fisher Jurvetson Partners VIII, LLC, Draper Fisher Jurvetson Partners IX, LLC and Draper Fisher Jurvetson Partners Growth Fund 2006, LLC. Josh Stein, a member of our board of directors, is a Managing Director at Draper Fisher Jurvetson.
(2)	Affiliates of Bessemer Venture Partners holding our securities whose shares are aggregated for purposes of reporting share ownership information are Bessemer Venture Partners VIII L.P. and Bessemer Venture Partners VIII Institutional L.P.

Series F Redeemable Convertible Preferred Stock Financing

In July 2014, we sold an aggregate of 7,500,000 shares of our Series F redeemable convertible preferred stock at a purchase price of $20.00 per share, for an aggregate purchase price of $150,000,000, pursuant to our Series F redeemable convertible preferred stock financing. The following table summarizes purchases of our Series F redeemable convertible preferred stock by related persons:

Stockholder	Shares of Series F Redeemable Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Coatue Management(1)	3,750,000	$75,000,000

(1)	Affiliates of Coatue Management holding our securities whose shares are aggregated for purposes of reporting share ownership information are Exuma Offshore Master Fund Ltd., Coatue Offshore Master Fund, Ltd. and Coatue Private Fund I LP.

Investors’ Rights Agreement

We are party to an investors’ rights agreement which provides, among other things, that certain holders of our capital stock, including entities affiliated with Draper Fisher Jurvetson, U.S. Venture Partners IX, L.P., entities affiliated with General Atlantic, Scale Venture Partners III, L.P., entities affiliated with Bessemer Venture Partners, entities affiliated with Coatue Management, Aaron Levie, our Chairman and Chief Executive Officer, and Dylan Smith, our Chief Financial Officer, have the right to demand that we file a registration statement or request that their shares of our capital stock be included on a registration statement that we are otherwise filing. See the section titled “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Right of First Refusal

Pursuant to our equity compensation plans and certain agreements with our stockholders, including a right of first refusal and co-sale agreement with certain holders of our capital stock, including entities affiliated with Draper Fisher Jurvetson, U.S. Venture Partners IX, L.P., entities affiliated with General Atlantic, Scale Venture Partners III, L.P., entities affiliated with Bessemer Venture Partners, entities affiliated with Coatue Management, Aaron Levie, our Chairman and Chief Executive Officer, Dylan Smith, our Chief Financial Officer, and Dan Levin, our President and Chief Operating Officer, we or our assignees have a right to purchase shares of our capital stock which stockholders propose to sell to other parties. This right will terminate upon the completion of this offering. Since January 1, 2011, we have waived our right of first refusal in connection with the sale of certain shares of our capital stock, including sales by certain of our executive officers, resulting in the purchase of such shares by certain of our stockholders, including related persons. See the section titled “Principal Stockholders” for additional information regarding beneficial ownership of our capital stock.

Voting Agreement

We are party to a voting agreement under which certain holders of our capital stock, including entities affiliated with Draper Fisher Jurvetson, U.S. Venture Partners IX, L.P., entities affiliated with General Atlantic, Scale Venture Partners III, L.P., entities affiliated with Bessemer Venture Partners, entities affiliated with Coatue Management, Aaron Levie, our Chairman and Chief Executive Officer, Dylan Smith, our Chief Financial Officer, and Dan Levin, our President and Chief Operating Officer, have agreed as to the manner in which they will vote their shares of our capital stock on certain matters, including with respect to the election of directors. Upon the completion of this offering, the voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Limitation of Liability and Indemnification of Officers and Directors

Prior to the completion of this offering, we expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, prior to the completion of this offering, we expect to adopt amended and restated bylaws which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Further, we have entered into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended restated bylaws, and in indemnification agreements that we have entered into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

Policies and Procedures for Related Person Transactions

Our audit committee will have the primary responsibility for reviewing and approving transactions with related persons. Our audit committee charter provides that our audit committee shall review and approve in advance any related person transactions.

Our board of directors has adopted a formal written policy providing that we are not permitted to enter into any transaction that exceeds $120,000 and in which any related person has a direct or indirect material interest without the consent of our audit committee. In approving or rejecting any such transaction, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our capital stock as of October 31, 2014, and as adjusted to reflect the sale of our Class A common stock offered by us in this offering, for:

•	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our Class A common stock or Class B common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our current executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of our capital stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership prior to the offering is based on no shares of our Class A common stock and 99,454,587 shares of our Class B common stock outstanding as of October 31, 2014, assuming the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our Class B common stock. For more information about the conversion of shares of our Series F redeemable convertible preferred stock, see the section titled “Capitalization.” Applicable percentage ownership after the offering is based on              shares of our Class A common stock and 99,454,587 shares of our Class B common stock outstanding immediately after the completion of this offering, assuming that the underwriters will not exercise their over-allotment option. In computing the number of shares of capital stock beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares of our capital stock subject to options held by the person that are currently exercisable or exercisable within 60 days of October 31, 2014 and issuable upon the vesting of RSUs held by the person within 60 days of October 31, 2014. However, we did not deem such shares of our capital stock outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Box, Inc., 4440 El Camino Real, Los Altos, California 94022.

	Beneficial Ownership Prior to the Offering		Beneficial Ownership After the Offering		Percent of Total Voting Power After the Offering
Name of Beneficial Owner	Number	Percent	Number	Percent
5% Stockholders:
Entities affiliated with Draper Fisher Jurvetson(1)	23,016,047	23.1%
U.S. Venture Partners IX, L.P.(2)	11,713,775	11.8
Entities affiliated with General Atlantic(3)	7,636,560	7.7
Entities affiliated with Coatue Management(4)	6,735,878	6.8
Scale Venture Partners III, L.P.(5)	6,711,857	6.7
Entities affiliated with Bessemer Venture Partners(6)	5,037,091	5.1
Named Executive Officers and Directors:
Aaron Levie(7)	4,056,087	4.0
Dan Levin(8)	1,923,372	1.9
Dylan Smith(9)	1,768,802	1.8
Dana Evan(10)	160,000	*
Steven Krausz(11)	11,713,775	11.8
Rory O’Driscoll(12)	6,711,857	6.7
Gary Reiner	—	—
Josh Stein(13)	23,016,047	23.1
Bryan Taylor	—	—
Padmasree Warrior(14)	9,375	*
All current executive officers and directors as a group (12 persons)(15)	49,592,648	48.2

*	Represents beneficial ownership of less than one percent (1%).
(1)	Consists of (i) 14,904,281 shares held of record by Draper Fisher Jurvetson Fund VIII, L.P. (Fund VIII); (ii) 4,660,560 shares held of record by Draper Fisher Jurvetson Fund IX, L.P. (Fund IX); (iii) 1,490,740 shares held of record by Draper Associates, L.P. (DALP); (iv) 1,390,544 shares held of record by Draper Fisher Jurvetson Growth Fund 2006, L.P. (Growth Fund); (v) 331,206 shares held of record by Draper Fisher Jurvetson Partners VIII, LLC (Partners VIII); (vi) 126,295 shares held of record by Draper Fisher Jurvetson Partners IX, LLC (Partners IX); and (vii) 112,421 shares held of record by Draper Fisher Jurvetson Partners Growth Fund 2006, LLC (Partners Growth). Timothy C. Draper, John H.N. Fisher, and Stephen T. Jurvetson, as the managing directors of the general partner entities of Fund VIII and Fund IX and managing members of Partners VIII and Partners IX share voting and dispositive power with respect to the shares held by Fund VIII, Fund IX, Partners VIII and Partners IX. Mark W. Bailey, Mr. Fisher and Barry M. Schuler, as the managing directors of the general partner of Growth Fund, share voting and dispositive power with respect to the shares held by Growth Fund. Any three of Messrs. Bailey, Draper, Fisher and Jurvetson and Mr. Schuler, as the managing members of Partners Growth, share voting and dispositive power with respect to the shares held by Partners Growth. Mr. Draper, as the President of Draper Associates, Inc., the general partner of DALP, shares voting and dispositive power with respect to the shares held by DALP. The address for each of these entities is c/o Draper Fisher Jurvetson, 2882 Sand Hill Road, Suite 150, Menlo Park, California 94025.
(2)	Consists of 11,713,775 shares held of record by U.S. Venture Partners IX, L.P. (USVP IX). Presidio Management Group IX, L.L.C. (PMG IX), the general partner of USVP IX, has sole voting and dispositive power with respect to the shares held by USVP IX. Irwin Federman, Steven Krausz, David Liddle, Paul Matteucci, Jonathan Root, Casey Tansey and Philip Young, the managing members of PMG IX, share voting and dispositive power with respect to the shares held by USVP IX. The address for each of these entities is c/o U.S. Venture Partners, 2735 Sand Hill Road, Menlo Park, California 94025.
(3)	Consists of (i) 7,076,139 shares held of record by General Atlantic Partners 90, L.P. (GAP 90); (ii) 18,627 shares held of record by GAP Coinvestments CDA, L.P. (GAPCO CDA); (iii) 441,949 shares held of record by GAP Coinvestments III, LLC (GAPCO III); (iv) 82,194 shares held of record by GAP Coinvestments IV, LLC (GAPCO IV); and (v) 17,651 shares held of record by GAPCO GmbH & Co. KG (GAPCO KG, together with GAP 90, GAPCO CDA, GAPCO III and GAPCO IV, the GA Funds). The general partner of GAP 90 is General Atlantic GenPar, L.P. (GA GenPar) and the general partner of GA GenPar is General Atlantic LLC (GA LLC). GA LLC is the managing member of GAPCO III and GAPCO IV. GA LLC is also the general partner of GAPCO CDA. The general partner of GAPCO KG is GAPCO Management GmbH (GAPCO Management). The Managing Directors of GA LLC control the voting and dispositive decisions made by GAPCO KG and GAPCO Management. There are 24 Managing Directors of GA LLC and they may be deemed to share voting and dispositive power with respect to the shares held by the GA Funds. The Managing Directors of GA LLC are William E. Ford, Steven A. Denning, John D. Bernstein, J. Frank Brown, Gabriel Caillaux, Andrew Crawford, Mark F. Dzialga, Cory Eaves, Martin Escobari, Patricia L. Hedley, David C. Hodgson, Rene M. Kern, Jonathan Korngold, Christopher G. Lanning, Jeff Leng, Anton J. Levy, Adrianna C. Ma, Thomas J. Murphy, Sandeep Naik, Andrew C. Pearson, Brett B. Rochkind, David A. Rosenstein, Philip P. Trahanas and Robbert Vorhoff. GA LLC, GA GenPar, GAP 90, GAPCO III, GAPCO IV, GAPCO CDA, GAPCO KG and GAPCO Management are a “group” within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended. The address of the General Atlantic entities (other than GAPCO KG and GAPCO Management) is c/o General Atlantic Service Company, LLC, 55 East 52nd Street, 32nd Floor, New York, New York 10055. The address of GAPCO KG and GAPCO Management is c/o General Atlantic GmbH, Maximilianstrasse 35b, 5th floor, 80539 Munich, Germany.
(4)	Consists of (i) 3,235,878 shares held of record by Coatue Private Fund I LP (Private Fund); (ii) 3,000,000 shares held of record by Coatue Offshore Master Fund, Ltd. (Coatue Master Fund); and (iii) 500,000 shares held of record by Exuma Offshore Master Fund Ltd. (Exuma Master Fund). Coatue Hybrid GP I LLC (General Partner), the general partner of Private Fund, has retained Coatue Management, L.L.C. (Coatue Management) to serve as the investment manager to the Private Fund. Coatue Management also serves as investment manager to both Coatue Master Fund and Exuma Master Fund. Philippe Laffont serves as managing member to both General Partner and Coatue Management and has voting and dispositive power with respect to the shares held by the Private Fund, Coatue Master Fund, and Exuma Master Fund. The address for Philippe Laffont and each of these entities is 9 West 57th Street, 25th Floor, New York, NY 10019.
(5)	Consists of 6,711,857 shares held of record by Scale Venture Partners III, L.P. (SVP III). Scale Venture Management III, LLC (SVM III), the general partner of SVP III, has sole voting and dispositive power with respect to the shares held by SVP III. Stacey Bishop, Kate Mitchell, Rory O’Driscoll and Andy Vitus, the managing members of SVM III, share voting and dispositive power with respect to the shares held by SVP III. The address for each of these entities is c/o Scale Venture Partners, 950 Tower Lane, Suite 700, Foster City, California 94404.
(6)	Consists of (i) 2,750,252 shares held of record by Bessemer Venture Partners VIII Institutional L.P. and (ii) 2,286,839 shares held of record by Bessemer Venture Partners VIII L.P. (collectively, the BVP Funds). Each of Deer VIII & Co. L.P. (Deer VIII L.P.), the general partner of the BVP Funds, and Deer VIII & Co. Ltd. (Deer VIII Ltd.), the general partner of Deer VIII L.P., may be deemed to have voting and dispositive power over the shares held by the BVP Funds. J. Edmund Colloton, David J. Cowan, Byron B. Deeter, Robert P. Goodman, Jeremy S. Levine and Robert M. Stavis are the directors of Deer VIII Ltd. Investment and voting decisions with respect to the shares held by the BVP Funds are made by the directors of Deer VIII Ltd. acting as an investment committee. No stockholder, partner, director, officer, manager, member or employee of Deer VIII L.P. or Deer VIII Ltd. has beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of any shares held by the BVP Funds. The address for each of these entities is c/o Bessemer Venture Partners, 1865 Palmer Avenue, Suite 104, Larchmont, New York 10538.
(7)	Consists of (i) 2,590,372 shares held of record by Mr. Levie; and (ii) 1,465,715 shares subject to options exercisable within 60 days of October 31, 2014, all of which are fully vested as of such date.

(8)	Consists of (i) 1,242,122 shares held of record by Daniel J. Levin and Naomi J. Andrews, as Trustees of the Levin/Andrews Family Trust dated 9/18/99; (ii) 156,250 shares held of record by Daniel J. Levin, as Trustee of the Daniel Levin GRAT dated 12/10/13; (iii) 156,250 shares held of record by Naomi J. Andrews, as Trustee of the Naomi J. Andrews GRAT dated 12/10/13; and (iv) 368,750 shares subject to options exercisable within 60 days of October 31, 2014, all of which are fully vested as of such date.
(9)	Consists of (i) 1,316,545 shares held of record by Mr. Smith; (ii) 85,000 shares held of record by the DCS GRAT of 2014 for which Mr. Smith serves as trustee, and (iii) 367,257 shares subject to options exercisable within 60 days of October 31, 2014, all of which are fully vested as of such date.
(10)	Consists of 160,000 shares held of record by Ms. Evan, of which 43,334 shares may be repurchased by us at the original purchase price of $1.16 within 60 days of October 31, 2014.
(11)	Consists of the shares listed in footnote (2) above, which are held by USVP IX. Mr. Krausz is a managing member at U.S. Venture Partners and shares voting and dispositive power with respect to the shares held by USVP IX.
(12)	Consists of the shares listed in footnote (5) above, which are held by SVP III. Mr. O’Driscoll is a managing member at SVM III and shares voting and dispositive power with respect to the shares held by SVP III.
(13)	Consists of the shares listed in footnote (1) above, which are held by entities affiliated with Draper Fisher Jurvetson. Mr. Stein is a managing director at Draper Fisher Jurvetson and shares voting and dispositive power with respect to the shares held by the entities affiliated with Draper Fisher Jurvetson.
(14)	Consists of (i) 2,250 shares held of record by Ms. Warrior; (ii) 6,000 shares subject to options exercisable within 60 days of October 31, 2014, all of which are fully vested as of such date; and (iii) 1,125 shares issuable upon the vesting of restricted stock units within 60 days of October 31, 2014.
(15)	Consists of (i) 47,300,468 shares beneficially owned by our current executive officers and directors, of which 93,334 shares may be repurchased by us at the original purchase price within 60 days of October 31, 2014; and (ii) 2,292,180 shares subject to options exercisable within 60 days of October 31, 2014, all of which are fully vested as of such date.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect upon the completion of this offering. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part.

Immediately following the completion of this offering, our authorized capital stock will consist of              shares, $0.0001 par value per share, of which:

•	shares are designated as Class A common stock;

•	shares are designated as Class B common stock;

•	shares are designated as common stock; and

•	shares are designated as preferred stock.

As of October 31, 2014, there were no outstanding shares of our Class A common stock and 99,454,587 outstanding shares of our Class B common stock, held by approximately 810 stockholders of record, and no outstanding shares of preferred stock, assuming the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our Class B common stock effective immediately prior to the completion of this offering.

As of October 31, 2014, up to 22,299,890 shares of our Class B common stock will be issuable after this offering upon the exercise or vesting of outstanding stock options or RSUs or in connection with our acquisition of Streem.

Class A Common Stock and Class B Common Stock

Prior to the completion of this offering, we had two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of our Class A common stock and Class B common stock were identical except with respect to voting. The holders of our Class A common stock were entitled to one vote per share, and holders of our Class B common stock had no voting rights.

Upon the completion of this offering, we will have authorized a new class of Class A common stock and a new class of Class B common stock. All currently outstanding shares of our Existing Class A common stock, Existing Class B common stock and redeemable convertible preferred stock will convert into shares of our new Class B common stock. In addition, our RSUs and all options to purchase shares of our capital stock outstanding prior to the completion of this offering will become eligible to be settled in or exercisable for shares of our new Class B common stock.

Unless otherwise indicated, other than in our consolidated financial statements, references in this prospectus to our Class A common stock and Class B common stock are to our new Class A common stock and new Class B common stock, respectively. We refer to our Class A common stock prior to the completion of this offering as “Existing Class A common stock” and our Class B common stock prior to the completion of this offering as “Existing Class B common stock.”

Voting Rights

The holders of our Class A common stock are entitled to one vote per share, and holders of our Class B common stock are entitled to 10 votes per share. The holders of our Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation. Delaware law could require either holders of our Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:

•	if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and

•	if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Our stockholders do not have the ability to cumulate votes for the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide for a classified board of directors consisting of three classes of approximately equal size, each class serving staggered three-year terms. Only one will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Conversion

Each share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. In addition, each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer, whether or not for value, except for certain transfers described in our amended and restated certificate of incorporation, including, without limitation, transfers between Aaron Levie, Dan Levin and Dylan Smith and transfers for tax and estate planning purposes, so long as the transferring holder of Class B common stock continues to hold exclusive voting and dispositive power with respect to the shares transferred.

Once transferred and converted into a share of our Class A common stock, the converted share of our Class B common stock will not be reissued. Following the conversion of all outstanding shares of our Class A common stock and Class B common stock into a single class of common stock, no further shares of our Class A common stock or our Class B common stock will be issued.

Preferred Stock

Upon the completion of this offering, no shares of our preferred stock will be outstanding. Pursuant to our amended and restated certificate of incorporation, our board of directors will have the authority, without further

action by the stockholders, to issue from time to time up to              shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying, deterring, or preventing a change in control. Such issuance could have the effect of decreasing the market price of our Class A common stock. We currently have no plans to issue any shares of preferred stock.

Options

As of October 31, 2014, we had outstanding options to purchase an aggregate of 18,050,150 shares of our Class B common stock, with a weighted-average exercise price of approximately $5.12 per share, under our equity compensation plans.

RSUs

As of October 31, 2014, we had outstanding 4,063,953 shares of our Class B common stock issuable upon the vesting of RSUs under our equity compensation plans.

Registration Rights

After the completion of this offering, certain holders of our Class B common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our Eighth Amended and Restated Investors’ Rights Agreement (IRA) dated as of July 7, 2014. We and certain holders of our redeemable convertible preferred stock are parties to the IRA. With respect to certain of our stockholders, the registration rights set forth in the IRA will expire five years following the completion of this offering, or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares entitled to registration rights pursuant to Rule 144 of the Securities Act during any 90-day period. With respect to other stockholders, the registration rights set forth in the IRA will expire when, following the completion of this offering, such stockholders cease to be an affiliate (as defined pursuant to Rule 405 of the Exchange Act) of us and hold less than five percent of the outstanding shares of our common stock. We will pay the registration expenses (other than underwriting discounts, commissions and stock transfer taxes) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the underwriters have the right, subject to specified conditions, to limit the number of shares such holders may include. In addition, in connection with this offering, we expect that each stockholder that has registration rights will agree not to sell or otherwise dispose of any securities without the prior written consent of the underwriters for a period of 180 days after the date of this prospectus. See the section titled “Underwriters” for additional information regarding such restrictions.

Demand Registration Rights

After the completion of this offering, the holders of up to                      shares of our Class B common stock will be entitled to certain demand registration rights. At any time beginning on August 7, 2015, certain of our stockholders or the holders of at least a majority of the shares entitled to registration rights then outstanding can request that we register the offer and sale of their shares. We are obligated to effect only three such registrations. Such request for registration must cover the registration of at least 20% of the initiating stockholders’ shares entitled to registration rights or the registration of shares with an anticipated aggregate public offering price of at least $2,000,000. If we determine that it would be materially detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days.

Piggyback Registration Rights

After the completion of this offering, if we propose to register any of our securities under the Securities Act, the holders of up to                      shares of our Class B common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, if we propose to file a registration statement under the Securities Act, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

S-3 Registration Rights

After the completion of this offering, the holders of up to                      shares of our Class B common stock will be entitled to certain Form S-3 registration rights. The holders of these shares then outstanding may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers securities the anticipated aggregate public offering price of which is at least $500,000. These stockholders may make an unlimited number of requests for registration on Form S-3. However, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the 12-month period preceding the date of the request. Additionally, if we determine that it would be materially detrimental to us and our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 60 days.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering will contain provisions that could have the effect of delaying, deferring, or discouraging another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, could discourage takeovers, coercive or otherwise. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Dual Class Stock. As described above in “—Class A Common Stock and Class B Common Stock—Voting Rights,” our amended and restated certificate of incorporation will provide for a dual class common stock structure, which will provide our founders, current investors, executives and employees with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

Undesignated Preferred Stock. As discussed above under “—Preferred Stock,” our board of directors will have the ability to designate and issue preferred stock with voting or other rights or preferences that could deter hostile takeovers or delay changes in our control or management.

Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.

Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section titled “Management—Classified Board of Directors.”

Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting. Our amended and restated certificate of incorporation will provide that our stockholders may not act by written consent. This limit on the ability of stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, the holders of a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of stockholders called in accordance with our amended and restated bylaws.

In addition, our amended and restated bylaws will provide that special meetings of the stockholders may be called only by the chairperson of our board of directors, the chief executive officer, the president (in the absence of a chief executive officer) or our board of directors. A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. These advance notice procedures may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of our company.

Amendment of Charter Provisions. Any amendment of the above provisions in our amended and restated certificate of incorporation would require approval by holders of at least 66 2⁄3% of our then outstanding capital stock.

Delaware Anti-Takeover Statute. We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own

15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law and the provisions of our amended and restated certificate of incorporation and amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers, and as a consequence, they might also inhibit temporary fluctuations in the market price of our Class A common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is also possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our Class A common stock and Class B common stock will be Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021.

Limitations of Liability and Indemnification

See the section titled “Certain Relationships and Related Party Transactions—Limitation of Liability and Indemnification of Officers and Directors.”

Exchange Listing

Our Class A common stock has been approved for listing on the NYSE under the symbol “BOX.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the completion of this offering, there has been no public market for shares of our capital stock. Future sales of substantial amounts of shares of our Class A common stock, including shares issued upon the exercise of outstanding options or the vesting of outstanding RSUs, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our Class A common stock or impair our ability to raise equity capital.

Based on shares of our capital stock outstanding as of October 31, 2014, upon the completion of this offering, a total of              shares of Class A common stock and              shares of Class B common stock will be outstanding, assuming the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our Class B common stock immediately prior to the completion of this offering. Of these shares, all of the shares of our Class A common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining shares of our Class B common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Subject to the lock-up agreements described below and the provisions of Rule 144 under the Securities Act, as well as our insider trading policy, these restricted securities will be available for sale in the public market at various times beginning more than 180 days after the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our capital stock proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares of our capital stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our capital stock on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our capital stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares of our capital stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. However, all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

Lock-Up Agreements

We, our directors and executive officers, and other holders of our Class B common stock or securities exercisable for or convertible into our Class B common stock have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC and J. P. Morgan Securities LLC, on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A or Class B common stock or any securities convertible into or exercisable or exchangeable for shares of our Class A or Class B common stock;

•	file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of our Class A or Class B common stock or any securities convertible into or exercisable or exchangeable for our Class A or Class B common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our Class A or Class B common stock;

whether any such transaction described above is to be settled by delivery of shares of our Class A or Class B common stock or such other securities, in cash or otherwise. This agreement is subject to certain exceptions as set forth in the section titled “Underwriters.”

Registration Rights

After the completion of this offering, the holders of up to                      shares of our Class B common stock will be entitled to rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

Registration Statements on Form S-8

Upon the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of our Class A common stock and Class B common stock issued or reserved for issuance under our equity incentive plans. Shares covered by this registration statement will be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements and subject to vesting of such shares.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO

NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our Class A common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service (IRS) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address the potential application of the tax on net investment income, the alternative minimum tax or any tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	tax-exempt organizations;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our Class A common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our Class A common stock as a capital asset within the meaning of Section 1221 of the Code; or

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our Class A common stock, and partners in such partnerships, should consult their tax advisors.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are any holder other than a partnership or other entity classified as a partnership for U.S. federal income tax purposes, or:

•	an individual citizen or resident of the United States (for tax purposes);

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

Distributions

We have not made any distributions on our Class A common stock. However, if we do make distributions on our Class A common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our Class A common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN (or successor form) or other appropriate version of IRS Form W-8 (or successor form), including a U.S. taxpayer identification number, certifying qualification for the reduced rate. A non-U.S. holder of shares of our Class A common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, that are attributable to a permanent establishment or a fixed base maintained by you in the United States), are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI (or successor form) or other applicable IRS Form W-8 (or successor form) properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, generally are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Our Class A Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our Class A common stock unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment or a fixed base maintained by you in the United States);

•	you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our Class A common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” (USRPHC) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our Class A common stock.

We believe that we are not currently and will not become a USRPHC and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our Class A common stock is regularly traded on an established securities market, such Class A common stock will be treated as U.S. real property interests only if you actually or constructively hold more than 5% of such regularly traded Class A common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our Class A common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S.-source capital losses for the year. You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Our Class A common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. Such stock, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on or of proceeds from the disposition of our Class A common stock made to you may be subject to additional information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example, by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Accounts

The Foreign Account Tax Compliance Act (FATCA) generally imposes a U.S. federal withholding tax of 30% on dividends on and the gross proceeds of a disposition of our Class A common stock, paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government, among other things, to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. A U.S. federal withholding tax of 30% also applies to dividends and the gross proceeds of a disposition of our Class A common stock paid to a “non-financial foreign entity” (as specifically defined for purposes of these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. The withholding provisions under FATCA generally apply to dividends on our Class A common stock and, under current transitional rules, are expected to apply with respect to the gross proceeds of a sale or other disposition of our Class A common stock on or after January 1, 2017. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our Class A common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR CLASS A COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Underwriters	Number of Shares
Morgan Stanley & Co. LLC
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
BMO Capital Markets Corp.
Canaccord Genuity Inc.
Pacific Crest Securities LLC
Raymond James & Associates, Inc.
Wells Fargo Securities, LLC

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of our Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of our Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of our Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of our Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to             additional shares of our Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of our Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of our Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of our Class A common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional             shares of our Class A common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $        . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $30,000.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of our Class A common stock offered by them.

Our Class A common stock has been approved for listing on the NYSE under the trading symbol “BOX.”

We and all of our directors and officers and the holders of substantially all of our outstanding securities have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus, or the restricted period:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock or Class B common stock or any securities convertible into or exercisable or exchangeable for shares of our Class A common stock or Class B common stock;

•	file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of our Class A common stock or Class B common stock or any securities convertible into or exercisable or exchangeable for our Class A common stock or Class B common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our Class A common stock or Class B common stock;

whether any such transaction described above is to be settled by delivery of our Class A common stock or Class B common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of our Class A common stock or Class B common stock or any security convertible into or exercisable or exchangeable for our Class A common stock or Class B common stock.

The restrictions described in the immediately preceding paragraph do not apply to our directors, officers and other holders of substantially all of our outstanding securities with respect to:

•	the sale of securities pursuant to the underwriting agreement;

•	the receipt by the security holder of shares of our Class A common stock or Class B common stock upon the exercise of stock options; provided that such shares of Class A common stock or Class B common stock are subject to the restrictions described above and that no public reports or filings will be required or voluntarily made within 30 days after the date of this prospectus, and after such 30th day, any such public reports or filings shall clearly indicate in the footnotes thereto that (i) the filing relates to an exercise of a stock option, (ii) the shares of our Class A common stock or Class B common stock received upon exercise of the stock option are subject to a lock-up agreement and (iii) no securities were sold by the reporting person;

•	transactions relating to shares of our Class A common stock or other securities acquired in open market transactions after the completion of this offering; provided that no public reports or filings will be required or voluntarily made in connection with subsequent sales of our Class A common stock or other securities acquired in such open market transactions;

•	transfers of shares of our Class A common stock or Class B common stock or any security convertible into or exercisable or exchangeable for our Class A common stock or Class B common stock (i) by bona fide gift, will or intestacy; (ii) to an immediate family member of the security holder or to a trust formed for the benefit of the security holder or of an immediate family member; (iii) if the security holder is a corporation, partnership, limited liability company or other business entity (A) to another corporation, partnership, limited liability company or other business entity that controls, is controlled by or is under common control with the security holder or (B) as part of a disposition, transfer or distribution without consideration by the security holder to its equity holders; or (iv) if the security holder is a trust, to a trustor or beneficiary of the trust; provided that, in the case of any such transfer or distribution, each transferee, donee or distributee shall sign and deliver a lock-up agreement and no public reports or filings reporting a reduction of beneficial ownership of shares of our Class A common stock or Class B common stock will be required or voluntarily made during the restricted period;

•	the withholding of shares of our Class A common stock or Class B common stock or any security convertible into or exercisable or exchangeable for shares of our Class A common stock or Class B common stock by us in a transaction solely to satisfy tax withholding and remittance obligations of the security holder or the employer of the security holder in connection with the vesting of RSUs; provided that any public reports or filings that shall be required to be made or voluntarily made in connection with such withholding shall clearly indicate in the footnotes thereto that such withholding of shares or securities was solely by us pursuant to the circumstances described above;

•	the transfer of shares of our Class A common stock or Class B common stock or any security convertible into or exercisable or exchangeable for our Class A common stock or Class B common stock to us pursuant to agreements under which we have the option to repurchase such securities or a right of first refusal with respect to transfers of such securities; provided that no public reports or filings will be required or voluntarily made within 30 days after the date of this prospectus, and after such 30th day, any such public reports or filings shall clearly indicate in the footnotes thereto that (i) such transfer of securities was solely to us pursuant to the circumstances described above and (ii) no securities were sold by the reporting person;

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of our Class A common stock or Class B common stock, provided that (i) such plan does not provide for the transfer of our Class A common stock or Class B common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of our Class A common stock or Class B common stock may be made under such plan during the restricted period;

•	the conversion or reclassification of the outstanding shares of our redeemable convertible preferred stock or other classes of our common stock into shares of our Class A common stock or Class B common stock; provided that such shares of our Class A common stock or Class B common stock remain subject to the terms of the lock-up agreement;

•	the transfer of shares of our Class A common stock or Class B common stock or any security convertible into or exercisable or exchangeable for our Class A common stock or Class B common stock that occurs by order of a court of competent jurisdiction; provided that the transferee shall sign a lock-up agreement and no public reports or filings will be required or voluntarily made in connection with such transfer of securities pursuant to an order of a court of competent jurisdiction;

•	the disposition after the completion of this offering of shares of our Class A common stock or Class B common stock purchased from us pursuant to any employee stock purchase plan; provided that no public reports or filings will be required or voluntarily made in connection with subsequent sales of shares of our Class A common stock or Class B common stock received pursuant to such employee stock purchase plan; or

•	the transfer of shares of our Class A common stock or Class B common stock or any security convertible into or exercisable or exchangeable for our Class A common stock or Class B common stock after the closing of this offering pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of our Class A common stock or Class B common stock involving a change of control; provided that such transaction must be approved by our board of directors and, in the event that such transaction is not completed, our Class A common stock or Class B common stock owned by the security holder shall remain subject to the restrictions described above.

The lock-up restrictions described in the foregoing do not apply solely to us with respect to:

•	the shares of our Class A common stock to be sold by us in this offering;

•	the issuance by us of shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof of which the underwriters have been advised in writing;

•	the grant of options or the issuance of shares of our Class A common stock or Class B common stock by us to our employees, officers, directors, advisors or consultants pursuant to employee benefit plans in effect on the date hereof and described in this prospectus or pursuant to an employee stock purchase plan described in this prospectus;

•	the filing by us of a registration statement with the SEC on Form S-8 in respect of any shares issued under or the grant of any award pursuant to an employee benefit plan in effect on the date hereof and described in this prospectus; or

•	the sale or issuance of or entry into an agreement to sell or issue shares of our Class A common stock or Class B common stock or securities convertible into or exercisable for our Class A common stock or Class B common stock in connection with any (i) mergers, (ii) acquisition or securities, businesses, property or other assets, (iii) joint ventures, (iv) strategic alliances, (v) equipment leasing arrangements or (iv) debt financing; provided, that the aggregate number of shares of our Class A common stock or Class B common stock or securities convertible into or exercisable for our Class A common stock or Class B common stock (on an as-converted or as-exercised basis, as the case may be) that we may sell or issue or agree to sell or issue pursuant to this exception shall not exceed % of the total number of shares of our Class A common stock or Class B common stock issued and outstanding immediately following the completion of this offering, and provided further, that each recipient of shares of our Class A common stock or Class B common stock or securities convertible into or exercisable for our Class A common stock or Class B common stock pursuant to this exception shall execute a lock-up agreement.

Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC, in their sole discretion, may release our Class A common stock or Class B common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice; provided, however, that, at least two business days before the effective date of a release or waiver that is granted to our directors or officers of any lock-up agreement, we have agreed with the underwriters that we will announce the impending release or waiver in a publicly filed registration statement in connection with a secondary offering or through a major news service if Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC notify us of the impending release or waiver at least three business days before the effective date of such release or waiver, except where the release or waiver is effected solely to permit a transfer of securities that is not for consideration and where the transferee has agreed in writing to be bound by the same lock-up agreement terms in place for the director or officer.

In order to facilitate this offering of our Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of our Class A common stock in the open market to stabilize the price of our Class A common stock. These activities may raise or maintain the market price of our Class A common stock above independent market levels or prevent or retard a decline in the market price of our Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of our Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. One of the underwriters of this offering, Morgan Stanley & Co. LLC, acted as private placement agent for our Series E redeemable convertible preferred stock financing in 2012. In 2013, we entered into a credit facility with several banks, including affiliates of three of the underwriters of this offering (Morgan Stanley & Co LLC, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC).

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to the completion of this offering, there has been no public market for our Class A common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State) an offer to the public of any shares of our Class A common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our Class A common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our Class A common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our Class A common stock to be offered so as to enable an investor to decide to purchase any shares of our Class A common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA) received by it in connection with the issue or sale of the shares of our Class A common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our Class A common stock in, from or otherwise involving the United Kingdom.

Hong Kong

Shares of our Class A common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to shares of our Class A common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

Shares of our Class A common stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any shares of our Class A common stock, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our Class A common stock may not be circulated or distributed, nor may the shares of our Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the SFA), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where shares of our Class A common stock are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired shares of our Class A common stock under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

LEGAL MATTERS

Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of our Class A common stock being offered by this prospectus. Goodwin Procter LLP, Menlo Park, California, has acted as counsel to the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of Box, Inc. at January 31, 2013 and 2014, and for the year ended December 31, 2011, the one month period ended January 31, 2012, and for each of the two years in the period ended January 31, 2014, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements, and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.box.com. Upon the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

BOX, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Box, Inc.

We have audited the accompanying consolidated balance sheets of Box, Inc. as of January 31, 2013 and 2014, and the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the year ended December 31, 2011, the one month ended January 31, 2012, and for each of the two years in the period ended January 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Box, Inc. at January 31, 2013 and 2014, and the consolidated results of its operations and its cash flows for the year ended December 31, 2011, the one month ended January 31, 2012, and for each of the two years in the period ended January 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

San Francisco, California

March 24, 2014

BOX, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	January 31, 2013	January 31, 2014	October 31, 2014	Pro Forma October 31, 2014
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$127,625	$108,851	$165,270	$
Accounts receivable, net of allowance of $2,258, $3,376 and $3,847	17,218	42,669	39,873
Prepaid expenses and other current assets	8,177	7,776	11,089
Deferred commissions	8,959	7,152	7,092

Total current assets	161,979	166,448	223,324
Property and equipment, net	29,949	41,385	58,968
Intangible assets, net	830	6,567	6,562
Goodwill	—	8,081	10,934
Other long-term assets	3,034	12,948	14,153

Total assets	$195,792	$235,429	$313,941	$

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$11,906	$12,405	$15,824	$
Accrued compensation and benefits	3,899	16,098	13,399
Accrued expenses and other current liabilities	1,628	14,161	15,686
Deferred revenue	38,275	78,282	89,706
Deferred rent	504	1,213	3,342
Debt	968	—	—

Total current liabilities	57,180	122,159	137,957
Debt, non-current	30,060	34,000	40,000
Deferred revenue, non-current	1,824	11,790	10,974
Redeemable convertible preferred stock warrant liability, non-current	2,869	1,346	1,206
Deferred rent, non-current	5,125	4,086	3,988
Other long-term liabilities	491	1,343	1,081

Total liabilities	97,549	174,724	195,206

	January 31, 2013	January 31, 2014	October 31, 2014	Pro Forma October 31, 2014
			(unaudited)
Commitments and contingencies (Note 7)
Redeemable convertible preferred stock:
Redeemable convertible preferred stock, par value of $0.0001 per share; 71,546, 77,102 and 84,602 shares authorized as of January 31, 2013 and 2014, and October 31, 2014 (unaudited); 69,999, 76,238 and 83,738 shares issued and outstanding with aggregate liquidation preference of $283,410, $384,423 and $540,048 as of January 31, 2013 and 2014, and October 31, 2014 (unaudited); no shares issued and outstanding as of October 31, 2014, pro forma (unaudited)	$281,899	$393,217	$550,408
Stockholders’ (deficit) equity:

Class A and Class B Common stock, par value of $0.0001 per share; 132,300 (Class A 112,300, Class B 20,000), 145,856 (Class A 120,856, Class B 25,000) shares and 153,356 (Class A 128,356, Class B 25,000) shares authorized as of January 31, 2013 and 2014, and October 31, 2014 (unaudited); 10,429 (Class A 9,672, Class B 757), 13,955 (Class A 11,024, Class B 2,931) and 15,716 (Class A 11,995, Class B 3,721) shares issued and outstanding as of January 31, 2013 and 2014, and October 31, 2014 (unaudited) (including common stock subject to repurchase, see Note 12);              (no Class A or Class B, new Class B             ) shares issued and outstanding, pro forma as of October 31, 2014 (see Note 1) (unaudited)

	1	1	1
Additional paid-in capital	10,129	29,815	52,169
Treasury stock (see Note 10)	(1,177)	(1,177)	(1,177)
Accumulated other comprehensive income	—	15	(6)
Accumulated deficit	(192,609)	(361,166)	(482,660)

Total stockholders’ (deficit) equity	(183,656)	(332,512)	(431,673)

Total liabilities, redeemable convertible preferred stock and stockholders’ (deficit) equity	$195,792	$235,429	$313,941

See notes to consolidated financial statements.

BOX, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended December 31, 2011	One Month Ended January 31, 2012	Year Ended January 31, 2013	Year Ended January 31, 2014	Nine Months Ended October 31,
					2013	2014
					(unaudited)
Revenue	$21,084	$3,376	$58,797	$124,192	$85,363	$153,801
Cost of revenue	6,873	850	14,280	25,974	17,640	32,579

Gross profit	14,211	2,526	44,517	98,218	67,723	121,222
Operating expenses:
Research and development	14,396	1,915	28,996	45,967	32,494	48,415
Sales and marketing	36,189	4,246	99,221	171,188	124,174	152,354
General and administrative	13,480	1,125	25,429	39,843	29,657	41,276

Total operating expenses	64,065	7,286	153,646	256,998	186,325	242,045

Loss from operations	(49,854)	(4,760)	(109,129)	(158,780)	(118,602)	(120,823)
Remeasurement of redeemable convertible preferred stock warrant liability	(356)	(371)	(1,727)	(8,477)	(5,883)	140
Interest income (expense), net	(109)	27	(1,764)	(3,705)	(3,243)	(1,450)
Other income (expense), net	49	(8)	116	(26)	29	41

Loss before provision (benefit) for income taxes	(50,270)	(5,112)	(112,504)	(170,988)	(127,699)	(122,092)
Provision (benefit) for income taxes	1	15	59	(2,431)	(2,514)	(598)

Net loss	(50,271)	(5,127)	(112,563)	(168,557)	(125,185)	(121,494)
Accretion of redeemable convertible preferred stock	(80)	(9)	(226)	(341)	(256)	(7,577)

Net loss attributable to common stockholders	$(50,351)	$(5,136)	$(112,789)	$(168,898)	$(125,441)	$(129,071)

Net loss per share attributable to common stockholders, basic and diluted	$(9.53)	$(0.84)	$(14.68)	$(14.89)	$(11.48)	$(8.94)

Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted	5,284	6,099	7,684	11,341	10,928	14,444

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)				$(1.93)

Weighted-average shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)				82,948

See notes to consolidated financial statements.

BOX, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	Year Ended December 31, 2011	One Month Ended January 31, 2012	Year Ended January 31, 2013	Year Ended January 31, 2014	Nine Months Ended October 31,
					2013	2014
					(unaudited)
Net loss	$(50,271)	$(5,127)	$(112,563)	$(168,557)	$(125,185)	$(121,494)
Changes in foreign currency translation adjustment*	—	—	—	15	16	(21)

Other comprehensive income (loss)	—	—	—	15	16	(21)

Comprehensive loss	$(50,271)	$(5,127)	$(112,563)	$(168,542)	$(125,169)	$(121,515)

*	Tax effect was not material

See notes to consolidated financial statements.

BOX, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(In thousands)

	Redeemable Convertible Preferred Stock		Class A and B Common Stock		Additional Paid-In Capital	Treasury Stock	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of January 31, 2012	58,324	130,893	6,359	1	1,595	(1,177)	—	(80,046)	(79,627)
Issuance of Series D-2 redeemable convertible preferred stock for cash	220	2,002	—	—	—	—	—	—	—
Issuance of Series E redeemable convertible preferred stock for cash, net of issuance costs of $1,222	11,455	148,778	—	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	4,048	—	1,022	—	—	—	1,022
Stock-based compensation related to stock awards	—	—	22	—	7,536	—	—	—	7,536
Vesting of early exercised stock options	—	—	—	—	202	—	—	—	202
Accretion of redeemable convertible preferred stock to redemption value	—	226	—	—	(226)	—	—	—	(226)
Net loss	—	—	—	—	—	—	—	(112,563)	(112,563)

Balance as of January 31, 2013	69,999	281,899	10,429	1	10,129	(1,177)	—	(192,609)	(183,656)
Issuance of Series E-1 redeemable convertible preferred stock for cash, net of issuance costs of $36	5,555	99,944	—	—	—	—	—	—	—
Issuance of Series B redeemable convertible preferred stock upon exercise of Series B redeemable convertible preferred stock warrants	423	6,669	—	—	—	—	—	—	—
Issuance of Series C redeemable convertible preferred stock upon exercise of Series C redeemable convertible preferred stock warrants	199	3,168	—	—	—	—	—	—	—

	Redeemable Convertible Preferred Stock		Class A and B Common Stock		Additional Paid-In Capital	Treasury Stock	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Issuance of Series D-1 redeemable convertible preferred stock upon exercise of Series D-1 redeemable convertible preferred stock warrants	62	1,196	—	—	—	—	—	—	—
Issuance of common stock in connection with Crocodoc acquisition	—	—	813	—	4,742	—	—	—	4,742
Issuance of common stock upon stock option exercises	—	—	2,268	—	2,077	—	—	—	2,077
Stock-based compensation related to stock awards	—	—	395	—	11,749	—	—	—	11,749
Issuance of common stock in connection with the purchase of intangible assets	—	—	50	—	324	—	—	—	324
Vesting of early exercised stock options	—	—	—	—	1,135	—	—	—	1,135
Accretion of redeemable convertible preferred stock to redemption value	—	341	—	—	(341)	—	—	—	(341)
Other comprehensive income	—	—	—	—	—	—	15	—	15
Net loss	—	—	—	—	—	—	—	(168,557)	(168,557)

Balance as of January 31, 2014	76,238	$393,217	13,955	$1	$29,815	$(1,177)	$15	$(361,166)	$(332,512)

Issuance of Series F redeemable convertible preferred stock for cash, net of issuance costs of $386 (unaudited)	7,500	149,614	—	—	—	—	—	—	—
Issuance of common stock upon stock option exercises (unaudited)	—	—	1,304	—	2,772	—	—	—	2,772
Issuance of common stock in connection with Streem acquisition (unaudited)	—	—	337	—	4,305	—	—	—	4,305
Stock-based compensation related to stock awards (unaudited)	—	—	115	—	22,344	—	—	—	22,344
Vesting of restricted stock units, net of tax withholding (unaudited)	—	—	5	—	(19)	—	—	—	(19)
Vesting of early exercised stock options (unaudited)	—	—	—	—	529	—	—	—	529
Accretion of redeemable convertible preferred stock to redemption value (unaudited)	—	7,577	—	—	(7,577)	—	—	—	(7,577)
Other comprehensive loss (unaudited)	—	—	—	—	—	—	(21)	—	(21)
Net loss (unaudited)	—	—	—	—	—	—	—	(121,494)	(121,494)

Balance as of October 31, 2014 (unaudited)	83,738	$550,408	15,716	$1	$52,169	$(1,177)	$(6)	$(482,660)	$(431,673)

See notes to consolidated financial statements.

BOX, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31, 2011	One Month Ended January 31, 2012	Year Ended January 31, 2013	Year Ended January 31 2014	Nine Months Ended October 31,
					2013	2014
					(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(50,271)	$(5,127)	$(112,563)	$(168,557)	$(125,185)	$(121,494)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,838	443	8,616	17,867	12,047	19,952
Stock-based compensation expense	6,222	72	7,536	11,749	7,514	22,344
Amortization of deferred commissions	1,688	262	7,028	13,500	10,454	8,837
Remeasurement of redeemable convertible preferred stock warrant liability	356	371	1,727	8,477	5,883	(140)
Release of deferred tax valuation allowance	—	—	—	(2,590)	(2,590)	(825)
Other	214	48	628	212	55	426
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(4,102)	171	(11,499)	(25,157)	(7,837)	2,796
Deferred commissions	(3,108)	(247)	(14,027)	(13,999)	(8,126)	(9,686)
Prepaid expenses and other assets	(7,478)	(661)	(2,028)	(3,792)	(3,232)	(2,508)
Accounts payable	3,546	3,779	2,046	(3,177)	2,785	2,255
Accrued expenses and other liabilities	3,048	(1,355)	2,100	24,055	12,123	(3,907)
Deferred rent	3,467	264	1,755	(330)	(347)	2,031
Deferred revenue	9,307	248	26,930	49,973	27,332	10,608

Net cash used in operating activities	(34,273)	(1,732)	(81,751)	(91,769)	(69,124)	(69,311)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of marketable securities	(35,814)	—	—	—	—	—
Proceeds from maturity of marketable securities	12,000	3,350	20,000	—	—	—
Purchases of property and equipment	(13,467)	(4,181)	(19,499)	(24,424)	(14,809)	(29,764)
Investments in non-marketable equity securities	—	—	(125)	—	—	—
Acquisition and purchases of intangible assets, net of cash acquired	(1,012)	—	(62)	(7,761)	(7,761)	(202)

Net cash provided by (used in) investing activities	(38,293)	(831)	314	(32,185)	(22,570)	(29,966)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings, net of borrowing costs	10,972	—	20,353	32,744	32,744	12,000
Principal payments on borrowings	(341)	(46)	(577)	(30,971)	(30,971)	(6,000)
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	91,968	—	150,780	99,944	75,970	149,614
Proceeds from exercise of redeemable convertible preferred stock warrants	—	—	—	1,033	—	—
Proceeds from exercise of stock options	250	22	2,241	3,003	1,211	2,851
Payments of deferred offering costs	—	—	—	(588)	—	(2,748)

Net cash provided by (used in) financing activities	102,849	(24)	172,797	105,165	78,954	155,717
Effect of exchange rate changes on cash and cash equivalents	—	—	—	15	16	(21)

Net increase (decrease) in cash and cash equivalents	30,283	(2,587)	91,360	(18,774)	(12,724)	56,419
Cash and cash equivalents, beginning of period	8,569	38,852	36,265	127,625	127,625	108,851

Cash and cash equivalents, end of period	$38,852	$36,265	$127,625	$108,851	$114,901	$165,270

	Year Ended December 31, 2011	One Month Ended January 31, 2012	Year Ended January 31, 2013	Year Ended January 31 2014	Nine Months Ended October 31,
					2013	2014
					(unaudited)
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest, including end of term fees and early payoff penalty	$216	$37	$1,973	$3,461	$3,202	$699
Cash paid for income taxes	1	—	60	86	86	157
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Change in accrued equipment purchases	$1,007	$557	$20	$2,768	$3,528	$5,553
Issuance of common stock in connection with acquisitions and purchases of intangible assets	6	—	—	5,066	5,066	4,305
Vesting of early exercised stock options and restricted stock	45	4	202	1,135	963	529
Exchange of common stock with the investors for redeemable convertible preferred stock	(897)	—	—	—	—	—
Change in unpaid deferred offering costs	—	—	—	1,755	—	(1,227)
Issuance of preferred stock upon exercise of warrants	—	—	—	10,000	—	—
Accretion of redeemable convertible preferred stock	80	9	226	341	256	7,577

See notes to consolidated financial statements.

BOX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited as of October 31, 2014 and for the nine months ended October 31, 2013 and 2014)

Note 1. Description of Business and Basis of Presentation

Description of Business

Box, Inc. was incorporated in the state of Washington in April 2005. We were reincorporated in the state of Delaware in March 2008. Further, we officially changed our name from Box.Net, Inc. to Box, Inc. in November 2011. We provide a cloud-based mobile optimized Enterprise Content Collaboration platform that enables organizations of all sizes to easily and securely manage their content and collaborate internally and externally.

Basis of Presentation and Principles of Consolidation

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and include the consolidated accounts of Box, Inc. and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Change in Fiscal Year

We changed our fiscal year end from December 31 to January 31, commencing with our fiscal year ended January 31, 2013. As a result of the change, a one month transition period beginning January 1, 2012 and ending January 31, 2012 is presented in the consolidated financial statements.

Prior Period Reclassifications

Certain reclassifications of prior period amounts have been made to conform to the current period presentation.

Unaudited Pro Forma Balance Sheet

As of October 31, 2014, we had two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of our Class A and Class B common stock were identical except with respect to voting. The holders of our Class A common stock were entitled to one vote per share, and holders of our Class B common stock had no voting rights. Upon the completion of an initial public offering, all current outstanding shares of our Class A common stock, Class B common stock, and redeemable convertible preferred stock (including shares issuable upon the net exercise of a warrant to purchase up to 87,140 shares of our redeemable convertible preferred stock) will convert into shares of our new Class B common stock. In addition, all options to purchase shares of our capital stock outstanding prior to the completion of an initial public offering will become exercisable for shares of our new Class B common stock after the completion of an initial public offering. Therefore, the October 31, 2014 unaudited pro forma consolidated balance sheet has been prepared assuming the conversion of the outstanding redeemable convertible preferred stock into              shares of the new Class B common stock (assuming the issuance of such shares at an initial offering price of $         per share, the mid-point of the price range set forth on the cover page of our initial public offering prospectus), the recording of a deemed dividend, if any, related to the conversion of the outstanding Series F redeemable convertible preferred stock, the reclassification of the redeemable convertible preferred stock warrant liability to additional paid-in capital related to the net exercise of a warrant to purchase up to 87,140 shares of our redeemable convertible preferred stock, and the conversion of all of the outstanding shares of our existing Class A and Class B common stock into our new Class B common stock.

BOX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited as of October 31, 2014 and for the nine months ended October 31, 2013 and 2014)

Unaudited Interim Consolidated Financial Information

The accompanying interim consolidated balance sheet as of October 31, 2014 and the consolidated statements of operations, comprehensive loss and cash flows for the nine months ended October 31, 2013 and 2014, and the consolidated statement of redeemable convertible preferred stock and stockholders’ deficit for the nine months ended October 31, 2014, and the related footnote disclosures are unaudited. These unaudited interim financial statements have been prepared in accordance with U.S. GAAP. In management’s opinion, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of our statement of financial position as of October 31, 2014 and our results of operations and cash flows for the nine months ended October 31, 2013 and 2014. The results for the nine months ended October 31, 2014 are not necessarily indicative of the results expected for the full fiscal year or any other period.

Note 2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make, on an ongoing basis, estimates and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ from these estimates. Such estimates include, but are not limited to, the determination of the allowance for accounts receivable, the fair value of intangible assets, useful lives of intangible assets and property and equipment, fair values of redeemable convertible preferred stock warrants, best estimate of selling price included in multiple-deliverable revenue arrangements, fair values of stock-based awards, and the provision for income taxes, including related reserves, among others. Management bases its estimates on historical experience and on various other assumptions which management believes to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Revenue Recognition

We derive our revenue from three sources: (1) subscription revenue, which is comprised of subscription fees from customers utilizing our cloud-based Enterprise Content Collaboration services that include routine customer support; (2) revenue from customers purchasing our premier support package; and (3) revenue from professional services such as implementing best practice use cases, project management and implementation services.

We recognize revenue when all of the following conditions are met:

•	there is persuasive evidence of an arrangement;

•	the service has been provided to the customer;

•	the collection of fees is reasonably assured; and

•	the amount of fees to be paid by the customer is fixed or determinable.

We typically invoice our customers at the beginning of the term, in multiyear, annual, quarterly or monthly installments. Our subscription and support contracts are typically non-cancellable and do not contain refund-type provisions.

In instances where we collect fees in advance of service delivery, revenue under the contract is deferred until we successfully deliver such services.

BOX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited as of October 31, 2014 and for the nine months ended October 31, 2013 and 2014)

Subscription revenue is recognized ratably over the period of the subscription beginning once all requirements for revenue recognition have been met, including provisioning the service so that it is available to our customers. Premier support is sold together with the subscription hosting services, and the term of the premier support is generally the same as the related subscription hosting services arrangement. Accordingly, we recognize premier support revenue in the same manner as the associated subscription hosting service. Professional services revenue is recognized as the services are rendered for time and material contracts, and using the proportional performance method over the period the services are performed for fixed price contracts. Professional services and premier support services revenues were not material for all periods presented.

We assess collectability based on a number of factors, such as past collection history and creditworthiness of the customer. If management determines collectability is not reasonably assured, we defer revenue recognition until collectability becomes reasonably assured.

Our arrangements can include multiple elements which may consist of some or all of subscription services, premier support and professional services. When multiple-element arrangements exist, we evaluate whether these individual deliverables should be accounted for as separate units of accounting or one single unit of accounting.

In order to treat deliverables in a multiple-element arrangement as separate units of accounting, the delivered item or items must have standalone value upon delivery. A delivered item has standalone value to the customer when either (1) any vendor sells that item separately or (2) the customer could resell that item on a standalone basis. Our subscription hosting services have standalone value as such services are often sold separately. Our premier support services do not have standalone value because we and other vendors do not sell premier support services separately. Our professional services have stand-alone value because there are other vendors which sell the same professional services separately. Accordingly, we consider the separate units of accounting in our multiple deliverable arrangements to be the professional services, subscription services or a combined deliverable comprised of subscription hosting services and premier support services. When multiple deliverables included in an arrangement are separable into different units of accounting, the arrangement consideration is allocated to the identified separate units of accounting based on their relative selling price. Multiple-element arrangement accounting guidance provides a hierarchy to use when determining the relative selling price for each unit of accounting. Vendor-specific objective evidence (VSOE) of selling price, based on the price at which the item is regularly sold by the vendor on a standalone basis, should be used if it exists. If VSOE of selling price is not available, third-party evidence (TPE) of selling price is used to establish the selling price if it exists. We have not established VSOE for our subscription services, premier support or professional services due to lack of pricing consistency, the introduction of new services and other factors. We have also concluded that third-party evidence of selling price is not a practical alternative due to differences in our service offerings compared to other parties and the availability of relevant third-party pricing information. Accordingly, we use our best estimate of selling price (BESP) to determine the relative selling price for our subscription, premier support and professional services offerings. For arrangements with multiple deliverables which can be separated into different units of accounting, we allocate the arrangement fee to the separate units of accounting based on our BESP. The amount of arrangement fee allocated is limited by contingent revenue, if any.

We determined BESP by considering our overall pricing objectives and market conditions. Significant pricing practices taken into consideration for our subscription hosting services, which may also include premier support, and professional services, include discounting practices, the size and volume of our transactions, the customer demographic, the geographic area where services are sold, price lists, our go-to-market strategy, historical standalone sales and contract prices. The determination of BESP is made through consultation with and approval by our management, taking into consideration the go-to-market strategy. As our go-to-market strategies evolve, we may modify our pricing practices in the future, which could result in changes in relative selling prices.

BOX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited as of October 31, 2014 and for the nine months ended October 31, 2013 and 2014)

Cost of Revenue

Cost of revenue consists primarily of costs related to providing our subscription services to our paying customers, including employee compensation and related expenses for datacenter operations, customer support and professional services personnel, payments to outside technology service providers, depreciation of servers and equipment, security services and other tools, as well as amortization of acquired technology.

Deferred Commissions

Deferred commissions consist of direct incremental costs paid to our sales force associated with non-cancellable terms of the related contracts. The deferred commission amounts are recoverable through future revenue streams under the non-cancellable customer contracts. Direct sales commissions are deferred when earned and amortized over the same period that revenue is recognized for the related non-cancellable subscription period. Amortization of deferred commissions is included in sales and marketing expense in the consolidated statements of operations.

We deferred sales commissions costs of $3.1 million, $247,000, $14.0 million, and $14.0 million during the year ended December 31, 2011, the one month ended January 31, 2012 and the years ended January 31, 2013 and 2014, and amortized $1.7 million, $262,000, $7.0 million, and $13.5 million of deferred commissions during the same periods. We deferred sales commissions costs of $8.1 million and $9.7 million during the nine months ended October 31, 2013 and 2014, and amortized $10.5 million and $8.8 million of deferred commissions during the same periods.

Deferred Revenue

Deferred revenue consists of billings and payments received in advance of revenue recognition generated by our subscription services, premier customer support and professional services described above. For these services, we typically invoice our customers at the beginning of the term, in multiyear, annual, quarterly or monthly installments. Accordingly, the deferred revenue balance does not represent the total contract value of annual or multiyear, non-cancellable subscription contracts.

Certain Risks and Concentrations

Our financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities and accounts receivable. Although we deposit our cash with multiple financial institutions, our deposits, at times, may exceed federally insured limits.

We sell to a broad range of customers. Our revenue is derived substantially from the U.S. across a multitude of industries. Accounts receivable are derived from the delivery of our services to customers primarily located in the U.S. We accept and settle our accounts receivable using credit cards, electronic payments and checks. A majority of our lower dollar value invoices are settled by credit card on or near the date of the invoice. We do not require collateral from customers to secure accounts receivable. We maintain an allowance for accounts receivable based upon the expected collectability, which takes into consideration specific customer creditworthiness and current economic trends. We believe collections of our accounts receivable are reasonably assured based on the size, industry diversification, financial condition and past transaction history of our customers. We had one customer that individually accounted for 17% of our total accounts receivable balance as of January 31, 2013. As of January 31, 2014 and October 31, 2014, no single customer accounted for more than 10% of total accounts receivable. No single customer represented over 10% of revenue for any of the periods presented in the consolidated statements of operations.

BOX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited as of October 31, 2014 and for the nine months ended October 31, 2013 and 2014)

We serve our customers and users from datacenter facilities operated by third parties. In order to reduce the risk of down time of our enterprise cloud content management services, we have established datacenters in various locations in the United States. We have internal procedures to restore services in the event of disaster at one of our current datacenter facilities. Even with these procedures for disaster recovery in place, our cloud services could be significantly interrupted during the implementation of the procedures to restore services.

Foreign Currency Translation and Transactions

The functional currency of our principal foreign subsidiaries is generally the U.S. dollar. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars for those entities that do not have U.S. dollars as their functional currency are recorded as part of a separate component of the consolidated statements of comprehensive loss. Foreign currency transaction gains and losses are included in the consolidated statements of operations for the period. All assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenue and expenses are translated at the average exchange rate during the period. Equity transactions are translated using historical exchange rates. Translation adjustments at the balance sheet dates were not material. Transaction gains and losses recognized were not material for all periods presented.

Cash and Cash Equivalents

We consider all highly liquid investments with an initial maturity of 90 days or less at the date of purchase to be cash equivalents. We maintain such funds in overnight cash deposits.

Restricted Cash

Restricted cash is comprised of certificates of deposit related to our credit card processing and leases. These restricted cash balances have been excluded from our cash and cash equivalents balance and are classified as part of prepaid expenses and other current assets and other long-term assets on our consolidated balance sheets. The amount of restricted cash as of January 31, 2013 was $3.9 million, of which $1.5 million was classified as current and $2.4 million was classified as non-current. The amount of restricted cash as of January 31, 2014 and October 31, 2014 was $3.9 million and $3.4 million, which was classified as non-current.

Marketable Securities

Our marketable securities consisted of short-term investment-grade corporate securities. We classify our marketable securities as available-for-sale at the time of purchase and reevaluate such classification as of each balance sheet date. All marketable securities are recorded at their estimated fair value. Unrealized gains and losses for available-for-sale securities are recorded in other comprehensive income (loss). We evaluate our investments to assess whether those with unrealized loss positions are other than temporarily impaired. We consider impairments to be other than temporary if they are related to deterioration in credit risk or if it is likely we will sell the securities before the recovery of their cost basis. Realized gains and losses and declines in value deemed to be other than temporary are determined based on the specific identification method and are reported in other income (expense), net in the consolidated statements of operations. Gross realized gains and losses on marketable securities were not material for the year ended December 31, 2011, the one month ended January 31, 2012, and the year ended January 31, 2013. We held no marketable securities during the year ended January 31, 2014 or the nine months ended October 31, 2014.

BOX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited as of October 31, 2014 and for the nine months ended October 31, 2013 and 2014)

Fair Value of Financial Instruments

Our financial assets and financial liabilities which include cash equivalents, marketable securities and redeemable convertible preferred stock warrants are measured and recorded at fair value on a recurring basis. We measure certain other assets including our non-marketable equity securities at fair value on a nonrecurring basis when they are deemed to be other-than-temporarily impaired. Our other current financial assets and our other current financial liabilities have fair values which approximate their carrying value due to their short term maturities.

Accounts Receivable and Related Allowance

Accounts receivable are recorded at the invoiced amounts and do not bear interest. We maintain an allowance for estimated losses inherent in our accounts receivable portfolio. We assess the collectability of the accounts by taking into consideration the aging of our trade receivables, historical experience, and management judgment. We write off trade receivables against the allowance when management determines a balance is uncollectible and no longer actively pursues collection of the receivable.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the respective assets, generally two to three years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining lease term, generally three to five years. Depreciation commences once the asset is placed in service. Construction in progress is primarily related to the construction or development of property and equipment which have not yet been placed in service for their intended use.

Impairment of Long-Lived Assets, Intangible Assets, and Goodwill

We review our long-lived assets, including property and equipment, and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. We measure the recoverability of these assets by comparing the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If the total of the future undiscounted cash flows is less than the carrying amount of an asset, we record an impairment charge for the amount by which the carrying amount of the asset exceeds its fair market value. There have been no impairment charges recorded in any of the periods presented in the consolidated financial statements.

Intangible assets consist primarily of developed technology and trade names and are carried at cost and amortized on a straight-line basis over their estimated useful lives, which is generally two to seven years.

In addition, we test our goodwill for impairment at least annually or more frequently if events or changes in circumstances indicate this asset may be impaired. These tests are based on our single operating segment and reporting unit structure. No indications of impairment of goodwill were noted during the year ended January 31, 2014.

Research and Development Costs

Research and development costs include personnel costs, including stock-based compensation expense, associated with our engineering personnel and consultants responsible for the design, development and testing of the product, depreciation of equipment used in research and development and allocated facilities and information technology costs. Research and development costs are expensed as incurred.

BOX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited as of October 31, 2014 and for the nine months ended October 31, 2013 and 2014)

Internal-Use Software Costs

We capitalize costs to develop software for internal use incurred during the application development stage. Costs related to preliminary project activities and post implementation activities are expensed as incurred. Once an application has reached the development stage, management has authorized and committed to the funding of the software project, it is probable the project will be completed and the software will be used to perform the function intended, internal and external costs, if direct and incremental, are capitalized until the application is substantially complete and ready for its intended use. There were no material qualifying costs incurred during the application development stage in any of the periods presented.

Advertising Costs

Advertising costs are expensed as incurred and are included in sales and marketing expense. Advertising costs for the year ended December 31, 2011, the one month ended January 31, 2012, the years ended January 31, 2013 and 2014, and the nine months ended October 31, 2013 and 2014, were $8.8 million, $1.2 million, $20.1 million, $25.0 million, $19.9 million and $23.0 million.

Stock-Based Compensation

We determine the fair value of our stock options issued to employees on the date of grant using the Black-Scholes option pricing model, which is impacted by the fair value of our common stock, as well as changes in assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the expected common stock price volatility over the term of the option awards, the expected term of the awards, risk-free interest rates and the expected dividend yield. The fair value of restricted stock awards and restricted stock units is determined by the estimated fair value of our common stock at the time of grant.

We recognize compensation expense for our stock based awards on a straight-line basis over the period during which an employee is required to provide services in exchange for the award (generally the vesting period of the award). Stock-based compensation expense is recognized only for those awards expected to vest. We estimate future forfeitures at the date of grant and revise the estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Compensation expense for stock options issued to nonemployees is calculated using the Black-Scholes option pricing model and is recorded over the service performance period. Options subject to vesting are required to be periodically remeasured over their service performance period, which is generally the same as the vesting period.

Redeemable Convertible Preferred Stock Warrant Liability

We account for freestanding warrants to purchase shares of our redeemable convertible preferred stock as a liability on the consolidated balance sheets. The redeemable convertible preferred stock warrants are recorded as a liability because the underlying shares of redeemable convertible preferred stock are optionally redeemable and, therefore, may obligate us to transfer assets at some point in the future. The warrants are recorded at fair value upon issuance and are subject to remeasurement to fair value at each balance sheet date, with any change in fair value recognized as a separate line item on the consolidated statements of operations. We recognized remeasurement losses of $356,000, $371,000, $1.7 million, $8.5 million and $5.9 million for the year ended December 31, 2011, the one month ended January 31, 2012, the years ended January 31, 2013 and 2014, and the nine months ended October 31,

BOX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited as of October 31, 2014 and for the nine months ended October 31, 2013 and 2014)

2013, respectively. We recognized a remeasurement gain of $140,000 for the nine months ended October 31, 2014. We will continue to adjust the redeemable convertible preferred stock warrant liability to its estimated fair value at each reporting period until the earlier of the (i) exercise of the warrants, (ii) expiration of the warrants, or (iii) other triggering events as applicable to the terms of the warrant agreements (see Note 11 for additional information).

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the temporary differences between the financial statement and tax basis of assets and liabilities using the enacted tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in income tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts we believe is more likely than not to be realized.

We recognize tax benefits from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement.

Recent Accounting Pronouncement

On May 28, 2014, the FASB issued ASU 2014-09 regarding ASC Topic 606, Revenue from Contracts with Customers. The standard provides principles for recognizing revenue for the transfer of promised goods or services to customers with the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard will be effective for our fiscal year beginning February 1, 2017. Early adoption is not permitted. We are currently evaluating the impact of this standard.

Note 3. Fair Value Measurements

We define fair value as the exchange price that would be received from selling an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We measure our financial assets and liabilities at fair value at each reporting period using a fair value hierarchy which requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

•	Level 1—Observable inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs are quoted prices for similar assets and liabilities in active markets or inputs other than quoted prices which are observable for the assets or liabilities, either directly or indirectly through market corroboration, for substantially the full term of the financial instruments.

•	Level 3—Unobservable inputs which are supported by little or no market activity and which are significant to the fair value of the assets or liabilities. These inputs are based on our own assumptions used to measure assets and liabilities at fair value and require significant management judgment or estimation.

BOX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited as of October 31, 2014 and for the nine months ended October 31, 2013 and 2014)

We measure our marketable securities, restricted cash and redeemable convertible preferred stock warrant liability at fair value on a recurring basis. We classify our marketable securities and restricted cash within Level 2 because they are valued using inputs other than quoted prices which are directly or indirectly observable in the market, including readily-available pricing sources for the identical underlying security which may not be actively traded. We classify our redeemable convertible preferred stock warrants within Level 3 because they are valued using valuation techniques using certain inputs which are unobservable in the market.

The following tables set forth the fair value of our financial assets and liabilities measured at fair value on a recurring basis as of January 31, 2013 and 2014 and October 31, 2014 using the above input categories (in thousands):

	As of January 31, 2013
	Level 1	Level 2	Level 3	Fair Value
Assets
Restricted cash:
Certificate of deposit	$—	$3,928	$—	$3,928

Total assets measured at fair value	$—	$3,928	$—	$3,928

Liability
Redeemable convertible preferred stock warrant liability	$—	$—	$(2,869)	$(2,869)

Total liabilities measured at fair value	$—	$—	$(2,869)	$(2,869)

	As of January 31, 2014
	Level 1		Level 2	Level 3	Fair Value
Assets
Restricted cash:
Certificate of deposit		$—	$3,909	$—	$3,909

Total assets measured at fair value		$—	$3,909	$—	$3,909

Liability
Redeemable convertible preferred stock warrant liability		$—	$—	$(1,346)	$(1,346)

Total liabilities measured at fair value	$		$—	$(1,346)	$(1,346)

	As of October 31, 2014
	Level 1		Level 2	Level 3	Fair Value
	(unaudited)
Assets
Restricted cash:
Certificate of deposit		$—	$3,356	$—	$3,356

Total assets measured at fair value		$—	$3,356	$—	$3,356

Liability
Redeemable convertible preferred stock warrant liability		$—	$—	$(1,206)	$(1,206)

Total liabilities measured at fair value	$		$—	$(1,206)	$(1,206)

BOX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited as of October 31, 2014 and for the nine months ended October 31, 2013 and 2014)

Fair Value of Redeemable Convertible Preferred Stock Warrant Liability

To determine the fair value of the redeemable convertible preferred stock warrants, we first derive the business enterprise value (BEV) of the Company using valuation methods, including combinations of methods, as deemed appropriate under the circumstances applicable at the valuation date. Once we determined an estimated BEV, we utilized the option pricing method (OPM) to allocate the BEV to the various classes of the Company’s equity, including the Company’s preferred stock. Once the per share value of preferred stock was determined, we used this concluded per share value as the fair value of the shares input within the Black-Scholes option pricing model that was utilized to determine the fair value of the redeemable convertible preferred stock warrants. In addition to the fair value of the shares input, the Black-Scholes option pricing model includes assumptions related to the exercise price, expected volatility, expected term, risk-free interest rate, and the expected dividend yield. The estimated expected volatility was based on the volatility of common stock of a group of comparable, publicly-traded companies. The estimated expected term was based on the estimated time to liquidity event. The risk-free interest rate was based on the U.S. Treasury yield for a term consistent with the estimated expected term. The significant unobservable inputs used in the fair value measurement of the redeemable convertible preferred stock warrant liability are the fair value of the underlying stock at the valuation date, the expected volatility, and the estimated term of the warrants. Generally, increases (decreases) in the fair value of the underlying stock, expected volatility and expected term would result in a directionally similar impact to the fair value measurement.

The following table provides a roll-forward of the fair value of the redeemable convertible preferred stock warrants categorized as Level 3 (in thousands):

Balance at December 31, 2011	$771
Remeasurement	371

Balance at January 31, 2012	1,142
Remeasurement	1,727

Balance at January 31, 2013	2,869
Remeasurement	8,477
Exercise of redeemable convertible preferred stock warrants	(10,000)

Balance at January 31, 2014	1,346
Remeasurement (unaudited)	(140)

Balance at October 31, 2014 (unaudited)	$1,206

BOX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited as of October 31, 2014 and for the nine months ended October 31, 2013 and 2014)

At each reporting date, we remeasure the redeemable convertible preferred stock warrant liabilities to fair value using the Black-Scholes option pricing model with the following assumptions:

	As of December 31, 2011	As of January 31, 2013	As of January 31, 2014	As of October 31, 2014
				(unaudited)
Series A:
Expected term (in years)	4.8	3.7	2.7	2.1
Risk-free interest rate	0.8%	0.5%	0.6-0.7%	0.6%
Expected volatility	57%	44%	40%	35%
Dividend rate	0%	0%	0%	0%
Series B(1):
Expected term (in years)	2.6-3.4	1.5-2.3	—	—
Risk-free interest rate	0.3-0.5%	0.0-0.3%	—	—
Expected volatility	45-57%	45-47%	—	—
Dividend rate	0%	0%	—	—
Series C(1):
Expected term (in years)	6.0	4.9	—	—
Risk-free interest rate	1.1%	0.9%	—	—
Expected volatility	56%	52%	—	—
Dividend rate	0%	0%	—	—
Series D-1(1):
Expected term (in years)	6.6	5.6	—	—
Risk-free interest rate	1.3%	1.0%	—	—
Expected volatility	55%	53%	—	—
Dividend rate	0%	0%	—	—

(1)	In January 2014, all outstanding warrants to purchase Series B, Series C and Series D-1 redeemable convertible preferred stock were exercised. The related preferred stock warrant liability was remeasured to fair value at the exercise date, and the remaining liability along with the proceeds received upon exercise were reclassified to redeemable convertible preferred stock.

Note 4. Balance Sheet Components

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	January 31, 2013	January 31, 2014	October 31, 2014
			(unaudited)
Prepaid expenses and deposits	$5,094	$5,717	$6,785
Restricted cash	1,500	—	—
Other receivables	1,583	2,059	4,304

Total prepaid expenses and other current assets	$8,177	$7,776	$11,089

BOX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited as of October 31, 2014 and for the nine months ended October 31, 2013 and 2014)

Property and Equipment

Property and equipment, net consisted of the following (in thousands):

	January 31, 2013	January 31, 2014	October 31, 2014
			(unaudited)
Servers	$22,254	$49,168	$74,754
Computer hardware and software	3,086	5,792	7,884
Furniture and fixtures	3,427	4,388	5,042
Leasehold improvements	7,483	9,486	12,024
Construction in progress	7,031	1,763	5,923

Total property and equipment	43,281	70,597	105,627
Less: accumulated depreciation	(13,332)	(29,212)	(46,659)

Total property and equipment, net	$29,949	$41,385	$58,968

Depreciation expense related to property and equipment was $2.7 million, $429,000, $8.4 million, $15.9 million, $10.8 million and $17.4 million for the year ended December 31, 2011, the one month ended January 31, 2012, the years ended January 31, 2013 and 2014, and the nine months ended October 31, 2013 and 2014, respectively. Construction in progress primarily consists of servers, networking equipment and storage infrastructure being provisioned in our third party datacenter hosting facilities as well as leasehold improvements. In addition, the amounts of interest capitalized to property and equipment were $107,000, $56,000, $585,000, $284,000, $248,000 and $278,000 for the year ended December 31, 2011, the one month ended January 31, 2012, the years ended January 31, 2013 and 2014, and the nine months ended October 31, 2013 and 2014, respectively.

Note 5. Acquisition

Crocodoc, Inc.

On May 19, 2013, we acquired all outstanding common stock of Crocodoc, Inc. (Crocodoc), a privately-held company which provides HTML5 document rendering and viewing solutions to enterprise customers, for total purchase consideration of $13.2 million ($8.5 million in cash and $4.7 million in our common stock). The acquisition is expected to enhance our Box service by embedding Crocodoc’s technology into our platform, along with gaining access to Crocodoc’s engineering team. The acquisition has been accounted for as a business combination. Of the $13.2 million total purchase price, $790,000 was cash acquired, $7.0 million was attributed to developed technology, $8.1 million to goodwill, $222,000 to net assets acquired, $311,000 to income taxes payable which was included in other long-term liabilities, and $2.6 million to deferred tax liability. Goodwill is primarily attributable to the enhancement of the Box user experience, expected synergies arising from the acquisition and the value of acquired personnel. Goodwill is not deductible for tax purposes. Developed technology is being amortized on a straight-line basis over an estimated useful life of three years. Transaction costs were approximately $280,000, which were recorded as general and administrative expense as incurred. Also, in connection with the acquisition, we loaned $844,000 to certain selling shareholders in exchange for full recourse notes, which were classified as other long-term assets on the consolidated balance sheet.

Results of operations for this acquisition have been included in our consolidated statements of operations since the acquisition date and were not material. Pro forma results of operations for this acquisition have not been presented because they were also not material to the consolidated results of operations.

BOX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited as of October 31, 2014 and for the nine months ended October 31, 2013 and 2014)

Greply Inc.

On July 3, 2014, we acquired all outstanding common stock of Greply Inc. (Streem), a privately-held cloud storage and file-sharing company which specializes in large media files and streaming technology, for a total purchase price of $4.5 million ($230,000 in cash and $4.3 million in our common stock). The acquisition is expected to enhance our Box service by leveraging Streem’s technology, along with gaining access to Streem’s engineering team. The acquisition has been accounted for as a business combination. Of the $4.5 million, $2.5 million was attributed to developed technology, $2.9 million to goodwill, $7,000 to net assets acquired, and $825,000 to deferred tax liability. Goodwill is primarily attributable to the enhancement of the Box user experience and the value of acquired personnel. Goodwill is not deductible for tax purposes. Developed technology is being amortized on a straight-line basis over an estimated useful life of two years.

In addition, upon acquisition we issued 121,255 shares of our Class A common stock valued at $1.6 million. We are also obligated to make cash payments of up to $889,000. Both the common stock and the cash payments are additional consideration which is contingent upon former employees of Streem continuing to be employed by us. We determined that this additional consideration was not part of the purchase price and will be recognized as post-acquisition compensation expense over the related requisite service period. Also, in connection with the acquisition, we agreed to give certain former employees of Streem bonus awards of cash payments up to $381,000 and issue up to 155,787 shares of our Class A common stock valued at $2.0 million. These bonus awards are subject to continued employment with us and will be recognized as post-acquisition compensation expense over the related requisite service period. Transaction costs were approximately $273,000, which were recorded as general and administrative expense as incurred.

Results of operations for this acquisition have been included in our consolidated statements of operations since the acquisition date and were not material. Pro forma results of operations for this acquisition have not been presented because they were also not material to the consolidated results of operations.

Note 6. Goodwill and Intangible Assets

Goodwill activity is reflected in the following table (in thousands):

Balance at January 31, 2013	$—
Goodwill acquired—Crocodoc	8,081

Balance at January 31, 2014	8,081
Goodwill acquired—Streem (unaudited)	2,853

Balance at October 31, 2014 (unaudited)	$10,934

BOX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited as of October 31, 2014 and for the nine months ended October 31, 2013 and 2014)

Intangible assets consisted of the following (in thousands):

	Weighted Average Useful Life(1)	Gross Value	Accumulated Amortization	Net Carrying Value
January 31, 2013
Trade names	6.9 years	$1,201	$(371)	$830

Intangible assets, net		$1,201	$(371)	$830

January 31, 2014
Developed technology	3.0 years	$7,724	$(1,813)	$5,911
Trade names	6.9 years	1,201	(545)	656

Intangible assets, net		$8,925	$(2,358)	$6,567

October 31, 2014 (unaudited)
Developed technology	2.7 years	$10,224	$(4,190)	$6,034
Trade names and other	6.9 years	1,201	(673)	528

Intangible assets, net		$11,425	$(4,863)	$6,562

(1)	From the date of acquisition

Intangible amortization expense was $165,000, $14,000, $176,000, $2.0 million, $1.3 million and $2.5 million for the year ended December 31, 2011, the one month ended January 31, 2012, the years ended January 31, 2013 and 2014, and the nine months ended October 31, 2013 and 2014, respectively. Amortization of purchased technology is included in cost of revenue and amortization for trade names is included in general and administrative expenses in the consolidated statements of operations. As of January 31, 2014, expected amortization expense for intangible assets for each of the next five years and thereafter was as follows (in thousands):

Fiscal years ending January 31:
2015	2,783
2016	2,687
2017	919
2018	154
2019	23
Thereafter	1

$6,567

Note 7. Commitments and Contingencies

Letters of Credit

At January 31, 2014 and October 31, 2014, we had letters of credit in the amount of $2.4 million and $27.0 million, respectively, in connection with our facility leases. These letters of credit mature at various dates through December 1, 2018. Certain letters of credit are collateralized by certificates of deposit held by us in the amount of $2.4 million and $2.0 million, respectively. Refer to Note 8 for additional details.

BOX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited as of October 31, 2014 and for the nine months ended October 31, 2013 and 2014)

Operating Leases

We have entered into various non-cancellable operating lease agreements for certain of our offices and datacenters with lease periods expiring primarily between fiscal 2015 and 2019. Certain of these arrangements have free or escalating rent payment provisions and optional renewal clauses. We are also committed to pay a portion of the actual operating expenses under certain of these lease agreements. These operating expenses are not included in the table below. As of January 31, 2014, future minimum lease payments under non-cancellable operating leases are as follows (in thousands):

Years ending January 31:
2015	7,517
2016	6,220
2017	5,571
2018	5,219
2019	2,767

$27,294

As of October 31, 2014, future minimum lease payments under non-cancellable operating leases are as follows (in thousands)(unaudited):

Years ending January 31:
Remainder of 2015	1,786
2016	10,871
2017	15,074
2018	21,577
2019	21,835
Thereafter	205,722

$276,865

Total future minimum lease payments under non-cancellable operating leases as of October 31, 2014 is primarily comprised of lease payments due under the lease for our new headquarters in Redwood City, California. The lease expires in 2028 and increased total future minimum lease payments under non-cancellable operating leases by $253 million.

In October 2014, we signed a lease termination agreement for our current headquarters in Los Altos, California. The non-cancellable lease term now expires in 2015 and our total future minimum lease payments under non-cancellable operating leases have been reduced by $12.1 million. We do not expect to vacate our Los Altos headquarters before the end of the non-cancellable lease term.

We recognize rent expense under our operating leases on a straight-line basis. Rent expense totaled $2.4 million, $420,000, $4.1 million, $5.3 million, $3.8 million and $4.5 million, net of sublease income of $27,000, $9,000, $1.5 million, $1.1 million, $1.2 million and $1.3 million for the year ended December 31, 2011, the one month ended January 31, 2012, the years ended January 31, 2013 and 2014, and the nine months ended October 31, 2013 and 2014, respectively.

BOX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited as of October 31, 2014 and for the nine months ended October 31, 2013 and 2014)

We establish assets and liabilities for the present value of estimated future costs to return certain of our leased facilities to their original condition. Such assets are depreciated over the lease period into operating expense, and the recorded liabilities are accreted to the future value of the estimated restoration costs. As of January 31, 2013 and 2014, and October 31, 2014, we had such asset retirement obligations in the amount of $311,000, $459,000, and $133,000, respectively, which are included in other noncurrent liabilities in the consolidated balance sheets.

Purchase Obligations

At January 31, 2014 and October 31, 2014, we had $18.8 million and $32.6 million, respectively, of non-cancellable contractual purchase obligations related primarily to datacenter operations and sales activities.

Legal Matters

On June 5, 2013, Open Text S.A. (Open Text) filed a lawsuit against us, alleging that our core cloud software and Box Edit application infringe 12 patents of Open Text. Open Text is seeking preliminary and permanent injunctions against infringement, treble damages, and attorney’s fees. On August 1, 2013, we filed an answer to Open Text’s complaint, which denied that we infringed Open Text’s patents and asserted that Open Text’s patents were invalid. On the same date, we also filed a motion to transfer the case to the U.S. District Court for the Northern District of California. On September 13, 2013, Open Text filed a motion for preliminary injunction seeking to enjoin us from providing our Box Edit feature to companies with more than 100 users. On September 28, 2013, we filed papers in opposition to Open Text’s motion for preliminary injunction. On October 18, 2013, the Virginia court granted our motion to transfer and the case was transferred to the U.S. District Court for the Northern District of California. Discovery commenced on February 6, 2014. On April 9, 2014, the California court denied Open Text’s motion for preliminary injunction, finding that (1) Open Text failed to meet its burden to show irreparable harm, (2) Open Text failed to show a reasonable likelihood of success on the merits of its case, and (3) we have raised a substantial question as to the validity of the patents asserted during the preliminary injunction proceedings.

The judge has issued a scheduling order which sets forth the current expectation for important events in the lawsuit, although no assurances can be given that the schedule will not change. A claims construction hearing, also known as a Markman hearing, was held on November 20, 2014, and a trial date has been scheduled for February 2, 2015. On September 19, 2014, in a related action, Open Text S.A. v. Alfresco Software Ltd., et al., Case No. 13-cv-04843-JD, the Court granted the Alfresco Defendants’ motion to dismiss with prejudice the asserted claims of the Dialog Patents, finding the asserted claims of the Dialog Patents patent ineligible under 35 U.S.C. § 101. Subsequently, Open Text advised us that it was no longer pursuing claims of infringement against us under the asserted claims of the Dialog Patents. On December 1, 2014, the court issued its claim construction order. As of December 10, 2014, as required by the Court, the number of claims asserted by Open Text has been reduced to a total of 15 claims across eight remaining patents. We have reduced our prior art references to a total of 13. On December 5, 2014, we moved for summary judgment of invalidity as to the asserted claims while Open Text moved for partial summary judgment that certain systems identified by Box do not qualify as prior art.

We intend to defend the lawsuit vigorously. At present, we are unable to estimate a reasonably possible range of loss, if any, that may result from this matter. If an unfavorable outcome were to occur in this litigation, the impact could be material to our business, financial condition, or results of operations.

In addition, from time to time, we have become involved in claims and other legal matters arising in the ordinary course of business. We investigate these claims as they arise. Although claims are inherently unpredictable, we currently are not aware of any matters that may have a material adverse effect on our business, financial position, results of operations or cash flows.

BOX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited as of October 31, 2014 and for the nine months ended October 31, 2013 and 2014)

We accrue estimates for resolution of legal and other contingencies when losses are probable and estimable. From time to time, we are a party to litigation and subject to claims incident to the ordinary course of business, including intellectual property claims, labor and employment claims, and threatened claims, breach of contract claims, and other matters.

Although the results of litigation and claims are inherently unpredictable, we believe there was not at least a reasonable possibility that we had incurred a material loss with respect to such loss contingencies, as of January 31, 2013 and 2014 and October 31, 2014.

Indemnification

We include service level commitments to our customers warranting certain levels of uptime reliability and performance and permitting those customers to receive credits in the event that we fail to meet those levels. In addition, our customer contracts often include (i) specific obligations that we maintain the availability of the customer’s data through our service and that we secure customer content against unauthorized access or loss, and (ii) indemnity provisions whereby we indemnify our customers for third-party claims asserted against them that result from our failure to maintain the availability of their content or securing the same from unauthorized access or loss. To date, we have not incurred any material costs as a result of such commitments.

Our arrangements generally include certain provisions for indemnifying customers against liabilities if our products or services infringe a third party’s intellectual property rights. It is not possible to determine the maximum potential amount under these indemnification obligations due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. To date, we have not incurred any material costs as a result of such obligations and have not accrued any liabilities related to such obligations in the consolidated financial statements. In addition, we indemnify our officers, directors and certain key employees while they are serving in good faith in their respective capacities. To date, there have been no claims under any indemnification provisions.

Note 8. Debt

In December 2010, as amended in January 2011, we entered into a Loan and Security Agreement with Hercules Technology Growth Capital, Inc. (Hercules) (the Hercules 2010 Agreement) with a maturity date of December 31, 2014. Under this agreement, equipment loans of up to $3.0 million and a growth capital loan of up to $7.0 million were available for draw through October 31, 2011, at an interest rate equal to the greater of (a) the prime rate on the date of the draw as reported by the Wall Street Journal plus 5.25%, and (b) 8.50%. With respect to equipment loans, the Hercules 2010 Agreement has an end of term payment of 5% of the aggregate amount borrowed. In March 2011, we drew equipment loan borrowings of $1.6 million at an interest rate of 8.50%. Principal payments of $577,000, $968,000 and $968,000 were made during the years ended January 31, 2013 and 2014 and the nine months ended October 31, 2013. Also, in connection with the Hercules 2010 Agreement, we granted Hercules a security interest in all equipment financed under the Hercules 2010 Agreement and issued warrants to purchase 199,219 shares of Series C redeemable convertible preferred stock (See Note 11). Separately, in March 2011, Hercules purchased 158,133 shares of our Series D redeemable convertible preferred stock at a purchase price of $3.1619 per share.

In August 2011, as amended in March 2012, we entered into a Loan and Security Agreement with Hercules (the Hercules 2011 Agreement) with a maturity date of March 1, 2016. Under this agreement, equipment loans of up to $10.0 million were available for draw through June 30, 2012, at an interest rate equal to the greater of

BOX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited as of October 31, 2014 and for the nine months ended October 31, 2013 and 2014)

(a) 7.5% plus the prime rate as reported in The Wall Street Journal minus 3.75%, and (b) 7.5%. In addition, there was an end of term payment of 2.5% of the aggregate amount borrowed. Under the Hercules 2011 Agreement, we drew equipment loan borrowings of $4.8 million, $4.8 million and $353,000 at an interest rate of 7.5% in September 2011, December 2011, and April 2012. No principal payments were made in the year ended January 31, 2013. Principal payments of $10.0 million were made during the nine months ended October 31, 2013, and the year ended January 31, 2014. Also, in connection with the Hercules 2011 Agreement, we granted Hercules a security interest in all equipment financed under the agreement and issued warrants to purchase 62,255 shares of Series D-1 redeemable convertible preferred stock (See Note 11). Separately, in September 2011, Hercules purchased 124,511 shares of our Series D-1 redeemable convertible preferred stock at a purchase price of $8.0314 per share.

In March 2012, as amended in June 2012, we entered into a Loan and Security Agreement with Hercules (the Hercules 2012 Agreement) with a maturity date of July 1, 2016. Under this agreement, growth capital loans of up to $20.0 million were available for draw through June 30, 2012, at an interest rate equal to the greater of (a) 8.875% plus the prime rate as reported in The Wall Street Journal minus 3.75%, and (b) 8.875%. Under the Hercules 2012 Agreement, we had an end of term payment of 4.5% of the aggregate amount borrowed. In March 2012, May 2012, and June 2012, we drew loan borrowings of $5.0 million, $5.0 million and $10.0 million at an interest rate of 8.375%. No principal payments were made in the year ended January 31, 2013. Principal payment of $20.0 million was made during the nine months ended October 31, 2013, and the year ended January 31, 2014. Also, in connection with the Hercules 2012 Agreement, we granted the lender a security interest in all equipment financed under the agreement and all of our patents, patent applications, copyrights, trademarks and trademark applications. Separately, in March 2012, Hercules purchased 220,751 shares of our Series D-2 redeemable convertible preferred stock at a purchase price of $9.0657 per share.

The Hercules Agreements discussed above provided certain financial-related covenants, among others, relating to delivery of audited financial statements to Hercules. We received waivers from Hercules for not complying with the covenants and accordingly did not change the classification of the related Notes Payable to short term at January 31, 2013. We were not otherwise in default on the loan. In conjunction with the Hercules loans, we incurred interest expense of $235,000, $43,000, $1.9 million, $3.0 million and $1.3 million for the year ended December 31, 2011, the one month ended January 31, 2012, the years ended January 31, 2013 and 2014 and the nine months ended October 31, 2013. During the respective periods, we capitalized $107,000, $56,000, $585,000, $200,000 and $200,000 of interest costs. Interest expense consists of offering costs, including the amortization of the initial fair value of the redeemable convertible preferred stock warrants issued in connection with obtaining the loan, and amortization of end of term payments, commitment and legal and facility fees, as appropriate, over the related term of the loan using the effective interest rate method.

In August 2013, we repaid the Hercules loans in conjunction with entering into a line of credit agreement discussed below. Accordingly, the related remaining unamortized debt issuance and end of term fees, along with the early pay off penalty, of $1.4 million was expensed immediately and was included in interest income (expense), net in the consolidated statement of operations.

Line of Credit

In August 2013, we entered into a two-year $100.0 million secured revolving credit facility. The credit facility is denominated in U.S. dollars and, depending on certain conditions, each borrowing is subject to a floating interest rate equal to the London Interbank Offer Rate (LIBOR) plus 3.0% or the Alternate Base Rate (ABR) plus 2.0%. In addition, there is a commitment fee of 0.5% on outstanding unused commitment amount. At

BOX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited as of October 31, 2014 and for the nine months ended October 31, 2013 and 2014)

closing, we drew $34.0 million at 3.4% (six month Libor plus 3.0%) which we used to repay the outstanding Hercules loans and the related early payoff and end of term fees, as well as for other general corporate purposes. In July 2014, we drew an additional $12.0 million under the credit facility at 3.3% (six month LIBOR plus 3.0%). In September 2014, we paid down $6.0 million and amended the credit facility to reduce our borrowing capacity from $100.0 million to $75.0 million and extend the facility through August 2016. Concurrently and in conjunction with the execution of our new headquarters lease in September 2014, letters of credit in the aggregate amount of $25.0 million were issued under the credit facility. These letters of credit reduce our total borrowing capacity under the credit facility and are subject to interest at 3.25% per annum. As of October 31, 2014, the outstanding borrowings under the credit facility were $40.0 million, and our remaining borrowing capacity under the credit facility was $10.0 million.

Borrowings under the credit facility are collateralized by substantially all of our assets. The credit facility also contains various covenants, including covenants related to the delivery of financial and other information, the maintenance of quarterly financial covenants, material adverse effects, as well as limitations on dispositions, mergers or consolidations and other corporate activities. As of January 31, 2014 and October 31, 2014, we were in compliance with all financial covenants.

In connection with the credit facility, we incurred interest expense of $946,000 and $1.9 million for the year ended January 31, 2014 and the nine months ended October 31, 2014. During the same periods, we capitalized $84,000 and $278,000 of interest costs. Interest expense also includes amortization of issuance costs, unused commitment fees and fees on letters of credit which are recognized over the related term of the borrowing.

Note 9. Redeemable Convertible Preferred Stock

Our redeemable convertible preferred stock is issuable in series. As of January 31, 2013 and 2014 and October 31, 2014, we had outstanding redeemable convertible preferred stock (individually referred to as Series A, B, C, D, D-1, D-2, E, E-1 or F) as follows (in thousands, except for share data):

	As of January 31, 2013
Series	Number of Shares Authorized	Number of Shares Issued and Outstanding	Aggregate Liquidation Preference	Carrying Value
A	5,315,560	5,228,420	$1,500	$1,475
B	20,331,812	19,908,882	13,110	13,055
C	14,261,720	14,062,501	18,000	17,937
D	11,954,837	11,954,837	37,800	37,723
D-1	3,922,103	3,859,848	31,000	30,899
D-2	3,529,927	3,529,927	32,000	31,910
E	12,230,000	11,454,838	150,000	148,900

Total	71,545,959	69,999,253	$283,410	$281,899

BOX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited as of October 31, 2014 and for the nine months ended October 31, 2013 and 2014)

	As of January 31, 2014
Series	Number of Shares Authorized	Number of Shares Issued and Outstanding	Aggregate Liquidation Preference	Carrying Value
A	5,315,560	5,228,420	$1,500	$1,481
B	20,331,812	20,331,812	13,388	19,738
C	14,261,720	14,261,720	18,255	21,121
D	11,954,837	11,954,837	37,800	37,740
D-1	3,922,103	3,922,103	31,500	32,118
D-2	3,529,927	3,529,927	32,000	31,930
E	12,230,000	11,454,838	150,000	149,143
E-1	5,556,000	5,554,440	99,980	99,946

Total	77,101,959	76,238,097	$384,423	$393,217

	As of October 31, 2014
Series	Number of Shares Authorized	Number of Shares Issued and Outstanding	Aggregate Liquidation Preference	Carrying Value
	(unaudited)
A	5,315,560	5,228,420	$1,500	$1,483
B	20,331,812	20,331,812	13,388	19,744
C	14,261,720	14,261,720	18,255	21,127
D	11,954,837	11,954,837	37,800	37,748
D-1	3,922,103	3,922,103	31,500	32,128
D-2	3,529,927	3,529,927	32,000	31,940
E	12,230,000	11,454,838	150,000	149,257
E-1	5,556,000	5,554,440	99,980	99,950
F	7,500,000	7,500,000	155,625	157,031

Total	84,601,959	83,738,097	$540,048	$550,408

Accretion of Redeemable Convertible Preferred Stock

Stock issuance costs incurred related to our redeemable convertible preferred stock are being accreted using the effective interest method via a charge to additional paid in capital over the period from issuance date to the date at which the redeemable convertible preferred stock becomes redeemable at the option of the holders. In addition, the redemption value for the Series F redeemable convertible preferred stock is determined based on the Series F Return (see definition in the “Liquidation” section below). Accordingly, the carrying value of the Series F redeemable convertible preferred stock is being accreted to the redemption value over the period from issuance through the redemption date.

The holders of our redeemable convertible preferred stock have the following rights, preferences, privileges and restrictions:

Voting Rights

Each holder of Series A, Series B, Series C, Series D, Series D-1, Series D-2, Series E and Series F (collectively, the “Voting Preferred”) will have the same voting rights as the holders of Class A common stock,

BOX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited as of October 31, 2014 and for the nine months ended October 31, 2013 and 2014)

and the holders of Class A common stock and Voting Preferred will vote together as a single class on all matters except as discussed below. Holders of Series E-1 have no voting rights. Each holder of Voting Preferred has voting rights equal to the number of shares of Class A common stock into which the shares of Voting Preferred held by such holder are then convertible. Until the redeemable convertible preferred stock is converted to Class A common stock, (a) the holders of Series A, Series B, Series C, Series E and Series F voting preferred are each entitled to elect one member to the Board; (b) the holders of Class A common stock are entitled to elect two members to the Board, and (c) the holders of Voting Preferred and Class A common stock, voting together as a single class, are entitled to elect all other members of the Board. Following conversion of the redeemable convertible preferred stock into Class A common stock, the holders of Class A common stock will be entitled to elect all the members of the Board.

Redemption

The holders of not less than sixty-six and two-thirds percent (66 2⁄3%) of the outstanding shares of Voting Preferred, voting together as a separate class, may require us to redeem all of the outstanding shares of redeemable convertible preferred stock in three equal annual installments beginning at any time after July 3, 2019; provided that the prior approval of the holders of at least a majority of the outstanding shares of Series E shall be required to redeem the shares of Series E, and the prior approval of the holders of at least sixty-six and two-thirds percent (66- 2⁄3%) of the outstanding shares of Series F Preferred shall also be required to redeem the shares of Series F Preferred. We are obligated to pay to the holders of each series of redeemable convertible preferred stock other than Series F in cash a sum equal to the original issue price per share of each series of redeemable convertible preferred stock (as adjusted for any stock dividends, combinations, splits, or recapitalizations) plus all accrued or declared and unpaid dividends with respect to such shares. We are obligated to pay to the holders of Series F the Series F Return (see definition in the “Liquidation” section below) (as adjusted for any stock dividends, combinations, splits, or recapitalizations) plus all accrued or declared and unpaid dividends with respect to such shares.

The number of shares of redeemable convertible preferred stock that we are required to redeem on any one redemption date is equal to the amount determined by dividing (a) the aggregate number of shares of redeemable convertible preferred stock outstanding immediately prior to the redemption date by (b) the number of remaining redemption dates (including the redemption date to which such calculation applies). In addition, the redemption value for the Series F redeemable convertible preferred stock is determined based on the Series F Return (see definition in the “Liquidation” section below). As a result, we are required to accrete the carrying value of the redeemable convertible preferred stock to its redemption value over the period from issuance through the redemption date. We recorded redeemable convertible preferred stock accretion of $80,000, $9,000, $226,000, $341,000, $256,000 and $7.6 million during the year ended December 31, 2011, the one month ended January 31, 2012, the years ended January 31, 2013 and 2014 and the nine months ended October 31, 2013 and 2014, respectively. The accretion charges do not impact our net loss but are instead recognized as a charge against additional paid in capital.

If we do not have sufficient funds legally available to redeem all shares to be redeemed at the redemption date, those funds that are legally available will first be used to redeem shares from the holders of the Series F Preferred ratably in proportion to the aggregate redemption price that would be payable to each holder of Series F Preferred. After the full redemption of the Series F Preferred to be redeemed on such date, the remaining funds legally available for redemption will be used to redeem shares from the rest of the preferred stockholders, on a pari passu basis and ratably in proportion to the aggregate redemption price that would be payable to each holder if all shares required to be redeemed were being redeemed. In the event that shares of redeemable convertible

BOX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited as of October 31, 2014 and for the nine months ended October 31, 2013 and 2014)

preferred stock are not redeemed due to a default in payment by us or because we do not have sufficient legally available funds, such shares of redeemable convertible preferred stock shall remain outstanding and entitled to all the rights and preferences of the redeemable convertible preferred stock until redeemed. No redeemable convertible preferred stock was eligible for redemption as of January 31, 2013 and 2014 or October 31, 2014.

Conversion

Each share of redeemable convertible preferred stock is convertible, at any time at the option of the stockholder, into one share of Class A common stock, subject to certain anti-dilution or other adjustments. Conversion of the redeemable convertible preferred stock into shares of Class A common stock is automatic at the respective then effective conversion rate for each series: (i) at any time upon the approval of the holders of at least (a) 66 2⁄3% of the outstanding Voting Preferred, (b) 66 2⁄3% of the outstanding Series C, (c) 66 2⁄3% of the outstanding Series D, and (d) 66 2⁄3% of the outstanding Series F; provided, however, if such conversion (i) is in conjunction with a liquidation event and if the proceeds of such liquidation event to be received by holders of Series D-1, Series D-2, or Series E is less than their respective original issue price, the conversion ratio of such series will be adjusted such that each series will receive shares of Class A common stock with a value equal to their respective original issue price; and (ii) immediately upon the closing of a firmly underwritten public offering of our Class A common stock in which such shares of our Class A common stock have been listed for trading on a specified stock exchange and that results in gross cash proceeds (before underwriting discounts, commissions, and fees) of at least $100.0 million; provided, however, if the price per share of Class A common stock sold in any public offering of our Class A common stock causes the holders of either Series D-2 or Series E to receive shares of Class A common stock with a value less than their respective original issue price, the conversion ratio of the shares of Series D-2 or Series E, as applicable, shall be adjusted such that the holders of such class of stock receive shares of Class A common stock equal to the value of their respective original purchase price. Any automatic conversion of Series D-2 or Series E that is not effected in connection with a liquidation event or qualified initial public offering will also require the approval of holders of at least 66 2⁄3% of the outstanding shares of Series D-2 and the holders of at least 60% of the outstanding shares of Series E, respectively.

Series F Conversion

In connection with any conversion of the Series F Preferred, if we consummate an initial public offering on or prior to July 7, 2015, each share of Series F redeemable convertible preferred stock will convert into shares of Class A common stock equal to $20.00 divided by the lesser of 90% of the price per share of Class A common stock or $20.00.

If we consummate an initial public offering after July 7, 2015, holders of Series F redeemable convertible preferred stock will receive shares of Class A common stock with a value equal to the Series F Return (see definition in the “Liquidation” section below). In addition, if the price per share of Class A Common sold in an initial public offering is less than $13.0949 (as adjusted for any stock dividends, combinations, splits, recapitalizations or the like), then each share of Series F Preferred shall, immediately prior to the closing of such offering, be automatically converted into a number of shares of Class A Common equal to the Series F Return calculated as of the date such offering is consummated divided by $13.0949 (as adjusted for any stock dividends, combinations, splits, recapitalizations or the like with respect to such shares) (such number of shares resulting from the conversion, the “Series F Limitation”); provided further, however, that if the product of the Series F Limitation multiplied by the price per share of Class A Common sold in the initial public offering is less than $20.00 (as adjusted for any stock dividends, combinations, splits, recapitalizations or the like), then the Series F Limitation shall not apply and each share of Series F Preferred shall, immediately prior to the closing of such

BOX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited as of October 31, 2014 and for the nine months ended October 31, 2013 and 2014)

offering, be automatically converted into a number of shares of Class A Common equal to $20.00 (as adjusted for any stock dividends, combinations, splits, recapitalizations or the like) divided by the price per share of Class A Common sold in the initial public offering.

Dividends

The holders of Series F, Series E-1, Series E, Series D-2, Series D-1, Series D, Series C, Series B and Series A, in preference and priority to the holders of common stock, are entitled to receive, on a pari passu basis, a noncumulative cash dividend at the rate of $1.60, $1.44, $1.0476, $0.7253, $0.6425, $0.2530, $0.1024, $0.0527, and $0.0230 per share, respectively, per annum, if and when declared by the Board. After payment in full of such amounts as set forth above, any additional dividends declared will be distributed among all holders of redeemable convertible preferred stock and common stock on an as-if-converted basis.

No dividends have been declared for any of the periods presented.

Liquidation

In the event of any liquidation, dissolution, or winding up of Box, Inc., whether voluntary or involuntary, the holders of the Series F Preferred shall be entitled to receive, prior and in preference to any distribution of any of the assets of the company to the holders of any other series of Preferred Stock and Common Stock, (i) an amount equal to $20.00 (as adjusted for any stock dividends, combinations, splits, or recapitalizations), plus (ii) an additional amount equal to $3.00 per year, which additional amount shall accrue quarterly following the original issue date for the Series F Preferred on the basis of a 360 day year with no compounding (the sum of (i) and (ii), the “Series F Return”), per share of Series F Preferred, plus (iii) all accrued or declared but unpaid dividends on such shares. If the assets available for distribution to the holders of Series F Preferred shall be insufficient to pay the preferential amount in full, then the entire assets and funds of the company legally available for distribution shall be distributed ratably to the holders of Series F Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive. After the payment in full of the preferential amount has been made to the holders of Series F Preferred Stock, the holders of Series A, Series B, Series C, Series D, Series D-1, Series D-2, Series E and Series E-1 shall be entitled to receive, on a pari passu basis, prior to any distributions to the holders of common stock, the amounts of $0.2869, $0.6585, $1.28, $3.1619, $8.0314, $9.0657, $13.0949 and $18.00 per share, respectively, plus all accrued or declared but unpaid dividends on such shares. After payment in full of such amounts as set forth above, our remaining assets will be distributed ratably among the holders of common stock and Series B, Series C, Series D, Series D-1 and Series D-2 in proportion to the number of shares held by such holders (on an as-if-converted basis); provided that (a) the total amount that may be distributed to holders of Series B may not exceed $1.6463 per share; (b) the total amount that may be distributed to holders of Series C may not exceed $3.20 per share; (c) the total amount that may be distributed to holders of Series D may not exceed $7.9048 per share; (d) the total amount that may be distributed to holders of Series D-1 may not exceed $16.0628 per share; and (e) the total amount that may be distributed to holders of Series D-2 may not exceed $18.1314 per share. After the amounts set forth above have been paid in full, our remaining assets will be distributed ratably among the holders of the common stock.

Note 10. Common Stock and Stockholders’ Deficit

Common Stock

We have two classes of common stock, Class A and Class B. The rights of the holders of Class A and Class B common stock are identical, except with respect to voting. Each share of Class A common stock is

BOX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited as of October 31, 2014 and for the nine months ended October 31, 2013 and 2014)

entitled to one vote per share. Shares of Class B common stock have no voting rights, including with respect to the election of directors. Shares of Class B common stock convert automatically into shares of Class A common stock on a one-for-one basis at such time as is determined by the Board or, in the event any shares of Class B common stock are acquired by a holder of redeemable convertible preferred stock who is not an employee or an immediate family member or controlled affiliate of an employee of the Company at the time of such acquisition.

During the year ended January 31, 2013, certain employees sold 496,340 shares of common stock to existing investors for amounts in excess of the deemed fair value of our common stock at the time of sales. The amounts paid by the investors in excess of the deemed fair value were recorded as compensation expense, which totaled $3.8 million for the year ended January 31, 2013.

We have reserved the following shares of authorized but unissued Class A and Class B common stock as of the following dates:

	As of January 31, 2013	As of January 31, 2014	As of October 31, 2014
			(unaudited)
Conversion of redeemable convertible preferred stock	69,999,253	76,238,097	83,738,097
Warrants to purchase redeemable convertible preferred stock	771,544	87,140	87,140
Issued and outstanding stock options	13,992,407	18,427,075	18,050,150
Issued and outstanding restricted stock units and other	—	225,300	4,219,740
Future grants of equity awards	903,152	41,840	254,714

	85,666,356	95,019,452	106,349,841

In December 2013, our board of directors approved the terms of two new classes of stock, the new Class A common stock and the new Class B common stock. Shares of the new Class A common stock will be entitled to one vote per share and shares of the new Class B common stock will be entitled to 10 votes per share. Upon the completion of an initial public offering, all outstanding shares of our Existing Class A common stock, Existing Class B common stock and redeemable convertible preferred stock (including shares issuable upon the net exercise of a redeemable convertible preferred stock warrant that will otherwise expire upon the completion of this offering) will convert into shares of our new Class B common stock. In addition, all options to purchase shares of our capital stock outstanding prior to the completion of an initial public offering will become exercisable for shares of our new Class B common stock after the completion of an initial public offering.

Treasury Stock

In connection with the issuance of Series D redeemable convertible preferred stock in February 2011 and the issuance of Series D-1 redeemable convertible preferred stock in August 2011, certain employees sold 411,138 and 641,815 shares of their holdings in our common stock to investors in the respective redeemable convertible preferred stock financings for amounts in excess of the deemed fair value of our common stock at the time of sale. The amounts paid by the investors in excess of the deemed fair value were recorded as compensation expense, which totaled $5.6 million for the year ended December 31, 2011. We then concurrently exchanged the common stock with the investors for Series D and Series D-1 redeemable convertible preferred stock on a one-for-one basis, as the case may be, and the shares of repurchased common stock were removed from common stock outstanding and recorded as treasury stock.

BOX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited as of October 31, 2014 and for the nine months ended October 31, 2013 and 2014)

As of January 31, 2013 and 2014 and October 31, 2014, we held an aggregate of 3,052,953 shares of common stock as treasury stock.

Note 11. Redeemable Convertible Preferred Stock Warrants

The following redeemable convertible preferred stock warrants were outstanding with the related fair values as of January 31, 2013 and 2014 and October 31, 2014 (in thousands, except for share data):

		January 31, 2013		January 31, 2014		October 31, 2014
Series	Price Per Share	Warrants Outstanding	Fair Value	Warrants Outstanding	Fair Value	Warrants Outstanding	Fair Value
						(unaudited)
A	$0.29	87,140	$379	87,140	$1,346	87,140	$1,206
B	$0.66	422,930	1,683	—	—	—	—
C	$1.28	199,219	709	—	—	—	—
D-1	$8.03	62,255	98	—	—	—	—

Total		771,544	$2,869	87,140	$1,346	87,140	$1,206

In October 2006, in connection with the receipt of a loan from BlueCrest Capital Finance, L.P. (BlueCrest), we granted BlueCrest a warrant to purchase 87,140 shares of our Series A redeemable convertible preferred stock at an exercise price of $0.2869 per share. The warrants are immediately exercisable and expire on the earlier of October 2016, immediately prior to the consummation of an initial public offering or a liquidity event.

In August 2007, in connection with the issuance of convertible notes to certain of our existing investors, we granted those existing investors warrants which entitled the investors, at any time prior to expiration of such warrants, to subscribe for and purchase shares of Series B redeemable convertible preferred stock for the original Series B offering price of $0.6585 per share. The number of shares covered by the warrants and the price of those shares were contingent upon the occurrence of certain events, including the closing of the Series B equity financing. Upon the closing of the Series B equity financing in January 2008, it was determined that the warrants covered an aggregate of 151,860 shares of Series B redeemable convertible preferred stock at an exercise price of $0.6585 per share. The warrants were exercisable, in whole or in part, from the closing date of the Series B equity financing until the earlier of August 7, 2014, immediately prior to the consummation of a liquidation event or an initial public offering occurring prior to August 7, 2014.

In May 2008, in connection with the receipt of a loan from Hercules pursuant to the terms and conditions of the Loan and Security Agreement (the Hercules Agreement), we granted Hercules a warrant to purchase 271,070 shares of our Series B redeemable convertible preferred stock at an exercise price of $0.6585 per share. The warrants were immediately exercisable and expire on the earliest of May 26, 2015, or three years after our initial public offering, or the closing date of a sale of Box, Inc. for cash or in exchange for freely-tradable securities that are publicly traded on a national securities exchange. In addition, the warrants are automatically converted into warrants to purchase shares of our common stock upon the completion of an initial public offering.

In December 2010, in connection with the Hercules 2010 Agreement, we granted Hercules a warrant to purchase 445,312 shares of our Series C redeemable convertible preferred stock at an exercise price of $1.28. Initially, warrants to purchase 199,219 shares of Series C redeemable convertible preferred stock were immediately exercisable and the remaining warrants to purchase 246,093 shares of Series C redeemable convertible preferred stock were exercisable pro-rata against draws on the loan. No additional draws were made during the draw down period and the 246,093

BOX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited as of October 31, 2014 and for the nine months ended October 31, 2013 and 2014)

additional warrants to purchase shares of Series C redeemable convertible preferred stock were cancelled during the year ended December 31, 2011. The warrants expire on the earlier of December 30, 2017, three years after our initial public offering, or a liquidity event. In addition, the warrants are automatically converted into warrants to purchase shares of our common stock upon the completion of an initial public offering.

In August 2011, in connection with the Hercules 2011 Agreement, we granted Hercules a warrant to purchase 62,255 shares of our Series D-1 redeemable convertible preferred stock at an exercise price of $8.0314. The warrants expire on the earlier of August 23, 2018, three years after our initial public offering, or a liquid sale. In addition, the warrants are automatically converted into warrants to purchase shares of our common stock upon the completion of an initial public offering.

We recorded the initial fair value of all of the warrants issued as a liability with the offset as an imputed discount on the respective loan (see Note 3). These warrants will remain outstanding until the exercise or expiration of the warrants or the completion of an initial public offering, at which time the warrant liability will be remeasured to fair value and reclassified to additional paid-in capital. The discount was amortized to interest expense using the effective interest method over the term of the related loan. Interest expense of $49,000, $6,000, $76,000, $136,000, $136,000 and $0 was recognized for the year ended December 31, 2011, the one month ended January 31, 2012, the years ended January 31, 2013 and 2014, and the nine months ended October 31, 2013 and 2014, respectively.

In January 2014, all outstanding warrants to purchase Series B, Series C and Series D-1 redeemable convertible preferred stock were exercised. The related preferred stock warrant liability was remeasured to fair value at the exercise date, and the remaining liability along with the proceeds received upon exercise were reclassified to redeemable convertible preferred stock.

Note 12. Stock-Based Compensation

Equity Incentive

We maintain the 2006 Stock Incentive Plan (the 2006 Plan) and the 2011 Equity Incentive Plan (the 2011 Plan), which are collectively referred to as the “Plan.” Shares issued upon exercise of options under the 2006 Plan are Class A common stock. Shares issued upon exercise of options under the 2011 Plan are Class B common stock. Stock awards granted under the Plan may be (i) incentive stock options (ISOs), (ii) nonqualified stock options (NSOs), (iii) Restricted Stock Units (RSUs), (iv) Restricted Stock Awards (RSAs) or (v) Stock Appreciation Rights (SARs), as determined by the Board at the time of grant. Options generally vest 25% one year from the vesting commencement date and 1/48th per month thereafter. The deemed fair value per share is determined by the Board at each grant date, based on input from management and a third party valuation firm. Subject to certain restrictions as defined in the Plan and the option agreement and/or restricted stock award agreement, as applicable, (a) we may (i) with respect to options that are early exercisable, repurchase any or all of the unvested shares acquired by the option holder, and (ii) with respect to restricted stock awards, repurchase any or all of the unvested shares acquired by the recipient; and (b) we have a right of first refusal on any or all of the vested shares acquired by the option holder and/or recipient of a restricted stock award, as applicable.

Upon the adoption of the 2011 Plan, the 2006 Plan was suspended, and the remaining shares available for issuance under the 2006 Plan ceased to be available for issuance. Following the adoption of the 2011 Plan, any shares subject to outstanding awards under the 2006 Plan that were subsequently cancelled were not returned to the pool of shares available for issuance under the 2006 Plan or the 2011 Plan.

BOX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited as of October 31, 2014 and for the nine months ended October 31, 2013 and 2014)

Stock Options

The following table summarizes the activity under the equity incentive plans and related information:

	Shares Subject to Options Outstanding		Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
	Shares Subject to Outstanding Options	Weighted- Average Exercise Price
				(in thousands)
Balance as of January 31, 2013	13,992,407	$1.84	8.69	$38,954
Options granted	7,847,410	6.16
Options exercised	(2,267,540)	1.32
Options forfeited/cancelled under 2006 Plan	(189,936)	0.73
Options forfeited/cancelled under 2011 Plan	(955,266)	3.77

Balance as of January 31, 2014	18,427,075	3.65	8.45	191,809
Options granted (unaudited)	1,982,632	16.52
Options exercised (unaudited)	(1,303,500)	2.20
Options forfeited/cancelled under 2006 Plan (unaudited)	(72,183)	0.84
Options forfeited/cancelled under 2011 Plan (unaudited)	(983,874)	4.73

Balance as of October 31, 2014 (unaudited)	18,050,150	$5.12	7.92	$150,524

Vested and expected to vest as of January 31, 2014	17,863,613	$3.62	8.44	$186,436

Exercisable as of January 31, 2014	5,438,985	$1.57	7.49	$67,947

Vested and expected to vest as of October 31, 2014 (unaudited)	17,666,690	$5.07	7.91	$140,929

Exercisable as of October 31, 2014 (unaudited)	8,562,966	$2.62	7.31	$89,306

The options exercisable as of January 31, 2014 and October 31, 2014 include options that are exercisable prior to vesting. The aggregate intrinsic value of options vested and expected to vest and exercisable as of January 31, 2014 and October 31, 2014 is calculated based on the difference between the exercise price and the fair value of our common stock as of January 31, 2014 and October 31, 2014. The aggregate intrinsic value of exercised options for the year ended December 31, 2011, the one month ended January 31, 2012, the years ended January 31, 2013 and 2014 and the nine months ended October 31, 2013 and 2014 was $1.2 million, $112,000, $11.6 million, $17.8 million, $7.9 million and $16.6 million, respectively, and is calculated based on the difference between the exercise price and the fair value of our common stock as of the exercise date.

The aggregate estimated fair value of stock options granted to employees that vested during the year ended December 31, 2011, the one month ended January 31, 2012, the years ended January 31, 2013 and 2014 and the nine months ended October 31, 2013 and 2014 was $339,000, $37,000, $2.0 million, $7.4 million, $5.6 million and $12.6 million, respectively.

The weighted-average grant date fair value of options granted to employees was $0.47, $2.15, $4.75, $4.43 and $7.96 per share during the year ended December 31, 2011, and the years ended January 31, 2013 and 2014 and the nine months ended October 31, 2013 and 2014, respectively. No options were granted during the one month ended January 31, 2012.

BOX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited as of October 31, 2014 and for the nine months ended October 31, 2013 and 2014)

As of January 31, 2014 and October 31, 2014, there was $39.8 million and $38.9 million of unrecognized stock-based compensation expense related to outstanding stock options granted to employees net of estimated forfeitures. This amount is expected to be recognized over a remaining weighted-average period of 3.08 years and 2.72 years. To the extent the actual forfeiture rate is different from what we have estimated, stock-based compensation related to these awards will be different from our expectations.

Early Exercises of Stock Options

With the approval of the Board, we allow certain employees and directors to exercise stock options granted under the 2006 Plan and the 2011 Plan prior to vesting. The unvested shares are subject to a repurchase right held by us at the original purchase price. Early exercises of options are not deemed to be substantive exercises for accounting purposes and accordingly, amounts received for early exercises are initially recorded in other current liabilities or other noncurrent liabilities and reclassified to common stock and additional paid-in capital as the underlying shares vest. At January 31, 2013 and 2014 and October 31, 2014, we had $1.1 million, $872,000 and $441,000 recorded in liabilities related to early exercises of stock options, and the related number of unvested shares subject to repurchase was 905,293, 331,826 and 146,165, respectively.

Restricted Stock Units

A summary of our restricted stock unit activity and related information is as follows:

	Number of Restricted Stock Units Outstanding	Weighted- Average Grant Date Fair Value
Unvested balance—January 31, 2013	—	—
Granted	225,300	14.06
Vested	—	—

Unvested balance—January 31, 2014	225,300	14.06

Granted (unaudited)	3,980,589	16.26
Vested (unaudited)	(5,279)	14.95
Forfeited/cancelled (unaudited)	(136,657)	16.10

Unvested balance—October 31, 2014 (unaudited)	4,063,953	$16.14

As of January 31, 2014 and October 31, 2014, there was $3.0 million and $55.1 million of unrecognized stock-based compensation expense related to outstanding restricted stock units net of estimated forfeitures. These amounts are expected to be recognized over a remaining weighted-average period of 3.93 years and 3.49 years. To the extent the actual forfeiture rate is different from what we have estimated, stock-based compensation related to these awards will be different from our expectations.

BOX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited as of October 31, 2014 and for the nine months ended October 31, 2013 and 2014)

Restricted Stock

A summary of our restricted stock activity and related information is as follows:

	Number of Restricted Stock Outstanding	Weighted- Average Grant Date Fair Value
Unvested balance—January 31, 2013	—	$—
Granted	395,810	7.85
Vested	(8,375)	8.07

Unvested balance—January 31, 2014	387,435	7.84

Granted (unaudited)	143,755	13.58
Vested (unaudited)	(158,414)	7.74

Forfeited/cancelled (unaudited)	(28,064)	5.85
Unvested balance—October 31, 2014 (unaudited)	344,712	$10.44

As of January 31, 2014 and October 31, 2014, there was $1.6 million and $2.2 million of unrecognized stock-based compensation expense related to outstanding restricted stock granted to employees net of estimated forfeitures. This amount is expected to be recognized over a remaining weighted-average period of 2.89 years and 2.20 years. To the extent the actual forfeiture rate is different from what we have estimated, stock-based compensation related to these awards will be different from our expectations.

Other

As of October 31, 2014, there was $1.7 million of unrecognized stock-based compensation, net of estimated forfeitures, related to 155,787 shares of contingently issuable common stock for certain bonus awards given in connection with our acquisition of Streem. This amount is expected to be recognized over a remaining weighted-average period of 2.67 years.

Stock-Based Compensation

The following table summarizes the components of stock-based compensation expense recognized in the consolidated statements of operations (in thousands):

	Year Ended December 31, 2011	One Month Ended January 31, 2012	Year Ended January 31, 2013	Year Ended January 31, 2014	Nine Months Ended October 30,
					2013	2014
					(unaudited)
Cost of revenue	$686	$6	$1,087	$450	$249	$1,102
Research and development	899	19	1,211	3,154	1,866	8,220
Sales and marketing	837	24	1,893	5,017	3,297	8,306
General and administrative	3,800	23	3,345	3,128	2,102	4,716

Total	$6,222	$72	$7,536	$11,749	$7,514	$22,344

BOX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited as of October 31, 2014 and for the nine months ended October 31, 2013 and 2014)

Determining Fair Value of Stock Options

We estimated the fair value of employee stock options using a Black-Scholes option pricing model with the following assumptions:

	Year Ended December 31, 2011	One Month Ended January 31, 2012	Year Ended January 31, 2013	Year Ended January 31, 2014	Nine Months Ended October 31,
					2013	2014
					(unaudited)
Expected term (in years)	5.0 – 6.1	—	5.0 – 7.4	4.9 – 6.3	4.9 – 6.3	5.7 – 6.1
Volatility	55% – 57%	—	53% – 55%	48% – 57%	49% – 57%	46% – 49%
Risk-free interest rate	1.1% – 2.7%	—	0.7% – 1.7%	0.8% – 1.9%	0.8% – 1.8%	1.8% – 2.1%
Dividend yield	0%	—	0%	0%	0%	0%

The assumptions used in the Black-Scholes option pricing model were determined as follows:

Fair Value of Common Stock. Given the absence of a public trading market, the Board considered numerous objective and subjective factors to determine the fair value of our common stock at each grant date. These factors included, but were not limited to, (i) contemporaneous valuations of common stock performed by unrelated third-party specialists; (ii) the prices for our Preferred Stock sold to outside investors; (iii) the rights, preferences and privileges of our Preferred Stock relative to our common stock; (iv) the lack of marketability of our common stock; (v) developments in the business; and (vi) the likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of Box, given prevailing market conditions.

Expected Term. The expected term represents the period that our share-based awards are expected to be outstanding. The expected term assumptions were determined based on the vesting terms, exercise terms and contractual lives of the options.

Expected Volatility. Since we do not have a trading history of our common stock, the expected volatility was derived from the historical stock volatilities of several unrelated public companies within the same industry that we consider to be comparable to our business over a period equivalent to the expected term of the stock option grants.

Risk-free Interest Rate. The risk-free rate that we use is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options.

Dividend Yield. We have never declared or paid any cash dividends and do not plan to pay cash dividends in the foreseeable future, and, therefore, use an expected dividend yield of zero.

Note 13. Net Loss per Share Attributable to Common Stockholders

We calculate our basic and diluted net loss per share attributable to common stockholders in conformity with the two-class method required for companies with participating securities. We consider all series of our redeemable convertible preferred stock to be participating securities. In the event a dividend is declared or paid on our common stock, holders of redeemable convertible preferred stock are entitled to a proportionate share of such dividend in proportion to the holders of common stock on an as-if converted basis. Under the two-class method, basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period, less shares subject to repurchase. Net loss attributable to common stockholders is determined by

BOX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited as of October 31, 2014 and for the nine months ended October 31, 2013 and 2014)

allocating undistributed earnings between common and redeemable convertible preferred stockholders. The diluted net loss per share attributable to common stockholders is computed by giving effect to all potential dilutive common stock equivalents outstanding for the period. For purposes of this calculation, redeemable convertible preferred stock, options to purchase common stock, warrants to purchase redeemable convertible preferred stock, repurchasable shares from early exercised options and unvested restricted stock are considered common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is antidilutive. Under the two-class method, the net loss attributable to common stockholders is not allocated to the convertible redeemable preferred stock as the holders of our convertible redeemable preferred stock do not have a contractual obligation to share in our losses.

The rights, including the liquidation and dividend rights, of the holders of our Class A and Class B common stock are identical, except with respect to voting. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis and the resulting net loss per share attributed to common stockholders will, therefore, be the same for both Class A and Class B common stock on an individual or combined basis. We did not present dilutive net loss per share on an if-converted basis because the impact was not dilutive.

The following table sets forth the computation of basic and diluted net loss per share (in thousands, except per share amounts):

	Year Ended December 31, 2011		One Month Ended January 31, 2012		Year Ended January 31, 2013		Year Ended January 31, 2014
	Class A	Class B	Class A	Class B	Class A	Class B	Class A	Class B
Numerator:
Net loss	$(50,252)	$(19)	$(5,110)	$(17)	$(111,274)	$(1,289)	$(149,743)	$(18,814)
Add: accretion of redeemable convertible preferred stock	(80)	—	(9)	—	(223)	(3)	(303)	(38)

Net loss attributable to common stockholders	$(50,332)	$(19)	$(5,119)	$(17)	$(111,497)	$(1,292)	$(150,046)	$(18,852)

Denominator:
Weighted-average number of shares outstanding—basic and diluted	5,282	2	6,079	20	7,596	88	10,075	1,266

Net loss per share attributable to common stockholders—basic and diluted	$(9.53)	$(9.53)*	$(0.84)	$(0.84)*	$(14.68)	$(14.68)	$(14.89)	$(14.89)

*	Amounts cannot be recalculated due to rounding

BOX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited as of October 31, 2014 and for the nine months ended October 31, 2013 and 2014)

	Nine Months Ended October 31, 2013		Nine Months Ended October 31, 2014
	Class A	Class B	Class A	Class B
	(unaudited)
Numerator:
Net loss	$(113,226)	$(11,959)	$(97,118)	$(24,376)
Add: accretion of redeemable convertible preferred stock	(232)	(24)	(6,057)	(1,520)

Net loss attributable to common stockholders	$(113,458)	$(11,983)	$(103,175)	$(25,896)

Denominator:
Weighted-average number of shares outstanding—basic and diluted	9,884	1,044	11,546	2,898

Net loss per share attributable to common stockholders—basic and diluted	$(11.48)	$(11.48)	$(8.94)	$(8.94)

The following weighted average outstanding shares of common stock equivalents were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because the impact of including them would have been antidilutive (in thousands):

	As of December 31, 2011	As of January 31, 2012	As of January 31, 2013	As of January 31, 2014	As of October 31,
					2013	2014
					(unaudited)
Redeemable convertible preferred stock	51,826	58,324	63,727	71,465	70,173	79,324
Options to purchase common stock	9,137	10,492	13,441	17,036	16,512	18,250
Restricted stock units and other	—	—	—	1	—	2,536
Warrants to purchase redeemable convertible preferred stock	731	772	772	736	772	87
Repurchasable shares from early-exercised options and unvested restricted stock	321	238	699	764	797	595
Contingently issuable common stock	—	—	—	—	—	69

	62,015	69,826	78,639	90,002	88,254	100,861

Unaudited Pro Forma Net Loss per Share Attributable to Common Stockholders

As of October 31, 2014, we had two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of our Class A and Class B common stock were identical except with respect to voting. The holders of our Class A common stock were entitled to one vote per share, and holders of our Class B common stock had no voting rights. Upon the completion of an initial public offering, all current outstanding shares of our Class A common stock, Class B common stock, and redeemable convertible preferred stock (including shares issuable upon the exercise of certain redeemable convertible preferred stock warrants) will convert into shares of our new Class B common stock. In addition, all redeemable convertible preferred stock warrants and all options to purchase shares of our capital stock outstanding prior to the completion of an initial public offering will become exercisable for shares of our new Class B common stock after the completion of an initial public offering.

BOX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited as of October 31, 2014 and for the nine months ended October 31, 2013 and 2014)

In contemplation of an initial public offering, pro forma basic and diluted net loss per share have been computed to give effect to the conversion of our Class A and Class B common stock, redeemable convertible preferred stock (assuming the issuance of such shares at an initial offering price of $             per share, the mid-point of the price range set forth on the cover of our initial public offering prospectus) and redeemable convertible preferred stock warrants into our new Class B common stock as though the conversion had occurred as of the later of the beginning of the period or the original date of issuance.

The following table shows our calculation of the unaudited pro forma basic and diluted net loss per share (in thousands, except per share data):

	Year Ended January 31, 2014
	Existing Class A	Existing Class B	New Class A	New Class B
	(unaudited)
Numerator:
Net loss attributable to common stockholders	$(150,046)	$(18,852)	$—	$—
Accretion of redeemable convertible preferred stock	303	38	—	—
Remeasurement of redeemable convertible preferred stock warrant liability	7,531	946	—	—

Pro forma net loss attributable to common stockholders	(142,212)	(17,868)	—	—
Reallocation of pro forma net loss attributable to common stockholders as a result of existing Class A and Class B common stock, redeemable convertible preferred stock and redeemable convertible preferred stock warrants converting to new Class B common stock	142,212	17,868	—	(160,080)

Net loss attributable to common stockholders used to compute pro forma net loss per share attributable to common stockholders—basic and diluted	$—	$—	$—	$(160,080)

Denominator:
Weighted-average number of shares used to compute net loss per share—basic and diluted	10,075	1,266	—	—
Pro forma adjustment to reflect assumed conversion of existing Class A and Class B common stock to new Class B common stock	(10,075)	(1,266)	—	11,341
Pro forma adjustment to reflect assumed conversion of redeemable convertible preferred stock to new Class B common stock	—	—	—	71,465
Pro forma adjustment to reflect assumed conversion of redeemable convertible preferred stock warrants to new Class B common stock	—	—	—	142

Weighted-average number of shares used to compute pro forma net loss per share—basic and diluted	—	—	—	82,948

Pro forma net loss per share attributable to common stockholders—basic and diluted	$—	$—	$—	$(1.93)

BOX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited as of October 31, 2014 and for the nine months ended October 31, 2013 and 2014)

Nine Months Ended October 31, 2014
	Existing Class A	Existing Class B	New Class A	New Class B
(unaudited)

Numerator:
Net loss attributable to common stockholders	$	$	$	$
Accretion of redeemable convertible preferred stock
Remeasurement of redeemable convertible preferred stock warrant liability

Pro forma net loss attributable to common stockholders

Reallocation of pro forma net loss attributable to common stockholders as a result of existing Class A and Class B common stock, redeemable convertible preferred stock and redeemable convertible preferred stock warrants converting to new Class B common stock

Net loss attributable to common stockholders used to compute pro forma net loss per share attributable to common stockholders—basic and diluted	$	$	$	$

Denominator:
Weighted-average number of shares used to compute net loss per share—basic and diluted
Pro forma adjustment to reflect assumed conversion of existing Class A and Class B common stock to new Class B common stock
Pro forma adjustment to reflect assumed conversion of redeemable convertible preferred stock and redeemable convertible preferred stock warrants converting to new Class B common stock(1)

Weighted-average number of shares used to compute pro forma net loss per share—basic and diluted

Pro forma net loss per share attributable to common stockholders—basic and diluted	$	$	$	$

(1)	This adjustment will be determined when the mid-point of the range is set.

BOX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited as of October 31, 2014 and for the nine months ended October 31, 2013 and 2014)

Note 14. Income Taxes

The components of loss before provision (benefit) for income taxes were as follows (in thousands):

	Year Ended December 31, 2011	One Month Ended January 31, 2012	Year Ended January 31, 2013	Year Ended January 31, 2014	Nine Months Ended October 31,
					2013	2014
					(unaudited)
United States	$(50,270)	$(5,112)	$(112,691)	$(148,032)	$(127,857)	$(91,109)
Foreign	—	—	187	(22,956)	158	(30,983)

Total	$(50,270)	$(5,112)	$(112,504)	$(170,988)	$(127,699)	$(122,092)

The components of the provision (benefit) for income taxes were as follows (in thousands):

	Year Ended December 31, 2011	One Month Ended January 31, 2012	Year Ended January 31, 2013	Year Ended January 31, 2014	Nine Months Ended October 31,
					2013	2014
					(unaudited)
Current:
Federal	$—	$—	$—	$17	$11	$18
State	1	15	12	53	19	29
Foreign	—	—	47	89	23	180

Total	$1	$15	$59	$159	$53	$227

Deferred:
Federal	$—	$—	$—	$(2,360)	$(2,360)	$(741)
State	—	—	—	(230)	(207)	(84)

Total	$—	$—	$—	$(2,590)	$(2,567)	$(825)

Provision (benefit) for income taxes	$1	$15	$59	$(2,431)	$(2,514)	$(598)

For the nine months ended October 31, 2013 and 2014, we recorded income tax benefits of $2.5 million and $598,000, respectively (unaudited). The differences between the recorded benefits for income taxes and the tax benefits based upon the federal statutory rate of 34% were primarily attributable to losses not benefited through the provision, minimum state taxes and taxes in foreign jurisdictions, offset by discrete tax benefits from partial releases of the valuation allowance on our deferred tax assets in connection with our acquisitions.

BOX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited as of October 31, 2014 and for the nine months ended October 31, 2013 and 2014)

The items accounting for the difference between income taxes computed at the federal statutory income tax rate of 34% and the provision for income taxes consisted of the following (in thousands):

	Year Ended December 31, 2011	One Month Ended January 31, 2012	Year Ended January 31, 2013	Year Ended January 31, 2014
Tax benefit at federal statutory rate	$(17,119)	$(1,741)	$(38,328)	$(58,136)
State taxes, net of federal benefit	(2,666)	(350)	(7,097)	(5,071)
Foreign rate difference	—	—	(17)	3,270
Nondeductible expenses	400	125	1,288	3,408
Research and development credit	(566)	—	(1,376)	(1,934)
Stock-based compensation	2,038	20	2,237	2,644
Change in reserve for unrecognized tax benefits	568	(260)	663	3,937
Other	280	260	25	(421)
Change in valuation allowance	17,066	1,961	42,664	49,872

Provision for income taxes	$1	$15	$59	$(2,431)

The significant components of our deferred tax assets and liabilities were as follows (in thousands):

	January 31, 2013	January 31, 2014
Deferred tax assets:
Net operating loss carryforward	$64,446	$104,855
Accruals and reserves	5,006	5,377
Stock-based compensation	167	908
Depreciation and amortization	469	1,738
Tax credit carryover	2,068	3,960

Total deferred tax assets	72,156	116,838
Valuation allowance	(72,135)	(115,223)

Total deferred tax assets, net of valuation allowance	21	1,615
Deferred tax liabilities:
Purchased intangible assets	—	(1,524)
Other	(21)	(91)

Total deferred tax liabilities	(21)	(1,615)

Net deferred tax assets	$—	$—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. As a result, we have established a full valuation allowance against our deferred tax assets to the extent they are not offset by liabilities from uncertain tax positions based on our history of losses. The valuation allowance increased by $42.6 million and $43.1 million during the years ended January 31, 2013 and 2014. In addition, during the year ended January 31, 2014, we released $2.6 million of our valuation allowance as a result of our acquisition of Crocodoc. With the acquisition, a deferred tax liability was established for the book-tax basis difference related to purchased intangibles. The net deferred tax liability provided an additional source of income to support the realizability of pre-existing deferred tax assets.

BOX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited as of October 31, 2014 and for the nine months ended October 31, 2013 and 2014)

We have not provided for U.S. federal and state income taxes on our foreign subsidiary’s undistributed earnings as of January 31, 2014 because such earnings are intended to be indefinitely reinvested. If we were to repatriate these earnings to the U.S., they would be subject to U.S. income taxes based on the U.S. statutory rate of 34% plus an applicable adjustment for foreign tax credits and foreign withholding taxes.

As of January 31, 2014, we had federal and state net operating loss carryforwards of $263.7 million and $262.6 million available to offset future taxable income. The federal net operating loss carryforward will expire at various dates beginning in 2025, if not utilized. The state net operating loss carryforward will expire at various dates beginning in 2016, if not utilized. In addition, as of January 31, 2014, we had federal and state research and development tax credit carryforwards of $4.6 million and $5.0 million. The federal research and development tax credit carryforwards will expire beginning in 2025, if not utilized. The state research and development tax credit carryforward do not expire.

Utilization of the net operating loss carryforwards and credits may be subject to substantial annual limitation due to the ownership change limitations provided by Section 382 of the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

We evaluate tax positions for recognition using a more-likely-than-not recognition threshold, and those tax positions eligible for recognition are measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon the effective settlement with a taxing authority that has full knowledge of all relevant information.

As of December 31, 2011, January 31, 2013 and January 31, 2014, the total unrecognized tax benefits were $1.5 million, $2.5 million and $8.1 million. A reconciliation of the gross unrecognized tax benefits is as follows (in thousands):

Amount
Balance as of December 31, 2010	$—
Additions for tax positions related to prior year	497
Additions for tax positions related to current year	960

Balance as of December 31, 2011	1,457
Additions for tax positions related to current year	48
Reductions for tax positions related to current year	(348)

Balance as of January 31, 2012	1,157
Additions for tax positions related to prior year	49
Additions for tax positions related to current year	1,342
Reductions for tax positions related to current year	(33)

Balance as of January 31, 2013	2,515
Additions for tax positions related to prior year	547
Additions for tax positions related to current year	5,085
Reductions for tax positions related to current year	—

Balance as of January 31, 2014	$8,147

BOX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited as of October 31, 2014 and for the nine months ended October 31, 2013 and 2014)

The gross unrecognized tax benefits, if recognized, would not materially affect the effective tax rate as of December 31, 2011, January 31, 2012, 2013 and 2014. We do not expect our gross unrecognized tax benefits to change significantly in the next 12 months.

Our policy is to classify interest and penalties associated with uncertain tax positions, if any, as a component of our income tax provision. Interest and penalties were not significant during the year ended December 31, 2011, the one month ended January 31, 2012, and the years ended January 31, 2013 and 2014.

We file tax returns in the United States for federal, California, and other states. All tax years remain open to examination for both federal and state purposes as a result of the net operating loss and credit carryforwards. We file foreign tax returns in the United Kingdom starting with the year ended January 31, 2013 and with France, Germany and Japan starting with the year ended January 31, 2014. These tax years remain open to examination.

Note 15. Segments

Our chief operating decision maker reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. As such, we have a single reporting segment and operating unit structure. In addition, substantially all of our revenue and long-lived assets are attributable to operations in the U.S. for all the periods presented.

Note 16. 401(k) Plan

We have a 401(k) Savings Plan (the 401(k) Plan) which qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the 401(k) Plan, participating employees may elect to contribute up to 100% of their eligible compensation, subject to certain limitations. We have not made any matching contributions to date.

Note 17. Subsequent Events (Unaudited)

In preparing the financial statements as of and for the year ended January 31, 2014, we evaluated subsequent events for recognition and measurement purposes through March 24, 2014, the date the independent auditors’ report was originally issued and the audited annual consolidated financial statements were available for issuance. After the original issuance of the consolidated financial statements and through December 10, 2014, we have evaluated subsequent events or transactions that have occurred that may require disclosure in the accompanying financial statements. Except as described below, we have concluded that no events or transactions have occurred that may require disclosure in the accompanying financial statements.

In November 2014, we acquired all outstanding common stock of Clariso Inc. (MedXT), a privately-held cloud-based technology company which specializes in medical image viewing, sharing and collaboration, for a total consideration of 295,000 shares of our Class B common stock. We are in the process of determining the final purchase consideration, including the fair value of the Class B common stock and the fair value of the acquired intangibles.

Our Mission:
To make organizations more productive, competitive and collaborative by connecting people and their most important information.

box
Morgan Stanley Credit Suisse J.P. Morgan
BMO Capital Markets
Canaccord Genuity Pacific Crest Securities Raymond James Wells Fargo Securities

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by the Registrant, other than underwriting discounts and commissions, upon the completion of this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the exchange listing fee.

SEC registration fee		$19,320
FINRA filing fee		23,000
Exchange listing fee		250,000
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*	To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors, and other corporate agents.

On the completion of this offering, as permitted by Section 102(b)(7) of the Delaware General Corporation Law, the Registrant’s amended and restated certificate of incorporation will include provisions that eliminate the personal liability of its directors and officers for monetary damages for breach of their fiduciary duty as directors and officers.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the amended and restated certificate of incorporation and amended and restated bylaws of the Registrant will provide that:

•	The Registrant shall indemnify its directors and officers for serving the Registrant in those capacities or for serving other business enterprises at the Registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The Registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•	The Registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•	The Registrant will not be obligated pursuant to the amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the Registrant’s board of directors or brought to enforce a right to indemnification.

•	The rights conferred in the amended and restated certificate of incorporation and amended and restated bylaws are not exclusive, and the Registrant is authorized to enter into indemnification agreements with its directors, officers, employees, and agents and to obtain insurance to indemnify such persons.

•	The Registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees, and agents.

The Registrant’s policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and also to provide for certain additional procedural protections. The Registrant also maintains directors and officers insurance to insure such persons against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between the Registrant and its officers and directors may be sufficiently broad to permit indemnification of the Registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (Securities Act).

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Since January 1, 2011, the Registrant issued the following unregistered securities:

Preferred Stock Issuances

From February 2011 through April 2011, the Registrant sold an aggregate of 11,543,699 shares of its Series D redeemable convertible preferred stock to 14 accredited investors at a purchase price of $3.1619 per share, for an aggregate purchase price of $36,500,022, and issued an aggregate of 411,138 shares of its Series D redeemable convertible preferred stock to 12 accredited investors pursuant to a stock purchase agreement by and among the Registrant and certain stockholders of the Registrant. The Registrant believes these transactions were exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act and Regulation D promulgated thereunder as transactions not involving a public offering.

From August 2011 through September 2011, the Registrant sold an aggregate of 3,218,033 shares of its Series D-1 redeemable convertible preferred stock to 10 accredited investors at a purchase price of $8.0314 per share, for an aggregate purchase price of $25,845,311, and issued an aggregate of 641,815 shares of its Series D-1 redeemable convertible preferred stock to seven accredited investors pursuant to a stock purchase agreement by and among the Registrant and certain stockholders of the Registrant. The Registrant believes these transactions were exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act and Regulation D promulgated thereunder as transactions not involving a public offering.

From October 2011 through March 2012, the Registrant sold an aggregate of 3,529,927 shares of its Series D-2 redeemable convertible preferred stock to five accredited investors at a purchase price of $9.0657 per share, for an aggregate purchase price of $32,001,260. The Registrant believes these transactions were exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act and Regulation D promulgated thereunder as transactions not involving a public offering.

From August 2012 through October 2012, the Registrant sold an aggregate of 11,454,838 shares of its Series E redeemable convertible preferred stock to 17 accredited investors at a purchase price of $13.0949 per share, for an aggregate purchase price of $149,999,959. The Registrant believes these transactions were exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act and Regulation D promulgated thereunder as transactions not involving a public offering.

From October 2013 through January 2014, the Registrant sold an aggregate of 5,554,440 shares of its Series E-1 redeemable convertible preferred stock to 17 accredited investors at a purchase price of $18.00 per share, for an aggregate purchase price of $99,979,920. The Registrant believes these transactions were exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act as transactions not involving a public offering.

In July 2014, the Registrant sold an aggregate of 7,500,000 shares of its Series F redeemable convertible preferred stock to three accredited investors at a purchase price of $20.00 per share, for an aggregate purchase price of $150,000,000. The Registrant believes these transactions were exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act and Regulation D promulgated thereunder as transactions not involving a public offering.

Warrant Issuances

In August 2011, the Registrant issued a warrant to purchase 62,255 shares of its Series D-1 redeemable convertible preferred stock to one accredited investor in connection with a loan and security agreement at an exercise price of $8.0314 per share.

Option, RSU and Common Stock Issuances

Since January 1, 2011, the Registrant granted to its directors, officers, employees, consultants and other service providers options to purchase an aggregate of 23,697,164 shares of its common stock under its equity compensation plans at exercise prices ranging from $0.59 to $17.85 per share.

Since January 1, 2011, the Registrant issued to its directors, officers, employees, consultants and other service providers an aggregate of 4,235,889 restricted stock units to be settled in shares of its common stock under its equity compensation plans.

Since January 1, 2011, the Registrant issued to its directors, officers, employees, consultants and other service providers an aggregate of 503,435 shares of its restricted common stock under its equity compensation plans.

Since January 1, 2011, the Registrant issued an aggregate of 5,000 shares of its common stock to a former service provider in consideration for services rendered.

Common Stock Issuances in Connection with Acquisitions

In February 2011, the Registrant issued 10,000 shares of its common stock as consideration to a company in connection with its acquisition of certain assets from the company.

In May 2013, the Registrant issued 813,405 shares of its common stock as consideration to 32 individuals and 13 entities in connection with its acquisition of all of the outstanding shares of a company.

In September 2013, the Registrant issued 50,000 shares of its common stock as consideration to a company in connection with its acquisition of certain assets from the company.

In July 2014, the Registrant issued 457,833 shares of its common stock as consideration to seven individuals and 14 entities in connection with its acquisition of all of the outstanding shares of a company.

In November 2014, the Registrant issued 295,000 shares of its common stock as consideration to six individuals and seven entities in connection with its acquisition of all of the outstanding shares of a company.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise specified above, the Registrant believes these transactions were exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act (or Regulation S or Regulation D promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant. The sales of these securities were made without any general solicitation or advertising.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

We have filed the exhibits listed on the accompanying Exhibit Index of this Registration Statement.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

ITEM 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Los Altos, California, on the 10th day of December, 2014.

BOX, INC.

By:	/s/ Aaron Levie
Aaron Levie Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Aaron Levie Aaron Levie	Chairman and Chief Executive Officer (Principal Executive Officer)	December 10, 2014

/s/ Dylan Smith Dylan Smith	Chief Financial Officer and Director (Principal Financial Officer)	December 10, 2014

/s/ Jeff Mannie Jeff Mannie	Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)	December 10, 2014

* Dana Evan	Director	December 10, 2014

* Steven Krausz	Director	December 10, 2014

* Dan Levin	President, Chief Operating Officer and Director	December 10, 2014

* Rory O’Driscoll	Director	December 10, 2014

* Gary Reiner	Director	December 10, 2014

* Josh Stein	Director	December 10, 2014

* Bryan Taylor	Director	December 10, 2014

* Padmasree Warrior	Director	December 10, 2014

*By:	/s/ Aaron Levie
Aaron Levie Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1**	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering.

3.3**	Bylaws of the Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering.

4.1**	Form of common stock certificate of the Registrant.

4.2**	Eighth Amended and Restated Investors’ Rights Agreement among the Registrant and certain holders of its capital stock, dated as of July 7, 2014.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, P.C.

10.1+**	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2+*	Box, Inc. 2015 Equity Incentive Plan and related form agreements.

10.3+*	Box, Inc. 2015 Employee Stock Purchase Plan and related form agreements.

10.4+**	Box, Inc. 2011 Equity Incentive Plan and related form agreements.

10.5+**	Box, Inc. 2006 Stock Incentive Plan and related form agreements.

10.6+**	Box, Inc. Executive Incentive Plan.

10.7+	Form of Change in Control and Severance Agreement between the Registrant and each of Aaron Levie, Dan Levin and Dylan Smith.

10.7A+	Form of Change in Control and Severance Agreement between the Registrant and certain of its executive officers.

10.8+*	Offer Letter between the Registrant and Aaron Levie.

10.9+*	Offer Letter between the Registrant and Dan Levin.

10.10+*	Offer Letter between the Registrant and Dylan Smith.

10.11+*	Offer Letter between the Registrant and Peter McGoff.

10.12+*	Offer Letter between the Registrant and Graham Younger.

10.13**	Office Lease between the Registrant and Behringer Harvard El Camino Real LP, dated as of June 16, 2011.

10.13A	Lease Termination Agreement between the Registrant and St. Paul Fire and Marine Insurance Company, dated as of October 24, 2014.

10.14**	Credit Agreement among the Registrant, the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent and Collateral Agent, dated as of August 27, 2013, as amended on June 19, 2014.

10.14A	Amendment No. 2 and Waiver to Credit Agreement and Amendment No. 1 to Guarantee and Collateral Agreement among the Registrant, the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent and Collateral Agent, dated as of September 15, 2014.

10.15¥**	Master License and Service Agreement between the Registrant and CoreSite, L.P., dated as of March 17, 2008.

Exhibit Number	Description

10.16**	Master Service Agreement between the Registrant and Equinix Operating Co., Inc., dated as of April 29, 2008.

10.17**	Colocation Facilities Agreement between the Registrant and Switch Communications Group, L.L.C., dated as of December 20, 2011.

10.18*	Office Lease between the Registrant and Redwood City Partners, LLC, dated as of September 15, 2014.

21.1**	List of subsidiaries of the Registrant.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1).

24.1**	Power of Attorney (see page II-5 to the original filing of this Registration Statement on Form S-1 on March 24, 2014).

24.2	Power of Attorney of Bryan Taylor.

*	To be filed by amendment.
**	Previously filed.
+	Indicates management contract or compensatory plan.
¥	Confidential treatment has been requested as to certain portions of this exhibit, which portions have been omitted and submitted separately to the Securities and Exchange Commission.